Form 10KSB, Exhibit 13
period 1996-12-31
NORTHEAST INDIANA BANCORP INC
filed 1997-03-31
CIK 942898

EXHIBIT 13

PRESIDENT'S MESSAGE TO OUR SHAREHOLDERS
-------------------------------------------------------------------------------

On behalf of the directors, officers, and employees of Northeast Indiana Bancorp, Inc. and its subsidiary First Federal Savings Bank, I am pleased to report to you, our shareholders, that 1996 was another successful and profitable year.

Your company continued to play a vital role in the growth, prosperity, and the quality of life of the Huntington community. As a community citizen, First Federal and its employees participated actively and financially in local organizations and community groups. First Federal Savings Bank is the number one provider of mortgage loans and consumer financing in our market area, and in 1996 made major advances in developing loan programs attractive to small business and commercial customers. The success of these programs is reflected by the fact that assets have grown from $137.6 million on December 31, 1995 to $169.5 million on December 31, 1996, an increase of 23.2%. Total deposits grew by $17.1 million to $85.3 million, a 25.1% increase, while net loans receivable increased 19.7% to $146.9 million on December 31, 1996.

Success, while measured in terms of community involvement and institutional growth, must also be reflected in company profits and 1996 was a very good year for First Federal. For the year ended December 31, 1996, Northeast Indiana Bancorp, Inc.'s net income was $1.57 million or $0.84 per share, an increase of 18.8% from the year ended December 31, 1995 net income of $1.32 million. This increase in profits took place despite the cost associated with the resolution of the Savings Association Insurance Fund (SAIF) recapitalization. Without the SAIF assessment, net income for December 31, 1996 would have been approximately $1.84 million or $0.98 per share, an increase of 39.4% from the previous fiscal year.

To enhance shareholder value and earnings per share, Northeast Indiana Bancorp, Inc. continued an aggressive stock repurchase program during 1996. In that time frame, 371,539 shares were repurchased as treasury stock leaving the total number of shares issued and outstanding at year end at 1,810,586.

The financial services market that we serve is affected by many variables, including but not limited to, federal regulations, economy, competition and interest rate risk. We begin 1997 recognizing we must deal with these and other challenges that lie ahead.

Your directors, officers and employees will continue to make every effort to have First Federal Savings Bank recognized as "Now more than ever...First in Hometown Banking." We look forward with excitement and commitment to improving our services, products, profits and your shareholder value in Northeast Indiana Bancorp, Inc.

Sincerely,



Stephen E. Zahn
Chairman of the Board,
President and Chief Executive Officer

                                    SELECTED CONSOLIDATED FINANCIAL INFORMATION
-----------------------------------------------------------------------------------------------------------
                                                                      December 31
                                               1996         1995         1994         1993         1992
                                               ----         ----         ----         ----         ----
Selected Financial Condition Data:                                  (dollars in thousands)

Total assets................................$ 169,544    $ 137,569     $ 115,095    $  96,106     $ 81,412

Loans receivable, net.......................  146,855      122,641       104,402       87,725       73,318
Securities..................................   12,388        6,882         5,395        4,275        3,162

Deposits ...................................   85,346       68,203        68,533       69,169       70,985
Total borrowings............................   56,000       37,500        35,500       17,500        2,494
Shareholders' equity........................   26,529       31,033        10,238        8,901        7,420

Selected Operations Data:

Total interest income.......................$  11,767     $  9,644     $   8,102    $   7,425    $   7,316
Total interest expense......................    6,197        5,307         4,072        3,192        3,651
                                            ---------     --------     ---------    ---------    ---------
   Net interest income......................    5,570        4,337         4,030        4,233        3,665
Provision for loan losses...................      235          251           263          196          131
                                            ---------     --------     ---------    ---------    ---------
Net interest income after provision for loan
  losses....................................    5,335        4,086         3,767        4,037        3,534
Total noninterest income....................      402          347           384          284          298
Total noninterest expense...................    3,208        2,364         1,938        1,846        1,686
                                            ---------     --------     ---------    ---------    ---------
Income before income taxes..................    2,529        2,069         2,213        2,475        2,146
Income tax expense..........................      962          750           876          993          858
                                            ---------     --------     ---------    ---------    ---------
Net income..................................$   1,567     $  1,319     $   1,337    $   1,482    $   1,288
                                            =========     ========     =========    =========    =========

Selected Financial Ratios and Other Data:

Performance Ratios:
   Return on assets (ratio of net
     income to average  total assets).......      1.02%        1.04%        1.22%        1.65%         1.61%
   Return on equity (ratio of net income to
     average total equity)..................      5.49         6.28        13.77        18.07         18.88
   Interest rate spread information:
   Average during period....................      2.90         2.80         3.51         4.53          4.38
   End of period............................      2.70         2.77         2.83         3.92          4.13
   Net interest margin (1)..................      3.81         3.57         3.82         4.88          4.71
   Ratio of operating expense to average
     total assets............................     2.10         1.86         1.81         2.06          2.10
   Ratio of average interest-earning assets
     to average interest-bearing liabilities.   121.48       117.70       107.93       105.76        107.11

Quality Ratios:
   Non-performing assets to total assets at
     end of period..........................       .42          .21          .29          .07           .64
   Allowance for loan losses to
     non-performing loans...................    144.00       310.21       205.93       672.06         52.22
   Allowance for loan losses to loans
      receivable net........................       .70          .72          .66           .52          .37


Capital Ratios:
   Shareholders' equity to total assets at end of
     period.................................     15.65        22.56         8.90         9.26          9.11
  Average shareholders' equity to average total
     assets.................................     18.64        16.56         8.89         9.16          8.51

Other Data:
   Number of full-service offices...........        3             3            2            2            2

(1) Net interest income divided by average interest-earning assets.

--------------------------------------------------------------------------------
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
--------------------------------------------------------------------------------
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General

Northeast Indiana Bancorp, Inc. (the "Company") was formed as a Delaware corporation in March, 1995 for the purpose of issuing common stock and owning all of the common stock of First Federal Savings Bank ("First Federal" or "Bank") as a unitary thrift holding company. The Bank conducts business from its three offices located in Huntington, Indiana. The Company's primary business activity is its investment in the Bank, and therefore, the following discussion relates primarily to the operations of the Bank.

The principal business of savings banks, including First Federal, has historically consisted of attracting deposits from the general public and making loans secured by residential real estate. First Federal's earnings are primarily dependent on net interest income, the difference between interest income and interest expense. Interest income is a function of the balances of loans and investments outstanding during the period and the yield earned on such assets. Interest expense is a function of the balances of deposits and borrowings outstanding during the same period and the rates paid on such deposits and borrowings. First Federal's earnings are also affected by provisions for loan losses, service charge and fee income, other noninterest income, operating expenses and income taxes. Operating expenses consist primarily of employee compensation and benefits, occupancy and equipment expenses, data processing, federal deposit insurance premiums and other general and administrative expenses.

First Federal is significantly affected by prevailing economic conditions as well as federal regulations concerning monetary and fiscal policies and financial institutions. The year of 1996 started with the economy moderately reducing potential inflationary pressures carried over from the fourth quarter 1995. The economy has stayed relatively stable during 1996 overall. Although, at times, throughout 1996 we have had fluctuations, in general, the economy was favorable to First Federal's lending growth. There can be no assurance, however, in periods of rising interest rates, that the Bank will be able to continue to market its mortgage loans successfully or that such interest rate movements will not adversely affect net income.

Deposit balances are influenced by a number of factors including interest rates paid on competing personal investments and the level of personal income and savings within First Federal's market. Lending activities are influenced by the demand for housing as well as competition from other lending institutions. Lending activities may also be impacted by liquidity levels and funds available to originate loans. The primary sources of funds for lending activities include deposits, borrowed funds, loan payments and funds provided from operations.

--------------------------------------------------------------------------------
Financial Condition
--------------------------------------------------------------------------------

First Federal's total assets increased from $137.6 million at December 31, 1995 to $169.5 million at December 31, 1996, an increase of $31.9 million, or 23.2%. The increase was due primarily to the increases in loans of $24.2 million or 19.7% and securities of $5.5 million or 80.0%. This growth was funded by increased advances from the Federal Home Loan Bank ("FHLB") totaling $18.5 million and increased deposits of $17.1 million.

The increase in the loan portfolio was comprised primarily of mortgage loans which increased $19.7 million. Mortgage loans secured by one-to-four family residences increased $13.8 million to $99.3 million at December 31, 1996 and represent 65.1% of First Federal's loan portfolio. The increase in one- to four-family mortgage loans was comprised of a $8.6 million increase in adjustable rate loans and a $5.2 million increase in fixed rate loans. Mortgage loans secured by multi-family and commercial real estate increased $1.5 million to $15.3 million at December 31, 1996 and construction loans secured by residential and non-residential real estate increased $4.4 million to $10.7 million.

First Federal also offers a variety of consumer loans including automobile, credit card, commercial, home equity and second mortgage loans. Total consumer and commercial business loans increased $6.9 million to $27.2 million at December 31, 1996. Automobile loans comprise $8.8 million of total consumer loans while home equity and second mortgage loans represent another $4.5 million at December 31, 1996.

The North Office, in its first full year of operation, continues to offer a wide range of banking services in an expanding sector of Huntington.

Total deposits increased $17.1 million to $85.3 million at December 31, 1996. Deposits had remained relatively constant since December 31, 1991 until this year. This year's 25.1% growth was due to aggressive advertising and pricing of selected products for a limited time slightly above local market competitors.

Total borrowed funds increased $18.5 million, from $37.5 million to $56.0 million at December 31, 1996. Borrowed funds consist of advances from the FHLB with variable interest rates and stated maturities ranging through 2001. The increase in advances was utilized to fund increases in loans and investments as total deposit growth wasn't sufficient to fund our growth in earning assets. Management plans to continue to utilize FHLB advances in conjunction with a continued aggressive approach to increasing our deposit base as a source of funds which will provide the necessary funding for loan demand. First Federal's borrowing limit at the FHLB as of December 31, 1996, was $60.0 million.

--------------------------------------------------------------------------------
Results of Operations
--------------------------------------------------------------------------------

Comparison of Years Ended December 31, 1996 and 1995

General. Net income for the year ended December 31, 1996 was $1.57 million, an increase of $248,000 compared to net income for the year ended December 31, 1995. This increase was primarily the result of an increase in noninterest income of $56,000 and increases in net interest income of $1.23 million partially offset by an increase in non-interest expenses of $844,000 and income tax expense of $212,000, respectively. Further details regarding changes in the major categories of income and expense are discussed below.

Interest Income. Interest income increased $2.13 million, or 22.10%, from $9.64 million to $11.77 million for the year ended December 31, 1996. The increase in interest income was primarily the result of an increase in interest income on mortgage loans of $1.49 million and an increase in interest income on consumer and other loans of $423,000. The increase in interest income on loans is due primarily to an increase in the average balance of the loan portfolio. The yield on the loan portfolio increased from 8.06% in 1995 to 8.16% in 1996, due to the high volume of loans in the portfolio which were originated or repriced at a higher interest rate than 1995. Yields on the loan portfolio are expected to increase slightly for 1997 as yields on loans that are originated in the recent falling interest rate environment are offset by the yields on adjustable rate mortgage ("ARM") loans that are repricing at higher rates but will remain in our portfolio. Yields are also expected to be positively impacted by increases in commercial and consumer loans which typically have interest rates higher than residential mortgage loans.

Interest Expense. Interest expense has risen $890,000, or 16.8%, from $5.31 million to $6.20 million for the year ended December 31, 1996. The majority of this increase was the result of higher interest expense of $485,000 on borrowed funds. This increase was due to a combination of a significantly larger average balance of borrowed funds during the year, which increased by $11.57 million from $34.56 million for 1995 to $46.13 million for 1996 partially offset by the lower average rate paid for borrowed funds during the year. Interest expense on deposits increased $405,000 during 1996 due primarily to higher average rates paid for money market deposits and the higher average balance of deposits during the year.

Net interest income. Net interest income increased $1.23 million or 28.4% from $4.34 million to $5.57 million for the year ended December 31, 1996. First Federal's net interest rate spread improved during 1996. The interest rate spread averaged 2.90% during 1996 compared to 2.80% during 1995 and was 2.70% at December 31, 1996. The increase in net interest spread during 1996 was primarily due to an increase in the average rates on interest earning assets. Mortgage loans averaged 8.06% in 1995 compared to 8.16% in 1996, while the average costs of interest bearing liability rates remained almost stable at 5.15% in 1995 compared to 5.16% in 1996.

--------------------------------------------------------------------------------
Results of Operations (continued)
--------------------------------------------------------------------------------
Provision for Loan Losses. The provision for loan losses for the year ended December 31, 1996 was $235,000 compared to $251,000 in the prior year, a decrease of $16,000. The provision for loan losses, less net charge-offs for the year of $188,000, increased the allowance for loan losses to $1.03 million at December 31, 1996, a 16.7% increase compared to December 31, 1995. Management will continue to record a provision for loan losses to maintain the allowance for loan losses at a level deemed adequate by management based on a quarterly analysis.

Noninterest Income. Noninterest income increased from $347,000 in 1995 to $403,000 in 1996. This increase of $56,000 was primarily the result of fees and service charges on loan and deposit accounts increasing by $36,000 during 1996 to $274,000 compared to 1995 income of $238,000.

Noninterest Expense. Noninterest expense increased from $2.36 million in 1995 to $3.21 million in 1996. This increase of $844,000, or 35.7%, was primarily the result of increases in FDIC expense of $343,000 including the one time FDIC assessment for the recapitalization of the SAIF fund of $453,000 taken in September 1996. This FDIC assessment represents 53.7% of the total increase in the 1996 noninterest expense compared to 1995. The increase in compensation and benefits of $241,000 was mostly a result of recording additional benefit expense of $205,000 related to the stock incentive plans approved by shareholders in January 1996. Occupancy and equipment and office supplies also increased due to increased volume and the first full year of operating the North Office. For 1997, the Bank's expense for FDIC deposit insurance will decrease as the assessment rate is expected to be reduced from $.23 per $100 of insured deposits in 1996 to $.0648 per $100 of insured deposits in 1997.

Income Tax Expense. Income tax expense increased from $750,000 in 1995 to $962,000 in 1996 due primarily to increased earnings before income taxes.

Comparison of Years Ended December 31, 1995 and 1994

General. Net income for the year ended December 31, 1995 was $1.32 million, a decrease of $18,000 compared to net income for the year ended December 31, 1994. This decrease was primarily the result of increases in noninterest expense of $426,000 partially offset by an increase in net interest income of $307,000 and a decrease in provision for loan losses and income tax expense of $12,000 and $126,000, respectively. Further details regarding changes in the major categories of income and expense are discussed below.

Interest Income. Interest income increased $1.5 million, or 19.0%, from $8.1 million to $9.6 million for the year ended December 31, 1995. The increase in interest income was primarily the result of an increase in interest income on mortgage loans of $899,000 and an increase in interest income on consumer and other loans of $286,000. The increase in interest income on loans is due to an increase in the average balance of the loan portfolio and an increase in the yield on the loan portfolio for the year. The yield on the loan portfolio increased from 7.97% in 1994 to 8.06% in 1995, due to the high volume of loans in the portfolio which were originated or repriced during the higher interest rate cycle earlier in the year.

--------------------------------------------------------------------------------
Results of Operations (continued)
--------------------------------------------------------------------------------
Interest Expense. Interest expense increased $1.2 million, or 30.3%, from $4.1 million to $5.3 million for the year ended December 31, 1995. The increase in interest expense was the result of an increase of $791,000 on borrowed funds. This increase was the result of a significant increase in the average balance of borrowed funds during the year, which increased by $6.8 million from $27.8 million for 1994 to $34.6 million for 1995. Also contributing to this increase was an increase in the average rate paid for borrowed funds during the year. Interest expense on deposits increased $444,000 during 1995 due primarily to higher average rates paid for certificates of deposit as the average balance of deposits remained fairly constant during the year.

Net interest income. Net interest income increased $307,000 or 7.6% from $4.0 million to $4.3 million for the year ended December 31, 1995. First Federal's net interest rate spread contracted during 1995. The interest rate spread averaged 2.80% during 1995 compared to 3.51% during 1994 and was 2.77% at December 31, 1995. The reduction in net interest spread during 1995 was primarily due to an increase in the cost on interest bearing liabilities, especially borrowings, from 4.78% in 1994 to 6.13% in 1995. Although borrowing rates declined in July and again in December, the average cost of funds remained higher in 1995 than in 1994.

Provision for Loan Losses. The provision for loan losses for the year ended December 31, 1995 was $251,000 compared to $263,000 in the prior year, an decrease of $12,000. The provision for loan losses, less net charge-offs for the year of $64,000, increased the allowance for loan losses to $881,000 at December 31, 1995, a 26.9% increase compared to December 31, 1994. Management will continue to record a provision for loan losses to maintain the allowance for loan losses at a level deemed adequate by management based on a quarterly analysis.

Noninterest Income. Noninterest income decreased from $384,000 in 1994 to $347,000 in 1995. This decrease of $37,000 was primarily the result of a $2,000 loss on the sale of fixed assets during 1995 compared to a $74,000 gain in 1994. Fees and service charges on loan and deposit accounts increased by $32,000 during 1995 to $237,000 compared to 1994 income of $205,000.

Noninterest Expense. Noninterest expense increased from $1.9 million in 1994 to $2.4 million in 1995. This increase of $426,000, or 22.0%, was primarily the result of increases in compensation and benefits and occupancy expenses. The increase in compensation and benefits of $283,000 was a result of recording additional benefit expense of $159,000 related to the Employee Stock Ownership Plan established in conjunction with the stock conversion and staffing costs related to the new office opened in October 1995. Part of those costs were offset by the deferred costs contra for lending operations due to our increase in loan volume. Occupancy and equipment and office supplies also increased due to increased volume and the new office operating during the fourth quarter of 1995.

Income Tax Expense. Income tax expense decreased from $876,000 in 1994 to $750,000 in 1995 due primarily to a decrease in earnings before income taxes.

--------------------------------------------------------------------------------
Asset/Liability Management
--------------------------------------------------------------------------------

First Federal, like other financial institutions, is subject to interest rate risk to the extent that its interest-bearing liabilities reprice on a different basis than its interest-earning assets. Office of Thrift Supervision ("OTS") regulations provide a Net Portfolio Value ("NPV") approach to the quantification of interest rate risk. In essence, this approach calculates the difference between the present value of liabilities, expected cash flows from assets and cash flows from off balance sheet contracts.

Management has established maximum limits for changes in net portfolio value resulting from changes in interest rates based on consideration of the Bank's portfolio mix of interest-earning assets and interest-bearing liabilities along with management's objectives for managing these portfolios in varying interest rate environments. Management monitors various indicators of interest rate risk, including NPV, and expectations regarding interest rate movements along with consideration of the Bank's overall capital levels to determine acceptable levels of interest rate risk. The Bank's interest-earning assets are composed primarily of loans, especially mortgage loans. Management has offered adjustable rate loan products to assist in the management of interest rate risk. At December 31, 1996, adjustable rate loans comprised 59.0% of the portfolio. The interest rate exposure as outlined in the NPV table reflects the Bank's exposure to a rising interest rate environment due to the concentration of longer term mortgage loans funded by relatively shorter-term deposits and FHLB advances. In addition, the interest rate risk is also impacted by adjustable rate loans which are tied to indices which lag behind market rates. Management is aware of First Federal's interest rate risk exposure in a rising interest rate environment. To address this interest rate risk, management will continue to market adjustable rate mortgage loans and review longer term funding sources. Management also considers the current capital position of the Bank and the composition of the loan portfolio and monitors these factors in conjunction with its strategic plan of offering various mortgage loan products to customers in the Bank's market area. Nonetheless, the Bank's interest rate exposure, particularly in a rising interest rate environment, will grow, especially to the extent that loan demand produces increases in balance sheet growth.

--------------------------------------------------------------------------------
Presented below, as of December 31, 1996, is an analysis of the Bank's estimated interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in interest rates, up and down 300 basis points in 100 point increments. Assumptions used in calculating the amounts in this table are those assumptions utilized by the OTS in assessing the interest rate risk of the thrifts it regulates. NPV is calculated by the OTS for the purposes of interest rate risk assessment and should not be considered as an indicator of value of the Bank.

                                           At December 31, 1996
            ------------------------------------------------------------------------------------------------
                                                                               Net Portfolio Value as % of
                                          Net Portfolio Value                     Present Value of Assets
            Change In Rates       $ Amount       $ Change      % Change         NPV Ratio           Change
            ---------------       --------       --------      --------         ---------           ------
                                            (Dollars in Thousands)

                    +300 bp    $     16,286   $    (8,740)       (35)              10.00              442 bp
                    +200             19,439        (5,587)       (22)              11.67              275
                    +100             22,413        (2,613)       (10)              13.17              125
                       0             25,026             -           -              14.42                -
                    -100             26,935         1,909           8              15.29              .87
                    -200             28,083         3,057          12              15.76              134
                    -300             29,129         4,103          16              16.17              175

In the event of a 300 basis point change in interest rate based upon estimates as of December 31, 1996, the Bank would experience a 16% increase in NPV in a declining rate environment and a 35% decrease in NPV in a rising rate environment. During periods of rising rates, the value of monetary assets and liabilities decline. Conversely, during periods of falling rates, the value of monetary assets and liabilities increase. However, the amount of change in value of specific assets and liabilities due to changes in rates is not the same in a rising rate environment as in a falling rate environment (i.e., the amount of value increase under a specific rate decline may not equal the amount of value decrease under an identical upward rate movement). Based upon the NPV methodology, the increased level of interest rate risk experienced by the Bank in recent periods was due to the increased use of relatively short-term FHLB advances to fund its investment in loans with substantially longer maturities than the advances and the Bank's use of an interest rate index which lags behind market rate indices to adjust the interest rate on its ARM loans originated prior to December 1996. To the extent that the Bank continues to use liabilities with shorter terms to maturity than the assets in which it invests, the Bank will continue to experience increased levels of interest rate risk in a rising interest rate environment.

--------------------------------------------------------------------------------
In evaluating First Federal's exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. As a result, the actual effect of changing interest rates may differ from that presented in the foregoing table.

--------------------------------------------------------------------------------
Average Balances, Interest Rates and Yields
--------------------------------------------------------------------------------
The following table presents for the periods indicated the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

                                   ______________________________________Year Ended December 31,________________________________
                                   ----------------------1 9 9 6-----------------   -------------------1 9 9 5------------------
                                       Average           Interest                        Average       Interest
                                     Outstanding          Earned/       Yield/         Outstanding      Earned/        Yield/
                                       Balance             Paid          Rate            Balance         Paid           Rate
                                       -------             ----          ----            -------         ----           ----
                                                                          (Dollars in Thousands)
Interest-Earning Assets:
     Loans receivable(1)             $    133,508    $     10,897         8.16%     $    111,496    $      8,990         8.06%
     Securities                             8,479             551         6.50             3,708             209         5.64
     FHLB stock                             2,411             189         7.84             2,006             158         7.88
     Other interest-earning
       assets                               1,632             130         7.97             4,143             287         6.93
                                     ------------    ------------                   ------------    ------------
         Total interest-earning
           assets(1)                 $    146,030          11,767         8.06      $    121,353           9,644         7.95
                                     ============    ------------                   ============    ------------

Interest-Bearing Liabilities:
     Savings                         $     10,465             288         2.75      $     12,752             375         2.94
     Money market                           8,793             437         4.97             4,246             137         3.23
     Demand and NOW                         8,276             184         2.22             8,101             208         2.57
     Certificate accounts                  46,549           2,685         5.77            43,448           2,469         5.68
     Borrowings                            46,128           2,603         5.64            34,560           2,118         6.13
                                     ------------    ------------                   ------------    ------------

         Total interest-bearing
           liabilities               $    120,211           6,197         5.16      $    103,107           5,307         5.15
                                     ============    ------------                   ============    ------------
 Net interest income                                 $      5,570                                   $      4,337
                                                     ============                                   ============
 Net interest rate spread                                                 2.90%                                          2.80%
                                                                      ========                                       ========
 Net interest earning assets         $     25,819                                   $     18,246
                                     ============                                   ============
Net yield on average interest-
  earning assets                                                          3.81%                                          3.57%
                                                                      ========                                       ========

Average interest-earning assets
    to average interest-bearing
    liabilities                                   1.21x                                          1.18x


                                      --------------------1 9 9 4-----------------
                                           Average       Interest
                                         Outstanding      Earned/          Yield/
                                           Balance         Paid             Rate
                                           -------         ----             ----
Interest-Earning Assets:
     Loans receivable(1)                $     97,450     $    7,762         7.97%
     Securities                                3,477            154         4.43
     FHLB stock                                1,488             87         5.85
     Other interest-earning
       assets                                  3,072             99         3.22
                                        ------------     ----------
         Total interest-earning
           assets(1)                    $    105,487          8,102         7.68
                                        ============     ----------

Interest-Bearing Liabilities:
     Savings                            $     12,912            388         3.00
     Money market                              6,332            196         3.10
     Demand and NOW                            9,503            217         2.28
     Certificate accounts                     41,223          1,944         4.72
     Borrowings                               27,765          1,327         4.78
                                        ------------     ----------

         Total interest-bearing
           liabilities                  $     97,735          4,072         4.17
                                        ============     ----------
 Net interest income                                     $    4,030
                                                         ==========
 Net interest rate spread                                                   3.51%
                                                                            ====
 Net interest earning assets            $      7,752
                                        ============
Net yield on average interest-
  earning assets                                                            3.82%
                                                                            ====

Average interest-earning assets
    to average interest-bearing
    liabilities                                                             1.08x

-----------------
(1) Calculated net of deferred loan fees, loan  discounts,  loans in process and allowance for loan losses.

--------------------------------------------------------------------------------
The following table presents the weighted average yields on loans, investments and other interest-earning assets, and the weighted average rate on deposits and borrowings and the resultant interest rate spreads at the dates indicated.

                                                                           At December 31,
                                                                   ------------------------------
                                                                   1996         1995         1994
                                                                   ----         ----         ----
Weighted average yield on:
 Loans receivable............................................      8.15%        8.09%        7.82%
 Investment securities.......................................      6.64         6.61         6.06
 Other interest-earning assets...............................      7.01         6.01         2.80
   Combined weighted average yield on interest-
     earning assets..........................................      8.01         7.98         7.65


Weighted average rate on:
 Savings deposits............................................      2.75         2.74         3.00
 Money market................................................      5.01         3.45         3.19
 Demand and NOW deposits.....................................      2.23         2.26         2.25
 Certificate accounts........................................      5.69         5.83         5.25
 Borrowings..................................................      5.84         5.99         5.95
   Combined weighted average rate on interest-
     bearing liabilities.....................................      5.31         5.21         4.82

Spread.......................................................      2.70         2.77         2.83


Due in part to the increase in rates overall, the Bank has experienced a narrowing of its average interest rate spread from 2.77% at December 31, 1995 to 2.70% at December 31, 1996. A narrowing of the Bank's interest rate spread may have the effect of reducing net interest income in future periods.

--------------------------------------------------------------------------------
Rate/Volume Analysis
--------------------------------------------------------------------------------
The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and that due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

                         ___________________________________Year Ended December 31,________________________________
                                          1996 vs. 1995                                 1995 vs. 1994
                                    Increase                                      Increase
                                   (Decrease)                Total               (Decrease)                Total
                                     Due to                Increase                Due to                Increase
                             Volume           Rate        (Decrease)       Volume           Rate        (Decrease)
                             ------           ----        ----------       ------           ----        ----------
                                                             (Dollars in Thousands)
Interest-earning assets:
     Loans receivable      $     1,795    $       112     $     1,907    $     1,134    $        94     $     1,228
     Securities                    306             36             342             11             44              55
     FHLB stock                     32             (1)             31             36             35              71
     Other interest-
       earning assets             (209)            52            (157)           117             71             188
                           -----------    -----------     -----------    -----------    -----------     -----------

     Total interest-
       earning assets      $     1,924    $       199     $     2,123    $     1,298    $       244     $     1,542
                           ===========    ===========     ===========    ===========    ===========     ===========

Interest-bearing
   liabilities:
     Savings               $       (64)   $       (23)    $       (87)   $        (5)   $        (8)    $       (13)
     Money market                  200            100             300            (67)             8             (59)
     Demand and
       NOW                           4            (28)            (24)            (2)            (7)             (9)
     Certificate
       accounts                    177             39             216            109            416             525
     Borrowings                    781           (296)            485            367            424             791
                           -----------    -----------     -----------    -----------    -----------     -----------

         Total interest-
           bearing
           liabilities     $     1,098    $      (208)            890    $       402    $       833           1,235
                           ===========    ===========     -----------    ===========    ===========     -----------

Net interest income                                       $     1,233                                   $       307
                                                          ===========                                   ===========

Liquidity and Capital Resources
--------------------------------------------------------------------------------
First Federal's primary sources of funds are deposits, borrowings from the FHLB and principal and interest payments on loans. While scheduled repayments of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. First Federal has managed this fluctuation in its source of funds through borrowings from the FHLB.

A standard measure of liquidity for thrift institutions is the ratio of cash and eligible investments to a certain percentage of net withdrawable savings and borrowings due within one year. As of December 31, 1996, First Federal's average liquidity ratio was 5.69%, of which 83.8% was comprised of short-term investments.

During the year ended December 31, 1996, there was a net increase in cash and cash equivalents of $2.0 million. The major source of funds during the year included an additional $18.5 million of borrowings from the FHLB and an increase in deposits of $17.1 million which were used to fund a net increase of $24.5 million in loans and a $5.5 million increase in securities.

During the year ended December 31, 1995, there was a net increase in cash and cash equivalents of $1.9 million The major source of funds during the year was a net increase of $2.0 million of borrowings from the FHLB and proceeds of $19.5 million (which is net of ESOP shares acquired) from the sale of the stock received when the Bank converted on June 27, 1996. These funds were used primarily to support the $18.5 million net increase in loans.

During the year ended December 31, 1994, there was a net increase in cash and cash equivalents of $880,000. The major source of funds during the year was a net increase of $18.0 million of borrowings from the FHLB which was used to fund a net increase of $19.7 million in loans.

Under currently effective capital regulations, savings associations must meet a 1.5% tangible capital requirement, a 3.0% core capital requirement and a total risk-based capital to risk weighted assets ratio of 8.0%. At December 31, 1996, First Federal's tangible capital ratio was 12.5%, its core capital ratio was 12.5% and its risk-based capital to risk weighted assets ratio was 21.8%. Therefore, First Federal's capital significantly exceeds all capital requirements currently in effect.

During 1996 the Company received three approvals from the OTS to repurchase stock in addition to the repurchase by its Recognition and Retention Plan Stock ("RRP"). The repurchase program's stock when purchased becomes treasury shares and can be used for general corporate purposes. The RRP approval was for 4% or 87,285 shares of which 75,936 were allocated shares and 11,349 were for future awards. This program was completed in March 1996. The first repurchase plan approved in February 1996 for purchasing treasury stock was for up to 5% or 109,106 shares and was completed in March 1996. A request for a second repurchase program for up to 5% of outstanding shares or 103,084 shares was approved by OTS and the board in July 1996. This repurchase program was completed in August 1996. In September the third treasury stock repurchase program was approved for up to 10% of the outstanding shares or 195,859 shares. At December 31, 1996 the Company had repurchased 371,539 shares as treasury stock and had 1,810,586 shares outstanding. The Company has purchased 30,500 shares as treasury stock during January and February 1997 to further reduce outstanding shares to 1,780,086 as of the end of February 1997.

Impact of New Accounting Standards
--------------------------------------------------------------------------------
Financial Accounting Standard No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", was issued by the Financial Accounting Standards Board in 1996. It revises the accounting for transfers of financial assets, such as loans and securities, and for distinguishing between sales and secured borrowings. It is effective for some transactions in 1997 and others in 1998. The effect on the financial statements has not yet been determined.

Impact of Inflation and Changing Prices

The Financial Statements have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation can be found in the increased cost of the Company's operations. Nearly all the assets and liabilities of the Company are financial, unlike most industrial companies. As a result, the Company's performance is directly impacted by changes in interest rates, which are indirectly influenced by inflationary expectations. The Company's ability to match the financial assets to the financial liabilities in its asset/liability management will tend to minimize the change of interest rates on the Company's performance. Changes in investment rates do not necessarily move to the same extent as changes in the price of goods and services.

--------------------------------------------------------------------------------






                         REPORT OF INDEPENDENT AUDITORS



Board of Directors
Northeast Indiana Bancorp, Inc.
Huntington, Indiana


We have audited the accompanying consolidated balance sheets of Northeast Indiana Bancorp, Inc. and Subsidiary as of December 31, 1996 and 1995 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1996, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northeast Indiana Bancorp, Inc. and Subsidiary as of December 31, 1996 and 1995 and the results of their operations and their cash flows for the years ended December 31, 1996, 1995 and 1994 in conformity with generally accepted accounting principles.



                                                /s/Crowe, Chizek and Company LLP
                                                --------------------------------
                                                   Crowe, Chizek and Company LLP

South Bend, Indiana
January 28, 1997

                                           NORTHEAST INDIANA BANCORP, INC.

                                             CONSOLIDATED BALANCE SHEETS
                                             December 31, 1996 and 1995



                                                                                     1996                 1995
                                                                             -----------------    -----------------
Cash and cash equivalents                                                    $       6,672,374    $       4,672,341
Interest-earning deposits in financial institutions                                    100,000              100,000
Securities available for sale                                                       11,496,031            5,895,759
Securities held to maturity (fair value: 1996 - $891,236;
  1995 - $986,000)                                                                     892,036              985,906
Loans receivable, net                                                              146,854,690          122,640,770
Accrued interest receivable                                                            363,563              232,924
Premises and equipment                                                               2,009,026            2,131,617
Other assets                                                                         1,156,400              909,264
                                                                             -----------------    -----------------

     Total assets                                                            $     169,544,120    $     137,568,581
                                                                             =================    =================

LIABILITIES AND SHAREHOLDERS' EQUITY
Demand deposits                                                              $       1,847,734    $       1,791,586
Savings, NOW and MMDA                                                               30,274,738           22,106,480
Other time deposits                                                                 53,223,768           44,304,864
                                                                             -----------------    -----------------
     Total deposits                                                                 85,346,240           68,202,930
Borrowed funds                                                                      56,000,000           37,500,000
Accrued expenses and other liabilities                                               1,668,764              832,606
                                                                             -----------------    -----------------
     Total liabilities                                                             143,015,004          106,535,536

Shareholders' equity
     Common stock, $.01 par value:  4,000,000 shares
       authorized; 2,182,125 shares issued                                              21,821               21,821
     Additional paid in capital                                                     21,253,458           21,215,284
     Retained earnings, substantially
       restricted                                                                   12,338,919           11,393,893
     Unearned employee stock ownership plan shares                                  (1,454,750)          (1,600,225)
     Unearned recognition and retention plan shares                                   (820,109)                   -
     Net unrealized appreciation on securities available
       for sale                                                                         15,799                2,272
     Treasury stock, 371,539 and -0- common shares, at
       cost, at December 31, 1996 and 1995                                          (4,826,022)                   -
                                                                             -----------------    -----------------
         Total shareholders' equity                                                 26,529,116           31,033,045
                                                                             -----------------    -----------------

              Total liabilities and shareholders' equity                     $     169,544,120    $     137,568,581
                                                                             =================    =================


The accompanying notes are an integral part of these consolidated financial statements.

                                          CONSOLIDATED STATEMENTS OF INCOME

                                    Years ended December 31, 1996, 1995 and 1994

                                                                    1996              1995               1994
                                                               --------------     --------------    ---------------
Interest income
     Loans, including fees                                     $   10,897,032     $    8,989,561    $     7,762,452
     Taxable securities                                               707,048            331,244            207,054
     Non-taxable securities                                            33,394             36,132             33,523
     Deposits with banks                                              129,581            286,837             98,511
                                                               --------------     --------------    ---------------
         Total interest income                                     11,767,055          9,643,774          8,101,540

Interest expense
     Deposits                                                       3,593,583          3,188,996          2,745,305
     Borrowed funds                                                 2,603,092          2,117,798          1,326,413
                                                               --------------     --------------    ---------------
         Total interest expense                                     6,196,675          5,306,794          4,071,718
                                                               --------------     --------------    ---------------

Net interest income                                                 5,570,380          4,336,980          4,029,822
     Provision for loan losses                                        235,155            250,648            262,799
                                                               --------------     --------------    ---------------

Net interest income after provision for loan losses                 5,335,225          4,086,332          3,767,023

Noninterest income
     Service charges on deposit accounts                              151,666            140,127            134,627
     Loan servicing fees                                              122,190             97,288             70,406
     Net realized gain on sale of securities                              348                  -                  -
     Other                                                            128,363            109,637            178,910
                                                               --------------     --------------    ---------------
         Total noninterest income                                     402,567            347,052            383,943

Noninterest expense
     Salaries and employee benefits                                 1,340,887          1,099,642            817,129
     Occupancy                                                        279,894            229,918            176,759
     Data processing                                                  274,985            160,963            158,946
     Insurance expense                                                605,593            262,652            228,473
     Professional fees                                                137,080             85,114            102,713
     Correspondent bank charges                                       143,398            136,757            136,160
     Other expense                                                    426,320            389,291            317,843
                                                               --------------     --------------    ---------------
         Total noninterest expense                                  3,208,157          2,364,337          1,938,023
                                                               --------------     --------------    ---------------

Income before income taxes                                          2,529,635          2,069,047          2,212,943
     Income tax expense                                               962,090            749,759            875,946
                                                               --------------     --------------    ---------------

Net income                                                     $    1,567,545     $    1,319,288    $     1,336,997
                                                               ==============     ==============    ===============

Earnings per common share subsequent to
  conversion (Note 1)                                          $          .84     $         .39     $           N/A
                                                               ==============     =============     ===============

The accompanying notes are an integral part of these financial statements.

                                                   NORTHEAST INDIANA BANCORP, INC.

                                      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                            Years Ended December 31, 1996, 1995 and 1994

                                                                                                      Unearned
                                                                                                      Employee       Unearned
                                                                 Additional                             Stock       Recognition
                                                 Common            Paid in        Retained            Ownership    and Retention
                                                  Stock            Capital        Earnings           Plan Shares    Plan Shares
                                                  -----            -------        --------           -----------    -----------
Balance, January 1, 1994                     $            -    $            -    $    8,901,268   $           -    $

Net income                                                -                 -         1,336,997               -
                                             --------------    --------------    --------------   -------------    --------------
Balance, December 31, 1994                                -                 -        10,238,265               -

Proceeds from the sale of 2,182,125 shares
  of common stock, net of conversion costs           21,821        21,189,036                 -               -

Unearned ESOP shares                                      -                 -                 -      (1,745,700)

Cash dividends ($.075 per share)                          -                 -          (163,660)              -

Shares committed to be released under the
  Employee Stock Ownership Plan                           -            26,248                 -         145,475

Change in net unrealized appreciation on
  securities available for sale                           -                 -                 -               -

Net income                                                -                 -         1,319,288               -
                                             --------------    --------------    --------------   -------------    --------------
Balance, December 31, 1995                           21,821        21,215,284        11,393,893      (1,600,225)

Cash dividends ($.305 per share)                          -                 -          (622,519)              -                 -

Purchase of shares of treasury stock                      -                 -                 -               -                 -

Shares committed to be released under the ESOP            -            38,174                 -         145,475                 -


Purchase of shares for RRP                                -                 -                 -               -        (1,025,136)

Amortization of RRP contributions                         -                 -                 -               -           205,027

Change in net unrealized appreciation on
  securities available for sale                           -                 -                 -               -                 -

Net income                                                -                 -         1,567,545               -                 -
                                             --------------    --------------    --------------   -------------    --------------

Balance, December 31, 1996                   $       21,821    $   21,253,458    $   12,338,919   $  (1,454,750)   $     (820,109)
                                             ==============    ==============    ==============   =============    ==============

                                                               Net
                                                           Unrealized
                                                          Appreciation
                                                          on Securities                    Total
                                                            Available     Treasury     Shareholders'
                                                            For Sale        Stock         Equity
                                                            --------        -----         ------
Balance, January 1, 1994                                 $          -    $             $    8,901,268

Net income                                                          -                       1,336,997
                                                         ------------    -----------   --------------
Balance, December 31, 1994                                          -                      10,238,265

Proceeds from the sale of 2,182,125 shares
  of common stock, net of conversion costs                          -                      21,210,857

Unearned ESOP shares                                                -                      (1,745,700)

Cash dividends ($.075 per share)                                    -                        (163,660)

Shares committed to be released under the
  Employee Stock Ownership Plan                                     -                         171,723

Change in net unrealized appreciation on
  securities available for sale                                 2,272                           2,272

Net income                                                          -                       1,319,288
                                                         ------------    -----------   --------------
Balance, December 31, 1995                                      2,272                      31,033,045

Cash dividends ($.305 per share)                                    -              -         (622,519)

Purchase of shares of treasury stock                                -     (4,826,022)      (4,826,022)

Shares committed to be released under the ESOP                       -             -          183,649


Purchase of shares for RRP                                          -              -       (1,025,136)

Amortization of RRP contributions                                   -              -          205,027

Change in net unrealized appreciation on
  securities available for sale                                13,527              -           13,527

Net income                                                          -              -        1,567,545
                                                         ------------    -----------   --------------

Balance, December 31, 1996                               $    (15,799)   $(4,826,022)  $   26,529,116
                                                         ============    ============  ==============

                                                   NORTHEAST INDIANA BANCORP, INC.
                                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                            Years ended December 31, 1996, 1995 and 1994

                                                                   1996               1995               1994
                                                                 -----------       -------------      -------------
Cash flows from operating activities
     Net income                                                 $  1,567,545       $   1,319,288      $   1,336,997
     Adjustments to reconcile net income
       to net cash from operating activities
         Net (gain) loss on sale of premises and equipment               421               2,289            (74,223)
         Gain on sale of securities                                     (348)                  -                  -
         Gain on sale of foreclosed real estate                       (6,879)                  -                  -
         Provision for loan losses                                   235,155             250,648            262,799
         Depreciation and amortization                               186,555             113,950             80,009
         Reduction of obligation under ESOP                          183,649             171,723                  -
         Amortization of RRP                                         205,027                   -                  -
         Net change in other assets                                 (247,136)             32,586           (179,984)
         Net change in accrued interest receivable                  (130,639)            (83,517)           (31,717)
         Net change in accrued expenses and other liabilities        823,528               8,009            289,589
                                                                 -----------       -------------      -------------
              Total adjustments                                    1,249,333             495,688            346,473
                                                                 -----------       -------------      -------------
                  Net cash from operating activities               2,816,878           1,814,976          1,683,470

Cash flows from investing activities
     Proceeds from maturities and principal payments
       of securities held to maturity                                 93,870              67,770             41,852
     Proceeds from maturities and principal payments
       of securities available for sale                            2,600,000                   -                  -
     Proceeds from sale of securities available for sale           2,100,348                   -                  -
     Purchases of securities available for sale                  (10,316,095)         (1,551,154)        (1,001,410)
     Purchases of securities held to maturity                              -                   -           (160,000)
     Net change interest-earning deposits in financial
       institutions                                                              -                  (100,000)              -
     Proceeds from sale of participation loans                             -                   -          2,750,000
     Purchase of participation loans                                       -          (2,690,155)          (182,000)
     Net change in loans                                         (24,469,186)        (15,799,442)       (19,507,620)
     Expenditures on premises and equipment                          (22,455)           (860,152)          (222,980)
     Proceeds from sale of premises and equipment                         50               4,150            115,000
     Proceeds from sale of foreclosed real estate                     26,990                   -                  -
                                                                 -----------       -------------      -------------
         Net cash from investing activities                      (29,986,478)        (20,928,983)       (18,167,158)

Cash flows from financing activities
     Advances from FHLB                                           58,000,000          17,000,000         33,500,000
     Repayment of FHLB advances                                  (39,500,000)        (15,000,000)       (15,500,000)
     Dividends paid                                                 (622,519)           (163,660)                 -
     Proceeds from issuance of stock, net of
       conversion costs and stock acquired by ESOP                         -          19,465,157                  -
     Purchase of stock                                            (5,851,158)                  -                  -
     Net change in deposits                                       17,143,310            (329,573)          (636,751)
                                                                 -----------       -------------      -------------
         Net cash from financing activities                       29,169,633          20,971,924         17,363,249
                                                                 -----------       -------------      -------------

                                                   NORTHEAST INDIANA BANCORP, INC.
                                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                            Years ended December 31, 1996, 1995 and 1994

                                                                   1996               1995               1994
                                                                 -----------       -------------      -------------
Net increase change cash and cash equivalents                      2,000,033           1,857,917            879,561

Cash and cash equivalents at beginning of year                     4,672,341           2,814,424          1,934,863
                                                                 -----------       -------------      -------------

Cash and cash equivalents at end of year                        $  6,672,374       $   4,672,341      $   2,814,424
                                                                ============       =============      =============
Cash paid for:
     Interest                                                   $  6,154,009       $   5,268,413      $   4,017,792
     Income taxes                                                  1,034,925             803,594            952,076

     Transfer from investment securities to
       securities available for sale                            $          -       $           -      $   3,339,432
     Transfer from investment securities to
       securities held to maturity                                         -                   -            935,528
     Transfer from loans to other real estate                         20,112                   -                  -

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Principles of Consolidation: The consolidated financial statements include the accounts of Northeast Indiana Bancorp, Inc. (the
"Company") and its wholly-owned subsidiary, First Federal Savings Bank (the "Bank"). Northeast Indiana Bancorp, Inc. was organized for the purpose of owning all of the outstanding stock of First Federal Savings Bank. All significant intercompany transactions and balances have been eliminated in consolidation. Financial information presented herein, prior to the conversion to stock form of ownership, reflects the financial position, results of operations and cash flows, and concentration of credit risk of the Bank.

Nature of Business: The primary source of income for the Company is the origination of commercial and residential real estate loans in northeastern Indiana. Loans secured by real estate mortgages comprise approximately 82% of the loan portfolio at December 31, 1996 and are primarily secured by residential mortgages.

Use of Estimates: To prepare financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The collectibility of loans, fair values of financial instruments, and status of contingencies are particularly subject to change.

Cash Flow Reporting: Cash and cash equivalents are defined as cash and due from banks and short-term interest earning deposits in financial institutions with original maturities under 90 days. Included in cash equivalents are interest-earning deposits in financial institutions totaling $2,654,963 and $2,204,407 at December 31, 1996 and 1995, respectively. Net cash flows are reported for customer loan and deposit transactions.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported separately in shareholders' equity, net of tax. Securities are classified as trading when held for short term periods in anticipation of market gains, and are carried at fair value. Securities are written down to fair value when a decline in fair value is not temporary.

Gains and losses on sales are determined using the amortized cost of the specific security sold. Interest income includes amortization of purchase premiums and discounts.

Loans: Loans are reported at the principal balance outstanding, net of deferred loan fees and costs and the allowance for loan losses. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term.

Interest income is not reported when full loan repayment is in doubt, typically when payments are past due over 90 days. Payments received on such loans are reported as principal reductions.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

Loan impairment is reported when full payment under the loan terms is not expected. Impaired loans are carried at the present value of expected future cash flows discounted at the loan's effective interest rate or at the fair value of the collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is less than the unpaid balance. If these allocations cause the allowance for loan losses to require increase, such increase is reported in the provision for loan losses.

Commercial loans and mortgage loans secured by other properties are evaluated individually for impairment. Smaller-balance homogeneous loans such as residential first mortgage loans, are evaluated for impairment in total. When analysis of borrower operating results and financial condition indicates that underlying cash flows of the borrower's business are not adequate to meet debt service requirements, the loan is evaluated for impairment. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

Other Real Estate: Real estate acquired in settlement of loans is initially reported at estimated fair value at acquisition. After acquisition, a valuation allowance reduces the reported amount to the lower of the initial amount or fair value less costs to sell. Expenses, gains and losses on disposition, and changes in the valuation allowance are reported as a net loss on other real estate.

Premises and Equipment. Asset cost is reported net of accumulated depreciation. Depreciation expense is calculated on the straight-line method over the estimated useful lives of the assets ranging from 3 to 40 years. These assets are reviewed for impairment under Financial Accounting Standard No. 121 when events indicate the carrying amount may not be recoverable.

Income Taxes: Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through income tax expense.

Stock Compensation. Expense for employee compensation under stock option plans is based on Opinion 25, with expense reported only if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are provided as if the fair value method of Financial Accounting Standard No. 123 were used for stock-based compensation.

Earnings Per Share: Earnings per share of common stock is based on weighted-average outstanding shares during the year plus dilutive common stock equivalents using the average stock price. Diluted earnings per share is calculated assuming any conversions occurred at the start of the year and uses ending market price, if more dilutive. The weighted-average number of shares outstanding in 1996 was 1,870,474. Earnings per common share for 1995 was computed by dividing net income subsequent to the Bank's conversion from mutual to stock form (the "conversion") by the weighted average number of shares outstanding subsequent to the conversion. Net income subsequent to the conversion was $788,008 for the period ended December 31, 1995. The weighted average number of shares outstanding for the 1995 period subsequent to the conversion was 2,014,829.

Reclassifications:   Some  items  in  prior   financial   statements  have  been
reclassified to conform with the current presentation.

NOTE 2 - SECURITIES

Year end securities were as follows:

                                                                   Gross             Gross
                                              Amortized         Unrealized        Unrealized           Fair
                                                Cost               Gains            Losses             Value
                                          ----------------    -------------      -------------    --------------
Available for sale - 1996
     U.S. Government agencies             $      1,797,805    $           -      $     (10,727)   $    1,787,078
     Mutual funds                                  697,358                -                  -           697,358
     Mortgage-backed                             6,124,711           38,833             (1,949)        6,161,595
     Equity securities                           2,850,000                -                  -         2,850,000
                                          ----------------    -------------      -------------    --------------

                                          $     11,469,874    $      38,833      $     (12,676)   $   11,496,031
                                          ================    =============      =============    ==============


Available for sale - 1995
     U.S. Government agencies             $      1,099,666   $        3,771     $          (8)   $     1,103,429
     Equity securities                           2,075,000                -                 -          2,075,000
     Mutual funds                                2,717,330                -                 -          2,717,330
                                          ----------------   --------------     -------------    ---------------

                                          $      5,981,996    $       3,771     $          (8)   $     5,895,759
                                          ================    =============     =============    ===============


Held to maturity - 1996
     States and political
       subdivisions                       $        703,000    $           -     $        (800)   $       702,200
     Other debt securities                         189,036                -                 -            189,036
                                          ----------------    -------------     -------------    ---------------

                                          $        892,036    $           -     $        (800)   $       891,236
                                          ================    =============     =============    ===============


Held to maturity - 1995
     States and political
       subdivisions                       $        764,000    $           -     $           -    $       764,000
     Other debt securities                         221,906               94                 -            222,000
                                          ----------------    -------------     -------------    ---------------

                                          $        985,906    $          94     $           -    $       986,000
                                          ================    =============     =============    ===============

The amortized cost and fair value of debt securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.


                                            --------Available for Sale-------     --------Held to Maturity---------
                                                Amortized           Fair             Amortized            Fair
                                                  Cost              Value              Cost               Value
                                            ---------------    --------------     --------------    ---------------

Due in one year or less                     $             -    $            -     $      134,000    $       134,000
Due from one to five years                        1,297,493         1,286,766            452,036            451,236
Due from five to ten years                          500,312           500,312            306,000            306,000
Due after ten years                                       -                 -                  -                  -
Mortgage backed securities                        6,124,711         6,161,595                  -                  -
                                            ---------------    --------------     --------------    ---------------

                                            $     7,922,516    $    7,948,673     $      892,036    $       891,236
                                            ===============    ==============     ==============    ===============

Sales of securities available for sale were as follows for the years ended December 31:

                                                                    1996              1995               1994
                                                                    ----              ----               ----
        Proceeds                                               $    2,100,348     $            -    $             -
        Gross gains                                                       348                  -                  -
        Gross losses                                                        -                  -                  -

NOTE 3 - LOANS RECEIVABLE, NET

Year end loans were as follows:

                                                                                  1996                 1995
                                                                           ------------------    ---------------
       Mortgage loans (principally conventional)
           Principal balances
                Secured by one-to-four family residences                   $       99,325,141    $    85,532,582
                Secured by other properties                                        15,293,158         13,770,839
                Construction - residential                                          8,256,360          4,210,201
                Construction - nonresidential                                       2,492,913          2,148,712
                                                                           ------------------    ---------------
                                                                                  125,367,572        105,662,334
                Less
                    Loans in process                                                 (208,005)          (169,390)
                    Undisbursed portion of construction
                      loans                                                        (4,380,437)        (2,209,804)
                    Net deferred loan origination fees                               (113,593)           (95,197)
                                                                           ------------------    ---------------
                         Total mortgage loans                                     120,665,537        103,187,943

                                                                                   1996                 1995
                                                                           -----------------    ----------------
        Consumer and other loans
           Principal balances
                Automobile                                                 $       8,820,024    $      7,756,339
                Credit card                                                          982,421             795,295
                Commercial                                                         9,567,748           5,783,183
                Home equity and second mortgage                                    4,466,938           3,378,623
                Other                                                              3,379,322           2,619,953
                                                                           -----------------    ----------------
                    Total consumer and other loans                                27,216,453          20,333,393
                                                                           -----------------    ----------------

           Less
                Allowance for loan losses                                         (1,027,300)           (880,566)
                                                                           -----------------    ----------------

                    Loans receivable, net                                  $     146,854,690    $    122,640,770
                                                                           =================    ================

Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

                                                                        1996              1995            1994
                                                                   ---------------    ------------     ------------
     Balance at beginning of year                                  $       880,566    $    694,000     $    457,050
     Provision charged to income                                           235,155         250,648          262,799
     Charge-offs                                                          (133,561)        (73,846)         (33,148)
     Recoveries                                                             45,140           9,764            7,299
                                                                   ---------------    ------------     ------------
     Balance at end of year                                        $     1,027,300    $    880,566     $    694,000
                                                                   ===============    ============     ============

NOTE 4 - PREMISES AND EQUIPMENT, NET

Premises and equipment at December 31 are summarized as follows:

                                                                                      1996                1995
                                                                                  --------------    ---------------
     Land                                                                         $      458,331    $       458,331
     Buildings and leasehold improvements                                              1,568,122          1,556,236
     Furniture, fixtures and equipment                                                   681,104            677,299
                                                                                  --------------    ---------------
         Total costs                                                                   2,707,557          2,691,866
     Accumulated depreciation and amortization                                          (698,531)          (560,249)
                                                                                  --------------    ---------------

                                                                                  $    2,009,026    $     2,131,617
                                                                                  ==============    ===============

NOTE 5 - DEPOSITS

Certificates of deposit accounts individually exceeding $100,000 or more totaled $14,705,000 and $8,755,000 at December 31, 1996 and 1995.

At December 31, 1996, scheduled maturities of certificates of deposit were, for the years ended December 31:

                           1997                             $    38,699,013
                           1998                                  12,000,846
                           1999                                   1,470,826
                           2000                                     529,674
                           2001                                     523,409
                                                            ---------------

                                                            $    53,223,768
                                                            ===============


NOTE 6 - BORROWED FUNDS

Borrowed funds consisted of advances from the Federal Home Loan Bank of Indianapolis totaling $56,000,000 at December 31, 1996. The majority of the advances have variable interest rates ranging from 5.06% to 6.80% and the scheduled maturities at December 31, 1996 are as follows:


                           1997                             $    21,000,000
                           1998                                  20,900,000
                           1999                                  13,100,000
                           2000                                     600,000
                           2001                                     400,000
                                                            ---------------

                                                            $    56,000,000
                                                            ===============

At December 31, 1996, collateral consisting of qualifying first mortgage loans totaling approximately $97.7 million and U.S. Government and Agency securities, including mortgage-backed securities, totaling approximately $7.9 million is pledged to the Federal Home Loan Bank of Indianapolis to secure advances outstanding. Also, the Bank may borrow up to an aggregate of $60 million from the Federal Home Loan Bank.

NOTE 7 - EMPLOYEE BENEFITS

Employee Pension Plan: The Company is part of a noncontributory multi-employer defined benefit pension plan covering substantially all employees. The plan is administered by the trustees of the Financial Institutions Retirement Fund. There is no separate actuarial valuation of plan benefits nor segregation of plan assets specifically for the Company because the plan is a multi-employer plan and separate actuarial valuations are not made with respect to each employer nor are the plan assets so segregated. The pension plan expense was $52,465, $50,895, and $50,632 for the years ended December 31, 1996, 1995 and
1994.

401(k) Plan: The Company has a 401(k) plan for all employees who have completed one year of service (1,000 hours). Participants may make deferrals up to 15% of compensation. The Company matches 50% of elective deferrals on the first 6% of the participant's compensation. Expense under the plan was $17,846, $13,787 and $12,405 for the years ended December 31, 1996, 1995 and 1994.

Supplemental Retirement Plan: The Company has a supplemental retirement plan for the President and a deferred compensation plan for certain directors of the Company. The Company is recording an expense equal to the change in the present value of the payment due at retirement based on the projected remaining years of service using the projected unit credit method. The cost of the plans charged to expense was $64,204, $56,484 and $49,634 for the years ended December 31, 1996, 1995 and 1994. The Company has purchased insurance on the lives of the participants in the supplemental retirement plan and the deferred compensation plan with the Company as beneficiary. The cash surrender value of the life insurance was approximately $809,000 and $769,000 at December 31, 1996 and 1995. The income derived from the investment in life insurance included in other income was $40,071, $35,981 and $33,930 for the years ended December 31, 1996, 1995 and 1994.

Employee Stock Ownership Plan (ESOP): As part of the conversion transaction, the Company established an ESOP for the benefit of substantially all employees. Contributions to the ESOP are made by the Company and are determined by the Company's Board of Directors at their discretion. The contributions may be made in the form of cash or the Company's common stock. The annual contributions may not be greater than the amount deductible for federal income tax purposes and cannot cause the Company to violate regulatory capital requirements.

--------------------------------------------------------------------------------
NOTE 7 - EMPLOYEE BENEFITS (Continued)
--------------------------------------------------------------------------------
To fund the plan, the ESOP borrowed $1,745,700 from the Company for the purpose of purchasing 174,570 shares of stock at $10 per share. Principal payments on the loan are due in equal semi-annual installments over a twelve-year period beginning June 30, 1995. Interest is payable semi-annually during the term of the loan at 6.65%. The loan is collateralized by the shares of the Company's common stock purchased with the proceeds and will be repaid by the ESOP with funds from the Bank's contributions to the ESOP and earnings on ESOP assets. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt.

Shares are allocated among participants each December 31 on the basis of principal repayments made by the ESOP on the loan from the Company, according to each participant's relative compensation.

During the years ended December 31, 1996 and 1995, contributions of $96,134 and $132,427, respectively, were made to the ESOP. For the same periods, ESOP compensation expense was $134,308 and $158,613, respectively. The 14,548 shares committed to be released in 1996 will be allocated on January 1, 1997.

Shares held by the ESOP at December 31, 1996 are as follows:

                                                                               1996             1995
                                                                         --------------     --------------
     Allocated shares                                                            14,548                  -
     Shares released for allocation                                              14,548             14,548
     Unreleased shares                                                          145,474            160,022
                                                                         --------------     --------------

         Total ESOP shares                                                      174,570            174,570
                                                                         ==============     ==============

         Fair value of unreleased shares                                 $    1,982,083     $    1,920,264
                                                                         ==============     ==============


Recognition and Retention Plan (RRP): In 1996, the Company's Board of Directors and shareholders established an RRP for the benefit of officers and directors as a method of providing a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Bank. The RRP is administered by the compensation committee of the Company. Eligible persons will become vested in shares of common stock covered by the award equally over a five year period. The maximum total shares available under the RRP are 87,285. During 1996, 75,936 shares were awarded to RRP participants at $13.50 per share. The expense associated with the RRP was $205,027 in 1996.

--------------------------------------------------------------------------------
NOTE 8 - INCOME TAXES
--------------------------------------------------------------------------------
Income tax expense for the years ended December 31 are summarized as follows:

                                                                          1996            1995            1994
                                                                      ------------    ------------     ------------
         Current federal                                              $    850,741    $    664,372     $    717,339
         Deferred federal                                                 (100,203)        (89,538)         (37,645)
         Current state                                                     239,901         197,302          215,342
         Deferred state                                                    (28,349)        (22,377)         (19,090)
                                                                      ------------    ------------     ------------

     Income tax expense                                               $    962,090    $    749,759     $    875,946
                                                                      ============    ============     ============

Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income before income taxes as a result of the following:

                                                                          1996             1995            1994
                                                                      ------------    ------------     ------------
Income taxes at statutory rate                                        $    860,076    $    703,476     $    752,401
Tax effect of:
     State tax, net of federal income tax effect                           139,624         115,450          129,526
     Other, net                                                            (37,610)        (69,167)          (5,981)
                                                                      ------------    ------------     ------------

         Income tax expense                                           $    962,090    $    749,759     $    875,946
                                                                      ============    ============     ============

Effective tax rate                                                            38.0%           36.2%            39.6%
                                                                              ====            ====             ====

The components of the net deferred tax asset recorded in the balance sheet as of December 31 are as follows:

                                                                                           1996           1995
                                                                                      ------------     ------------
     Deferred tax assets
         Deferred compensation                                                        $     65,750     $     74,379
         Bad debts                                                                         130,711           72,970
         Deferred loan fees                                                                 44,994           37,698
         Unearned compensation                                                              81,211                -
         Other                                                                               2,763                -
                                                                                      ------------     ------------
                                                                                           325,429          185,047
     Deferred tax liabilities
         Depreciation                                                                     (121,114)        (109,374)
         Other                                                                             (10,358)          (1,401)
                                                                                      ------------     ------------
                                                                                          (131,472)        (110,775)
     Valuation allowance                                                                         -                -
                                                                                      ------------     ------------

         Net deferred tax asset                                                       $    193,957     $     74,272
                                                                                      ============     ============

--------------------------------------------------------------------------------
NOTE 8 - INCOME TAXES (Continued)
--------------------------------------------------------------------------------
Retained earnings at December 31, 1996 and 1995 includes approximately $1.3 million for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $449,000 at December 31, 1996 and 1995. Legislation passed in August 1996 now requires the Company to deduct a provision for bad debts for tax purposes based on actual loss experience and to recapture the excess bad debt reserve accumulated in tax years after 1986. The related amount of deferred tax liability which must be recaptured is $276,000 and is payable over a six year period beginning no later than 1998.


NOTE 9 - REGULATORY MATTERS

The Bank is subject to regulatory capital requirements administered by federal regulatory agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements. The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition.

At year end, actual capital levels (in millions) and minimum required levels were:

                                                                                                Minimum Required
                                                                                                   To Be Well
                                                                     Minimum Required              Capitalized
                                                                        For Capital          Under Prompt Corrective
                                                Actual               Adequacy Purposes         Action Regulations
                                          Amount      Ratio          Amount      Ratio         Amount     Ratio
                                          ------      -----          ------      -----         ------     -----
1996

Total capital (to risk weighted assets)   $  22.0    21.8%           $  8.1      8.0%          $ 10.1     10.0%
Tier 1 (core) capital (to risk weighted
  assets)                                    21.2    21.0               4.0      4.0              6.1      6.0
Tier 1 (core) capital (to adjusted total
  assets)                                    21.2    12.5               5.1      3.0              8.5      5.0
Tangible capital (to adjusted total
  assets)                                    21.2    12.5               2.5      1.5              N/A

1995

Total capital (to risk weighted assets)   $  21.1    25.1%           $  6.7      8.0%          $  8.4     10.0%
Tier 1 (core) capital (to risk weighted
  assets)                                    20.5    24.3               3.4      4.0              5.1      6.0
Tier 1 (core) capital (to average total
  assets)                                    20.5    14.9               4.1      3.0              6.9      5.0
Tangible capital (to adjusted total
  assets)                                    20.5    14.9               2.1      1.5              N/A


The Bank at year end 1996 was categorized as well capitalized.

Regulations of the Office of Thrift Supervision limit the amount of dividends and other capital distributions that may be paid by a savings institutions without prior approval of the Office of Thrift Supervision. The regulatory restriction is based on a three-tiered system with the greatest flexibility being afforded to well-capitalized (Tier 1) institutions. The Bank is currently a Tier 1 institution. Accordingly, the Bank can make, without prior regulatory approval, distributions during a calendar year up to 100% of its net income to date during the calendar year plus an amount that would reduce by one-half its "surplus capital ratio" (the excess over its capital requirements) at the beginning of the calendar year. Accordingly, at December 31, 1996 approximately $8,546,000 of the Bank's retained earnings is potentially available for distribution to the Company.

NOTE 10 - COMMITMENTS AND CONTINGENCIES AND FINANCIAL INSTRUMENTS
  WITH OFF-BALANCE SHEET RISK

                                                                                 1996                1995
                                                                           ---------------     ---------------

     Fixed rate commitments                                                $     2,440,000     $       374,000
     Variable rate commitments                                                  16,604,000           8,089,000
     Credit card arrangements                                                    1,698,000           1,397,000
     Letters of credit                                                              50,000              50,000


Most loan commitments have terms up to 60 days. At year end 1996, fixed commitments have contractual rates ranging from 7.25% to 9.5%. Credit cards are fixed at 14.9%. Most variable rate arrangements are tied either to prime or the U.S. Treasury bill rate and have spreads between .75% and 2%.

The Company and the Bank are subject to certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position or results of operations of the Company.


NOTE 11 - STOCK OPTIONS

The Company established a stock option plan during 1996. Financial Accounting Standard No. 123, which became effective for 1996, requires pro forma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. Accordingly, the following pro forma information presents net income and earnings per share had the Standard's fair value method been used to measure compensation cost for stock option plans. Compensation cost actually recognized for stock options was $0 for 1996.

                                                                                  1996
                                                                             ---------------
     Net income as reported                                                  $     1,567,545
     Pro forma net income                                                          1,398,379

     Earnings per share as reported                                                $     .84
     Pro forma earnings per share                                                        .75


In future years, the pro forma effect of not applying this standard is expected to increase as additional options are granted.

Stock option plans are used to reward employees and provide them with an additional equity interest. Options are issued for 10 year periods, with vesting occurring evenly over the first five years. At year end 1996, 27,280 shares were authorized for future grants. Information about option grants follows.

                                                   Number                 Exercise                 Fair Value
                                                 of Options                 Price                   of Grants
                                                ------------             -----------                ---------

     Outstanding, beginning of 1996                        -             $         -                $       -
     Granted                                         190,932                   11.75                     4.43
     Exercised                                             -                       -                        -
                                                ------------
     Outstanding, end of 1996                        190,932                   11.75                     4.43
                                                ============

The fair value of options granted during 1996 is estimated using the following weighted-average information: risk-free interest rate of 6.15%, expected life of 10 years, expected volatility of stock price of 3.01%, and expected dividends of 2.35% per year.

At year end 1996, options outstanding were as follows:

     Number of options                                                                                 190,932
     Exercise price                                                                                     $11.75
     Weighted-average remaining option life                                                            9 years

There are no options exerciseable at year end 1996.


NOTE 12 - RELATED PARTY TRANSACTIONS

Certain directors and officers of the Company are loan customers. A summary of related party loan activity for loans aggregating $60,000 or more to any one related party is as follows:

         Balance - January 1, 1996                                          $    308,101
              New loans                                                           95,591
              Repayments                                                         (14,280)
              Other changes                                                      (44,714)
                                                                            ------------

         Balance - December 31, 1996                                        $    344,698
                                                                            ============

Other changes include adjustments for loans applicable to one reporting period that are excludable from the other reporting period.

--------------------------------------------------------------------------------
NOTE 13 - FAIR VALUES OF FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

Statement of Financial Accounting Standards No. 107 prescribes that the Company disclose the estimated fair value of its financial instruments. The following table shows those values and the related carrying amounts at December 31, 1996. Items which are not financial instruments are not included.

                                                            1 9 9 6                            1 9 9 5
                                                            -------                            -------
                                                  Carrying            Estimated       Carrying          Estimated
                                                   Amount            Fair Value        Amount          Fair Value
                                                   ------            ----------        ------          ----------
Financial assets
      Cash and interest-earning deposits
        in financial institutions               $    6,772,374   $     6,772,374   $   4,772,341    $     4,772,341
      Securities held to maturity                      892,036           891,236         985,906            986,000
      Securities available for sale                 11,496,031        11,496,031       5,895,759          5,895,759
      Loans receivable, net                        146,854,690       147,769,000     122,640,770        122,881,000

Financial liabilities
      Deposit liabilities                           85,346,240        85,633,000      68,202,930         70,879,066
      Advances from the Federal
        Home Loan Bank                              56,000,000        55,949,000      37,500,000         37,542,000


For purposes of the above disclosures of estimated fair value, the following assumptions were used as of December 31, 1996 and 1995. The estimated fair value for cash and interest-earning deposits in financial institutions is considered to approximate cost. The estimated fair value for securities is based on quoted market values for the individual securities or equivalent securities. The estimated fair value for loans is based on estimates of the rate the Company would charge for similar such loans at December 31, 1996 and 1995, applied for the time period until estimated repayment. The estimated fair value for demand and savings deposits is based on their carrying value. The estimated fair value for certificates of deposit and advances from the Federal Home Loan Bank are based on estimates of the rate the Company would pay on such deposits or for such advances at December 31, 1996 and 1995, applied for the time period until maturity. The estimated fair value of other financial instruments and off-balance sheet loan commitments approximate cost and are not considered significant for this presentation.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at December 31, 1996 or 1995, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 1996 and 1995 should not necessarily be considered to apply at subsequent dates.

--------------------------------------------------------------------------------
NOTE   14   -   PARENT    COMPANY   ONLY   CONDENSED    FINANCIAL    INFORMATION
--------------------------------------------------------------------------------
Condensed financial information of Northeast Indiana Bancorp, Inc. is as follows:

                             CONDENSED BALANCE SHEET
                           December 31, 1996 and 1995

                                                                                    1996                1995
                                                                                ---------------    ----------------
ASSETS
Cash and cash equivalents                                                       $       371,124    $        299,402
Loan receivable from Employee Stock Ownership Plan                                    1,454,750           1,600,225
Loan receivable from subsidiary bank                                                  3,750,000           8,600,000
Investment in subsidiary bank                                                        21,184,450          20,461,354
Other assets                                                                             65,949             139,415
                                                                                ---------------    ----------------

     Total assets                                                               $    26,826,273    $     31,100,396
                                                                                ===============    ================
LIABILITIES
Accrued expenses                                                                $       297,157    $         67,351

SHAREHOLDERS' EQUITY                                                                 26,529,116          31,033,045
                                                                                ---------------    ----------------

     Total liabilities and shareholders' equity                                 $    26,826,273    $     31,100,396
                                                                                ===============    ================
                          CONDENSED STATEMENT OF INCOME
                    For the year ended December 31, 1996 and
             the period from July 1, 1995 through December 31, 1995

                                                                                     1996                1995
                                                                                ---------------    ----------------
Interest income                                                                 $       497,921    $        266,012

Operating expenses                                                                      176,014              50,873
                                                                                ---------------    ----------------

Income before income taxes and equity in undistributed
  earnings of subsidiary bank                                                           321,907             215,139

Income tax expense                                                                      100,391              85,216
                                                                                ---------------    ----------------

Income before equity in undistributed earnings of
  subsidiary bank                                                                       221,516             129,923

Equity in undistributed earnings of subsidiary bank                                   1,346,029             658,085
                                                                                ---------------    ----------------

Net income                                                                      $     1,567,545    $        788,008
                                                                                ===============    ================

NOTE 14 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
  (Continued)

                        CONDENSED STATEMENT OF CASH FLOWS
                    For the year ended December 31, 1996 and
             the period from July 1, 1995 through December 31, 1995


                                                                                     1996                1995
                                                                                ---------------    ----------------
Cash flows from operating activities
     Net income                                                                 $     1,567,545    $        788,008
     Adjustments to reconcile net income to cash provided by
       operations
         Equity in undistributed earnings of subsidiary bank                         (1,346,029)           (658,085)
         Change in
              Other assets                                                               73,466            (139,415)
              Accrued expenses                                                          229,806              67,351
                                                                                ---------------    ----------------
                  Net cash from operating activities                                    524,788              57,859

Cash flows from investing activities
     Origination of loan receivable from ESOP                                                 -          (1,745,700)
     Origination of loan receivable from subsidiary bank                                      -          (8,600,000)
     Repayments on loan receivable from subsidiary bank                               4,850,000                   -
     Repayments on loan receivable from ESOP                                            145,475             145,475
     Purchase of stock in subsidiary bank                                                     -         (10,605,429)
                                                                                ---------------    ----------------
         Net cash used for investing activities                                       4,995,475         (20,805,654)

Cash flows from financing activities
     Dividend paid                                                                     (622,519)          (163,660)
     Purchase of stock                                                               (4,826,022)                  -
     Proceeds from issuance of common stock, net of
       conversion costs                                                                       -          21,210,857
                                                                                ---------------    ----------------
         Net cash from financing activities                                          (5,448,541)         21,047,197
                                                                                ---------------    ----------------

Net change in cash and cash equivalents                                                  71,722             299,402

Cash and cash equivalents at beginning of period                                        299,402                   -
                                                                                ---------------    ----------------

Cash and cash equivalents at end of period                                      $       371,124    $        299,402
                                                                                ===============    ================


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS


     PRESIDENT'S LETTER TO STOCKHOLDERS

     SELECTED CONSOLIDATED FINANCIAL INFORMATION

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
       CONDITION AND RESULTS OF OPERATIONS

     REPORT OF INDEPENDENT AUDITORS

     CONSOLIDATED FINANCIAL STATEMENTS

     STOCKHOLDER INFORMATION

--------------------------------------------------------------------------------

                             STOCKHOLDER INFORMATION

Stock Listing Information

The Company's common stock is traded on the NASDAQ National Market under the symbol "NEIB".

Stock Price Information

The following table sets forth the high and low bid prices and dividends declared per share of common stock for the periods indicated. The prices do not represent actual transactions and do not include retail markups, markdowns or commissions.

                                                                                               Dividends
                   Quarter Ended                     High                       Low             Declared
                   -------------                     ----                       ---             --------
              March 31, 1995                         N/A                        N/A              N/A
              June 30, 1995                        $     11.75               $11.00              -
              September 30, 1995                   $     12.75               $11.25              -
              December 31, 1995                    $     12.50               $11.50$.075

              March 31, 1996                       $     13.50               $11.50$.075
              June 30, 1996                        $     13.25               $11.50$.075
              September 30, 1996                   $     13.00               $11.75$.075
              December 31, 1996                    $     14.00               $12.63$.080


Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Restrictions of dividend payments are described in Note 9 of the Notes to Consolidated Financial Statements included in this report.

As of February 10, 1997, there were approximately 608 shareholders of record, not including those shares held in nominee or street name through various brokerage firms or banks.

Annual Report on Form 10-KSB
A copy of the Company's annual report on Form 10-KSB, filed with the Securities and Exchange Commission, is available without charge by writing:

         Darrell E. Blocker
         Chief Financial Officer
         Northeast Indiana Bancorp, Inc.
         648 North Jefferson Street
         Huntington, Indiana  46750

Stock Transfer Agent
Inquiries regarding stock transfer, registration, lost certificates or changes in name and address should be directed to the stock transfer agent and registrar by writing:

         Registrar and Transfer Company
         10 Commerce Drive
         Cranford, New Jersey  07016

Investor Information

Stockholders, investors, and analysts interested in additional information may contact Darrell E. Blocker, Chief Financial Officer, Northeast Indiana Bancorp, Inc.

           Corporate Office                   Special Counsel                       Independent Auditor
           ----------------                   ---------------                       -------------------
   Northeast Indiana Bancorp, Inc.      Silver, Freedman & Taff, L.L.P.      Crowe, Chizek and Company LLP
   648 North Jefferson Street           1100 New York Avenue, N.W.           330 E. Jefferson Blvd.
   Huntington, Indiana  46750           Washington, D.C. 20005               South Bend, Indiana  46624
   (219) 356-3311


                        DIRECTORS AND EXECUTIVE OFFICERS
--------------------------------------------------------------------------------
                         NORTHEAST INDIANA BANCORP, INC.
--------------------------------------------------------------------------------

BOARD OF DIRECTORS                             EXECUTIVE OFFICERS

Stephen E. Zahn                                Stephen E. Zahn
Chairman of the Board                          President and Chief Executive Officer
President and Chief Executive Officer

Dan L. Stephan                                 Dee Ann Hammel
State Representative                           Senior Vice President
  Indiana Legislature                            and Chief Operations Officer
Agent
  Variable Annuity Life Insurance Company      Darrell E. Blocker
                                               Senior Vice President,
                                                 Treasurer and Chief Financial Officer
Richard G. Carnes
Retired Former owner/manager
  Wissel's Clothing Store

J. David Carnes
Medical Doctor and Associate
  Family Practice Associates

Samuel Preston, Jr.
Retired Pharmacist

Randall C. Rider
President
  Lime City Manufacturing Company, Inc.




                                 ANNUAL MEETING


     The Annual Meeting of Stockholders of Northeast Indiana Bancorp, Inc., will be held on April 23, 1997 at 1:00 p.m. at First Federal Savings Bank's north office located at 100 Frontage Road, Huntington, Indiana 46750.