Form 10KSB, Exhibit 13
period 1997-12-31
NORTHEAST INDIANA BANCORP INC
filed 1998-03-31
CIK 942898

[GRAPHIC-PHOTO OF MR. ZAHN]




Stephen E. Zahn
Chairman of the
Board, President and
Chief Executive
Officer



We have now completed our second full year as a public company and it's hard to imagine how 1997 could have been more successful. We not only met our budgeted goals, but in most cases surpassed our targets by a wide margin. As a result, earnings for 1997 set a new record of $2.2 million or $1.41 per share. This represents an increase of 40% over 1996 operating earnings and an additional $0.53 per share. Returns for 1997 were 8.12% on average equity and 1.21% on average assets exceeding our budgeted goals of 7.19% and 0.98%, respectively.

During 1997, the Company continued to aggressively grow in order to leverage our capital. Total assets increased at a near record pace of $29.9 million or 17.6%. Assets of the Company reached $199.4 million as of December 31, 1997.

Our deposit base increased over the past twelve months by $22.2 million or 26.0%. This was accomplished through competitive product pricing, aggressive marketing, excellent customer service and the introduction of new products and services such as Generations Gold, a family club checking account and the Anytime Line, our new 24 hour voice response system.

In addition to taking measures aimed at increasing our deposit accounts, equal emphasis was directed toward loan portfolio growth. As a result, total mortgage loans increased by $13.9 million and total commercial and consumer loans by $14.0 million. Your Company continues to be the premier provider of financial products in the markets we serve.

As we continue to grow, your officers and directors are inherently aware of our responsibility to provide you, our shareholders, with an acceptable return on your investment. To that end your Board of Directors continues to support strong stock dividend and repurchase programs. Since becoming a publicly owned company in June 1995, we have paid a dividend for nine consecutive quarters increasing from $0.075 in 1995 to our current level of $0.085 per share. In 1997, the market price of our stock rose from $13.63 on December 31, 996 to $22.13 on December 31, 1997. This represents a 62% appreciation in value to our shareholders. Also, over the past two years 449,798 shares of company stock has been repurchased and the Company has been given approval to repurchase an additional 145,273 shares. The Board of Directors will continue to assess the viability of all shareholder enhancement strategies that promote long term benefit to our shareholders.

1997 was rewarding in other ways as well. Throughout the year, your institution emphasized a total commitment to Huntington County and our customers. We were honored for our community support with the R.M. Hafner Business Citizen of the Year award. Many of our employees are largely responsible for this award, due to their dedicated service to community and charitable organizations. We also thank our employees for their service to customers, a strong reason for our growth and prosperity.

In conclusion, I would like to recognize long time director Richard G. Carnes who passed away this past year. Dick was a faithful and dedicated board member for the past 25 years; his advice and expertise will be missed. I would like to thank our employees for their dedication to this Company and the community, which we serve, and to you our customers and stockholders for your continued faith and support.

Sincerely,


/S/Stephen E. Zahn
------------------
Stephen E. Zahn
Chairman of the Board,
President, Chief Executive Officer

TABLE OF CONTENTS

                        PRESIDENT'S LETTER TO STOCKHOLDERS..............      1

                        FINANCIAL HIGHLIGHTS............................     03

                        SELECTED CONSOLIDATED FINANCIAL INFORMATION.....      4

                        MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                        FINANCIAL CONDITION AND RESULTS OF OPERATIONS...      5

                        REPORT OF INDEPENDENT AUDITORS..................     16

                        CONSOLIDATED FINANCIAL STATEMENTS...............     17

                        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS......     21

                        STOCKHOLDER INFORMATION.........................     37




                        DESCRIPTION OF BUSINESS

Northeast Indiana Bancorp, Inc. (the "Company") was formed as a Delaware corporation in March, 1995 for the purpose of issuing common stock and owning all of the common stock of First Federal Savings Bank ("First Federal" or "Bank") as a unitary thrift holding company. The Bank conducts business from its three offices located in Huntington, Indiana. The principal business of First Federal consists of attracting deposits from the general public and making loans secured by residential real estate. Historically, First Federal has been among the top real estate lenders and is the largest financial institution by asset size in Huntington County. First Federal has been serving the Huntington community for 85 years.

FINANCIAL HIGHLIGHTS


[GRAPHIC-GRAPH SHOWING TOTAL ASSETS]

[GRAPHIC-GRAPH SHOWING NET INCOME]

[GRAPHIC-GRAPH SHOWING EARNINGS PER SHARE

[GRAPHIC-GRAPH SHOWING RETURN ON ASSETS]

[GRAPHIC-GRAPH SHOWING DIVIDENDS PAID]

[GRAPHIC-GRAPH SHOWING RETURN ON EQUITY]

[GRAPHIC-GRAPH SHOWING PER SHARE MARKET VALUE]



--------------------------------------------------------------------------------

1 End of period
2 Reflects only income after conversion date of June 27, 1995
3 Reflects full year of 1995
4 Only one quarterly cash dividend was paid in 1995

SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                                              December 31
                                                                    1997          1996           1995          1994           1993
SELECTED FINANCIAL CONDITION DATA:                                                      (dollars in thousands)
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                      $199,369     $ 169,544       $137,569       $115,095    $  96,106
Loans receivable, net                                              174,539       146,855        122,641        104,402       87,725
Securities                                                          15,385        12,388          6,882          5,395        4,275
Deposits                                                           107,550        85,346         68,203         68,533       69,169
Total borrowings                                                    63,522        55,996         37,500         35,500       17,500
Shareholders' equity                                                27,293        26,529         31,033         10,238        8,901

SELECTED OPERATIONS DATA:
Total interest income                                             $ 14,316      $ 11,767        $ 9,644        $ 8,102     $  7,425
Total interest expense                                               7,950         6,197          5,307          4,072        3,192
                                                                  --------     ---------       --------       --------    ---------
 Net interest income                                                 6,366         5,570          4,337          4,030        4,233
Provision for loan losses                                              265           235            251            263          196
                                                                  --------     ---------       --------       --------    ---------
Net interest income after
 provision for loan losses                                           6,101         5,335          4,086          3,767        4,037
Total noninterest income                                               565           402            347            384          284
Total noninterest expense                                            3,062         3,208          2,364          1,938        1,846
                                                                  --------     ---------       --------       --------    ---------
Income before income taxes                                           3,604         2,529          2,069          2,213        2,475
Income tax expense                                                   1,411           962            750            876          993
                                                                  --------     ---------       --------       --------    ---------
Net income                                                        $  2,193     $   1,567       $  1,319       $  1,337    $   1,482
                                                                  ========     =========       ========       ========    =========

Basic earnings per common share (2)                                 $ 1.41         $ .88          $ .39            N/A          N/A
Diluted earnings per common share (2)                               $ 1.37         $ .87          $ .39            N/A          N/A

SELECTED FINANCIAL RATIOS AND OTHER DATA:
Performance Ratios:
 Return on assets (ratio of net
  income to average total assets)                                     1.21%         1.03 %         1.04%          1.22%        1.65%
 Return on equity (ratio of net
  income to average total equity)                                     8.12          5.43           6.55          13.77        18.07
 Interest rate spread information:
 Average during period                                                2.91          2.90           2.80           3.51         4.53
 End of period                                                        2.95          2.70           2.77           2.83         3.92
 Net interest margin (1)                                              3.63          3.81           3.57           3.82         4.88
 Ratio of operating expense to
  average total assets                                                1.69          2.12           1.87           1.81         2.06
 Ratio of average interest-earning assets
  to average interest-bearing liabilities                           115.97        121.48         117.70         107.93       105.76

Quality Ratios:
 Non-performing assets to total assets
  at end of period                                                     .58           .42            .21            .29          .07
 Allowance for loan losses to
  non-performing loans                                              102.50        144.00         310.21         205.93       672.06
 Allowance for loan losses to
  loans receivable, net                                                .68           .70            .72            .66          .52

Capital Ratios:
 Shareholders' equity to total assets
  at end of period                                                   13.69         15.65          22.56           8.90         9.26
 Average shareholders' equity to average
  total assets                                                       14.89         19.03          15.92           8.89         9.16

Other Data:
 Number of full-service offices                                          3             3              3              2            2

(1)Net interest income divided by average interest-earning assets.
(2)All  amounts  have been  restated  to reflect  the  adoption of SFAS No. 128,
Earnings  Per  Share.   1995  earnings  per  share  amounts  are  subsequent  to
conversion.

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations
================================================================================
GENERAL

Northeast Indiana Bancorp, Inc. (the "Company") was formed as a Delaware corporation in March 1995 for the purpose of issuing common stock and owning all of the common stock of First Federal Savings Bank ("First Federal" or "Bank") as a unitary thrift holding company. The Bank conducts business from its three offices located in Huntington, Indiana. The Company's primary business activity is its investment in the Bank, and therefore, the following discussion relates primarily to the operations of the Bank.

The principal business of savings banks, including First Federal, has historically consisted of attracting deposits from the general public and making loans secured by residential real estate. First Federal's earnings are primarily dependent on net interest income, the difference between interest income and interest expense. Interest income is a function of the balances of loans and investments outstanding during the period and the yield earned on such assets. Interest expense is a function of the balances of deposits and borrowings outstanding during the same period and the rates paid on such deposits and borrowings. Provisions for loan losses, service charge and fee income, other noninterest income, operating expenses and income taxes also affect First Federal's earnings. Operating expenses consist primarily of employee compensation and benefits, occupancy and equipment expenses, data processing, federal deposit insurance premiums and other general and administrative expenses.

Prevailing economic conditions as well as federal regulations concerning monetary and fiscal policies and financial institutions significantly affect First Federal. The year of 1997 started with the economy moderately reducing potential inflationary pressures carried over from the fourth quarter 1996. The economy has stayed relatively stable during 1997 overall. Although at times throughout 1997 we have had fluctuations, the economy was generally favorable to First Federal's lending growth. There can be no assurance, however, in periods of rising interest rates, that the Bank will be able to continue to market its mortgage loans successfully or that such interest rate movements will not adversely affect net income.

Deposit balances are influenced by a number of factors including interest rates paid on competing personal investments and the level of personal income and savings within First Federal's market. Lending activities are influenced by the demand for housing as well as competition from other lending institutions. Liquidity levels and funds available to originate loans may also impact lending activities. The primary sources of funds for lending activities include deposits, borrowed funds, loan payments and funds provided from operations.

FINANCIAL CONDITION

First Federal's total assets increased from $169.5 million at December 31, 1996 to $199.4 million at December 31, 1997, an increase of $29.9 million, or 17.6%. The increase was due primarily to the increases in loans of $27.7 million or 18.8% and securities of $3.0 million or 24.2%. Increased advances from the Federal Home Loan Bank ("FHLB") totaling $7.0 million and increased deposits of $22.2 million funded this growth.

Approximately one half of the increase in the loan portfolio was comprised of mortgage loans, which increased $13.9 million. Mortgage loans secured by one-to-four family residences increased $9.8 million to $109.1 million at December 31, 1997 and represent 62.5% of First Federal's loan portfolio. The increase in one to four-family mortgage loans was comprised of a $1.5 million increase in adjustable rate loans and an $8.3 million increase in fixed rate loans. Mortgage loans secured by multi-family and commercial real estate increased $4.0 million to $19.3 million at December 31, 1997 and construction loans secured by residential and non-residential real estate decreased $153,000 to $10.6 million.

First Federal also offers a variety of consumer loans including automobile, credit card, commercial, home equity and second mortgage loans. Total consumer and commercial business loans increased $14.0 million to $41.2 million at December 31, 1997. Automobile loans comprise $11.6 million of total consumer loans while home equity and second mortgage loans represent another $6.2 million at December 31, 1997.

Total deposits increased $22.2 million to $107.5 million at December 31, 1997. This year's 26.0% growth was due to aggressive advertising and pricing of selected products for a limited time slightly above local market competitors.

Total borrowed funds increased $7.5 million, from $56.0 million to $63.5 million at December 31, 1997. Borrowed funds consist of advances from the FHLB with various interest rates and stated maturities ranging through 2002. The increase in advances was utilized to fund increases in loans and investments, as total deposit growth was not sufficient to fund our growth in earning assets. Management plans to continue to utilize FHLB advances in conjunction with a continued aggressive approach to increasing our deposit base as a source of funds which will provide the necessary funding for loan demand. First Federal's borrowing limit at the FHLB as of December 31, 1997, was $66 million.

RESULTS OF OPERATIONS

COMPARISON OF YEARS ENDED
DECEMBER 31, 1997 AND 1996

General. Net income for the year ended December 31, 1997 was a record $2.19 million, an increase of $625,000 compared to net income for the year ended December 31, 1996. This increase was primarily the result of an increase in noninterest income of $163,000, increases in net interest income before provision for loan losses of $795,000, and a decrease in non-interest expenses of $145,000, partially offset by increases in provision for loan losses of $30,000 and income tax expense of $448,000. Further details regarding changes in the major categories of income and expense are discussed below.

Interest Income. Interest income increased $2.55 million, or 21.66%, from $11.77 million to $14.32 million for the year ended December 31, 1997. The increase in interest income was primarily the result of an increase in interest income on mortgage loans of $1.46 million and an increase in interest income on consumer and other loans of $230,000. The increase in interest income on loans is due primarily to an increase in the average balance of the loan portfolio. The yield on the loan portfolio increased from 8.16% in 1996 to 8.28% in 1997, due to the high volume of loans in the portfolio which were originated or repriced at a higher interest rate than 1996. Yields are expected to be positively impacted by increases in commercial and consumer loans which typically have interest rates higher than residential mortgage loans.

Interest Expense. Interest expense has risen $1.75 million, or 28.3%, from $6.20 million to $7.95 million for the year ended December 31, 1997. The majority of this increase was the result of higher interest expense on deposits. Interest expense on deposits increased $954,000 during 1997 due primarily to the higher average balance of deposits during the year. The increase in interest expense on borrowed funds was due to a combination of a significantly larger average balance of borrowed funds during the year, which increased by $12.73 million from $46.13 million for 1996 to $58.86 million for 1997, and the higher average rate paid for borrowed funds during the year.

Net interest income. Net interest income increased $795,000 or 14.28% from $5.57 million to $6.37 million for the year ended December 31, 1997. First Federal's net interest rate spread improved during 1997. The interest rate spread averaged 2.91% during 1997 compared to 2.90% during 1996 and was 2.95% at December 31, 1997. Interest-earning asset yields increased from 8.06% in 1996 compared to 8.16% in 1997, while the average costs of interest bearing liabilities increased from 5.16% in 1996 compared to 5.25% in 1997.

Provision for Loan Losses. The provision for loan losses for the year ended December 31, 1997 was $265,000 compared to $235,000 in the prior year, an increase of $30,000. The provision for loan losses, less net charge-offs for the year, increased the allowance for loan losses $167,000 to $1.19 million at December 31, 1997, a 16.23% increase compared to December 31, 1996. Management will continue to record a provision for loan losses to maintain the allowance for loan losses at a level deemed adequate by management based on a quarterly analysis.

Noninterest Income. Noninterest income increased from $403,000 in 1996 to $566,000 in 1997. This increase of $163,000 was primarily the result of fees and service charges on loan and deposit accounts increasing by $149,000 during 1997 to $423,000 compared to 1996 income of $274,000.

Noninterest Expense. Noninterest expense decreased from $3.21 million in 1996 to $3.06 million in 1997. This decrease of $145,000, or 4.55%, was primarily the result of the one time FDIC assessment for the recapitalization of the SAIF fund of $453,000 taken in September 1996. The increase in salaries and employee benefits of $190,000 was mostly a result of additional staff and normal salary increases.

Income Tax Expense. Income tax expense increased from $962,000 in 1996 to $1.41 million in 1997 due primarily to increased earnings before income taxes.

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

Interest Expense. Interest expense has risen $890,000, or 16.8%, from $5.31 million to $6.20 million for the year ended December 31, 1996. The majority of this increase was the result of higher interest expense of $485,000 on borrowed funds. This increase was due to a significantly larger average balance of borrowed funds during the year, which increased by $11.57 million from $34.56 million for 1995 to $46.13 million for 1996 partially offset by the lower average rate paid for borrowed funds during the year. Interest expense on deposits increased $405,000 during 1996 due primarily to higher average rates paid for money market deposits and the higher average balance of deposits during the year.

Net interest income. Net interest income increased $1.23 million or 28.4% from $4.34 million to $5.57 million for the year ended December 31, 1996. First Federal's net interest rate spread improved during 1996. The interest rate spread averaged 2.90% during 1996 compared to 2.80% during 1995 and was 2.70% at December 31, 1996. The increase in net interest spread during 1996 was primarily due to an increase in the average rates on interest earning assets. Mortgage loans averaged 8.06% in 1995 compared to 8.16% in 1996, while the average costs of interest bearing liabilities remained almost stable at 5.15% in 1995 compared to 5.16% in 1996.

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

Noninterest Expense. Noninterest expense increased from $2.36 million in 1995 to $3.21 million in 1996. This increase of $844,000, or 35.7%, was primarily the result of increases in FDIC expense of $343,000 including the one time FDIC assessment for the recapitalization of the SAIF fund of $453,000 taken in September 1996. This FDIC assessment represents 53.7% of the total increase in the 1996 noninterest expense compared to 1995. The increase in compensation and benefits of $241,000 was mostly a result of recording additional benefit expense of $205,000 related to the stock incentive plans approved by shareholders in January 1996. Occupancy and equipment and office supplies also increased due to increased volume and the first full year of operating the North Office. For 1997, the Bank's expense for FDIC deposit insurance will decrease as the assessment rate is expected to be reduced from $0.23 per $100 of insured deposits in 1996 to $0.0648 per $100 of insured deposits in 1997.

Income Tax Expense. Income tax expense increased from $750,000 in 1995 to $962,000 in 1996 due primarily to increased earnings before income taxes.

ASSET/LIABILITY MANAGEMENT

First Federal, like other financial institutions, is subject to interest rate risk to the extent that its interest-bearing liabilities reprice on a different basis than its interest-earning assets. Office of Thrift Supervision ("OTS") regulations provide a Net Portfolio Value ("NPV") approach to the quantification of interest rate risk. In essence, this approach calculates the difference between the present value of liabilities, expected cash flows from assets and cash flows from off-balance-sheet contracts.

Management has established maximum limits for changes in net portfolio value resulting from changes in interest rates based on consideration of the Bank's portfolio mix of interest-earning assets and interest-bearing liabilities along with management's objectives for managing these portfolios in varying interest rate environments. Management monitors various indicators of interest rate risk, including NPV, and expectations regarding interest rate movements along with consideration of the Bank's overall capital levels to determine acceptable levels of interest rate risk. The Bank's interest-earning assets are composed primarily of loans, especially mortgage loans. Management has offered adjustable rate loan products to assist in the management of interest rate risk. At December 31, 1997, adjustable rate loans comprised 52.26% of the gross loan portfolio. The interest rate exposure as outlined in the NPV table reflects the Bank's exposure to a rising interest rate environment due to the concentration of longer term mortgage loans funded by relatively shorter-term deposits and FHLB advances. In addition, the interest rate risk is also impacted by adjustable rate loans which are tied to indices which lag behind market rates. Management is aware of First Federal's interest rate risk exposure in a rising interest rate environment. To address this interest rate risk, management will continue to market adjustable rate mortgage loans and review longer term funding sources. Management also considers the current capital position of the Bank and the composition of the loan portfolio and monitors these factors in conjunction with its strategic plan of offering various mortgage loan products to customers in the Bank's market area. Nonetheless, the Bank's interest rate exposure, particularly in a rising interest rate environment, will grow, especially to the extent that loan demand produces balance sheet growth.

Presented in the following table, as of December 31, 1997, is an analysis of the Bank's estimated interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in interest rates, up and down 300 basis points in 100 point increments. Assumptions used in calculating the amounts in this table are those assumptions utilized by the OTS in assessing the interest rate risk of the thrifts it regulates. NPV is calculated by the OTS for the purposes of interest rate risk assessment and should not be considered as an indicator of value of the Bank.

                               December 31, 1997


                                                                                           Net Portfolio Value as % of
                                           Net Portfolio Value                             Present Value of Assets
                   Change In Rates      $ Amount     $ Change     % Change                   NPV Ratio     Change
                                         (Dollars in Thousands)
----------------------------------------------------------------------------------------------------------------------

                          +300 bp       $16,588      $(11,416)      (41)                        8.71       (504) bp
                          +200           20,681        (7,323)      (26)                       10.60       (315)
                          +100           24,557        (3,447)      (12)                       12.30       (145)
                             0           28,004             -          -                       13.75          -
                          -100           30,719         2,715        10                        14.84        109
                          -200           32,761         4,757        17                        15.61        186
                          -300           34,776         6,772        24                        16.36        261

In the event of a 300 basis point change in interest rates based upon estimates as of December 31, 1997, the Bank would experience a 24% increase in NPV in a declining rate environment and a 41% decrease in NPV in a rising rate environment. During periods of rising rates, the value of monetary assets and liabilities decline. Conversely, during periods of falling rates, the value of monetary assets and liabilities increase. However, the amount of change in value of specific assets and liabilities due to changes in rates is not the same in a rising rate environment as in a falling rate environment (i.e., the amount of value increase under a specific rate decline may not equal the amount of value decrease under an identical upward rate movement). Based upon the NPV methodology, the increased level of interest rate risk experienced by the Bank in recent periods was due to the increased use of relatively short-term FHLB advances to fund its investment in loans with substantially longer maturities than the advances and the Bank's use of an interest rate index which lags behind market rate indices to adjust the interest rate on its ARM loans originated prior to December 1997. To the extent that the Bank continues to use liabilities with shorter terms to maturity than the assets in which it invests, the Bank will continue to experience increased levels of interest rate risk in a rising interest rate environment. In evaluating First Federal's exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. As a result, the actual effect of changing interest rates may differ from that presented in the foregoing table.

AVERAGE BALANCES, INTEREST RATES AND YIELDS

The following table presents for the periods indicated the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are daily average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

                                                                       Year Ended December 31,
                                              1 9 9 7                             1 9 9 6                           1 9 9 5
------------------------------------------------------------------------------------------------------------------------------------
                                  Average    Interest                  Average   Interest                Average    Interest
                                Outstanding   Earned/   Yield/       Outstanding  Earned/  Yield/      Outstanding   Earned/  Yield/
                                  Balance      Paid      Rate          Balance     Paid     Rate         Balance      Paid     Rate
------------------------------------------------------------------------------------------------------------------------------------
                                                                          (Dollars in Thousands)
Interest-Earning Assets:
  Loans receivable(1)            $159,095     $13,167    8.28%        $133,508    $10,897   8.16%        $111,496    $8,990    8.06%
  Securities                       10,659         709    6.66            8,479        551   6.50            3,708       209    5.64
  FHLB stock                        3,054         244    7.99            2,411        189   7.84            2,006       158    7.88
  Other interest-earning
     assets                         2,670         195    7.29            1,632        130   7.97            4,143       287    6.93
                                 --------     -------                 --------    -------                --------    ------
      Total interest earning
        assets(1)                 175,478      14,315    8.16          146,030     11,767   8.06          121,353     9,644    7.95

Non-interest earning assets         6,001                                5,587                              5,088
      Total assets               $181,479                             $151,617                           $126,441
                                 ========                             ========                           ========

Interest-Bearing Liabilities:
  Savings                         $ 9,655         265    2.75         $ 10,465        288   2.75         $ 12,752       375    2.94
  Money market                     14,232         719    5.05            8,793        437   4.97            4,246       137    3.23
  Demand and NOW                    8,960         148    1.65            8,276        184   2.22            8,101       208    2.57
  Time deposit accounts            59,608       3,416    5.73           46,549      2,685   5.77           43,448     2,469    5.68
  Borrowings                       58,859       3,402    5.78           46,128      2,603   5.64           34,560     2,118    6.13
                                 --------     -------                 --------    -------                --------    ------
     Total interest bearing
        liabilities               151,314       7,950    5.25          120,211      6,197   5.16          103,107     5,307    5.15

Non-interest bearing liabilities    3,142                                2,539                              3,208
                                 --------                             --------                           --------
    Total liabilities             154,456                              122,750                            106,315
                                 --------                             --------                           --------
    Total equity                   27,023                               28,867                             20,126
                                 --------                             --------                           --------
    Total liabilities and
        equity                   $181,479                             $151,617                           $126,441
                                 ========                             ========                           ========
Net interest income                           $ 6,365                             $ 5,570                            $4,337
                                              =======                             =======                            ======
Net interest rate spread                                 2.91%                              2.90%                              2.80%
Net interest earning assets      $ 24,164                             $ 25,819                           $ 18,246
                                 ========                             ========                           ========
Net yield on average
 interest-earning assets                                 3.63%                              3.81%                              3.57%
                                                         ====                               ====                               ====
Average interest-earning assets to
 average interest-bearing liabilities              1.16x                              1.21x                              1.18x
                                                   ====                               ====                               ====

(1) Calculated net of deferred loan fees, loan discounts, loans in process and allowance for loan losses.

The following table presents the weighted average yields on loans, investments and other interest-earning assets, and the weighted average rate on deposits and borrowings and the resultant interest rate spreads at the dates indicated.

                                                                        At December 31,
                                                        1997                 1996          1995
------------------------------------------------------------------------------------------------
         Weighted average yield on:

             Loans receivable                           8.38%                8.15%         8.09%

             Securities and FHLB stock                  6.90                 6.64          6.61

             Other interest-earning assets              5.65                 7.01          6.01

               Combined weighted average yield
                 on interest-earning assets             8.26                 8.01          7.98


         Weighted average rate on:

             Savings deposits                           2.75                 2.75          2.74

             Money market                               5.10                 5.01          3.45

             Demand and NOW deposits                    1.53                 2.23          2.26

             Time deposit accounts                      5.76                 5.69          5.83

             Borrowings                                 5.83                 5.84          5.99

               Combined weighted average rate on
                 interest-bearing liabilities           5.31                 5.31          5.21

         Spread                                         2.95                 2.70          2.77



Due in part to more loans being made to consumer and commercial customers and the increase in rates overall on the assets and liabilities, the Bank has experienced a widening of its average interest rate spread from 2.70% at December 31, 1996 to 2.95% at December 31, 1997. A narrowing of the Bank's interest rate spread may have the effect of reducing net interest income in future periods.

RATE/VOLUME ANALYSIS

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

------------------------------------------------------------------------------------------------------------------------------------
                                                                                 Year Ended December 31,
                                                                 1997 vs. 1996                              1996 vs. 1995
                                                              Increase                                    Increase
                                                             (Decrease)            Total                 (Decrease)         Total
                                                               Due to            Increase                  Due to         Increase
                                                        Volume       Rate       (Decrease)         Volume       Rate     (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                  (Dollars in Thousands)
Interest-earning assets:
    Loans receivable                                   $2,116        $154        $2,270            $1,795       $ 112       $1,907
    Securities                                            145          13           158               306          36          342
    FHLB stock                                             51           4            55                32          (1)          31
    Other interest-
      earning assets                                       77         (12)           65              (209)         52         (157)
                                                       ------        ----        ------            ------       -----       ------
    Total interest-
      earning assets                                   $2,389        $159        $2,548            $1,924       $ 199       $2,123
                                                       ======        ====        ======            ======       =====       ======

Interest-bearing liabilities:
    Savings                                             $ (22)      $  (1)        $ (23)            $ (64)      $ (23)       $ (87)
    Money market                                          275           7           282               200         100          300
    Demand and
      NOW                                                  14         (50)          (36)                4         (28)         (24)
    Certificate
      accounts                                            748         (17)          731               177          39          216
    Borrowings                                            734          65           799               781        (296)         485
                                                       ------        ----        ------            ------       -----       ------
         Total interest-
          bearing
          liabilities                                  $1,749         $ 4        $1,753            $1,098       $(208)         890
                                                       ======        ====        ======            ======       =====       ======

Net interest income                                                              $  795                                     $1,233

LIQUIDITY AND CAPITAL RESOURCES

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

A standard measure of liquidity for thrift institutions is the ratio of cash and eligible investments to a certain percentage of net withdrawable savings and borrowings due within one year. As of December 31, 1997, First Federal's average liquidity ratio was 5.55%, of which 60.74% was comprised of short-term investments.

During the year ended December 31, 1997, there was a net decrease in cash and cash equivalents of $1.9 million. The major source of funds during the year included net additional borrowings of $7.0 million from the FHLB and an increase in deposits of $22.2 million which were used to fund a net increase of $28.0 million in loans and a $3.0 million increase in securities.

During the year ended December 31, 1996, there was a net increase in cash and cash equivalents of $2.0 million. The major source of funds during the year was a net increase of $18.5 million of borrowings from the FHLB and an increase in deposits of $17.1 million which were used to fund a net increase of $24.5 million in loans and a $5.5 million increase in securities.

During the year ended December 31, 1995, there was a net increase in cash and cash equivalents of $1.9 million. The major source of funds during the year was a net increase of $2.0 million of borrowings from the FHLB and proceeds of $19.5 million (which is net of ESOP shares acquired) from the sale of the stock received when the Bank converted on June 27, 1995. These funds were used primarily to support the $18.5 million net increase in loans.

Under currently effective capital regulations, savings associations must meet a 1.5% tangible capital requirement, a 3.0% core capital requirement and a total risk-based capital to risk weighted assets ratio of 8.0%. At December 31, 1997, First Federal's tangible capital ratio was 11.9%, its core capital ratio was 11.9% and its risk-based capital to risk weighted assets ratio was 19.8%. Therefore, First Federal's capital significantly exceeds all capital requirements currently in effect.

During 1997 the Company completed its third stock repurchase program which began in September 1996. The Company also received approval from the OTS to begin its fourth stock repurchase program. The stock when purchased becomes treasury stock and can be used for general corporate purposes. The fourth repurchase program was approved in July 1997 for 10% of the outstanding shares or 176,273 shares. The Company had repurchased 31,000 of these shares at the end of December 1997. At December 31, 1997, the Company had 449,798 shares of treasury stock and 1,732,327 shares outstanding.

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

IMPACT OF THE YEAR 2000

The Company has conducted a comprehensive review of its computer systems to identify applications that could be affected by the "Year 2000" issue, and has developed an implementation plan to address the issue. The Company's data processing is performed primarily by a third party servicer. The Company and the Bank also utilize software and hardware which is under maintenance agreements with third party vendors, consequently the Company and Bank are very dependent on those vendors to conduct its business. The Company has already contacted each vendor to request time tables for year 2000 compliance and expected costs, if any, to be passed along to the Company. To date, the Company has been informed that its primary service providers anticipate that all reprogramming efforts will be completed by December 31, 1998, allowing the Company adequate time for testing. Certain other vendors have not yet responded, however, the Company will pursue other options if it appears that these vendors will be unable to comply. Management does not expect these costs to have a significant impact on its financial position or results of operations however, there can be no assurance that the vendors' systems will be 2000 compliant, consequently the Company could incur incremental costs to convert to another vendor. The Company has identified certain hardware and software equipment that will not be Year 2000 compliant and intends to purchase new equipment and software prior to December 31, 1998. These capital expenditures are not expected to be material.


FORWARD-LOOKING STATEMENTS

When used in this filing and in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including but not limited to changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advise readers that various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

The Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

                         [GRAPHIC-LOGO OF CROWE CHIZEK]

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors
Northeast Indiana Bancorp, Inc.
Huntington, Indiana



We have audited the accompanying consolidated balance sheets of Northeast Indiana Bancorp, Inc. as of December 31, 1997 and 1996 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1997, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northeast Indiana Bancorp, Inc. as of December 31, 1997 and 1996 and the results of its operations and its cash flows for the years ended December 31, 1997, 1996 and 1995 in conformity with generally accepted accounting principles.




                                                /s/Crowe, Chizek and Company LLP
                                                --------------------------------
                                                   Crowe, Chizek and Company LLP



South Bend, Indiana
February 6, 1998

                                       NORTHEAST INDIANA BANCORP, INC.
                                        CONSOLIDATED BALANCE SHEETS
                                        December 31, 1997 and 1996

                                                                             1997                 1996
                                                                        ------------         ------------
ASSETS
Interest-earning cash and cash equivalents                              $  3,036,847         $  4,017,411
Noninterest earning cash and cash equivalents                              1,782,839            2,654,963
                                                                        ------------         ------------
  Total cash and cash equivalents                                          4,819,686            6,672,374
Interest-earning deposits in financial institutions                          100,000              100,000
Securities available for sale                                             14,628,590           11,496,031
Securities held to maturity (fair value: $756,846 - 1997
 and $891,236 - 1996)                                                        756,846              892,036
Loans receivable, net of allowance for loan losses
 of $1,194,000 in 1997 and $1,027,300 in 1996                            174,538,907          146,854,690
Accrued interest receivable                                                  511,950              363,563
Premises and equipment, net                                                1,964,374            2,009,026
Other assets                                                               2,048,244            1,156,400
                                                                        ------------         ------------
  Total assets                                                          $199,368,597         $169,544,120
                                                                        ============         ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Demand deposits                                                         $  2,502,911         $  1,847,734
Savings, NOW and MMDA                                                     35,968,057           30,274,738
Time deposits                                                             69,078,818           53,223,768
                                                                        ------------         ------------
  Total deposits                                                         107,549,786           85,346,240
Borrowed funds                                                            63,521,682           55,995,650
Accrued expenses and other liabilities                                     1,004,495            1,673,114
                                                                        ------------         ------------
  Total liabilities                                                      172,075,963          143,015,004

Shareholders' equity
  Preferred stock, no par value, 500,000 shares authorized;
   -0- shares issued                                                               -                    -
  Common stock, $.01 par value: 4,000,000 shares
   authorized; 2,182,125 shares issued; shares
    outstanding: 1,732,327 - 1997 and 1,810,586 - 1996                        21,821               21,821
  Additional paid in capital                                              21,350,326           21,253,458
  Retained earnings, substantially restricted                             13,956,340           12,338,919
  Unearned employee stock ownership plan shares                           (1,309,275)          (1,454,750)
  Unearned recognition and retention plan shares                            (621,817)            (820,109)
  Net unrealized appreciation on securities available
   for sale, net of tax                                                       41,672               15,799
  Treasury stock, 449,798 and 371,539 common shares, at
   cost, at December 31, 1997 and 1996                                    (6,146,433)          (4,826,022)
                                                                        ------------         ------------
      Total shareholders' equity                                          27,292,634           26,529,116
                                                                        ------------         ------------
        Total liabilities and shareholders' equity                      $199,368,597         $169,544,120
                                                                        ============         ============

The accompanying notes are an integral part of these consolidated financial statements.

                                           NORTHEAST INDIANA BANCORP, INC.
                                          CONSOLIDATED STATEMENTS OF INCOME
                                    Years ended December 31, 1997, 1996 and 1995
--------------------------------------------------------------------------------------------------------------------
                                                                    1997                1996                 1995
Interest income
  Loans, including fees                                        $13,167,279         $10,897,032          $ 8,989,561
  Taxable securities                                               921,263             707,048              331,244
  Non-taxable securities                                            32,587              33,394               36,132
  Deposits with banks                                              194,647             129,581              286,837
                                                               -----------         -----------          -----------
    Total interest income                                       14,315,776          11,767,055            9,643,774

Interest expense
  Deposits                                                       4,547,834           3,593,583            3,188,996
  Borrowed funds                                                 3,402,363           2,603,092            2,117,798
                                                               -----------         -----------          -----------
    Total interest expense                                       7,950,197           6,196,675            5,306,794
                                                               -----------         -----------          -----------

Net interest income                                              6,365,579           5,570,380            4,336,980
                                                               -----------         -----------          -----------

Provision for loan losses                                          265,300             235,155              250,648
                                                               -----------         -----------          -----------

Net interest income after
 provision for loan losses                                       6,100,279           5,335,225            4,086,332

Noninterest income
  Service charges on deposit accounts                              245,304             151,666              140,127
  Loan servicing fees                                              177,584             122,190               97,288
  Net realized gain on sale of securities                                -                 348                    -
  Other                                                            142,698             128,363              109,637
                                                               -----------         -----------          -----------
    Total noninterest income                                       565,586             402,567              347,052

Noninterest expense
  Salaries and employee benefits                                 1,530,579           1,340,887            1,099,642
  Occupancy                                                        318,945             279,894              229,918
  Data processing                                                  311,537             274,985              160,963
  Insurance expense                                                 54,829             605,593              262,652
  Professional fees                                                147,319             137,080               85,114
  Correspondent bank charges                                       142,466             143,398              136,757
  Other expense                                                    556,648             426,320              389,291
                                                               -----------         -----------          -----------
    Total noninterest expense                                    3,062,323           3,208,157            2,364,337
                                                               -----------         -----------          -----------

Income before income taxes                                       3,603,542           2,529,635            2,069,047

Income tax expense                                               1,410,563             962,090              749,759
                                                               -----------         -----------          -----------
Net income                                                     $ 2,192,979         $ 1,567,545          $ 1,319,288
                                                               ===========         ===========          ===========

Basic earnings per common share                                     $ 1.41               $ .88                $ .39
                                                                    ======               =====                =====
Diluted earnings per common share                                   $ 1.37               $ .87                $ .39
                                                                    ======               =====                =====

The accompanying nots are an integral part of these consolidated financial statements.

                                              NORTHEAST INDIANA BANCORP, INC.
                                CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                       Years Ended December 31, 1997, 1996 and 1995


                                                                                               Unearned
                                                                                               Employee            Unearned
                                                            Additional                          Stock             Recognition
                                             Common           Paid in        Retained         Ownership          and Retention
                                             Stock            Capital         Earnings       Plan Shares         Plan Shares
------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1995 ............     $       --       $                $ 10,238,265      $       --        $       --

Proceeds from the sale of
 2,182,125 shares of common stock,
  net of conversion costs ...........           21,821       21,189,036             --                --                --

Purchase of 174,570 ESOP shares .....             --               --               --          (1,745,700)             --

Cash dividends ($.075 per share) ....             --               --           (163,660)             --                --

14,548 shares committed to
 be released under the ESOP .........             --             26,248             --             145,475              --

Change in net unrealized
 appreciation on securities available
  for sale, net of tax ..............             --               --               --                --                --

Net income ..........................             --          1,319,288             --                --                --
                                          ------------     ------------     ------------      ------------      ------------

Balance, December 31, 1995 ..........           21,821       21,215,284       11,393,893        (1,600,225)             --

Cash dividends ($.305 per share) ....             --               --           (622,519)             --                --

Purchase of 371,539 shares
 of treasury stock ..................             --               --               --                --                --

14,548 shares committed to be
 released under the ESOP ............             --             38,174             --             145,475              --

Purchase of 75,936 shares for RRP ...             --               --               --                --          (1,025,136)

Amortization of RRP contributions ...             --               --               --                --             205,027

Change in net unrealized
 appreciation on securities available
  for sale, net of tax ..............             --               --               --                --                --

Net income ..........................             --               --          1,567,545              --                --
                                          ------------     ------------     ------------      ------------      ------------

Balance, December 31, 1996 ..........           21,821       21,253,458       12,338,919        (1,454,750)         (820,109)

Cash dividends ($.325 per share) ....             --               --           (575,558)             --                --

Purchase of 78,859 shares of
 treasury stock .....................             --               --               --                --                --

Sale of 600 shares of treasury stock              --              1,000             --                --                --

14,548 shares committed to be
 released under the ESOP ............             --             95,868             --             145,475              --

Purchase of 500 shares for RRP ......             --               --               --                --              (7,625)

Amortization of RRP contributions ...             --               --               --                --             205,917

Change in net unrealized
 appreciation on securities available
  for sale, net of tax ..............             --               --               --                --                --

Net income ..........................             --               --          2,192,979              --                --
                                          ------------     ------------     ------------      ------------      ------------

Balance, December 31, 1997 ..........     $     21,821     $ 21,350,326     $ 13,956,340      $ (1,309,275)     $   (621,817)
                                          ============     ============     ============      ============      ============

                                              Net
                                          Unrealized
                                         Appreciation
                                        on Securities
                                          Available                            Total
                                          For Sale,          Treasury       Shareholders'
                                          Net of Tax          Stock            Equity
-----------------------------------------------------------------------------------------
Balance, January 1, 1995 ............     $       --       $       --        $ 10,238,265

Proceeds from the sale of
 2,182,125 shares of common stock,
  net of conversion costs ...........             --               --          21,210,857

Purchase of 174,570 ESOP shares .....             --               --          (1,745,700)

Cash dividends ($.075 per share) ....             --               --            (163,660)

14,548 shares committed to
 be released under the ESOP .........             --               --             171,723

Change in net unrealized
 appreciation on securities available
  for sale, net of tax ..............            2,272             --               2,272

Net income ..........................             --               --           1,319,288
                                          ------------     ------------      ------------

Balance, December 31, 1995 ..........            2,272             --          31,033,045

Cash dividends ($.305 per share) ....             --               --            (622,519)

Purchase of 371,539 shares
 of treasury stock ..................             --         (4,826,022)       (4,826,022)

14,548 shares committed to be
 released under the ESOP ............             --               --             183,649

Purchase of 75,936 shares for RRP ...             --               --          (1,025,136)

Amortization of RRP contributions ...             --               --             205,027

Change in net unrealized
 appreciation on securities available
  for sale, net of tax ..............           13,527             --              13,527

Net income ..........................             --               --           1,567,545
                                          ------------     ------------      ------------

Balance, December 31, 1996 ..........           15,799       (4,826,022)       26,529,116

Cash dividends ($.325 per share) ....             --               --            (575,558)

Purchase of 78,859 shares of
 treasury stock .....................             --         (1,328,211        (1,328,211)

Sale of 600 shares of treasury stock              --              7,800             8,800

14,548 shares committed to be
 released under the ESOP ............             --               --             241,343

Purchase of 500 shares for RRP ......             --               --              (7,625)

Amortization of RRP contributions ...             --               --             205,917

Change in net unrealized
 appreciation on securities available
  for sale, net of tax ..............           25,873             --              25,873

Net income ..........................             --               --           2,192,979
                                          ------------     ------------      ------------

Balance, December 31, 1997 ..........     $     41,672     $ (6,146,433)     $ 27,292,634
                                          ============     ============      ============

The accompanying notes are an integral part of these consolidated financial statements.

                                              NORTHEAST INDIANA BANCORP, INC.
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                       Years ended December 31, 1997, 1996 and 1995

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                1997                  1996                  1995
Cash flows from operating activities
Net income                                                                  $ 2,192,979           $ 1,567,545           $ 1,319,288
Adjustments to reconcile net income
 to net cash from operating activities
  Net (gain) loss on sale of premises and equipment                                (152)                  421                 2,289
  Gain on sale of securities                                                           -                 (348)                    -
  Gain on sale of foreclosed real estate                                         (1,335)               (6,879)                    -
  Provision for loan losses                                                     265,300               235,155               250,648
  Depreciation and amortization                                                 144,898               186,555               113,950
  Reduction of obligation under ESOP                                            241,343               183,649               171,723
  Amortization of RRP                                                           205,917               205,027                     -
  Net change in other assets                                                   (381,807)             (247,136)               32,586
  Net change in accrued interest receivable                                    (148,387)             (130,639)              (83,517)
  Net change in accrued expenses and other liabilities                         (668,619)              823,528                 8,009
                                                                            -----------           -----------           -----------
    Total adjustments                                                          (342,842)            1,249,333               495,688
                                                                            -----------           -----------           -----------
      Net cash from operating activities                                       1,850,137            2,816,878             1,814,976

Cash flows from investing activities
  Proceeds from maturities and principal payments
   of securities held to maturity                                               135,190                93,870                67,770
  Proceeds from maturities and principal payments
   of securities available for sale                                           1,716,890             2,600,000                     -
  Proceeds from sale of securities available for sale                                  -            2,100,348                     -
  Purchases of securities available for sale                                 (4,803,829)          (10,316,095)           (1,551,154)
  Net change in interest earning deposits in financial
   institutions                                                                        -                    -              (100,000)
  Proceeds from sale of participation loans                                     351,500                     -                      -
  Purchase of loans                                                          (3,261,911)                    -            (2,690,155)
  Net change in loans                                                       (25,136,614)          (24,469,186)          (15,799,442)
  Expenditures on premises and equipment                                       (110,826)              (22,455)             (860,152)
  Proceeds from sale of premises and equipment                                    5,948                    50                 4,150
  Proceeds from sale of foreclosed real estate                                   98,843                26,990                     -
                                                                            -----------           -----------           -----------
      Net cash from investing activities                                    (31,004,809)          (29,986,478)          (20,928,983)

Cash flows from financing activities
  Advances from FHLB                                                         56,000,000            58,000,000            17,000,000
  Repayment of FHLB advances                                                (48,998,968)          (39,500,000)          (15,000,000)
  Dividends paid                                                               (575,558)             (622,519)             (163,660)
  Proceeds from issuance of stock, net of
   conversion costs and stock acquired by ESOP                                         -                     -           19,465,157
  Purchase of treasury stock                                                 (1,335,836)           (5,851,158)                    -
  Sale of treasury stock                                                          8,800                     -                     -
  Net change in deposits                                                     22,203,546            17,143,310              (329,573)
                                                                            -----------           -----------           -----------
      Net cash from financing activities                                     27,301,984            29,169,633            20,971,924
                                                                            -----------           -----------           -----------

 Net change in cash and cash equivalents                                     (1,852,688)            2,000,033             1,857,917

 Cash and cash equivalents at beginning of year                               6,672,374             4,672,341             2,814,424
                                                                            -----------           -----------           -----------
Cash and cash equivalents at end of year                                     $4,819,686            $6,672,374            $4,672,341
                                                                            ===========           ===========            ==========
Cash paid for:
  Interest                                                                   $7,909,627            $6,154,009            $5,268,413
  Income taxes                                                                1,573,308             1,034,925               803,594

Non-Cash Transactions:
  Investment in obligation relative to limited partnership                     $525,000                   $ -                   $ -
  Transfer from loans to other real estate                                       97,508                20,112                     -

The accompanying notes are an integral part of these consolidated financial statements.

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

Nature of Business: The primary source of income for the Company is the origination of commercial and residential real estate loans in northeastern Indiana. Loans secured by real estate mortgages comprise approximately 77% of the loan portfolio at December 31, 1997 and are primarily secured by residential mortgages.

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

Cash Flow Reporting: Cash and cash equivalents are defined as cash and due from banks and short-term interest earning deposits in financial institutions with original maturities under 90 days. Net cash flows are reported for customer loan and deposit transactions as well as interest-earning deposits in financial institutions.

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

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance, increased by the provision for loan losses and decreased by chargeoffs less recoveries. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

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

Commercial loans and mortgage loans secured by other properties are evaluated individually for impairment. Smaller-balance homogeneous loans such as residential first mortgage loans, are evaluated for impairment in total. When analysis of borrower operating results and financial condition indicates that underlying cash flows of the borrower's business are not adequate to meet debt service requirements, the loan is evaluated for impairment. Impaired loans, or portions thereof, are charged-off when deemed uncollectible.

Other Real Estate: Real estate acquired in settlement of loans is initially reported at estimated fair value at acquisition. After acquisition, a valuation allowance reduces the reported amount to the lower of the initial amount or fair value less costs to sell. Expenses, gains and losses on disposition, and changes in the valuation allowance are reported as a net loss on other real estate.

Premises and Equipment: Asset cost is reported net of accumulated depreciation. Depreciation expense is calculated on the straight-line method over the estimated useful lives of the assets ranging from 3 to 40 years. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

Income Taxes: The Company records income tax expense based on the amount of taxes due on its tax return plus deferred taxes computed on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates.

Off-Balance-Sheet Financial Instruments: Off-balance sheet financial instruments represent credit instruments, such as loan commitments and standby letters of credit and similar items. The face amount of credit instruments represents the exposure to loss assuming customer collateral or ability to repay is worthless. No gain or loss is recognized on derivatives until cash payments are made or received, except for credit losses which are recognized when probable.

Stock Compensation: Expense for employee compensation under stock option plans is based on Opinion 25, with expense reported only if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are provided as if the fair value method of Financial Accounting Standard No. 123 were used for stockbased compensation.

Earnings Per Share: Basic earnings per share is based on weighted-average common shares outstanding. Diluted earnings per share further assumes issue of any dilutive potential common shares. The accounting standard for computing earnings per share was revised for 1997, and all earnings per share previously reported are restated to follow the new standard.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Future Accounting Changes: New accounting standards have been issued which will require future reporting of comprehensive income (net income plus holding gains and losses on available for sale securities) and may require redetermination of industry segment financial information.

Reclassifications:   Some  items  in  prior   financial   statements  have  been
reclassified to conform with the current presentation.

Note 2 - Securities

         Year-end securities were as follows:

                                                                               Gross                  Gross
                                                       Amortized            Unrealized             Unrealized               Fair
                                                         Cost                  Gains                 Losses                 Value
------------------------------------------------------------------------------------------------------------------------------------
Available for sale - 1997
  U.S. Government agencies                            $ 4,047,866             $     -               $ (3,507)            $ 4,044,359
  Mutual funds                                            735,584                   -                      -                 735,584
  Mortgage-backed                                       6,526,147              74,992                 (2,492)              6,598,647
  Equity securities                                     3,250,000                   -                      -               3,250,000
                                                      -----------             ------                --------             -----------
                                                      $14,559,597             $74,992               $ (5,999)            $14,628,590
                                                      ===========             =======               ========             ===========

Available for sale - 1996
  U.S. Government agencies                            $ 1,797,805                $  -               $(10,727)            $ 1,787,078
  Mutual funds                                            697,358                   -                      -                 697,358
  Mortgage-backed                                       6,124,711              38,833                 (1,949)              6,161,595
  Equity securities                                     2,850,000                   -                      -               2,850,000
                                                      -----------             ------                --------             -----------
                                                      $11,469,874             $38,833               $(12,676)            $11,496,031
                                                      ===========             =======               ========             ===========

Held to maturity - 1997
  States and political
   subdivisions                                       $   639,000             $  -                  $   -                $  639,000
  Other debt securities                                   117,846                -                      -                   117,846
                                                      -----------             ------                --------             -----------
                                                      $   756,846             $  -                  $   -                $  756,846
                                                      ===========             =======               ========             ===========

Held to maturity - 1996
  States and political
   subdivisions                                       $   703,000             $  -                  $  (800)             $  702,200
  Other debt securities                                   189,036                -                        -                 189,036
                                                      -----------             ------                --------             -----------
                                                      $   892,036             $  -                  $  (800)             $  891,236
                                                      ===========             =======               ========             ===========

The amortized cost and fair value of debt securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

                                                          Available for Sale                               Held to Maturity
                                                    Amortized                Fair                   Amortized                 Fair
                                                      Cost                   Value                    Cost                    Value
------------------------------------------------------------------------------------------------------------------------------------
Due in one year or less                            $ 2,999,272            $ 2,998,200                $160,000               $160,000
Due from one to five years                           1,048,594              1,046,159                       -                      -
Due from five to ten years                                   -                      -                 596,846                596,846
Mortgage backed securities                           6,526,147              6,598,647                       -                      -
                                                   -----------            -----------                --------               --------
                                                   $10,574,013            $10,643,006                $756,846               $756,846
                                                   ===========            ===========                ========               ========

Sales of securities available for sale were as follows for the years ended December 31:

                                                     1997                1996                     1995
------------------------------------------------------------------------------------------------------
   Proceeds                                          $ -              $2,100,348                   $ -
   Gross gains                                         -                     348                     -
   Gross losses                                        -                       -                     -

Note 3 - Loans Receivable, Net

Year-end loans were as follows:

                                                                                          1997                      1996
---------------------------------------------------------------------------------------------------------------------------
    Mortgage loans (principally conventional)
        Principal balances
            Secured by one-to-four family residences                                $109,079,816              $ 99,325,141
            Secured by other properties                                               19,339,654                15,293,158
            Construction - residential                                                 8,661,893                 8,256,360
            Construction - nonresidential                                              1,934,354                 2,492,913
                                                                                    ------------              ------------
                                                                                     139,015,717               125,367,572
            Less
                Loans in process                                                        (355,314)                 (208,005)
                Undisbursed portion of construction
                  loans                                                               (3,980,594)               (4,380,437)
                Net deferred loan origination fees                                      (125,011)                 (113,593)
                                                                                    ------------              ------------
                    Total mortgage loans                                             134,554,798               120,665,537

                                                                                         1997                     1996
--------------------------------------------------------------------------------------------------------------------------
    Consumer and other loans
        Principal balances
            Automobile                                                              $ 11,572,940             $  8,820,024
            Credit card                                                                1,297,424                  982,421
            Commercial                                                                14,579,936                9,303,727
            Home equity and second mortgage                                            6,162,479                4,466,938
            Mobile home                                                                2,945,635                  264,021
            Other                                                                      4,619,695                3,379,322
                                                                                    ------------             ------------
                Total consumer and other loans                                        41,178,109               27,216,453
                                                                                    ------------             ------------

        Less
            Allowance for loan losses                                                 (1,194,000)              (1,027,300)
                                                                                    ------------             ------------
                Loans receivable, net                                               $174,538,907             $146,854,690
                                                                                    ============             ============

Activity in the allowance for loan losses is summarized as follows for the years ended December 31:


                                                                    1997                   1996                     1995
-------------------------------------------------------------------------------------------------------------------------
    Balance at beginning of year                              $ 1,027,300             $  880,566                $ 694,000
    Provision charged to income                                   265,300                235,155                  250,648
    Charge-offs                                                  (136,601)              (133,561)                 (73,846)
    Recoveries                                                     38,001                 45,140                    9,764
                                                              -----------             ----------                ---------
    Balance at end of year                                    $ 1,194,000             $1,027,300                $ 880,566
                                                              ===========             ==========                =========


At December 31, 1997, loans individually evaluated for impairment totaled approximately $949,000. The average balance for impaired loans during 1997 was approximately $594,000. At year end 1997, the portion of the allowance allocated to impaired loans was $75,000. Impaired loans were not material in 1996. Interest recognized on the accrual and cash bases for impaired loans was not material for all years presented.

Note 4 - Premises and Equipment, Net

Premises and equipment at December 31 are summarized as follows:

                                                                                          1997                      1996
--------------------------------------------------------------------------------------------------------------------------
    Land                                                                              $  458,331               $  458,331
    Buildings and leasehold improvements                                               1,625,036                1,568,122
    Furniture, fixtures and equipment                                                    718,310                  681,104
      Total costs                                                                      2,801,677                2,707,557
    Accumulated depreciation and amortization                                           (837,303)                (698,531)
                                                                                      ----------               ----------
                                                                                      $1,964,374               $2,009,026
                                                                                      ==========               ==========

Note 5 - Deposits

Time deposits in denominations of $100,000 or more totaled $27,358,000 and $14,705,000 at December 31, 1997 and 1996.

At December 31, 1997, scheduled maturities of time deposits were, for the years ended December 31:

                              1998                      $ 59,821,634
                              1999                         6,202,533
                              2000                         2,100,384
                              2001                           652,851
                              2002                           301,416
                                                        ------------
                                                        $ 69,078,818
                                                        ============

Note 6 - Borrowed Funds

Borrowed funds consisted of advances from the Federal Home Loan Bank of Indianapolis totaling $62,996,682 at December 31, 1997 and a demand note of $525,000 for total borrowings of $63,521,682. All 1996 borrowings were advances from the Federal Home Loan Bank of Indianapolis.

The majority of the advances have variable interest rates ranging from 5.06% to 6.54%. Scheduled maturities at December 31, 1997 are as follows:

                              1998                      $ 51,899,170
                              1999                         8,099,171
                              2000                           599,170
                              2001                           399,171
                              2002                         2,000,000
                                                        ------------
                                                        $ 62,996,682
                                                        ============

At December 31, 1997, collateral consisting of qualifying first mortgage loans totaling approximately $107.7 million and U.S. Government and Agency securities, including mortgage-backed securities, totaling approximately $10.8 million is available to the Federal Home Loan Bank of Indianapolis to secure advances outstanding. The Bank may borrow up to an aggregate of $66 million from the Federal Home Loan Bank.

The demand note relates to an investment in a limited partner interest in a partnership formed for the construction, ownership and management of affordable housing projects. The original amount of the note was $750,000 with $225,000 funded as of December 31, 1997. Payments are required within five days of written demand; however, the note may be prepaid in full or in part at the option of maker at any time without penalty. The obligation to make payment is absolute and unconditional. No interest is required by the note.

Note 7 - Employee Benefits

Employee Pension Plan: The Company is part of a noncontributory multi-employer defined benefit pension plan covering substantially all employees. The trustees of the Financial Institutions Retirement Fund administer the plan. There is no separate actuarial valuation of plan benefits nor segregation of plan assets specifically for the Company because the plan is a multi-employer plan, and separate actuarial valuations are not made with respect to each employer nor are the plan assets so segregated. The pension plan expense was $29,229, $52,465, and $50,895 for the years ended December 31, 1997, 1996 and 1995.

401(k) Plan: The Company has a 401(k) plan for all employees who have completed one year of service (1,000 hours). Participants may make deferrals up to 15% of compensation. The Company matches 50% of elective deferrals on the first 6% of the participant's compensation. Expense under the plan was $22,776, $17,846 and $13,787 for the years ended December 31, 1997, 1996 and 1995.

Supplemental Retirement Plan: The Company has a supplemental retirement plan for the President and a deferred compensation plan for certain directors of the Company. The Company is recording an expense equal to the change in the present value of the payment due at retirement based on the projected remaining years of service using the projected unit credit method. The balance of the plans was approximately $182,000 and $166,000 at year end 1997 and 1996. The cost of the plans charged to expense was $48,219, $64,204 and $56,484 for the years ended December 31, 1997, 1996 and 1995. The Company has purchased insurance on the lives of the participants in the supplemental retirement plan and the deferred compensation plan with the Company as beneficiary. The cash surrender value of the life insurance was approximately $847,000 and $809,000 at December 31, 1997 and 1996. The income derived from the investment in life insurance included in other income was $37,806, $40,071 and $35,981 for the years ended December 31, 1997, 1996 and 1995.

Employee Stock Ownership Plan (ESOP): As part of the conversion transaction in 1995, the Company established an ESOP for the benefit of substantially all employees. Contributions to the ESOP are made by the Company and are determined by the Company's Board of Directors at their discretion. The contributions may be made in the form of cash or the Company's common stock. The annual contributions may not be greater than the amount deductible for federal income tax purposes and cannot cause the Company to violate regulatory capital requirements.

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

Shares are allocated among participants each December 31 on the basis of principal repayments made by the ESOP on the loan from the Company, according to each participant's relative compensation. Benefits generally become 100% vested after five years of credited service. A participant who terminates employment for reasons other than death, normal retirement (or early retirement), or disability prior to the completion of five years of credited services does not receive any benefits under the ESOP. Forfeitures are reallocated among the remaining participating employees, in the same proportion as contributions. Benefits are payable in the form of stock except for fractional shares which are paid in cash upon termination of employment.

During the years ended December 31, 1997 and 1996, contributions, including dividends on unearned ESOP shares, of $98,196 and $96,134 were made to the ESOP. ESOP compensation expense was $194,064, $134,308 and $158,613 for 1997, 1996 and 1995. The 14,548 shares released for allocation at December 31, 1997 will be allocated on January 1, 1998.


Shares held by the ESOP at year end are as follows:

                                         1997            1996
--------------------------------------------------------------------------------
Allocated shares                         29,096          14,548
Shares released for allocation           14,548          14,548
Unreleased shares                       130,926         145,474
                                     ----------      ----------
    Total ESOP shares                   174,570         174,570
                                     ==========      ==========
    Fair value of
     unreleased shares               $2,896,738      $1,982,083
                                     ==========      ==========

Recognition and Retention Plan (RRP): In 1996, the Company's Board of Directors and shareholders established an RRP for the benefit of officers and directors as a method of providing a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Bank. The compensation committee of the Company administers the RRP. Eligible persons will become vested in shares of common stock covered by the award equally over a five-year period. The maximum total shares available under the RRP are 87,285. During 1996, 75,936 shares were awarded to RRP participants at $13.50 per share. In 1997, an additional 500 shares were awarded at $15.25. The expense associated with the RRP was $205,917 and $205,027 in 1997 and 1996.


Note 8 - Income Taxes

Income tax expense for the years ended December 31 are summarized as follows:

                                          1997                 1996                1995
-----------------------------------------------------------------------------------------
        Current federal              $1,154,613           $  850,741          $  664,372
        Deferred federal                (55,894)            (100,203)            (89,538)
        Current state                   327,116              239,901             197,302
        Deferred state                  (15,272)             (28,349)            (22,377)
                                     ----------           ----------          ----------
    Income tax expense               $1,410,563           $  962,090          $  749,759
                                     ==========           ==========          ==========


Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income before income taxes as a result of the following:

                                                           1997                 1996                1995
----------------------------------------------------------------------------------------------------------
Income taxes at statutory rate                        $1,225,204           $  860,076          $  703,476
Tax effect of:
    State tax, net of federal income tax effect          205,817              139,624             115,450
    Other, net                                           (20,458)             (37,610)            (69,167)
                                                      ----------           ----------          ----------
        Income tax expense                            $1,410,563           $  962,090          $  749,759
                                                      ==========           ==========          ==========

Effective tax rate                                         39.1%                38.0%               36.2%
                                                           ====                 ====                ====

The components of the net deferred tax asset recorded in the balance sheet as of December 31 are as follows:

                                                     1997                1996
--------------------------------------------------------------------------------
    Deferred tax assets
        Deferred compensation                    $  72,055           $  65,750
        Bad debts                                  196,844             130,711
        Deferred loan fees                          49,517              44,994
        Unearned compensation                       81,564              81,211
        Other                                        9,698               2,763
                                                 ---------           ---------
                                                   409,678             325,429
    Deferred tax liabilities
        Depreciation                              (120,333)           (121,114)
        Other                                      (41,185)            (10,358)
                                                 ---------           ---------
                                                  (161,518)           (131,472)
    Valuation allowance                                  -                   -
                                                 ---------           ---------
        Net deferred tax asset                  $  248,160           $  193,957
                                                ==========           ==========

Retained earnings at December 31, 1997 and 1996 include approximately $1.3 million for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $449,000 at December 31, 1997 and 1996. Legislation passed in August 1996 now requires the Company to deduct a provision for bad debts for tax purposes based on actual loss experience and to recapture the excess bad debt reserve accumulated in tax years after 1986. The related amount of deferred tax liability, which must be recaptured, is $276,000 and is payable over a six-year period beginning in 1998.

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


At year end, actual Bank capital levels (in millions) and minimum required levels were:

                                                                                                                Minimum Required
                                                                                                                   To Be Well
                                                                                   Minimum Required                Capitalized
                                                                                      For Capital            Under Prompt Corrective
                                                           Actual                  Adequacy Purposes           Action Regulations
                                                     Amount      Ratio            Amount       Ratio            Amount      Ratio
1997
------------------------------------------------------------------------------------------------------------------------------------
Total capital
  (to risk weighted assets)                           $24.8       19.8%            $10.1        8.0%             $12.6      10.0%
Tier 1 (core) capital
  (to risk weighted assets)                            23.7       18.9               5.0        4.0                7.5       6.0
Tier 1 (core) capital
  (to adjusted total assets)                           23.7       11.9               6.0        3.0                N/A        N/A
Tangible capital
  (to adjusted total  assets)                          23.7       11.9               3.0        1.5                N/A        N/A
Tier 1 (core) capital
  (to average assets)                                  23.7       13.0               7.3        4.0                9.1       5.0

------------------------------------------------------------------------------------------------------------------------------------
1996
Total capital
  (to risk weighted assets)                           $22.0       21.8%             $8.1        8.0%             $10.1      10.0%
Tier 1 (core) capital
  (to risk weighted assets)                            21.2       21.0               4.0        4.0                6.1       6.0
Tier 1 (core) capital
  (to adjusted total assets)                           21.2       12.5               5.1        3.0                N/A       N/A
Tangible capital
  (to adjusted total assets)                           21.2       12.5               2.5        1.5                N/A       N/A
Tier 1 (core) capital
  (to average assets)                                  21.2       13.9               6.1        4.0                7.7       5.0

The Bank at year-end 1997 and 1996 was categorized as well capitalized.

Regulations of the Office of Thrift Supervision limit the amount of dividends and other capital distributions that may be paid by savings institutions without prior approval of the Office of Thrift Supervision. The regulatory restriction is based on a three-tiered system with the greatest flexibility being afforded to well-capitalized (Tier 1) institutions. The Bank is currently a Tier 1 institution. Accordingly, the Bank can make, without prior regulatory approval, distributions during a calendar year up to 100% of its net income to date during the calendar year plus an amount that would reduce by one-half its "surplus capital ratio" (the excess over its capital requirements) at the beginning of the calendar year. Accordingly, at December 31, 1997, approximately $9,058,000 of the Bank's retained earnings was potentially available for distribution to the Company.

Note  10  -  Commitments  and  Contingencies  and  Financial   Instruments  with
Off-Balance-Sheet Risk

                                               1997                    1996
------------------------------------------------------------------------------
  Fixed rate commitments                   $ 4,159,000             $ 2,440,000
  Variable rate commitments                 14,916,000              16,604,000
  Credit card arrangements                   2,636,000               1,698,000
  Letters of credit                            760,000                  50,000

\
Most loan commitments have terms up to 60 days. At year-end 1997, fixed commitments have contractual rates ranging from 7.50% to 9.25%. Credit cards are fixed at 14.9%. Most variable rate arrangements are tied to national monthly median cost of funds, prime or the U.S. Treasury bill rate and have spreads between 0% and 5%.

The Company and the Bank are subject to certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position or results of operations of the Company.

Note 11 - Stock Options

The Company established a stock option plan during 1996. Financial Accounting Standard No. 123 requires pro forma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. Accordingly, the following pro forma information presents net income and earnings per share had the fair value method been used to measure compensation cost for stock option plans. No compensation cost was actually recognized for stock options for 1997 or 1996.

                                                                                  1997                 1996
-------------------------------------------------------------------------------------------------------------
    Net income as reported                                                    $2,192,979           $1,567,545
    Pro forma net income                                                       2,022,367            1,398,379

    Basic earnings per common share as reported                                  $  1.41                $ .88
    Diluted earnings per common share as reported                                   1.37                  .87
    Pro forma basic earnings per common share                                       1.30                  .78
    Pro forma diluted earnings per common share                                     1.26                  .78

In future years, the pro forma effect of not applying this standard is expected to increase as additional options are granted.

Stock option plans are used to reward employees and provide them with an additional equity interest. Options are issued for 10-year periods, with vesting occurring evenly over the first five years. At year-end 1997, 25,780 shares were authorized for future grants. Information about option grants follows.

                                                 Number              Exercise            Fair Value
                                               of Options              Price              of Grants
---------------------------------------------------------------------------------------------------
    Outstanding, beginning of 1996                     -              $      -
    Granted                                      190,932                 11.75             $ 4.43
    Exercised                                          -                     -
                                                 -------              --------
    Outstanding, end of 1996                     190,932                 11.75
    Granted                                        1,500                 15.25               4.82
    Exercised                                       (100)                11.75
                                                 -------              ---------------
    Outstanding, end of 1997                     192,332              $11.75 - $15.25
                                                 =======              ======   ======

The fair value of options granted during 1997 is estimated using the following weighted-average information: risk-free interest rate of 5.75%, expected life of 10 years, expected volatility of stock price of 13.90%, and expected dividends of 1.61% per year.

The fair value of options granted during 1996 is estimated using the following weighted-average information: risk-free interest rate of 6.15%, expected life of 10 years, expected volatility of stock price of 3.01%, and expected dividends of 2.35% per year.

Options outstanding at year end were as follows:

                                                            1997                 1996
---------------------------------------------------------------------------------------
    Number of options                                      192,332              190,932
    Minimum exercise price                                  $11.75               $11.75
    Maximum exercise price                                  $15.25               $11.75
    Weighted-average exercise price                         $11.78               $11.75
    Weighted-average remaining option life               8.0 years            9.0 years


There are 38,086 options exerciseable at year-end 1997. All options exercisable have an exercise price of $11.75 and a weighted-average remaining term of 8 years.

Note 12 - Related Party Transactions

Certain directors and officers of the Company are loan customers. A summary of related party loan activity for loans aggregating $60,000 or more to any one related party is as follows:

                      Balance - January 1, 1997                      $ 344,698
                          New loans                                  2,323,320
                          Repayments                                  (182,536)
                          Change in persons included                    53,087

                      Balance - December 31, 1997                   $2,538,569

Note 13 - Fair Values of Financial Instruments

The following table shows the fair values of financial instruments and the related carrying amounts at December 31, 1997 and 1996. Items which are not financial instruments are not included.

                                                                      1 9 9 7                               1 9 9 6
-----------------------------------------------------------------------------------------------------------------------------
                                                             Carrying        Estimated            Carrying          Estimated
                                                              Amount         Fair Value            Amount          Fair Value
-----------------------------------------------------------------------------------------------------------------------------
Financial assets
    Cash and cash equivalents and
     interest-earning deposits
      in financial institutions                            $ 4,919,686      $ 4,919,686          $ 6,772,374      $ 6,772,374
    Securities available for sale                           14,628,590       14,628,590           11,496,031       11,496,031
    Securities held to maturity                                756,846          756,846              892,036          891,236
    Loans receivable, net                                  174,538,907      176,470,000          146,854,690      147,769,000
    Accrued interest receivable                                511,950          511,950              363,563          363,563

Financial liabilities
    Deposits                                              (107,549,786)    (107,866,000)         (85,346,240)     (85,633,000)
    Borrowed funds                                         (63,521,682)     (63,469,000)         (55,995,650)     (55,949,000)
    Accrued interest payable                                  (283,427)        (283,427)            (242,855)        (242,855)

For purposes of the above disclosures of estimated fair value, the following assumptions were used as of December 31, 1997 and 1996. The estimated fair value for cash and cash equivalents, interest-earning deposits in financial institutions, accrued interest receivable and accrued interest payable is considered to approximate cost. The estimated fair value for securities is based on quoted market values for the individual securities or equivalent securities. The estimated fair values for loans is based on estimates of the rate the Company would charge for similar such loans at December 31, 1997 and 1996, applied for the time period until estimated repayment. The estimated fair value for demand and savings deposits is based on their carrying value. The estimated fair values for time deposits and borrowed funds are based on estimates of the rate the Company would pay on such deposits or for such borrowings at December 31, 1997 and 1996, applied for the time period until maturity. The estimated fair value of other financial instruments and off-balance-sheet loan commitments approximate cost and are not considered significant for this presentation.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that, were the Company to have disposed of such items at December 31, 1997 or 1996, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 1997 and 1996 should not necessarily be considered to apply at subsequent dates.

Note 14 - Parent Company Only Condensed Financial Information

Condensed financial information of Northeast Indiana Bancorp, Inc. is as follows


                               CONDENSED BALANCE SHEETS

                              December 31, 1997 and 1996

                                                                   1997                1996
---------------------------------------------------------------------------------------------
ASSETS

Cash and cash equivalents                                     $   225,944         $  371,124

Loan receivable from Employee Stock Ownership Plan              1,309,275           1,454,750

Loan receivable from subsidiary bank                            2,000,000           3,750,000

Investment in subsidiary bank                                  23,757,476          21,184,450

Other assets                                                        8,899              65,949
                                                              -----------         -----------

    Total assets                                              $27,301,594         $26,826,273
                                                              ===========         ===========

LIABILITIES

Accrued expenses                                              $     8,960         $   297,157

SHAREHOLDERS' EQUITY                                           27,292,634          26,529,116
                                                              -----------         -----------
    Total liabilities and shareholders' equity                $27,301,594         $26,826,273
                                                              ===========         ===========

                                                   CONDENSED STATEMENTS OF INCOME

                                      For the years  ended  December  31,  1997, 1996 and
                                    and the period from July 1, 1995  through  December 31, 1995


                                                                            1997                 1996                1995
---------------------------------------------------------------------------------------------------------------------------
Interest income                                                        $   263,767           $  497,921          $  266,012

Operating expenses                                                         166,532              176,014              50,873
                                                                       -----------           ----------          ----------
Income before income taxes and equity in
 undistributed earnings of subsidiary bank                                  97,235              321,907             215,139

Income tax expense                                                          11,774              100,391              85,216
                                                                       -----------           ----------          ----------
Income before equity in undistributed
 earnings of subsidiary bank                                                85,461              221,516             129,923

Equity in undistributed earnings of subsidiary bank                      2,107,518            1,346,029             658,085
                                                                       -----------           ----------          ----------
Net income                                                              $2,192,979           $1,567,545          $  788,008
                                                                        ==========           ==========          ==========


                       CONDENSED STATEMENTS OF CASH FLOWS

For the years ended December 31, 1997, 1996 and the period from July 1, 1995 through December 31, 1995

                                                                          1997                 1996                1995
--------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
  Net income                                                           $2,192,979           $1,567,545            $788,008
  Adjustments to reconcile net income to cash
    provided by operations
      Equity in undistributed earnings of subsidiary bank              (2,107,518)          (1,346,029)           (658,085)
      Change in
        Other assets                                                       57,050               73,466            (139,415)
        Accrued expenses                                                 (288,197)             229,806              67,351
                                                                       ----------           ----------         -----------
          Net cash from operating activities                             (145,686)             524,788              57,859

Cash flows from investing activities
  Origination of loan receivable from ESOP                                      -                    -          (1,745,700)
  Origination of loan receivable from subsidiary bank                           -                    -          (8,600,000)
  Repayments on loan receivable from subsidiary bank                    1,750,000            4,850,000                    -
  Repayments on loan receivable from ESOP                                 145,475              145,475             145,475
  Purchase of stock in subsidiary bank                                          -                    -         (10,605,429)
                                                                       ----------           ----------         -----------
          Net cash from investing activities                            1,895,475            4,995,475         (20,805,654)

Cash flows from financing activities
  Dividends paid                                                         (575,558)            (622,519)           (163,660)
  Purchase of treasury stock                                           (1,328,211)          (4,826,022)                   -
  Proceeds from sales of treasury stock                                     8,800                    -                    -
  Proceeds from issuance of common stock,
    net of conversion costs                                                     -                    -          21,210,857
                                                                       ----------           ----------         -----------
          Net cash from financing activities                           (1,894,969)          (5,448,541)         21,047,197
                                                                       ----------           ----------         -----------
Net change in cash and cash equivalents                                  (145,180)              71,722             299,402

Cash and cash equivalents at beginning of period                          371,124              299,402                   -
                                                                       ----------           ----------         -----------
Cash and cash equivalents at end of period                               $225,944             $371,124            $299,402
                                                                       ==========           ==========         ===========

Note 15 - Earnings Per Share

A reconciliation of the numerators and denominators of the earnings per common share and earnings per common share assuming dilution computations for the years ended December 31, 1997, 1996 and 1995 is presented below:

                                                                                   Year Ended December 31,
                                                                       1997                   1996                   1995
---------------------------------------------------------------------------------------------------------------------------
Earnings Per Share

  Net income available to common
   shareholders (subsequent to conversion)                         $2,192,979             $1,567,545             $  788,008
                                                                   ==========             ==========             ==========
  Weighted average common shares
   outstanding before adjustment                                    1,766,112              2,023,222              2,182,125

  Less: unallocated ESOP shares                                       145,474                160,022                174,570

  Less: non-vested RRP shares                                          61,244                 75,936                      -
                                                                   ----------             ----------             ----------
  Weighted average common shares
   outstanding for basic earnings per share                         1,559,394              1,787,264              2,007,555
                                                                   ----------             ----------             ----------

    Earnings Per Share                                             $     1.41             $      .88             $      .39
                                                                   ==========             ==========             ==========

Earnings Per Share Assuming Dilution

  Net income available to common
   shareholders, per above                                         $2,192,979             $1,567,545              $ 788,008
                                                                   ==========             ==========              =========
  Weighted average common shares
   outstanding                                                      1,559,394              1,787,264              2,007,555

  Add: dilutive effects of assumed conversions
   and exercises of stock options                                      42,758                 10,969                      -
                                                                   ----------             ----------             ----------
  Weighted average common and dilutive
   potential common shares outstanding                              1,602,152              1,798,233              2,007,555

    Earnings Per Share Assuming Dilution                           $     1.37             $      .87             $      .39
                                                                   ==========             ==========             ==========


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



                                                                       Dividends
Quarter Ended                   High                 Low               Declared
--------------------------------------------------------------------------------
March 31, 1996                 $13.50               $11.50               $.075
June 30, 1996                  $13.25               $11.50               $.075
September 30, 1996             $13.00               $11.75               $.075
December 31, 1996              $14.00               $12.63               $.080

March 31, 1997                 $15.75               $13.50               $.080
June 30, 1997                  $16.00               $12.50               $.080
September 30, 1997             $20.25               $14.75               $.080
December 31, 1997              $22.13               $18.25               $.085

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions.

As of February 26, 1998, there were approximately 582 shareholders of record, not including those shares held in nominee or street name through various brokerage firms or banks.

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

                                Corporate Office
                         Northeast Indiana Bancorp, Inc.
                           648 North Jefferson Street
                            Huntington, Indiana 46750
                                 (219) 356-3311


          Special Counsel                             Independent Auditor
   Silver, Freedman & Taff, L.L.P.               Crowe, Chizek and Company LLP
     1100 New York Avenue, N.W.                     330 E. Jefferson Blvd.
       Washington, D.C. 20005                      South Bend, Indiana 46601