Form 10KSB, Exhibit 13
period 1998-12-31
NORTHEAST INDIANA BANCORP INC
filed 1999-04-01
CIK 942898

NOW MORE THAN EVER...FIRST IN HOMETOWN BANKING




                                                                      1998
                                                                   ANNUAL REPORT

[GRAPHIC-COMPANY LOGO]










                                                          [GRAPHIC-COMPANY LOGO]
                                                                    NORTHEAST
                                                                      INDIANA
                                                                   Bancorp, Inc.

Table of Contents


PRESIDENT'S MESSAGE TO OUR SHAREHOLDERS                      1


FINANCIAL HIGHLIGHTS                                         3


SELECTED CONSOLIDATED FINANCIAL INFORMATION                  4


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS                        5


REPORT OF INDEPENDENT AUDITORS                              16


CONSOLIDATED FINANCIAL STATEMENTS                           17


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                  21


STOCKHOLDER INFORMATION                                     37


DIRECTORS AND OFFICERS                                      38



Description of Business

Northeast Indiana Bancorp, Inc. (the "Company") was formed as a Delaware corporation in March, 1995 for the purpose of issuing common stock and owning all of the common stock of First Federal Savings Bank ("First Federal" or "Bank") as a unitary thrift holding company. The Bank conducts business from its three offices located in Huntington, Indiana. The principal business of First Federal consists of attracting deposits from the general public and making loans secured by residential real estate. Historically, First Federal has been among the top real estate lenders and is the largest financial institution by asset size in Huntington County. In order to serve additional financial needs of area residents, First Federal established a Trust Department during 1998, and made plans to provide brokerage services via its new wholly owned subsidiary, Northeast Indiana Financial, Inc. First Federal has been serving the Huntington community since 1912.

Financial Highlights

[GRAPHIC-GRAPH DEPICTING TOTAL ASSETS]
[GRAPHIC-GRAPH DEPICTING NET INCOME]
[GRAPHIC-GRAPH DEPICTING RETURN ON ASSETS]
[GRAPHIC-GRAPH DEPICTING RETURN ON EQUITY]


















                                [GRAPHIC-GRAPH DEPICTING EARNINGS PER SHARE]
                                [GRAPHIC-GRAPH DEPICTING DIVIDENDS PAID]
                                [GRAPHIC-GRAPH DEPICTING PER SHARE MARKET VALUE]


--------------------------------------------------------------------------------
1 End of period
2 All share information restated to reflect the November 1998 10% Stock Dividend

Selected Consolidated Financial Information

                                                                                 December 31
                                                       ----------------------------------------------------------------
                                                         1998          1997          1996          1995          1994
                                                       --------      --------      --------      --------      --------
                                                                            (dollars in thousands)
SELECTED FINANCIAL CONDITION DATA:
Total assets                                           $212,425      $199,369      $169,544      $137,569      $115,095
Loans receivable, net                                   185,906       174,539       146,855       122,641       104,402
Securities                                               14,187        15,385        12,388         6,882         5,395
Deposits                                                123,336       107,550        85,346        68,203        68,533
Total borrowings                                         63,080        63,522        56,000        37,500        35,500
Shareholders' equity                                     25,005        27,293        26,529        31,033        10,238

SELECTED OPERATIONS DATA:
Total interest income                                  $ 16,139      $ 14,316      $ 11,767      $  9,644      $  8,102
Total interest expense                                    9,061         7,950         6,197         5,307         4,072
                                                       --------      --------      --------      --------      --------
Net interest income                                       7,078         6,366         5,570         4,337         4,030
Provision for loan losses                                   360           265           235           251           263
                                                       --------      --------      --------      --------      --------
Net interest income after provision
  for loan losses                                         6,718         6,101         5,335         4,086         3,767
Total noninterest income                                    731           565           402           347           384
Total noninterest expense                                 3,691         3,062         3,208         2,364         1,938
                                                       --------      --------      --------      --------      --------
Income before income taxes                                3,758         3,604         2,529         2,069         2,213
Income tax expense                                        1,369         1,411           962           750           876
Net income                                             $  2,389      $  2,193      $  1,567      $  1,319      $  1,337
                                                       ========      ========      ========      ========      ========

Basic earnings per common share (2)(3)                 $   1.50      $   1.28      $   0.80      $   0.35           N/A

Diluted earnings per common share (2)(3)               $   1.41      $   1.24      $   0.79      $   0.35           N/A


SELECTED FINANCIAL RATIOS AND OTHER DATA:
Performance Ratios:
Return on assets
  (ratio of net income to average total assets)            1.17%         1.21%         1.03%         1.04%         1.22%
Return on equity
(ratio of net income to average total equity)              9.15          8.12          5.43          6.55         13.77
Interest rate spread information:
Average during period                                      2.95          2.91          2.90          2.80          3.51
End of period                                              3.11          2.95          2.70          2.77          2.83
Net interest margin (1)                                    3.57          3.63          3.81          3.57          3.82
Ratio of operating expense to average total
assets                                                     1.81          1.69          2.12           .87          1.81
Ratio of average interest-earning assets to
average interest-bearing liabilities                     113.66        115.97        121.48        117.70        107.93

Quality Ratios:
Non-performing assets to total assets at end
of period                                                   .56           .58           .42           .21           .29
Allowance for loan losses to non-performing
loans                                                    122.53        102.50        144.00        310.21        205.93
Allowance for loan losses to loans receivable, net          .78           .68           .70           .72           .66

Capital Ratios:
Shareholders' equity to total assets at
end of period                                             11.77         13.69         15.65         22.56          8.90
Average shareholders' equity to average total
assets                                                    12.80         14.89         19.03         15.92          8.89

Other Data:
Number of full-service offices                                3             3             3             3             2

(1)  Net interest income divided by average interest-earning assets.
(2)  1995 earnings per share amounts are subsequent to conversion.
(3) All share and per share amounts have been restated to reflect the 10% stock dividend paid on November 23, 1998 to shareholders of record November 6, 1998.

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations


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

During the year of 1998, First Federal established a trust department which began operations in the fourth quarter. At the end of 1998, $4.1 million was held under asset management. In February 1999, the Company announced the establishment of Northeast Indiana Financial, Inc., a wholly-owned subsidiary of the Bank. Northeast Indiana Financial, Inc. will provide brokerage services through the purchase of mutual funds, annuities, stocks and bonds for its customers. Until these operations are well established, management expects a slight negative impact to net income.

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

Prevailing economic conditions as well as federal regulations concerning monetary and fiscal policies and financial institutions significantly affect First Federal. The year of 1998 ended with inflation continuing to stay in check. The Federal Reserve lowered short term rates three times for a total of 75 basis points to help the United States economy offset the effect of the Asian economic downturn. The economy has stayed relatively stable during 1998 overall. Although we have had fluctuations throughout 1998, in general the economy was favorable to First Federal's lending growth. This volume increase, however, included more refinances than normal caused by the decline in rates. As these loans refinanced, we received lower interest income. In addition, there can be no assurance in periods of rising interest rates, that the Bank will be able to continue to market its mortgage loans successfully or that such interest rate movements will not adversely affect net income.

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

Forward-Looking Statements

When used in this filing and in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "would be", "will allow", "intends to", "will likely result "are expected to", "will continue", "is anticipated", "estimate", "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including but not limited to, changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advises readers that various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

The Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

Impact of the Year 2000

The Company relies heavily on computer technology to provide its products and services and is well aware of all the issues involved with the Year 2000 including how operations could be impacted if a potential problem would arise. An overall plan developed by the Year 2000 Committee was approved by the Board of Directors and put into effect in 1998. This plan is a step by step process of assessment, remediation and testing of hardware, software, embedded systems as well as a customer awareness program, contingency and business continuity planning and budgeting.

A test was performed on all computer systems to make sure they were able to recognize year 2000 dates and hold these dates when powered off and on. Any new computer equipment purchased will go through the same testing process. All embedded systems have been assessed and will continue to be functional in the year 2000.

The Company has no software that is internally developed. The various types of software utilized by the Company are purchased through third party vendors and our service bureau. Our service bureau has kept us informed of the Year 2000 status of the software products. Testing of all data file interfaces began in the fourth quarter of 1998 and will continue through the first quarter of 1999.

The Company recognizes the importance of customer awareness and has brochures that are readily available as well as information on its website. Year 2000 customer awareness also includes assessing our current commercial borrowers on their status. There are also risk assessments and Year 2000 disclosure requirements for any new commercial borrower.

The Company is currently preparing the Year 2000 Business Continuity Plan. It will address the resumption of business in the case of power failure, telecommunication problems or the inability of our service bureau to perform. This plan will be completed and validated by the end of the second quarter of 1999.

The overall cost of the Company's Year 2000 project has not had a significant impact on income in 1998 nor will it be likely in 1999. The costs in 1998 of less than $100,000 are the result of software upgrades, new computer equipment associated with the software upgrades as well as the support of our service bureau.

The Company is progressing towards Year 2000 readiness in accordance with the guidelines set forth by the regulators. The Year 2000 Committee regularly reports to the Board of Directors, Senior Management, and Staff to keep everyone informed, as well as involved, in our Year 2000 efforts.



Financial Condition


First Federal's total assets increased from $199.4 million at December 31, 1997 to $212.4 million at December 31, 1998, an increase of $13.0 million, or 6.5%. The increase was due primarily to the increases in loans, net of $11.4 million or 6.5% and cash and cash equivalents of $1.5 million or 30.6%. This growth was funded by a $15.8 million increase in deposits.

The increase in the loan portfolio was partially attributable to mortgage loans, which increased $5.7 million. Mortgage loans secured by one-to-four family residences increased $4.8 million to $113.9 million at December 31, 1998 and represent 61.3% of First Federal's loan portfolio. The increase in one to four-family mortgage loans was comprised of a $5.8 million increase in fixed rate loans offset by a $1.0 million decrease in adjustable rate loans. Mortgage loans secured by multi-family and commercial real estate increased $100,000 to $19.4 million at December 31, 1998 and construction loans secured by residential and non-residential real estate increased $770,000 to $11.4 million.

First Federal also offers a variety of consumer loans including automobile, credit card, commercial, home equity and second mortgage loans. Total consumer and commercial business loans increased $5.1 million to $46.3 million at December 31, 1998. Automobile loans comprise $12.2 million of total consumer loans while home equity and second mortgage loans represent another $5.9 million at December 31, 1998.

Future loan growth is dependent on the economy. First Federal currently anticipates slower growth in mortgages compared to the last few years. First Federal will continue to expand its commercial lending and anticipates commercial lending to increase as a percentage of total loans.

Total deposits increased $15.8 million to $123.3 million at December 31, 1998. The 14.7% growth in 1998 was due to aggressive advertising, pricing of selected products for a limited time slightly above local market competitors, and accepting jumbo deposits competitively priced from time to time during the year. Jumbo deposit growth contributed $9.5 million of the total deposit increase and came from both inside and outside of our market area.

Total borrowed funds decreased $441,000, from $63.5 million to $63.1 million at December 31, 1998. Borrowed funds include advances from the FHLB with variable interest rates and stated maturities ranging through 2008. Management plans to continue to utilize FHLB advances in conjunction with efforts to increase our deposit base to provide the necessary funding for loan demand. First Federal's borrowing limit at the FHLB as of December 31, 1998, was $74 million. Borrowings also include two demand notes totaling $781,000 for investments in two low income housing limited liability partnerships as well as various repurchase agreements that started being offered in 1998.

Results of Operations


                            COMPARISON OF YEARS ENDED
                           DECEMBER 31, 1998 AND 1997

General. Net income for the year ended December 31, 1998 provided another record year of $2.39 million in earnings, an increase of $196,000 over net income of $2.19 million for 1997. This improvement was primarily a result of increased net interest income after provision for loan losses of $618,000, non-interest income improvements of $165,000 and a decrease in income tax expense of $42,000. These increases were partially offset by increases in non-interest operating expenses of $629,000. Further details regarding the changes in the income and expenses are discussed below.

Interest Income. Interest income increased $1.82 million or 12.73% to $16.14 million for the year ended December 31, 1998. The increase in interest income was primarily the result of mortgage loan interest income increasing $777,000 to $10.89 million and an increase of $903,000 to $3.90 million in consumer and other loan interest income. The average yield for the year on the loan portfolio increased by just one basis point to 8.29% in 1998 compared to 8.28% in 1997. The increase in loan interest income was largely due to higher average balances of loans outstanding in 1998 compared to 1997.

Interest Expense. Interest expense for 1998 rose $1.11 million or 13.97% over 1997 interest expense. The majority of the increase was due to higher balances in time deposits which averaged $19.42 million more in 1998 compared to 1997. The average rate for time deposits decreased 2 basis points from 1997 to 1998. Average money market account balances increased in 1998 by $ 6.50 million or 45.7%. The average rate for money market accounts decreased by 16 basis points to 4.89% for 1998. Interest expense for borrowed funds decreased by $260,000 primarily due to lower average FHLB advance balances during 1998.

Net interest income. Net interest income increased $712,000 or 11.20% from $6.37 million to $7.08 million for the year ended December 31, 1998. The average spread increased by 4 basis points to 2.95%. Average loan yields increased slightly to 8.29% due to a higher percentage of new commercial, consumer and other installment loans being added in 1998 offsetting the general drop in rates during 1998 by product type.

Provision for Loan Losses. The provision for loan losses for 1998 was $360,000 compared to $265,000 in 1997, an increase of $95,000. The provision for loan losses less net charge-offs for the year resulted in a $260,000 increase in the allowance for loan losses. The allowance for loan losses of $1.45 million at December 31, 1998 was a 21.78% increase compared to December 31, 1997. Management will continue to maintain the allowance for loan losses at a level deemed adequate by management based on its quarterly analysis. This analysis includes looking at our mix of loans by major product lines. We continue to increase our allowance for loan losses because of our growth in commercial and consumer lending as well as overall loan growth.

Noninterest income. Noninterest income increased from $566,000 in 1997 to $731,000 in 1998. The majority of this increase is due to the increases in fees from mortgage loans refinanced and growth in commercial lending. Loan modification fees increased to $273,000 compared to $178,000 in 1997 a $95,000 increase. Due to our deposit growth, service charges and fees on deposit accounts also increased to $287,000 in 1998 compared to $245,000 for 1997, which was a $42,000 increase.

Noninterest expense. Noninterest expense increased from $3.06 million to $3.69 million or $629,000. Salaries and employee benefits increased $311,000 in 1998 over 1997, the result of higher ESOP costs, additional staff and salary increases. During 1998 data processing increased $125,000. These costs are primarily associated with the installation of a wide area network, communication upgrades, imaging equipment and new software which will enable increased efficiencies of operations. Correspondent bank charges and other expenses increased mainly due to increased volume in deposits and loans.

Income tax expense. Income tax expense decreased from $1.41 million to $1.37 million. This reduction was mainly the result of the tax benefits in 1998 from the investment in the low income housing limited liability partnership.

                            COMPARISON OF YEARS ENDED
                           DECEMBER 31, 1997 AND 1996


General. Net income for the year ended December 31, 1997 was $2.19 million, an increase of $625,000 compared to net income for the year ended December 31, 1996. This increase was primarily the result of an increase in noninterest income of $163,000 and increases in net interest income before provision for loan losses of $795,000, a decrease in non-interest expenses of $146,000, partially offset by increases in provision for loan losses of $30,000 and income tax expense of $448,000. Further details regarding changes in the major categories of income and expense are discussed below.

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

Provision for Loan Losses. The provision for loan losses for the year ended December 31, 1997 was $265,000 compared to $235,000 in the prior year, an increase of $30,000. The provision for loan losses, less net charge-offs for the year, increased the allowance for loan losses $167,000 to $1.19 million at December 31, 1997, a 16.23% increase compared to December 31, 1996. Management will continue to record a provision for loan losses at a level deemed adequate by management based on a quarterly analysis.

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

Asset/Liability Management


First Federal, like other financial institutions, is subject to interest rate risk to the extent that its interest-bearing liabilities reprice on a different basis than its interest-earning assets. Office of Thrift Supervision (oOTSo) regulations provide a Net Portfolio Value (oNPVo) approach to the quantification of interest rate risk. In essence, this approach calculates the difference between the present value of liabilities, expected cash flows from assets and cash flows from off balance sheet contracts.

Management has established maximum limits for changes in net portfolio value resulting from changes in interest rates based on consideration of the Bank's portfolio mix of interest-earning assets and interest-bearing liabilities along with management's objectives for managing these portfolios in varying interest rate environments. Management monitors various indicators of interest rate risk, including NPV, and expectations regarding interest rate movements along with consideration of the Bank's overall capital levels to determine acceptable levels of interest rate risk. The Bank's interest-earning assets are composed primarily of loans, especially mortgage loans. Management has offered adjustable rate loan products to assist in the management of interest rate risk. At December 31, 1998, adjustable rate loans comprised 47.68% of the gross loan portfolio. The interest rate exposure as outlined in the NPV table reflects the Bank's exposure to a rising interest rate environment due to the concentration of longer term mortgage loans funded by relatively shorter-term deposits and FHLB advances. In addition, the interest rate risk is also impacted by adjustable rate loans which are tied to indices which lag behind market rates. Management is aware of First Federal's interest rate risk exposure in a rising interest rate environment. To address this interest rate risk, management will continue to market adjustable rate mortgage loans when possible and review longer term funding sources. Management also considers the current capital position of the Bank and the composition of the loan portfolio and monitors these factors in conjunction with its strategic plan of offering various mortgage loan products to customers in the Bank's market area. Nonetheless, the Bank's interest rate exposure, particularly in a rising interest rate environment, will grow, especially to the extent that loan demand produces increases in balance sheet growth.

Presented below, as of December 31, 1998, is an analysis of the Bank's estimated interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in interest rates, up and down 300 basis points in 100 point increments. Assumptions used in calculating the amounts in this table are those assumptions utilized by the OTS in assessing the interest rate risk of the thrifts it regulates. NPV is calculated by the OTS for the purposes of interest rate risk assessment and should not be considered as an indicator of value of the Bank.

At December 31, 1998

                                                                                               Net Portfolio Value as % of
                                               Net Portfolio Value                               Present Value of Assets
             Change In Rates           $    Amount         $     Change          % Change         NPV Ratio       Change
             ---------------           -----------         ------------          --------         ---------       ------
                                                                 (Dollars in Thousands)

                  +300 bp              $    22,263         $    (4,155)             (16)             10.92         (130)
                  +200                      24,243              (2,176)              (8)             11.64          (58)
                  +100                      25,697                (721)              (3)             12.09          (13)
                     0                      26,418                   -                -              12.22            -
                  -100                      26,388                 (31)              (0)             11.68          (19)
                  -200                      25,988                (430)              (2)             11.37          (54)
                  -300                      25,698                (721)              (3)             10.99          (86)

In the event of a 300 basis point change in interest rate based upon estimates as of December 31, 1998, the Bank would experience a 3% decrease in NPV in a declining rate environment and a 16% decrease in NPV in a rising rate environment. During periods of rising rates, the value of monetary assets and liabilities decline. Conversely, during periods of falling rates, the value of monetary assets and liabilities increase. However, the amount of change in value of specific assets and liabilities due to changes in rates is not the same in a rising rate environment as in a falling rate environment (i.e., the amount of value increase under a specific rate decline may not equal the amount of value decrease under an identical upward rate movement). Based upon the NPV methodology, the increased level of interest rate risk experienced by the Bank in recent periods was due to the increased use of relatively short-term deposits and FHLB advances to fund its investment in loans with substantially longer maturities and the Bank's use of an interest rate index which lags behind market rate indices to adjust the interest rate on its ARM loans originated prior to December 1998. To the extent that the Bank continues to use liabilities with shorter terms to maturity than the assets in which it invests, the Bank will continue to experience increased levels of interest rate risk in a rising interest rate environment.

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

                                                                           Year Ended December 31,
                                      --------------------------------------------------------------------------------------------
                                                    1998                            1997                           1996
                                        Average   Interest           Average     Interest              Average    Interest
                                      Oustanding   Earned/  Yield/  Outstanding   Earned/   Yield/  Outstanding   Earned/   Yield/
                                        Balance     Paid     Rate    Balance       Paid      Rate      Balance     Paid      Rate
                                       --------   --------   ----   --------     --------    ----     --------   --------     ----
                                                                          (Dollars in Thousands)
Interest-Earning Assets:
 Loans receivable(1)                   $179,114   $ 14,848   8.29%  $159,095     $ 13,167    8.28%    $133,508   $ 10,897     8.16%
 Securities                              11,692        785   6.71     10,659          709    6.66        8,479        551     6.50
 FHLB stock                               3,250        260   8.00      3,054          244    7.99        2,411        189     7.84
 Other interest-earning
   assets                                 4,006        246   6.14      2,670          195    7.29        1,632        130     7.97
                                       --------   --------          --------     --------             --------   --------
     Total interest
       earning  assets(1)               198,062     16,139   8.15    175,478       14,315    8.16      146,030     11,767     8.06
                                       --------   --------          --------     --------             --------   --------

Non-interest earning assets               6,086                        6,001                             5,587
      Total assets                     $204,148                     $181,479                          $151,617
                                       ========                     ========                          ========
Interest-Bearing Liabilities:
  Savings                              $  9,577        235   2.45   $  9,655          265    2.75     $ 10,465        288     2.75
  Money market                           20,732      1,014   4.89     14,232          719    5.05        8,793        437     4.97
  Demand and NOW                          9,947        148   1.49      8,960          148    1.65        8,276        184     2.22
  Time deposit accounts                  79,156      4,516   5.71     59,608        3,416    5.73       46,549      2,685     5.77
  Borrowings                             54,841      3,148   5.74     58,859        3,402    5.78       46,128      2,603     5.64
                                       --------   --------          --------     --------             --------   --------
     Total interest
       bearing liabilities              174,253      9,061   5.20    151,314        7,950    5.25      120,211      6,197     5.16
                                       --------   --------          --------     --------             --------   --------
Non-interest bearing
  liabilities                             3,774                        3,142                             2,539
                                       --------                     --------                          --------
     Total liabilities                  178,027                      154,456                           122,750
     Total equity                        26,121                       27,023                            28,867
                                       --------                     --------                          --------
     Total liabilities and
       equity                          $204,148                     $181,479                          $151,617
                                       ========                     ========                          ========
Net interest income                               $ 7,078                        $  6,365                        $  5,570
                                                  =======                        ========                        ========
Net interest rate spread                                     2.95%                           2.91%                            2.90%
Net interest earning assets            $ 23,809                     $ 24,164                          $ 25,819
                                       ========                     ========                          ========
Net yield on average
   interest-earning assets                                   3.57%                           3.63%                            3.81%
                                                             ====                            ====                             ====
Average interest-earning assets to
   average interest-bearing liabilities                      1.14x                           1.16x                            1.21x
                                                             ====                            ====                             ====

---------------------
(1) Calculated net of deferred loan fees, loan discounts, loans in process and allowance for loan losses.

Interest Rate Spread

The following table presents the weighted average yields on loans, investments and other interest-earning assets, and the weighted average rate on deposits and borrowings and the resultant interest rate spreads at the dates indicated.

                                                               At December 31,
                                                          ------------------------
                                                          1998      1997      1996
                                                          ----      ----      ----
Weighted average yield on:

 Loans receivable                                         8.17%     8.38%     8.15%

 Investment securities                                    6.68      6.90      6.64

 Other interest-earning assets                            4.68      5.65      7.01

    Combined weighted average yield on
      interest-earning assets                             8.00      8.26      8.01


Weighted average rate on:

 Savings deposits                                         2.00      2.75      2.75

 Money market                                             4.29      5.10      5.01

 NOW deposits                                             1.49      1.53      2.23

 Time deposit accounts                                    5.48      5.76      5.69

 Borrowings                                               5.40      5.83      5.84

 Repurchase agreements                                    4.53      0.00      0.00

    Combined weighted average rate on interest-
      bearing liabilities                                 4.89      5.31      5.31


Spread                                                    3.11      2.95      2.70

The loans receivable yield, which is the largest portion of interest income, dropped 21 basis points to 8.17%, a 2.5% drop at the end of period 1998 yield compared to 8.38% at the end of 1997. The other significant rate drop was in other interest earning assets. This is composed of mostly short term and overnight investments. This yield drop of 97 basis points reflects the short term and overnight investments. This yield drop of 97 basis points reflects the short term rate changes during 1998. The overall weighted average yield dropped 26 basis points to 8.00% at the end of 1998 down from 8.26% at the end of 1997, a 3.15% decrease. Interest-bearing liabilities rates dropped on all major liability products. Time deposits dropped to 5.48% at the end of 1998 compared to 5.76% at the end of 1997, a 28 basis point drop. Money market accounts dropped 81 basis points to 4.29% at the end of 1998 compared to 5.10% at the end of 1997, a 15.9% drop, again reflecting the drop in short term rates during 1998. Borrowings rates dropped 43 basis points in 1998 to 5.40% compared to 5.83% at the end of 1997. The repurchase agreements reflect the end of period rates paid on our sweep accounts which were introduced in 1998 for commercial customers. The combined interest-bearing liabilities weighted average rates dropped to 4.89% at the end of 1998 compared to 5.31% at the end of 1997. This 42 basis point reduction in interest costs compared to the earning assets yields reduction of 26 basis points caused the spread to improve to 3.11% at the end of 1998 compared to 2.95% at the end of 1997, a 16 basis point improvement over 1997.

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

                                                                 Year Ended December 31,
                                   ----------------------------------------------------------------------------
                                                1998 vs. 1997                            1997 vs. 1996
                                   -----------------------------------        ---------------------------------
                                           Increase                                  Increase
                                          (Decrease)           Total                (Decrease)          Total
                                            Due to           Increase                 Due to          Increase
                                    Volume         Rate     (Decrease)        Volume          Rate   (Decrease)
                                    ------         ----     ----------        ------          ----   ----------
                                                               (Dollars in Thousands)
Interest-earning assets:
   Loans receivable                $ 1,659      $     22     $  1,681        $  2,116       $    154   $  2,270
   Securities                           69             7           76             145             13        158
   FHLB stock                           16             -           16              51              4         55
   Other interest-
     earning assets                     86           (35)          51              77            (12)        65
                                   -------      --------     --------        --------       --------   --------
   Total interest-
     earning assets                $ 1,830      $     (6)    $  1,824        $  2,389       $    159   $  2,548
                                   =======      ========     ========        ========       ========   ========

Interest-bearing
   liabilities:
   Savings                         $    (2)     $    (28)    $    (30)       $    (22)      $     (1)  $    (23)
   Money market                        319           (24)         295             275              7        282
   NOW                                  15           (15)            -             14            (50)       (36)
   Time deposit
     accounts                        1,115           (15)       1,100             748            (17)       731
   Repurchase
     agreements                          6              -           6
   Other borrowings                   (230)          (30)        (260)            734             65        799
                                   -------      --------     --------        --------       --------   --------
   Total interest-
     bearing
     liabilities                   $ 1,223      $   (112)    $  1,111        $  1,749       $      4   $  1,753
                                   =======      ========     ========        ========       ========   ========

Net interest income                                          $    713                                  $    795
                                                             ========                                  ========

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

A standard measure of liquidity for thrift institutions is the ratio of cash and eligible investments to a certain percentage of net withdrawable savings and borrowings due within one year. As of December 31, 1998, First Federal's average liquidity ratio was 8.85%, of which 40.9% was comprised of short-term investments.

During the year ended December 31, 1998, there was a net increase in cash and cash equivalents of $1.5 million. The major source of funds during the year included an increase in deposits of $15.8 million which were used to fund a net increase of $11.4 million in loans and $4.9 million to purchase treasury stock.

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

Under currently effective capital regulations, savings associations must meet a 1.5% tangible capital requirement, a 3.0% core capital requirement and a total risk-based capital to risk weighted assets ratio of 8.0%. At December 31, 1998, First Federal's tangible capital ratio was 10.2%, its core capital ratio was 10.2% and its risk-based capital to risk weighted assets ratio was 16.6%.
Therefore,   First  Federal's   capital   significantly   exceeds  all  capital
requirements currently in effect.

During 1998 the Company completed its fourth stock repurchase program which began in July 1997. The Company also received approval from the OTS to begin its fifth stock repurchase program. As the stock is repurchased, it becomes treasury stock and can be used for general corporate purposes. The fifth repurchase program was approved in July 1998 for 10% of the outstanding shares or 180,648 shares. The Company had repurchased 140,200 of these shares at the end of December 1998. At December 31, 1998 the Company had 728,049 shares of treasury stock and 1,672,417 shares outstanding.

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

                   [GRAPHIC- LOGO FOR CROWE CHIZEK LETTERHEAD]

                                  CROWE CHIZEK


                         REPORT OF INDEPENDENT AUDITORS



Board of Directors
Northeast Indiana Bancorp, Inc.
Huntington, Indiana



We have audited the accompanying consolidated balance sheets of Northeast Indiana Bancorp, Inc. and Subsidiary as of December 31, 1998 and 1997 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1998, 1997 and 1996. These financial
statements   are  the   responsibility   of  the  Company's   management.   Our
responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northeast Indiana Bancorp, Inc. and Subsidiary as of December 31, 1998 and 1997 and the results of their operations and their cash flows for the years ended December 31, 1998, 1997 and 1996 in conformity with generally accepted accounting principles.





                                                /S/Crowe, Chizek and Company LLP
                                                --------------------------------
                                                   Crowe, Chizek and Company LLP



South Bend, Indiana
February 11, 1999

                                NORTHEAST INDIANA BANCORP, INC.
                                  CONSOLIDATED BALANCE SHEETS
                                   December 31, 1998 and 1997

                                                                    1998               1997
                                                              -------------      -------------
ASSETS
Interest earning cash and cash equivalents                    $   4,079,792      $   3,036,847
Noninterest earning cash and cash equivalents                     2,215,845          1,782,839
                                                              -------------      -------------
     Total cash and cash equivalents                              6,295,637          4,819,686
Interest-earning deposits in financial institutions                 100,000            100,000
Securities available for sale                                    13,658,691         14,628,590
Securities held to maturity (fair value: 1998 - $528,424;
   1997 - $756,846)                                                 528,424            756,846
Loans receivable, net of allowance for loan losses of
   $1,454,000 in 1998 and $1,194,000 in 1997                    185,906,309        174,538,907
Accrued interest receivable                                         487,393            511,950
Premises and equipment, net                                       2,265,347          1,964,374
Investments in limited liability partnerships                     1,400,000            750,000
Other assets                                                      1,782,791          1,298,244
                                                              -------------      -------------

     Total assets                                             $ 212,424,592      $ 199,368,597
                                                              =============      =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Demand deposits                                               $   3,058,581      $   2,502,911
Savings                                                           9,811,696          9,335,489
NOW and MMDA                                                     31,354,647         26,632,568
Time deposits                                                    79,110,658         69,078,818
                                                              -------------      -------------
  Total deposits                                                123,335,582        107,549,786
Borrowed funds                                                   63,080,275         63,521,682
Accrued expenses and other liabilities                            1,004,099          1,004,495
                                                              -------------      -------------
     Total liabilities                                          187,419,956        172,075,963

                                NORTHEAST INDIANA BANCORP, INC.
                                  CONSOLIDATED BALANCE SHEETS
                                   December 31, 1998 and 1997

                                                                    1998               1997
                                                              -------------      -------------
Shareholders' equity
 Preferred stock, no par value: 500,000 shares
   authorized, 0 shares issued                                         --                 --
 Common stock, $.01 par value: 4,000,000 shares
   authorized; 1998: 2,400,466 shares issued, 1,672,417
   shares outstanding; 1997: 2,182,125 shares issued,
   1,732,327 outstanding                                             24,005             21,821
 Additional paid in capital                                      25,128,717         21,350,326
 Retained earnings, substantially restricted                     12,166,794         13,956,340
 Unearned employee stock ownership plan shares                   (1,163,800)        (1,309,275)
 Unearned recognition and retention plan shares                    (433,672)          (621,817)
 Net unrealized appreciation on securities available
   for sale, net of tax                                              44,105             41,672
 Treasury stock, 728,049 and 449,798 common shares, at
   cost, at December 31, 1998 and 1997                          (10,761,513)        (6,146,433)
                                                              -------------      -------------
     Total shareholders'equity                                   25,004,636         27,292,634
                                                              -------------      -------------

 Total liabilities and shareholders'equity                    $ 212,424,592      $ 199,368,597
                                                              =============      =============

---------------
The accompanying notes are an integral part of these consolidated financial statements.

                                 NORTHEAST INDIANA BANCORP, INC.
                                CONSOLIDATED STATEMENTS OF INCOME
                          Years ended December 31, 1998, 1997 and 1996

                                                       1998             1997           1996
                                                    -----------     -----------     -----------
Interest income
 Loans, including fees                              $14,848,080     $13,167,279     $10,897,032
 Taxable securities                                   1,025,151         921,263         707,048
 Non-taxable securities                                  19,706          32,587          33,394
 Deposits with banks                                    246,175         194,647         129,581
                                                    -----------     -----------     -----------
 Total interest income                               16,139,112      14,315,776      11,767,055

Interest expense
 Deposits                                             5,912,572       4,547,834       3,593,583
 Borrowed funds                                       3,148,229       3,402,363       2,603,092
                                                    -----------     -----------     -----------
 Total interest expense                               9,060,801       7,950,197       6,196,675
                                                    -----------     -----------     -----------

Net interest income                                   7,078,311       6,365,579       5,570,380

 Provision for loan losses                              359,988         265,300         235,155
                                                    -----------     -----------     -----------

Net interest income after provision for loan
 losses                                               6,718,323       6,100,279       5,335,225

Noninterest income
 Service charges on deposit accounts                    287,480         245,304         151,666
 Loan servicing fees                                    273,263         177,584         122,190
 Net realized gain on sale of securities                   --              --               348
 Other                                                  170,112         142,698         128,363
                                                    -----------     -----------     -----------
 Total noninterest income                               730,855         565,586         402,567

Noninterest expense
 Salaries and employee benefits                       1,841,998       1,530,579       1,340,887
 Occupancy                                              357,133         318,945         279,894
 Data processing                                        436,757         311,537         274,985
 Deposit insurance premium                               67,637          54,829         605,593
 Professional fees                                      143,960         147,319         137,080
 Correspondent bank charges                             144,637         142,466         143,398
 Other expense                                          699,176         556,648         426,320
                                                    -----------     -----------     -----------
 Total noninterest expense                            3,691,298       3,062,323       3,208,157
                                                    -----------     -----------     -----------

                                 NORTHEAST INDIANA BANCORP, INC.
                                CONSOLIDATED STATEMENTS OF INCOME
                          Years ended December 31, 1998, 1997 and 1996

                                                       1998             1997           1996
                                                    -----------     -----------     -----------
Income before income taxes                            3,757,880       3,603,542       2,529,635

 Income tax expense                                   1,368,526       1,410,563         962,090
                                                    -----------     -----------     -----------

Net income                                          $ 2,389,354     $ 2,192,979     $ 1,567,545
                                                    ===========     ===========     ===========

Basic earnings per common share                     $      1.50     $      1.28     $       .80
                                                    ===========     ===========     ===========

Diluted earnings per common share                   $      1.41     $      1.24     $       .79
                                                    ===========     ===========     ===========

------------
The accompanying notes are an integral part of these consolidated financial statements.

                                                   NORTHEAST INDIANA BANCORP, INC.
                                      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                            Years ended December 31, 1998, 1997 and 1996

                                                                                              Unearned
                                                                                              Employee             Unearned
                                                                Additional                      Stock            Recognition
                                                   Common        Paid in       Retained       Ownership         and Retention
                                                   Stock          Capital       Earnings      Plan Shares         Plan Shares
                                                   -----          -------       --------      -----------         -----------

Balance, January 1, 1996                        $   21,821      $21,215,284    $11,393,893    $(1,600,225)         $        -

Net income                                               -                -      1,567,545              -                   -

Other comprehensive income:
    Unrealized gains on securities                       -                -              -              -                   -
    Reclassifications for
      realized (gains) losses                            -                -              -              -                   -
    Total tax effect                                     -                -              -              -                   -
      Total other comprehensive
         income                                          -                -              -              -                   -

Comprehensive income

Cash dividends ($.28 per share)                          -                -       (622,519)             -                   -

Purchase of 408,693 shares of treasury stock             -                -              -              -                   -
16,002 shares committed to be released
 under the ESOP                                          -           38,174              -        145,475                   -
Purchase of 83,530 shares for RRP                        -                -              -              -          (1,025,136)
Amortization of RRP contributions                        -                -              -              -             205,027
                                                -----------     -----------    -----------    -----------          ----------
Balance, December 31, 1996                           21,821      21,253,458     12,338,919     (1,454,750)           (820,109)

Net income                                                -               -      2,192,979              -                   -

Other comprehensive income:
   Unrealized gains on securities                         -               -              -              -                   -

 Total tax effect                                         -               -              -              -                   -
   Total other comprehensive income                       -               -              -              -                   -

Comprehensive income

Cash dividends ($.30 per share)                           -               -       (575,558)             -                   -

Purchase of 86,745 shares of treasury stock               -               -              -              -                   -

Sale of 660 shares of treasury stock                      -           1,000              -              -                   -

16,002 shares committed to be released
  under the ESOP                                          -          95,868              -        145,475                   -
Purchase of 550 shares for RRP                            -               -              -              -              (7,625)
Amortization of RRP contributions                         -               -              -              -             205,917
                                                -----------      -----------    -----------    -----------          ----------
Balance, December 31, 1997                           21,821      21,350,326     13,956,340     (1,309,275)          (621,817)

                                                   NORTHEAST INDIANA BANCORP, INC.
                                      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                            Years ended December 31, 1998, 1997 and 1996

                                                                                              Unearned
                                                                                              Employee             Unearned
                                                                Additional                      Stock            Recognition
                                                   Common        Paid in       Retained       Ownership         and Retention
                                                   Stock          Capital       Earnings      Plan Shares         Plan Shares
                                                   -----          -------       --------      -----------         -----------

Net income                                      $        -      $         -     $2,389,354    $         -         $        -

Other comprehensive income:
  Unrealized gains on securities                         -                -              -              -                  -

  Total tax effect                                       -                -              -              -                  -
     Total other comprehensive income                    -                -              -              -                  -

Comprehensive income                                     -                -              -              -                  -

Cash dividends ($.32 per share)                          -                -       (576,273)             -                  -

Purchase of 257,591 shares of treasury stock             -                -              -              -                  -
Sale of 23,220 shares of treasury stock-           (31,234)               -              -              -                  -

Tax effect on stock plans                                -           50,762              -              -                  -
16,002 shares committed to be released
  under the ESOP                                         -          149,764              -        145,475                  -
Purchase of 1,100 shares for RRP                         -            8,656              -              -             (21,843)
Amortization of RRP contributions                        -                -              -              -             209,988

Issuance of 218,341 common shares from
  declaration of 10% stock dividend                  2,184        3,600,443     (3,602,627)             -                   -
                                                ----------      -----------    -----------    -----------          ----------
Balance, December 31, 1998                      $   24,005      $25,128,717    $12,166,794    $(1,163,800)         $ (433,672)
                                                ==========      ===========    ===========    ===========          ==========

                                                Net Unrealized
                                                 Appreciation
                                                 on Securities                             Total
                                                  Available For        Treasury        Shareholders'
                                                Sale, Net of Tax         Stock            Equity
                                                ----------------         -----            ------
Balance, January 1, 1996                           $   2,272          $         -       $31,033,045

Net income                                                 -                    -         1,567,545

Other comprehensive income:
    Unrealized gains on securities                    22,742
    Reclassifications for
      realized (gains) losses                           (348)                   -                 -
    Total tax effect                                  (8,867)                   -                 -
      Total other comprehensive
         income                                       13,527                    -            13,527

Comprehensive income                                                                      1,581,072

Cash dividends ($.28 per share)                            -                               (622,519)

Purchase of 408,693 shares of treasury stock               -           (4,826,022)       (4,826,022)
16,002 shares committed to be released
 under the ESOP                                            -                    -           183,649
Purchase of 83,530 shares for RRP                          -                    -        (1,025,136)
Amortization of RRP contributions                          -                                205,027
                                                   ---------          ------------     ------------
Balance, December 31, 1996                            15,799           (4,826,022)       26,529,116

Net income                                                 -                    -         2,192,979

Other comprehensive income:
   Unrealized gains on securities                     42,836

 Total tax effect                                    (16,963)                   -                 -
   Total other comprehensive income                   25,873                    -            25,873

Comprehensive income                                                                      2,218,852

Cash dividends ($.30 per share)                            -                               (575,558)

Purchase of 86,745 shares of treasury stock                -            (1,328,211)      (1,328,211)
Sale of 660 shares of treasury stock                       -                 7,800            8,800
16,002 shares committed to be released
  under the ESOP                                           -                     -          241,343

Purchase of 550 shares for RRP                             -                                 (7,625)

Amortization of RRP contributions                          -                                205,917
                                                    ---------          ------------     ------------
Balance, December 31, 1997                            41,672            (6,146,433)      27,292,634

                                                Net Unrealized
                                                 Appreciation
                                                 on Securities                             Total
                                                  Available For        Treasury        Shareholders'
                                                Sale, Net of Tax         Stock            Equity
                                                ----------------         -----            ------
Net income                                        $        -          $          -       $2,389,354

Other comprehensive income:
  Unrealized gains on securities                       5,996

  Total tax effect                                    (3,563)                    -                -
     Total other comprehensive income                  2,433                                  2,433

Comprehensive income                                       -                     -        2,391,787

Cash dividends ($.32 per share)                            -                               (576,273)

Purchase of 257,591 shares of treasury stock               -            (4,907,522)      (4,907,522)
Sale of 23,220 shares of treasury stock-                                   279,255          248,021

Tax effect on stock plans                                  -                     -           50,762
16,002 shares committed to be released
  under the ESOP                                           -                     -          295,239
Purchase of 1,100 shares for RRP                           -                13,187                -
Amortization of RRP contributions                          -                                209,988

Issuance of 218,341 common shares from
  declaration of 10% stock dividend                        -                     -                -
                                                   ---------          ------------     ------------
Balance, December 31, 1998                         $  44,105          $(10,761,513)    $ 25,004,636
                                                   =========          ============     ============

-----------
The accompanying notes are an integral part of these consolidated financial statements.

                                       NORTHEAST INDIANA BANCORP, INC.
                                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                Years ended December 31, 1998, 1997 and 1996


                                                                1998              1997              1996
                                                           ------------      ------------      ------------
Cash flows from operating activities
   Net income                                              $  2,389,354      $  2,192,979      $  1,567,545
   Adjustments to reconcile net income
      to net cash from operating activities
   Net (gain) loss on sale of premises and equipment             (8,481)             (152)              421
   Gain on sale of securities                                      --                --                (348)
   Gain on sale of foreclosed real estate                       (10,387)           (1,335)           (6,879)
   Provision for loan losses                                    359,988           265,300           235,155
   Depreciation and amortization                                161,240           144,898           186,555
   Reduction of obligation under ESOP                           295,239           241,343           183,649
   Amortization of RRP                                          209,988           205,917           205,027
   Net change in:
     Other assets                                              (326,636)         (381,807)         (247,136)
      Accrued interest receivable                                24,557          (148,387)         (130,639)
      Accrued expenses and other liabilities                       (396)         (668,619)          823,528
                                                           ------------      ------------      ------------
      Total adjustments                                         705,112          (342,842)        1,249,333
                                                           ------------      ------------      ------------
         Net cash from operating activities                   3,094,466         1,850,137         2,816,878

Cash flows from investing activities
   Proceeds from maturities and principal payments
      of securities held to maturity                            228,422           135,190            93,870
   Proceeds from maturities and principal payments
      of securities available for sale                        6,328,978         1,716,890         2,600,000
   Proceeds from sale of securities available for sale             --                --           2,100,348
   Purchases of securities available for sale                (5,334,188)       (4,803,829)      (10,316,095)
   Proceeds from sale of loans                                2,430,541           351,500              --
   Purchases of loans                                        (3,045,695)       (3,261,911)             --
   Net change in loans                                      (11,390,311)      (25,136,614)      (24,469,186)
   Expenditures on premises and equipment                      (481,452)         (110,826)          (22,455)
   Proceeds from sale of premises and equipment                   8,825             5,948                50
   Proceeds from sale of foreclosed real estate                 177,750            98,843            26,990
                                                           ------------      ------------      ------------
         Net cash from investing activities                 (11,077,130)      (31,004,809)      (29,986,478)

                                       NORTHEAST INDIANA BANCORP, INC.
                                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                Years ended December 31, 1998, 1997 and 1996


                                                                1998              1997              1996
                                                           ------------      ------------      ------------
Cash flows from financing activities
   Advances from FHLB                                        67,000,000        56,000,000        58,000,000
   Repayment of FHLB advances                               (67,898,967)      (48,998,968)      (39,500,000)
   Payments of demand notes                                    (393,750)
   Net change in other borrowed funds                           201,310              --                --
   Dividends paid                                              (576,273)         (575,558)         (622,519)
   Purchase of stock                                         (4,907,522)       (1,335,836)       (5,851,158)
   Sale of treasury stock                                       248,021             8,800              --
   Net change in deposits                                    15,785,796        22,203,546        17,143,310
                                                           ------------      ------------      ------------
          Net cash from financing activities                  9,458,615        27,301,984        29,169,633
                                                           ------------      ------------      ------------

Net change in cash and cash equivalents                       1,475,951        (1,852,688)        2,000,033

Cash and cash equivalents at beginning of year                4,819,686         6,672,374         4,672,341
                                                           ------------      ------------      ------------

Cash and cash equivalents at end of year                   $  6,295,637      $  4,819,686      $  6,672,374
                                                           ============      ============      ============
Cash paid for:
   Interest                                                $  9,093,839      $  7,909,627      $  6,154,009
   Income taxes                                               1,637,000         1,573,308         1,034,925

Non-cash transactions:
   Investment in obligation relative to
   a limited partnership                                   $    650,000      $    525,000      $       --
   Transfer from loans to other real estate                     278,075            97,508            20,112

--------------


The accompanying notes are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations and Principles of Consolidation: The consolidated financial statements include the accounts of Northeast Indiana Bancorp, Inc. (the
"Company") and its wholly-owned subsidiary, First Federal Savings Bank (the "Bank"). Northeast Indiana Bancorp, Inc. was organized for the purpose of owning all of the outstanding stock of First Federal Savings Bank. Intercompany transactions and balances have been eliminated in consolidation.

The primary source of income for the Company is the origination of commercial and residential real estate loans in northeastern Indiana. Loans secured by real estate mortgages comprise approximately 82% and 77% of the loan portfolio at December 31, 1998 and 1997, and are primarily secured by residential mortgages.

Use of Estimates: To prepare financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The collectibility of loans and fair values of financial instruments are particularly subject to change.

Cash Flow Reporting: Cash and cash equivalents are defined as cash and due from banks and short-term interest earning deposits in financial institutions with original maturities under 90 days. Net cash flows are reported for customer loan and deposit transactions as well as securities sold under agreements to repurchase.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Trading securities are carried at fair value, with changes in unrealized holding gains and losses included in income. Other securities such as Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans: Loans are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days. Payments received on such loans are reported as principal reductions.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over asset useful lives on the straight line basis.

Long-term Assets: These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

Repurchase  Agreements:   Substantially  all  repurchase  agreement  liabilities
represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Stock Compensation: Employee compensation expense under stock option plans is reported if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are shown using the fair value method of SFAS No.123 to measure expense for options granted after 1994, using an option pricing model to estimate fair value.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Employee Stock Ownership Plan: The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

Financial Instruments: Financial instruments include credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements.

Comprehensive  Income:  Comprehensive  income  consists  of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity. The accounting standard that requires reporting comprehensive income first applies for 1998, with prior information restated to be comparable.

New Accounting Pronouncements: Beginning January 1, 2000, a new accounting standard will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. This is not expected to have a material effect but the effect will depend on derivative holdings when this standard applies.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders.

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

NOTE 2 - SECURITIES

Year-end securities were as follows:

                                                     Gross             Gross
                                   Amortized       Unrealized        Unrealized          Fair
                                     Cost            Gains             Losses            Value
                                ------------     ------------      --------          ------------

Available for sale - 1998
   U.S. Government agencies     $  4,057,809     $     21,658      $       --        $  4,079,467
   Mutual funds                      775,412             --                --             775,412
   Mortgage-backed                 5,300,481           60,362            (7,031)        5,353,812
   States and political
      subdivisions                   200,000             --                --             200,000
   Equity securities               3,250,000             --                --           3,250,000
                                ------------     ------------      ------------      ------------

                                $ 13,583,702     $     82,020      $     (7,031)     $ 13,658,691
                                ============     ============      ============      ============

Available for sale - 1997
   U.S. Government agencies     $  4,047,866     $       --        $     (3,507)     $  4,044,359
   Mutual funds                      735,584             --                --             735,584
   Mortgage-backed                 6,526,147           74,992            (2,492)        6,598,647
   Equity securities               3,250,000             --                --           3,250,000
                                ------------     ------------      ------------      ------------

                                $ 14,559,597     $     74,992      $     (5,999)     $ 14,628,590
                                ============     ============      ============      ============

Held to maturity - 1998
   States and political
      subdivisions              $    412,000     $       --        $       --        $    412,000
   Other debt securities             116,424             --                --             116,424
                                ------------     ------------      ------------      ------------

                                $    528,424     $       --        $       --        $    528,424
                                ============     ========          ========          ============

Held to maturity - 1997
   States and political
      subdivisions              $    639,000     $       --        $       --        $    639,000
   Other debt securities             117,846             --                --             117,846
                                ------------     ------------      ------------      ------------

                                $    756,846     $       --        $       --        $    756,846
                                ============     ========          ========          ============


Contractual maturities of debt securities at year-end 1998 were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

                                                              Available for Sale                       Held to Maturity
                                                        Amortized              Fair              Amortized              Fair
                                                           Cost                Value                Cost                Value
                                                     ---------------      --------------      ---------------      --------------
Due in one year or less                              $             -      $            -      $             -      $            -
Due from one to five years                                 1,999,242           2,004,763                1,424               1,424
Due from five to ten years                                 2,258,567           2,274,704              527,000             527,000
Mortgage backed securities                                 5,300,481           5,353,812                    -                   -
                                                     ---------------      --------------      ---------------      --------------

                                                     $     9,558,290      $    9,633,279      $       528,424      $      528,424
                                                     ===============      ==============      ===============      ==============

Sales of securities available for sale were as follows:

                                     1998             1997                1996
                                     ----             ----                ----
Proceeds                           $   --            $  --            $2,100,348
Gross gains                            --               --                   348
Gross losses                           --               --                    --

NOTE 3 - Loans Receivable, Net

Year-end loans were as follows:

                                                        1998               1997
                                                  -------------      -------------
Mortgage
    Secured by one-to-four family residences      $ 113,919,222      $ 109,079,816
    Secured by other properties                      19,421,609         19,339,654
    Construction - residential                        6,065,036          8,661,893
    Construction - nonresidential                     5,300,066          1,934,354
Automobile                                           12,247,990         11,572,940
Credit card                                           1,365,708          1,297,424
Commercial                                           21,392,663         14,579,936
Home equity and second mortgage                       5,948,157          6,162,479
Mobile home                                                --            2,945,635
Other consumer                                        5,301,984          4,619,695
                                                  -------------      -------------

    Subtotal                                        190,962,435        180,193,826

Less:
    Loans in process                                   (663,499)          (355,314)
    Undisbursed portion of construction loans        (2,799,621)        (3,980,594)
    Net deferred loan origination fees                 (139,006)          (125,011)
    Allowance for loan losses                        (1,454,000)        (1,194,000)
                                                  -------------      -------------

    Loans receivable, net                         $ 185,906,309      $ 174,538,907
                                                  =============      =============

Activity in the allowance for loan losses was as follows:

                                      1998             1997             1996
                                  -----------      -----------      -----------
 Balance at beginning of year     $ 1,194,000      $ 1,027,300      $   880,566
 Provision charged to income          359,988          265,300          235,155
 Charge-offs                         (145,989)        (136,601)        (133,561)
 Recoveries                            46,001           38,001           45,140
                                  -----------      -----------      -----------

 Balance at end of year           $ 1,454,000      $ 1,194,000      $ 1,027,300
                                  ===========      ===========      ===========

Impaired loans were not material in 1998 and 1997.

NOTE 4 - Premises and Equipment, Net

Year-end premises and equipment were as follows:

                                                       1998             1997
                                                   -----------      -----------

Land                                               $   458,331      $   458,331
Buildings and leasehold improvements                 1,665,995        1,625,036
Furniture, fixtures and equipment                    1,114,069          718,310
Total costs                                          3,238,395        2,801,677
Accumulated depreciation and amortization             (973,048)        (837,303)
                                                   -----------      -----------

                                                   $ 2,265,347      $ 1,964,374
                                                   ===========      ===========

NOTE 5 - Deposits

Time deposits of $100,000 or more were $36,827,000 and $27,358,000 at year-end 1998 and 1997.

Scheduled maturities of time deposits for the next five years were as follows:

                           1999                      $   56,809,274
                           2000                          17,700,232
                           2001                           3,931,438
                           2002                             361,195
                           2003                             308,519
                                                     --------------
                                                     $   79,110,658
                                                     ==============

NOTE 6 - Borrowed Funds

Year-end borrowed funds were as follows:

                                                         1998            1997
                                                     -----------     -----------
Federal Home Loan Bank advances                      $62,097,715     $62,996,682
Demand notes                                             781,250         525,000
Securities sold under repurchase agreements              201,310            --
                                                     -----------     -----------

                                                     $63,080,275     $63,521,682
                                                     ===========     ===========

The majority of the FHLB advances have variable interest rates ranging from 4.60% to 6.54%. Scheduled maturities at year-end 1998 were as follows:

                           1999                            $   18,099,170
                           2000                                11,599,170
                           2001                                   399,375
                           2002                                 2,000,000
                           2003                                17,000,000
                           Thereafter                          13,000,000
                                                           --------------

                                                           $   62,097,715
                                                           ==============


Advances are required, under a blanket agreement, to be collateralized by securities and loans in an amount at least equal to 160% of the total advances outstanding. In addition to Federal Home Loan Bank stock of $3.3 million, approximately $111.3 million in eligible mortgage loans and $8.9 in eligible securities were available in connection with these borrowings. The Bank may borrow up to an aggregate of $74 million from the Federal Home Loan Bank.

Approximately $564,000 in securities were pledged in connection with the securities sold under repurchase agreements.

The demand notes relate to investments in limited partner interests in partnerships formed for the construction, ownership and management of affordable housing projects. The total original amount of the notes was $1,400,000 and $750,000 for 1998 and 1997, with $618,750 and $225,000 funded at year-end 1998 and 1997. Payments are required within five days of written demand; however, the note may be prepaid in full or in part at the option of maker at any time without penalty. The obligation to make payment is absolute and unconditional. No interest is required by the note.

NOTE 7 - Employee Benefits

Employee Pension Plan: The Company is part of a noncontributory multi-employer defined benefit pension plan covering substantially all employees. The trustees of the Financial Institutions Retirement Fund administer the plan. There is no separate actuarial valuation of plan benefits nor segregation of plan assets specifically for the Company because the plan is a multi-employer plan and separate actuarial valuations are not made with respect to each employer nor are the plan assets so segregated. Expense for 1998, 1997 and 1996 was approximately $23,000, $30,000, and $52,000.

401(k) Plan: The Company has a 401(k) plan for all employees who have completed one year of service (1,000 hours). Participants may make deferrals up to 15% of compensation. The Company matches 50% of elective deferrals on the first 6% of
the   participant's   compensation.   Expense  for  1998,  1997  and  1996  was
approximately $32,000, $23,000 and $18,000.

Supplemental Retirement Plan: The Company has a supplemental retirement plan for the President and a deferred compensation plan for certain directors of the Company. The Company is recording an expense equal to the change in the present value of the payment due at retirement based on the projected remaining years of service using the projected unit credit method. The balance of the plans was approximately $200,000 and $182,000 at year-end 1998 and 1997. The cost of the plans charged to expense was approximately $61,000, $48,000 and $64,000 for 1998, 1997 and 1996.

The Company has purchased insurance on the lives of the participants in the supplemental retirement plan and the deferred compensation plan with the Company as beneficiary. The cash surrender value of the life insurance was approximately $887,000 and $847,000 at year-end 1998 and 1997. The income derived from the investment in life insurance included in other income was approximately $40,000, $38,000 and $40,000 for 1998, 1997 and 1996.

Employee Stock Ownership Plan (ESOP): An ESOP exists for the benefit of substantially all employees. Contributions to the ESOP are made by the Company and are determined by the Board of Directors at their discretion. The contributions may be made in the form of cash or the Company's common stock. The annual contributions may not be greater than the amount deductible for federal income tax purposes and cannot cause the Company to violate regulatory capital requirements.

To fund the plan, the ESOP borrowed $1,745,700 from the Company for the purpose of purchasing 192,042 shares of stock at $9.09 per share. Principal payments on the loan are due in equal semi-annual installments over a twelve-year period beginning June 30, 1995. Interest is payable semi-annually during the term of the loan at 6.65%. The loan is collateralized by the shares of the Company's common stock purchased with the proceeds and will be repaid by the ESOP with funds from the Bank's contributions to the ESOP and earnings on ESOP assets.

Shares are allocated among participants each December 31 on the basis of principal repayments made by the ESOP on the loan from the Company, according to each participant's relative compensation.

During 1998 and 1997, contributions, including dividends on unearned ESOP shares, were approximately $99,000 and $98,000. ESOP compensation expense was approximately $249,000, $194,000, and $134,000 for 1998, 1997 and 1996.

Shares held by the ESOP at year-end are as follows:

                                            1998                1997
                                         ----------          ----------
Allocated shares                             47,717              31,715
Shares released for allocation               16,002              16,002
Unreleased shares                           128,018             144,020
Shares vested and withdrawn                     305                 305
                                         ----------          ----------

  Total ESOP shares                         192,042             192,042
                                         ==========          ==========

  Fair value of unreleased shares        $2,144,302          $2,896,760
                                         ==========          ==========


Recognition and Retention Plan (RRP): The RRP provides for issue of shares to directors, officers and employees. The maximum total shares available under the RRP are 96,014. During 1996, 83,530 shares were awarded to RRP participants at $12.27 per share. In 1997, an additional 550 shares were awarded at $13.86; in 1998, there were an additional 1,100 shares awarded at 19.86. The expense associated with the RRP was approximately $210,000, $206,000 and $205,000 in 1998, 1997 and 1996.

NOTE 8 - Income Taxes

Income tax expense is summarized as follows:

                                    1998              1997              1996
                                -----------       -----------       -----------
 Current federal                $ 1,147,495       $ 1,154,613       $   850,741
 Deferred federal                   (95,097)          (55,894)         (100,203)
 Current state                      329,538           327,116           239,901
 Deferred state                     (13,410)          (15,272)          (28,349)
                                -----------       -----------       -----------

Income tax expense              $ 1,368,526       $ 1,410,563       $   962,090
                                ===========       ===========       ===========

Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income before income taxes as a result of the following:

                                                         1998                   1997                    1996
                                                   --------------         ---------------         --------------
Income taxes at statutory rate                     $    1,277,679         $     1,225,204         $      860,076
Tax effect of:
   State tax, net of federal income tax effect           208,644                 205,817                139,624
   Low income housing credit                             (72,372)                (14,000)                     -
   Other, net                                            (45,425)                 (6,458)               (37,610)
   Income tax expense                              $   1,368,526          $    1,410,563          $     962,090
                                                   --------------         ---------------         --------------

Effective tax rate                                          36.4%                   39.1%                  38.0%
                                                            ====                    ====                   ====

The components of the net deferred tax asset recorded in the balance sheet at year end are as follows:

                                                     1998                1997
                                                  ---------           ---------
Deferred tax assets
Deferred compensation                             $  79,080           $  72,055
Bad debts                                           325,901             196,844
Deferred loan fees                                   55,047              49,517
Unearned compensation                                68,957              81,564
Other                                                15,752               9,698
                                                  ---------           ---------
                                                    544,737             409,678
Deferred tax liabilities
Depreciation                                       (118,533)           (120,333)
Other                                               (73,099)            (41,185)
                                                  ---------           ---------
                                                   (191,632)           (161,518)
Valuation allowance                                    --                  --
                                                  ---------           ---------

Net deferred tax asset                            $ 353,105           $ 248,160
                                                  =========           =========

Retained earnings at December 31, 1998 and 1997 include approximately $1.3 million for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $449,000 at December 31, 1998 and 1997. Legislation passed in August 1996 now requires the Company to deduct a provision for bad debts for tax purposes based on actual loss experience and to recapture the excess bad debt reserve accumulated in tax years after 1986. The related amount of deferred tax liability, which must be recaptured, is $276,000 and is payable over a six-year period beginning in 1998.

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

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If under-capitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

At year end, actual Bank capital levels (in millions) and minimum required levels were:

                                                                                                          Minimum Required
                                                                                                              To Be Well
                                                                           Minimum Required                  Capitalized
                                                                              For Capital               Under Prompt Corrective
                                                Actual                     Adequacy Purposes               Action Regulations
                                        --------------------           ------------------------           ---------------------
                                          Amount       Ratio               Amount        Ratio             Amount         Ratio
1998
Total capital
  (to risk weighted assets)             $  23.0        16.6%           $      11.1         8.0%           $   13.9        10.0%
Tier 1 (core) capital
  (to risk weighted assets)                21.6        15.6                    5.5         4.0                 8.3         6.0
Tier 1 (core) capital
  (to adjusted total assets)               21.6        10.2                    6.4         3.0                 N/A         N/A
Tangible capital
  (to adjusted total assets)               21.6        10.2                    3.2         1.5                 N/A         N/A
Tier 1 (core) capital
  (to average assets)                      21.6        10.6                    8.2         4.0                10.2         5.0

1997
Total capital
  (to risk weighted assets)             $  24.8        19.8%           $      10.1         8.0%           $   12.6        10.0%
Tier 1 (core) capital
  (to risk weighted assets)                23.7        18.9                    5.0         4.0                 7.5         6.0
Tier 1 (core) capital
  (to adjusted total assets)               23.7        11.9                    6.0         3.0                 N/A         N/A
Tangible capital
  (to adjusted total assets)               23.7        11.9                    3.0         1.5                 N/A         N/A
Tier 1 (core) capital
  (to average assets)                      23.7        13.0                    7.3         4.0                 9.1         5.0

The Bank was categorized as well capitalized at year end 1998 and 1997.

Regulations of the Office of Thrift Supervision limit capital distributions by savings institutions. The regulatory restriction is based on a three-tiered system with the greatest flexibility being afforded to well-capitalized (Tier 1) institutions. The Bank is currently a Tier 1 institution. Accordingly, the Bank can make, without prior regulatory approval, distributions during a calendar year up to 100% of its net income to date during the calendar year plus an amount up to one-half the capital in excess of the most stringent capital requirement at the beginning of the calendar year. At year end 1998, approximately $4.8 million of the Bank's retained earnings is potentially available for distribution to the Company.

NOTE 10 - Commitments and Contingencies and
          Financial Instruments with Off-Balance-Sheet Risk

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.



Financial instruments with off-balance-sheet risk were as follows at year end.

                                                     1998                1997
                                                 -----------         -----------
Fixed rate commitments                           $ 8,525,000         $ 4,159,000
Variable rate commitments                         13,628,000          14,916,000
Credit card arrangements                           2,835,000           2,636,000
Letters of credit                                    770,000             760,000


Most loan commitments have terms up to 60 days. At year-end 1998, fixed commitments have contractual rates ranging from 6.50% to 8.875%. Credit cards are fixed at 14.9%. Most variable rate arrangements are tied either to national monthly median cost of funds, prime or the U.S. Treasury bill rate and have spreads between 0% and 5%.






NOTE 11 - Stock Options

Options to buy stock are granted to directors, officers and employees under the stock option and incentive plan. Exercise price is the market price at date of grant. The maximum option term is ten years and options vest over five years. At year end 1998, 25,056 shares were authorized for future grants.

Financial Accounting Standard No.123, requires pro forma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. Accordingly, the following pro forma information presents net income and earnings per share had the fair value method been used to measure compensation cost for stock option plans. No compensation cost was actually recognized for stock options for 1998, 1997 and 1996.

                                                         1998                 1997              1996
                                                  ----------------      ---------------    --------------
Net income as reported                            $      2,389,354      $     2,192,979    $    1,567,545
Pro forma net income                                     2,215,835            2,022,367         1,398,379

Basic earnings per common share as reported       $           1.50      $          1.28    $          .80
Diluted earnings per common share as reported                 1.41                 1.24               .79

Pro forma basic earnings per common share                     1.39                 1.18               .71
Pro forma diluted earnings per common share                   1.31                 1.15               .71

In future years, the pro forma effect of not applying this standard is expected to increase as additional options are granted.

Information about option grants follows:

                                               Number        Exercise      Fair Value
                                             of Options       Price        of Grants
                                             ----------       -----        ---------
 Outstanding, beginning of 1997                210,027
 Granted                                         1,650      $   13.86      $   4.38
 Exercised                                        (110)         10.68
 Outstanding, end of 1997                      211,567
 Granted, January 1, 1998                        1,650          19.38          4.27
 Granted, June 16, 1998                          1,650          20.34          4.54
 Exercised                                     (23,220)         10.68
 Outstanding, end of 1998                      191,647

The fair value of options granted during 1998 is estimated using the following weighted-average information: risk-free interest rate of 5.46% and 5.52%, expected life of 7 years, expected volatility of stock price of 17.5%, and expected dividends of 1.47% per year.

Options outstanding at year-end were as follows:

                                                                  1998                         1997
                                                            --------------               --------------
Number of options                                                  191,647                      211,567
Minimum exercise price                                      $        10.68               $        10.68
Maximum exercise price                                      $        20.34               $        13.86
Weighted-average exercise price                             $        10.87               $        10.71
Weighted-average remaining option life                           7.1 years                    8.0 years

There are 68,209 options exerciseable at year-end 1998.

NOTE 12 - Related Party Transactions

Certain directors and officers of the Company are loan customers. A summary of related party loan activity for loans aggregating $60,000 or more to any one related party is as follows:

            Balance - January 1, 1998                            $   2,538,569
                New loans                                              634,500
                Repayments                                            (312,447)
                                                                 -------------

            Balance - December 31, 1998                          $   2,860,622
                                                                 =============

Related party deposits were $418,000 at year-end 1998.

NOTE 13 - Fair Values of Financial Instruments

Following are carrying amounts and estimated fair values at year end:

                                               1 9 9 8                                1 9 9 7
----------------------------------------------------------------------------------------------------------
                                      Carrying           Estimated           Carrying         Estimated
                                       Amount           Fair Value            Amount          Fair Value
                                   -------------      -------------      -------------      -------------
Financial assets:
 Cash and cash equivalents
 and interest earning deposits
 in financial institutions         $   6,395,637      $   6,395,637      $   4,919,686      $   4,919,686
 Securities available for sale        13,658,691         13,658,691         14,628,590         14,628,590
 Securities held to maturity             528,424            528,424            756,846            756,846
 Loans receivable, net               185,906,309        189,539,000        174,538,907        176,470,000
 Accrued interest receivable             487,393            487,393            511,950            511,950

Financial liabilities:
 Deposits                           (123,335,582)      (124,152,000)      (107,549,786)      (107,866,000)
 Borrowed funds                      (63,080,275)       (63,463,000)       (63,521,682)       (63,469,000)
 Accrued interest payable               (250,389)          (250,389)          (283,427)          (283,427)

For purposes of the above disclosures of estimated fair value, the following assumptions were used. The estimated fair value for cash and cash equivalents and interest-earning deposits in financial institutions and accrued interest is considered to approximate cost. The estimated fair value for securities is based on quoted market values for the individual securities or equivalent securities. The estimated fair value for loans is based on estimates of the rate the Company would charge for similar such loans at December 31, 1998 and 1997, applied for the time period until estimated repayment. The estimated fair value for demand and savings deposits is based on their carrying value. The estimated fair value for time deposits and borrowed funds is based on estimates of the rate the Company would pay on such deposits or for such borrowings at December 31, 1998 and 1997, applied for the time period until maturity. The estimated fair value of other financial instruments and off-balance sheet loan commitments approximates cost and is not considered significant for this presentation. While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at December 31, 1998 or 1997, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 1998 and 1997 should not necessarily be considered to apply at subsequent dates.


NOTE 14 - Parent Company Only Condensed
    Financial Information

Condensed financial information of Northeast Indiana Bancorp, Inc. is as follows:

                            CONDENSED BALANCE SHEETS
                           December 31, 1998 and 1997

                                                           1998            1997
                                                       -----------     -----------
ASSETS
Cash and cash equivalents                              $ 1,875,884     $   225,944
Securities available for sale                              200,000            --
Loan receivable from Employee Stock Ownership Plan       1,163,800       1,309,275
Loan receivable from subsidiary bank                          --         2,000,000
Investment in subsidiary bank                           21,649,524      23,757,476
Other assets                                               119,229           8,899
                                                       -----------     -----------

    Total assets                                       $25,008,437     $27,301,594
                                                       ===========     ===========

LIABILITIES
Accrued expenses                                       $     3,801     $     8,960

SHAREHOLDERS' EQUITY                                    25,004,636      27,292,634
                                                       -----------     -----------

    Total liabilities and shareholders' equity         $25,008,437     $27,301,594
                                                       ===========     ===========

NOTE 14 - Parent Company Only Condensed
    Financial Information (Continued)

CONDENSED STATEMENTS OF INCOME
For the years ended December 31, 1998, 1997 and 1996

                                                    1998             1997            1996
                                                -----------      -----------     -----------
Interest income                                 $   118,569      $   263,767     $   497,921
Dividend from subsidiary                          5,000,000             --              --
                                                -----------      -----------     -----------

  Total income                                    5,118,569          263,767         497,921

Operating expenses                                  189,742          166,532         176,014
                                                -----------      -----------     -----------

Income before income taxes and equity in
  undistributed earnings of subsidiary bank       4,928,827           97,235         321,907

Income tax expense/(benefit)                        (54,297)          11,774         100,391
                                                -----------      -----------     -----------


Income before equity in undistributed
  earnings of subsidiary bank                     4,983,124           85,461         221,516

Equity in undistributed earnings of
  subsidiary bank                                (2,593,770)       2,107,518       1,346,029
                                                -----------      -----------     -----------


Net income                                      $ 2,389,354      $ 2,192,979     $ 1,567,545
                                                ===========      ===========     ===========

CONDENSED  STATEMENTS OF CASHFLOWS For the years ended  December 31, 1998,  1997 and 1996
                                                         1998             1997              1996
                                                     -----------      -----------      -----------
Cash flows from operating activities
 Net income                                          $ 2,389,354      $ 2,192,979      $ 1,567,545
 Adjustments to reconcile net income to cash
     provided by operations
 Equity in undistributed earnings of
     subsidiary bank                                   2,593,770       (2,107,518)      (1,346,029)
 Change in
   Other assets                                          (59,569)          57,050           73,466
   Accrued expenses                                       (5,159)        (288,197)         229,806
                                                     -----------      -----------      -----------
     Net cash from operating activities                4,918,396         (145,686)         524,788

Cash flows from investing activities
   Repayments on loan receivable from
     subsidiary bank                                   2,000,000        1,750,000        4,850,000
   Repayments on loan receivable from ESOP               145,475          145,475          145,475
   Purchase of securities available for sale            (200,000)            --               --
                                                     -----------      -----------      -----------
     Net cash from investing activities                1,945,475        1,895,475        4,995,475

Cash flows from financing activities
   Dividends paid                                       (576,273)        (575,558)        (622,519)
   Purchase of stock                                  (4,907,522)      (1,328,211)      (4,826,022)
   Proceeds from sales of stock                          269,864            8,800             --
                                                     -----------      -----------      -----------
     Net cash from financing activities               (5,213,931)      (1,894,969)      (5,448,541)
                                                     -----------      -----------      -----------

Net change in cash and cash equivalents                1,649,940         (145,180)          71,722

Cash and cash equivalents at beginning of period         225,944          371,124          299,402
                                                     -----------      -----------      -----------

Cash and cash equivalents at end of period           $ 1,875,884      $   225,944      $   371,124
                                                     ===========      ===========      ===========

35

NOTE 15 - Earnings Per Share

A reconciliation of the numerators and denominators of the earnings per common share and earnings per common share assuming dilution computations for the years ended December 31, 1998, 1997 and 1996 is presented below.

                                                     1998           1997           1996
                                                  ----------     ----------     ----------
Earnings Per Share

 Net income available to common
   shareholders                                   $2,389,354     $2,192,979     $1,567,545
                                                  ==========     ==========     ==========

 Weighted average common shares
   outstanding before adjustment                   1,790,450      1,942,723      2,225,544

 Less: unallocated ESOP shares                       144,019        160,021        176,024

 Less: non-vested RRP shares                          48,788         67,368         83,530
                                                  ----------     ----------     ----------

 Weighted average common shares
   outstanding for basic earnings per share        1,597,643      1,715,334      1,965,990
                                                  ----------     ----------     ----------

 Earnings Per Share                               $     1.50     $     1.28     $      .80
                                                  ==========     ==========     ==========

Earnings Per Share Assuming Dilution

 Net income available to common
   shareholders, per above                        $2,389,354     $2,192,979     $1,567,545
                                                  ==========     ==========     ==========

 Weighted average common shares
   outstanding                                     1,597,643      1,715,334      1,965,990

 Add: dilutive effects of assumed conversions
   and exercises of stock options                     92,008         47,034         12,066
                                                  ----------     ----------     ----------

 Weighted average common and dilutive
   potential common shares outstanding             1,689,651      1,762,368      1,978,056
                                                  ==========     ==========     ==========

Earnings Per Share Assuming Dilution              $     1.41     $     1.24     $      .79
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

                                                                                            Dividends
            Quarter Ended                       High                     Low                Declared
            -------------                       ----                     ---                --------
            March 31, 1997                     $14.32                  $12.27                 $.073
            June 30, 1997                      $14.55                  $11.36                 $.073
            September 30, 1997                 $18.41                  $13.41                 $.073
            December 31, 1997                  $20.12                  $16.59                 $.077

            March 31, 1998                     $20.68                  $19.09                 $.077
            June 30, 1998                      $21.02                  $18.97                 $.077
            September 30, 1998                 $20.91                  $15.00                 $.077
            December 31, 1998                  $18.00                  $14.89                 $.090

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions.

As of February 11, 1999, there were approximately 555 shareholders of record, not including those shares held in nominee or street name through various brokerage firms or banks.


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


      Corporate Office                          Special Counsel                         Independent Auditor
      Northeast Indiana Bancorp, Inc.           Silver, Freedman & Taff, L.L.P.         Crowe, Chizek and Company LLP
      648 North Jefferson Street                1100 New York Avenue, N.W.              330 E. Jefferson Blvd., P.O. Box 7
      Huntington, Indiana 46750                 Washington, D.C. 20005                  South Bend, Indiana 46624
      (219) 356-3311

37