Form 10KSB, Exhibit 13
period 1999-12-31
NORTHEAST INDIANA BANCORP INC
filed 2000-03-30
CIK 942898

NOW MORE THAN EVER...FIRST IN HOMETOWN BANKING








                [GRAPHIC-LOGO OF NORTHEAST INDIANA Bancopr, Inc.










                                    1 9 9 9

                                 ANNUAL REPORT

                    PRESIDENT'S MESSAGE TO OUR SHAREHOLDERS


[Graphic - photo]
Stephen E. Zahn
Chairman of the Board, President
and Chief Executive Officer

In 1999 Northeast Indiana Bancorp, Inc. and its principal subsidiary First Federal Savings Bank completed its most successful year in our short four and one half-year history as a public company.

Net income for the year was $2,590,000, an increase of 8.4% over 1998 income and the fourth straight record year for the company. This resulted in a return on average assets (ROA) of 1.11% and a return on equity (ROE) of 10.15% with diluted earnings per share (E.P.S.) of $1.54, an increase of 20.3%. The assets of the company now stand at $254,747,000 as of December 31, 1999, a 19.9% increase over December 31, 1998 and a 96.1% increase (16.1% compounded annual rate) over June 1995, the month we converted to a public company.

During the past year the profile of your company continued to change. Dedicated to continuing to expand products and services to better serve our customers, a number of new initiatives were started and existing programs expanded. Our Debit Card Program is now in place and the first cards are being distributed to our customers. The Financial Services Division and Trust Services completed a very successful first year and continue to expand their customer base. New cash management programs implemented for our business clientele and our basic checking and savings programs have been enhanced to better serve our customers. Commercial and consumer lending continues to become a larger percentage of our loan portfolio and management continued to upgrade systems and staff training in these areas.

You, our stockholders, continued to be rewarded by your faith and confidence in Northeast Indiana Bancorp. In 1999 cash dividends were increased from $0.293 per share to $0.345 per share and for the second time in two years your Board of Directors approved an additional 10% stock dividend. The stock dividends effect for the shareholders who have been with us since the initial public offering provided a cash dividend yield of 4.84% over adjusted cost. We also understand the importance of doing those things within our control that enhance shareholder value. To that end we continue to pursue a stock buy back program. In 1999 we purchased 84,020 shares in the open market, and as long as market conditions warrant, we will continue this strategy of repurchasing our own stock.

As proud as we are of our tradition of achievement, we're not resting on our laurels. As we look forward and approach the challenges of the new century, we are confident we have built a solid foundation, through our employees and technology, to enhance our leadership not only in our community but in the ever-increasing competitive financial service market place. We are confident in our future success due to the dedication of our employees and the excellent guidance and judgement of our Board of Directors. All of us are grateful to you, our shareholders, who put your faith and confidence in us and we will continue to strive to justify your support.


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



Description of Business

Northeast Indiana Bancorp, Inc. (the "Company") was formed as a Delaware corporation in March, 1995 for the purpose of issuing common stock and owning all of the common stock of First Federal Savings Bank ("First Federal" or "Bank") as a unitary thrift holding company. The Bank conducts business from its three offices located in Huntington, Indiana. The principal business of First Federal consists of attracting deposits from the general public and making loans secured by residential real estate. Historically, First Federal has been among the top real estate lenders and is the largest financial institution by asset size in Huntington County. In order to serve additional financial needs of area residents, First Federal established a Trust Department during 1998, and now provides brokerage services via its new wholly owned subsidiary, Northeast Indiana Financial, Inc. First Federal has been serving the Huntington community since 1912.

Financial Highlights

[Graphic - 5 bar charts]

Total Assets 1

Net Income

Earnings Per Share 2

Dividends Paid  2

Per Share Market Value 2

Return on Assets

Return on Equity


1 End of period
2 All share information restated to reflect the November 1998 and November 1999
  10% Stock Dividends

Selected Consolidated Financial Information
                                                                                    December 31
                                                           1999         1998           1997         1996           1995
                                                         --------      --------      --------      --------      --------
                                                                              (dollars in thousands)
Selected Financial Condition Data:
Total assets .......................................     $254,747      $212,425      $199,369      $169,544      $137,569
Loans receivable, net ..............................      208,395       185,906       174,539       146,855       122,641
Securities .........................................       33,649        14,187        15,385        12,388         6,882
Deposits ...........................................      143,212       123,336       107,550        85,346        68,203
Total borrowings ...................................       84,754        63,080        63,522        56,000        37,500
Shareholders' equity ...............................       25,655        25,005        27,293        26,529        31,033

Selected Operations Data:
Total interest income ..............................     $ 17,722      $ 16,139      $ 14,316      $ 11,767      $  9,644
Total interest expense .............................        9,846         9,061         7,950         6,197         5,307
                                                         --------      --------      --------      --------      --------
  Net interest income ..............................        7,876         7,078         6,366         5,570         4,337
Provision for loan losses ..........................          449           360           265           235           251
                                                         --------      --------      --------      --------      --------
Net interest income after provision for loan
  losses ...........................................        7,427         6,718         6,101         5,335         4,086
Total noninterest income ...........................          832           731           565           402           347
Total noninterest expense ..........................        4,194         3,691         3,062         3,208         2,364
                                                         --------      --------      --------      --------      --------
Income before income taxes .........................        4,065         3,758         3,604         2,529         2,069
Income tax expense .................................        1,475         1,369         1,411           962           750
                                                         --------      --------      --------      --------      --------
Net income .........................................     $  2,590      $  2,389      $  2,193      $  1,567      $  1,319
                                                         ========      ========      ========      ========      ========

Basic earnings per common share (2)(3) .............     $   1.59      $   1.36      $   1.16      $   0.73      $   0.32
Diluted earnings per common share (2)(3) ...........     $   1.54      $   1.28      $   1.13      $   0.72      $   0.32

Selected Financial Ratios and Other Data:
Performance Ratios:
    Return on assets
       (ratio of net income to average total assets)         1.11%         1.17%         1.21%         1.03%         1.04%
    Return on equity
       (ratio of net income to average total equity)        10.15          9.15          8.12          5.43          6.55
    Interest rate spread information:
    Average during period ..........................         3.03          2.95          2.91          2.90          2.80
    End of period ..................................         3.02          3.11          2.95          2.70          2.77
    Net interest margin (1) ........................         3.50          3.57          3.63          3.81          3.57
    Ratio of operating expense to average total
       assets ......................................         1.80          1.81          1.69          2.12          1.87
    Ratio of average interest-earning assets to
       average interest-bearing liabilities ........       110.74        113.66        115.97        121.48        117.70

Quality Ratios:
    Non-performing loans to total assets at end
       of period ...................................          .70           .56           .58           .42           .21
    Allowance for loan losses to non-performing
       loans .......................................        82.00        122.53        102.50        144.00        310.21
    Allowance for loan losses to total loans .......          .82           .76           .66           .67           .70

Capital Ratios:
    Shareholders' equity to total assets at end of
       period ......................................        10.07         11.77         13.69         15.65         22.56
    Average shareholders' equity to average total
       assets ......................................        10.94         12.80         14.89         19.03         15.92

Other Data:
    Dividends declared per share (2) (3) ...........     $  0.345      $  0.293      $  0.268      $  0.252      $  0.062
    Dividend payout ratio ..........................        21.70%        21.54%        23.10%        34.52%        19.38%
    Number of full-service offices .................            3             3             3             3             3

(1)  Net interest income divided by average interest-earning assets.
(2)  1995 earnings per share amounts are subsequent to conversion.
(3) All share and per share amounts have been restated to reflect the 10% stock dividends paid on November 23, 1998 to shareholders of record November 6, 1998 and again on November 22, 1999 to shareholders of record November 6, 1999.

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

General

Northeast Indiana Bancorp, Inc. ("Northeast Indiana Bancorp") was formed as a Delaware corporation in March, 1995 for the purpose of issuing common stock and owning all of the common stock of First Federal Savings Bank ("First Federal") as a unitary thrift holding company. First Federal conducts business from its three offices located in Huntington, Indiana. Northeast Indiana Bancorp's primary business activity is its investment in First Federal, and therefore, the following discussion relates primarily to its operations.

During 1998, First Federal established a trust department which began operations in the fourth quarter. At the end of 1999, $14.7 million was held under asset management. In February 1999, Northeast Indiana Bancorp announced the establishment of Northeast Indiana Financial, Inc., a wholly-owned subsidiary of the Bank. Northeast Indiana Financial, Inc. will provide brokerage services through the purchase of mutual funds, annuities, stocks and bonds for its customers. Until these operations are well established, management expects a slight negative impact to net income.

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

Prevailing economic conditions as well as federal regulations concerning monetary and fiscal policies and financial institutions significantly affect First Federal. 1999 ended with inflation continuing to stay low but with some signs of rising. The Federal Reserve in anticipation, raised short term rates three times for a total of 75 basis points to help the United States economy maintain low inflation. The economy has stayed relatively stable during 1999. Although we have had fluctuations throughout 1999, in general the economy was favorable to First Federal's lending growth for most of the year. There can be no assurance in periods of rising interest rates, that First Federal will be able to continue to market its lending products successfully or that such interest rate movements will not adversely affect net income.

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

Forward-Looking  Statements

When used in this filing and in future filings by Northeast Indiana Bancorp with the Securities and Exchange Commission, in our press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including but not limited to, changes in economic conditions in our market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in our market area and competition, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

Northeast Indiana Bancorp wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advises readers that various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors, could affect our financial performance and could cause our actual results for future periods to differ materially from those anticipated or projected.

Northeast Indiana Bancorp does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

================================================================================

Impact of the Year 2000


At this point, we have not experienced any significant Year 2000 issues as a result of the Year 2000 rollover and are not aware of any customers that have experienced Year 2000 issues. This success can be attributed to the two years of planning and preparation efforts. Part of the preparation included evaluating, upgrading and/or replacing hardware and software that was not Year 2000 compliant.


Also, to prepare for the Year 2000, we contacted all vendors and commercial business customers to assess their Year 2000 efforts. While the rollover went smoothly, Year 2000 monitoring will continue throughout the remainder of the year to assure that all Year 2000 issues have been addressed.

Financial Condition

Northeast Indiana Bancorp's total assets increased from $212.4 million at December 31, 1998 to $254.7 million at December 31, 1999, an increase of $42.3 million, or 19.9%. The increase was due primarily to the increases in net loans receivable of $22.5 million or 12.1% and an increase of $19.5 million in the securities available for sale. This growth was funded by a $19.9 million increase in deposits and by a $21.7 million increase in borrowed funds.

The increase in the loan portfolio was partially attributable to mortgage loans, which increased $15.4 million. Mortgage loans secured by one-to-four family residences increased $5.4 million to $119.3 million at December 31, 1999 and represent 55.5% of First Federal's loan portfolio. The increase in one to four-family mortgage loans was comprised of an $8.0 million increase in fixed rate loans offset by a $2.6 million decrease in adjustable rate loans. Mortgage loans secured by multi-family and commercial real estate increased $8.8 million to $28.2 million at December 31, 1999 and construction loans secured by residential and non-residential real estate increased $1.2 to $12.6 million.

First Federal also offers a variety of consumer loans including automobile, credit card, commercial, home equity and second mortgage loans. Total consumer and commercial business loans increased $8.5 million to $54.8 million at December 31, 1999. Automobile loans comprise $15.4 million of total consumer loans while home equity and second mortgage loans represent another $7.2 million at December 31, 1999.

Future loan growth and profitability related thereto, are dependent on the economy. First Federal currently anticipates slower growth in mortgages compared to the last few years. First Federal will continue to expand its commercial and consumer lending and anticipates non-mortgage lending to increase as a percentage of total loans. While non-mortgage lending exposes First Federal to additional credit risks, management is endeavoring to improve its underwriting and monitoring capabilities in these areas. Total deposits increased $19.9 million to $143.2 million at December 31, 1999. The 16.1% growth in 1999 was due to aggressive advertising, pricing of selected products for a limited time slightly above local market competitors, and accepting jumbo deposits competitively priced from time to time during the year. Jumbo deposit growth contributed $16.2 million of the total deposit increase and came from both inside and outside of our market area.

Total borrowed funds increased $21.7 million, from $63.1 million to $84.8 million at December 31, 1999. Borrowed funds include advances from the FHLB with variable interest rates and stated maturities ranging through 2009. Management plans to continue to utilize FHLB advances in conjunction with efforts to increase our deposit base to provide the necessary funding for loan demand. First Federal's borrowing limit at the FHLB as of December 31, 1999, was $86.1 million. Borrowings also include two demand notes totaling $140,000 for investments in two low income housing limited liability partnerships as well as various repurchase agreements that started being offered in 1998. The securities sold under repurchase agreements balance at December 31, 1999 was $4.1 million.

Results of Operations

                           Comparison of Years Ended
                           December 31, 1999 and 1998

General. Net income for the year ended December 31, 1999 provided another record year of $2.6 million in earnings, an increase of $200,000 over net income of $2.4 million for 1998. This improvement was primarily a result of an increase in net interest income after provision for loan losses of $709,000, and non-interest income improvements of $101,000. These increases were partially offset by increases in non-interest operating expenses of $503,000 and higher income tax expense of $107,000. Further details regarding the changes in the income and expenses are discussed below.

Interest Income. Interest income increased $1.6 million or 9.8% to $17.7 million for the year ended December 31, 1999. The increase in interest income was primarily the result of mortgage loan interest income increasing $454,000 to $11.4 million and an increase of $503,000 to $4.5 million in consumer and other loan interest income. The average yield for the year on the loan portfolio decreased to 8.08% in 1999 compared to 8.29% in 1998. The increase in loan interest income was due to higher average balances of loans outstanding in 1999 compared to 1998.

Interest Expense. Interest expense for 1999 rose $785,000 or 8.7% over 1998 interest expense. The majority of the increase was due to higher balances in FHLB advances which averaged $19.6 million more in 1999 compared to 1998. The average rate for time deposits decreased 34 basis points from 1998 to 1999. Average money market account balances increased in 1999 by $870,000 or 4.2%. The average rate for money market accounts decreased by 58 basis points to 4.31% for 1999. Interest expense for borrowed funds increased by $1.1 million primarily due to higher average FHLB advance balances and higher securities sold with repurchase agreements balances during 1999.

Net Interest Income. Net interest income increased $798,000 or 11.3% from $7.1 million to $7.9 million for the year ended December 31, 1999. The average spread increased by 8 basis points to 3.03%. Average interest-earning assets yield decreased to 7.88% due to lower yielding products offered during the first half of 1999 but was offset by a larger decrease in the rates paid for interest-bearing liabilities.

Provision for Loan Losses. The provision for loan losses for 1999 was $449,000 compared to $360,000 in 1998, an increase of $89,000. The provision for loan losses less net charge-offs for the year resulted in a $313,000 increase in the allowance for loan losses. The allowance for loan losses of $1.8 million at December 31, 1999 was a 21.5% increase compared to December 31, 1998. Management will continue to maintain the allowance for loan losses at a level deemed adequate by management based on its quarterly analysis. This analysis includes looking at our mix of loans by major product lines. We continue to increase our allowance for loan losses because of our growth in commercial and consumer lending as well as overall loan growth.

Noninterest Income. Noninterest income increased from $731,000 in 1998 to $832,000 in 1999. The majority of this change was due to our increases in deposit growth, service charges and fees on deposit accounts to $344,000 in 1999 compared to $287,000 for 1998, which was a $57,000 increase.

Noninterest Expense. Noninterest expense increased from $3.7 million to $4.2 million or $503,000. Salaries and employee benefits increased $284,000 in 1999 over 1998, the result of higher personnel costs, additional staff and salary increases. During 1999 data processing increased $94,000. Primarily the data processing costs increased due to higher volume and additional processing costs incurred as we grow and expand our product lines. Correspondent bank charges and other expenses increased mainly due to increased volume in deposits and loans.

Income Tax Expense. Income tax expense increased from $1.4 million to $1.5 million. This increase was due to higher taxable income for 1999 partially reduced by the tax benefits from the investment in low income housing limited liability partnerships.

                           Comparison of Years Ended
                           December 31, 1998 and 1997

General. Net income for the year ended December 31, 1998 provided another record year of $2.4 million in earnings, an increase of $196,000 over net income of $2.2 million for 1997. This improvement was primarily a result of increased net interest income after provision for loan losses of $618,000, non-interest income improvements of $165,000 and lower income tax expense of $42,000. These increases were partially offset by increases in non-interest operating expenses of $629,000. Further details regarding the changes in the income and expenses are discussed below.

Interest Income. Interest income increased $1.8 million or 12.7% to $16.1 million for the year ended December 31, 1998. The increase in interest income was primarily the result of mortgage loan interest income increasing $777,000 to $10.9 million and an increase of $903,000 to $3.9 million in consumer and other loan interest income. The average yield for the year on the loan portfolio increased by just one basis point to 8.29% in 1998 compared to 8.28% in 1997. The increase in loan interest income was largely due to higher average balances of loans outstanding in 1998 compared to 1997.

Interest Expense. Interest expense for 1998 rose $1.1 million or 14.0% over 1997 interest expense. The majority of the increase was due to higher balances in time deposits which averaged $19.4 million more in 1998 compared to 1997. The average rate for time deposits decreased 2 basis points from 1997 to 1998.
Average money market account balances increased in 1998 by $6.5 million or 45.7%. The average rate for money market accounts decreased by 16 basis points to 4.89% for 1998. Interest expense for borrowed funds decreased by $260,000 primarily due to lower average FHLB advance balances during 1998.

Net Interest Income. Net interest income increased $712,000 or 11.2% from $6.4 million to $7.1 million for the year ended December 31, 1998. The average spread increased by 4 basis points to 2.95%. Average loan yields increased slightly to 8.29% due to a higher percentage of new commercial, consumer and other installment loans being added in 1998 offsetting the general drop in rates during 1998 by product type.

Provision for Loan Losses. The provision for loan losses for 1998 was $360,000 compared to $265,000 in 1997, an increase of $95,000. The provision for loan losses less net charge-offs for the year resulted in a $260,000 increase in the allowance for loan losses. The allowance for loan losses of $1.5 million at December 31, 1998 was a 21.8% increase compared to December 31, 1997.

Noninterest Income. Noninterest income increased from $566,000 in 1997 to $731,000 in 1998. The majority of this increase is due to the increase in other services charges and fees to $443,000 compared to $320,000 in 1997, a $123,000 increase. Due to our deposit growth, service charges and fees on deposit accounts also increased to $287,000 in 1998 compared to $245,000 for 1997, which was a $42,000 increase.

Noninterest Expense. Noninterest expense increased from $3.1 million to $3.7 million or $629,000. Salaries and employee benefits increased $311,000 in 1998 over 1997, the result of higher ESOP costs, additional staff and salary increases. During 1998 data processing increased $125,000. These costs are primarily associated with the installation of a wide area network, communication upgrades, imaging equipment and new software which will enable increased efficiencies of operations. Correspondent bank charges and other expenses increased mainly due to increased volume in deposits and loans.

Income Tax Expense. Income tax expense decreased $42,000 to $1.4 million. This reduction was mainly the result of the tax benefits in 1998 from the investment in the low income housing limited liability partnership.

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

Management has established maximum limits for changes in net portfolio value resulting from changes in interest rates based on consideration of First Federal's portfolio mix of interest-earning assets and interest-bearing liabilities along with management's objectives for managing these portfolios in varying interest rate environments. Management monitors various indicators of interest rate risk, including NPV, and expectations regarding interest rate movements along with consideration of First Federal's overall capital levels to determine acceptable levels of interest rate risk. First Federal's interest-earning assets are composed primarily of loans, especially mortgage loans. Management has offered adjustable rate loan products to assist in the management of interest rate risk. At December 31, 1999, adjustable rate loans comprised 45.73% of the total loan portfolio. The interest rate exposure as outlined in the NPV table reflects our exposure to a rising interest rate environment due to the concentration of longer term mortgage loans funded by relatively shorter-term deposits and FHLB advances. In addition, the interest rate risk is also impacted by adjustable rate loans which are tied to indices which lag behind market rates. Management is aware of First Federal's interest rate risk exposure in a rising interest rate environment. To address this interest rate risk, which we would categorize as moderately high in comparison to our peers, management will continue to market adjustable rate mortgage loans when possible and review longer term funding sources. Management also considers the current capital position of First Federal and the composition of the loan portfolio and monitors these factors in conjunction with its strategic plan of offering various mortgage loan products to customers in our market area. Nonetheless, our interest rate exposure, particularly in a rising interest rate environment, will grow, especially to the extent that loan demand produces increases in balance sheet growth. While management monitors and, from time to time, takes actions to adjust our interest rate risk, we believe a rising interest rate environment will have an adverse impact on our profitability.

Presented below, as of December 31, 1999, is an analysis of First Federal's estimated interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in interest rates, up and down 300 basis points in 100 point increments. Assumptions used in calculating the amounts in this table are those assumptions utilized by the OTS in assessing the interest rate risk of the thrifts it regulates. NPV is calculated by the OTS for the purposes of interest rate risk assessment and should not be considered as an indicator of value of First Federal.

                                        At December 31, 1999

                                                                        Net Portfolio Value as % of
                                Net Portfolio Value                       Present Value of Assets
         Change In Rates      $ Amount       $ Change       % Change       NPV Ratio      Change
         ---------------      --------       --------       --------       ---------      ------
                                              (Dollars in Thousands)
               +300 bp       $ 12,802        $ (11,581)       (47)          5.35%          (425)
               +200            16,779          (7,604)        (31)          6.87           (273)
               +100            20,721          (3,661)        (15)          8.31           (129)
                  0            24,383               -           -           9.60              -
               -100            28,072           3,689          15          10.84            125
               -200            30,804           6,421          26          11.72            212
               -300            33,242           8,859          36          12.47            288

In the event of a 300 basis point change in interest rate based upon estimates as of December 31, 1999, First Federal would experience a 36% increase in NPV in a declining rate environment and a 47% decrease in NPV in a rising rate environment. During periods of rising rates, the value of monetary assets and liabilities decline. Conversely, during periods of falling rates, the value of monetary assets and liabilities increase. However, the amount of change in value of specific assets and liabilities due to changes in rates is not the same in a rising rate environment as in a falling rate environment (i.e., the amount of value increase under a specific rate decline may not equal the amount of value decrease under an identical upward rate movement). Based upon the NPV methodology, the increased level of interest rate risk experienced by First Federal in recent periods was due to the increased use of relatively short-term deposits and FHLB advances to fund its investment in loans with substantially longer maturities and our use of an interest rate index which lags behind market rate indices to adjust the interest rate on its ARM loans originated prior to June 1999. Effective May 1, 1999 ARM loan applications are tied to the weekly one year CMT which is a current index. To the extent that we continue to use liabilities with shorter terms to maturity than the assets in which it invests, we will continue to experience increased levels of interest rate risk in a rising interest rate environment.

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

                                                                      Year Ended December 31,
                                                         1999                                   1998
                                        ------------------------------------   ---------------------------------
                                           Average     Interest                Average        Interest
                                        Outstanding    Earned/      Yield/   Oustanding       Earned/     Yield/
                                           Balance      Paid         Rate       Balance        Paid        Rate
                                           -------      ----         ----       -------        ----        ----
                                                                           (Dollars in Thousands)
Interest-Earning Assets:
  Loans receivable(1) ................     $195,504     $ 15,806     8.08 %     $179,114     $ 14,848     8.29%
  Securities .........................       21,948        1,395     6.36         11,692          785     6.71
  FHLB stock .........................        4,026          322     8.00          3,250          260     8.00
  Other interest-earning
     assets ..........................        3,297          199     6.04          4,006          246     6.14
                                           --------     --------                --------     --------
      Total interest
        earning  assets(1) ...........      224,775       17,722     7.88        198,062       16,139     8.15
                                           --------     --------                --------     --------

Non-interest earning assets ..........        8,315                                6,086
                                           --------                             --------
      Total assets ...................     $233,090                             $204,148
                                           ========                             ========
Interest-Bearing Liabilities:
  Savings ............................     $  9,970          199     2.00       $  9,577          235     2.45
  Money market .......................       21,602          930     4.31         20,732        1,014     4.89
  Demand and NOW .....................       11,185          170     1.52          9,947          148     1.49
  Time deposit accounts ..............       79,487        4,271     5.37         79,156        4,516     5.71
  Borrowings .........................       80,734        4,276     5.30         54,841        3,148     5.74
                                           --------     --------                --------     --------
      Total interest
        bearing liabilities ..........      202,978        9,846     4.85        174,253        9,061     5.20
                                           --------     --------                --------     --------
Non-interest bearing
 liabilities .........................        4,607                               3,774
                                           --------                            --------
      Total liabilities ..............      207,585                             178,027
      Total equity ...................       25,505                              26,121
                                           --------                            --------
      Total liabilities and
        equity .......................     $233,090                            $204,148
                                           ========                            ========

Net interest income ..................                  $  7,876                              $ 7,078
                                                        ========                              =======
Net interest rate spread .............                               3.03%                                2.95%
                                                                     ====                                 ====
Net interest earning assets ..........     $ 21,797                            $ 23,809
                                           ========                            ========
Net yield on average
  interest-earning assets ............                               3.50%                                3.57%
                                                                     ====                                 ====
Average interest-earning assets to
  average interest-bearing liabilities                               1.11x                                1.14x
                                                                     ====                                 ====

                                                        1997
                                        -----------------------------------
                                           Average     Interest
                                        Outstanding    Earned/      Yield/
                                           Balance      Paid         Rate
                                           -------      ----         ----
                                              (Dollars in Thousands)
Interest-Earning Assets:
  Loans receivable(1) ................     $159,095     $ 13,167      8.28%
  Securities .........................       10,659          709      6.66
  FHLB stock .........................        3,054          244      7.99
  Other interest-earning
     assets ..........................        2,670          195      7.29
                                           --------     --------
      Total interest
        earning  assets(1) ...........      175,478       14,315      8.16
                                           --------     --------
Non-interest earning assets ..........        6,001
                                           --------
      Total assets ...................     $181,479
                                           ========
Interest-Bearing Liabilities:
  Savings ............................     $  9,655          265      2.75
  Money market .......................       14,232          719      5.05
  Demand and NOW .....................        8,960          148      1.65
  Time deposit accounts ..............       59,608        3,416      5.73
  Borrowings .........................       58,859        3,402      5.78
                                           --------     --------
      Total interest
        bearing liabilities ..........      151,314        7,950      5.25
                                           --------     --------
Non-interest bearing
 liabilities .........................        3,142
                                           --------
      Total liabilities ..............      154,456
      Total equity ...................       27,023
                                           --------
      Total liabilities and
        equity .......................     $181,479
                                           ========
Net interest income ..................                  $  6,365
                                                        ========
Net interest rate spread .............                                2.91%
                                                                      ====
Net interest earning assets ..........     $ 24,164
                                           ========
Net yield on average
  interest-earning assets ............                               3.63%
                                                                     ====
Average interest-earning assets to
  average interest-bearing liabilities                               1.16x
                                                                     ====

(1) Calculated net of deferred loan fees, loan discounts, loans in process and allowance for loan losses.

Interest Rate Spread

The following table presents the weighted average yields on loans, investments and other interest-earning assets, and the weighted average rate on deposits and borrowings and the resulting interest rate spreads at the dates indicated.

                                                              At December 31,
-----------------------------------------------------------------------------------
                                                          1999      1998      1997
Weighted average yield on:

 Loans receivable ................................        8.14%     8.17%     8.38%

 Investment securities ...........................        6.72      6.88      6.90

 Other interest-earning assets ...................        4.96      4.68      5.65

   Combined weighted average yield on
    interest-earning assets ......................        7.91      8.00      8.26

Weighted average rate on:

Savings deposits .................................        2.00      2.00      2.75

Money market .....................................        4.28      4.29      5.10

NOW deposits .....................................        1.53      1.49      1.53

Time deposit accounts ............................        5.65      5.48      5.76

Borrowings .......................................        4.91      5.40      5.83

Repurchase agreements ...........................         5.38      4.53      0.00
  Combined weighted average rate on interest-
    bearing liabilities ..........................        4.89      4.89      5.31

Spread ...........................................        3.02      3.11      2.95

The loans receivable yield, which is the largest portion of interest income, dropped 3 basis points to 8.14%, a 0.4% drop at the end of period 1999 yield compared to 8.17% at the end of 1998. The overall weighted average yield dropped 9 basis points to 7.91% at the end of 1999 down from 8.00% at the end of 1998, a 1.1% decrease. Interest-bearing liabilities rate changes were mixed on the major liability products. Time deposits increased to 5.65% at the end of 1999 compared to 5.48% at the end of 1998, a 17 basis point increase. Money market accounts dropped 1 basis point to 4.28% at the end of 1999 compared to 4.29% at the end of 1998, a 0.2% drop. Borrowings rates dropped 49 basis points in 1999 to 4.91% compared to 5.40% at the end of 1998. The repurchase agreements reflect the end of period rates paid on our sweep accounts which were introduced in 1998 for commercial customers. The combined interest-bearing liabilities weighted average rates remained the same at 4.89% at the end of 1999 compared to the end of 1998. This reflection of no change in interest costs compared to the earning assets yields reduction of 9 basis points caused the spread to tighten to 3.02 at the end of 1999 compared to 3.11% at the end of 1998, a 9 basis point reduction over 1998.

Rate/Volume Analysis

The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and that due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to:

Changes in volume
      (i.e., changes in volume multiplied by old rate)
Changes in rate
      (i.e., changes in rate multiplied by old volume)

For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

                                                      Year Ended December 31,
                                         1999 vs. 1998                       1998 vs. 1997
                             -------------------------------    -------------------------------
                                           Increase                             Increase
                                  (Decrease)         Total           (Decrease)           Total
                                    Due to         Increase            Due to          Increase
                             Volume       Rate    (Decrease)    Volume        Rate    (Decrease)
                             ------       ----    ----------    ------        ----    ----------
                                                  (Dollars in Thousands)
Interest-earning assets:
    Loans receivable ...    $ 1,332     $  (374)    $   958     $ 1,659     $    22     $ 1,681
    Securities .........        654         (44)        610          69           7          76
    FHLB stock .........         62          --          62          16          --          16
    Other interest-
      earning assets ...        (43)         (4)        (47)         86         (35)         51
                            -------     -------     -------     -------     -------     -------
    Total interest-
      earning assets ...    $ 2,005     $  (422)    $ 1,583     $ 1,830     $    (6)    $ 1,824
                            =======     =======     =======     =======     =======     =======
Interest-bearing
  liabilities:
    Savings ............    $     9     $   (45)    $   (36)    $    (2)    $   (28)    $   (30)
    Money market .......         41        (125)        (84)        319         (24)        295
    NOW ................         19           3          22          15         (15)          -
    Time deposit
      accounts .........         19        (264)       (245)      1,115         (15)      1,100
    Borrowings .........      1,388        (260)      1,128        (224)        (30)       (254)
                            -------     -------     -------     -------     -------     -------
        Total interest-
          bearing
          liabilities ..    $ 1,476     $  (691)    $   785     $ 1,223     $  (112)    $ 1,111
                            =======     =======     =======     =======     =======     =======
Net interest income                                 $   798                             $   713
                                                    =======                             =======

Liquidity and Capital Resources

Liquidity and Capital Resources First Federal's primary sources of funds are deposits, borrowings from the FHLB and principal and interest payments on loans. While scheduled repayments of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. Though its liquidity is somewhat lower than its peers, First Federal has managed this fluctuation in its source of funds through borrowings from the FHLB.

A standard measure of liquidity for thrift institutions is the ratio of cash and eligible investments to a certain percentage of net withdrawable savings and borrowings due within one year. As of December 31, 1999, First Federal's average liquidity ratio was 7.05%, of which 63.00% was comprised of short-term investments.

During the year ended December 31, 1999, there was a net decrease in cash and cash equivalents of $396,000. The major source of funds during the year included an increase in deposits of $19.9 million and $21.7 million in borrowed funds, which were used to fund a net increase of $22.5 million in loans, $19.5 million in securities and $1.2 million to purchase treasury stock.

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

Under currently effective capital regulations, savings associations must meet a 4.0% core capital requirement and a total capital to risk weighted assets ratio of 8.0%. At December 31, 1999, First Federal's core capital ratio was 9.4% and its total capital to risk weighted assets ratio was 15.5%. Therefore, First Federal's capital significantly exceeds all capital requirements currently in effect.

During 1999 Northeast Indiana Bancorp completed its fifth stock repurchase program which began in July 1998. Northeast Indiana Bancorp also received approval from the OTS to begin its sixth stock repurchase program. As the stock is repurchased, it becomes treasury stock and can be used for general corporate purposes. The sixth repurchase program was approved in July 1999 for 10% of the outstanding shares or 180,165 shares. Northeast Indiana Bancorp had repurchased 43,100 of these shares at the end of December 1999. At December 31, 1999 we had 887,152 shares of treasury stock and 1,753,520 shares outstanding.

Impact of Inflation and Changing Prices

The Financial Statements have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation can be found in the increased cost of Northeast Indiana Bancorp's operations. Nearly all of our assets and liabilities are financial, unlike most industrial companies. As a result, Northeast Indiana

Bancorp's performance is directly impacted by changes in interest rates, which are indirectly influenced by inflationary expectations. Our ability to match the financial assets to the financial liabilities in its asset/liability management will tend to minimize the change of interest rates on our performance. Changes in investment rates do not necessarily move to the same extent as changes in the price of goods and services.

                                [Graphic - logo]
                           [letterhead CROWE CHIZEK]

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Northeast Indiana Bancorp, Inc.
Huntington, Indiana

We have audited the accompanying consolidated balance sheets of Northeast Indiana Bancorp, Inc. and Subsidiary as of December 31, 1999 and 1998 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1999, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northeast Indiana Bancorp, Inc. and Subsidiary as of December 31, 1999 and 1998 and the results of their operations and their cash flows for the years ended December 31, 1999, 1998 and 1997 in conformity with generally accepted accounting principles.


                                                /s/Crowe, Chizek and Company LLP
                                                --------------------------------
                                                   Crowe, Chizek and Company LLP

South Bend, Indiana
February 4, 2000

                                   NORTHEAST INDIANA BANCORP, INC.
                                     CONSOLIDATED BALANCE SHEETS
                                     December 31, 1999 and 1998


                                                                          1999                1998
                                                                     -------------      -------------
ASSETS
Interest earning cash and cash equivalents                           $   2,938,701      $   4,079,792
Noninterest earning cash and cash equivalents                            2,960,502          2,215,845
                                                                     -------------      -------------
    Total cash and cash equivalents                                      5,899,203          6,295,637
Interest-earning deposits in financial institutions                        100,000            100,000
Securities available for sale                                           33,192,217         13,658,691
Securities held to maturity (fair value: 1999 - $456,511;
  1998 - $528,424)                                                         456,511            528,424
Loans receivable, net of allowance for loan losses of
  $1,766,700 in 1999 and $1,454,000 in 1998                            208,394,576        185,906,309
Accrued interest receivable                                                839,967            487,393
Premises and equipment, net                                              2,292,342          2,265,347
Investments in limited liability partnerships                            1,332,128          1,400,000
Other assets                                                             2,239,874          1,782,791
                                                                     -------------      -------------

    Total assets                                                     $ 254,746,818      $ 212,424,592
                                                                     =============      =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Demand deposits                                                      $   4,407,411      $   3,058,581
Savings                                                                  9,709,295          9,811,696
NOW and MMDA                                                            30,544,441         31,354,647
Time deposits                                                           98,550,446         79,110,658
                                                                     -------------      -------------
    Total deposits                                                     143,211,593        123,335,582
Borrowed funds                                                          84,753,919         63,080,275
Accrued expenses and other liabilities                                   1,126,007          1,004,099
                                                                     -------------      -------------
    Total liabilities                                                  229,091,519        187,419,956

Shareholders' equity
    Preferred stock, no par value: 500,000 shares
      authorized, 0 shares issued                                                -                  -
    Common stock, $.01 par value: 4,000,000 shares
      authorized; 1999: 2,640,672 shares issued, 1,753,520
      shares outstanding; 1998: 2,400,466 shares issued,
      1,672,417 outstanding                                                 26,407             24,005
    Additional paid in capital                                          28,733,423         25,128,717
    Retained earnings, substantially restricted                         10,641,144         12,166,794
    Unearned employee stock ownership plan shares                       (1,018,325)        (1,163,800)
    Unearned recognition and retention plan shares                        (229,851)          (433,672)
    Accumulated other comprehensive income (loss),
      net of tax                                                          (543,742)            44,105
    Treasury stock, 887,152 and 728,049 common shares, at
      cost, at December 31, 1999 and 1998                              (11,953,757)       (10,761,513)
                                                                     -------------      -------------
        Total shareholders' equity                                      25,655,299         25,004,636
                                                                     -------------      -------------
          Total liabilities and shareholders' equity                 $ 254,746,818      $ 212,424,592
                                                                     =============      =============

The accompanying notes are an integral part of these consolidated financial statements

                               NORTHEAST INDIANA BANCORP, INC.
                              CONSOLIDATED STATEMENTS OF INCOME
                        Years ended December 31, 1999, 1998 and 1997

                                                     1999            1998            1997
                                                 -----------     -----------     -----------
Interest income
    Loans, including fees                        $15,805,546     $14,848,080     $13,167,279
    Taxable securities                             1,692,134       1,025,151         921,263
    Non-taxable securities                            25,031          19,706          32,587
    Deposits with banks                              198,964         246,175         194,647
                                                 -----------     -----------     -----------
      Total interest income                       17,721,675      16,139,112      14,315,776

Interest expense
    Deposits                                       5,569,243       5,912,572       4,547,834
    Borrowed funds                                 4,276,240       3,148,229       3,402,363
                                                 -----------     -----------     -----------
      Total interest expense                       9,845,483       9,060,801       7,950,197
                                                 -----------     -----------     -----------

Net interest income                                7,876,192       7,078,311       6,365,579

    Provision for loan losses                        448,647         359,988         265,300
                                                 -----------     -----------     -----------

Net interest income after provision for loan
  losses                                           7,427,545       6,718,323       6,100,279

Noninterest income
    Service charges on deposit accounts              343,928         287,480         245,304
    Other service charges and fees                   488,199         443,375         320,282
                                                 -----------     -----------     -----------
      Total noninterest income                       832,127         730,855         565,586

Noninterest expense
    Salaries and employee benefits                 2,126,443       1,841,998       1,530,579
    Occupancy                                        408,578         357,133         318,945
    Data processing                                  530,758         436,757         311,537
    Deposit insurance premium                         74,016          67,637          54,829
    Professional fees                                130,901         143,960         147,319
    Correspondent bank charges                       227,953         144,637         142,466
    Other expense                                    695,798         699,176         556,648
                                                 -----------     -----------     -----------
      Total noninterest expense                    4,194,447       3,691,298       3,062,323
                                                 -----------     -----------     -----------

Income before income taxes                         4,065,225       3,757,880       3,603,542

    Income tax expense                             1,475,288       1,368,526       1,410,563
                                                 -----------     -----------     -----------

Net income                                       $ 2,589,937     $ 2,389,354     $ 2,192,979
                                                 ===========     ===========     ===========

Basic earnings per common share                  $      1.59     $      1.36     $      1.16
                                                 ===========     ===========     ===========
Diluted earnings per common share                $      1.54     $      1.28     $      1.13
                                                 ===========     ===========     ===========

The accompanying notes are an integral part of these consolidated financial statements

                                                   NORTHEAST INDIANA BANCORP, INC
                                     CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                            Years ended December 31, 1999, 1998 and 1997


                                                                                                         Unearned
                                                                                                         Employee
                                                                       Additional                          Stock
                                                        Common          Paid in          Retained        Ownership
                                                         Stock          Capital          Earnings       Plan Shares
                                                     ------------    ------------     ------------     ------------
Balance, January 1, 1997                             $     21,821    $ 21,253,458     $ 12,338,919     $ (1,454,750)
Net income                                                    ---             ---        2,192,979              ---
Other comprehensive income:
  Net change in unrealized gains (losses)
    on securities available for sale                          ---             ---              ---              ---
  Total tax effect                                            ---             ---              ---              ---
    Total other comprehensive income                          ---             ---              ---              ---
Total comprehensive income                                    ---             ---              ---              ---
Cash dividends ($.27 per share)                               ---             ---         (575,558)             ---
Purchase of 78,936 shares of treasury stock -                 ---             ---              ---              ---
Sale and issuance of 600 shares of treasury stock
  including exercising of stock options                       ---           1,000              ---              ---
17,603 shares committed to be released
  under the ESOP                                              ---          95,868              ---          145,475
Purchase of 605 shares for RRP                                ---             ---              ---              ---
Amortization of RRP contributions                             ---             ---              ---              ---
                                                     ------------    ------------     ------------     ------------
Balance, December 31, 1997                                 21,821      21,350,326       13,956,340       (1,309,275)

Net income                                                    ---             ---        2,389,354              ---
Other comprehensive income:
  Net change in unrealized gains (losses)
    on securities available for sale                          ---             ---              ---              ---
    Total tax effect                                          ---             ---              ---              ---
    Total other comprehensive income                          ---             ---              ---              ---
Total comprehensive income
Cash dividends ($.29 per share)                               ---             ---         (576,273)             ---
Purchase of 257,591 shares of treasury stock                  ---             ---              ---              ---
Issuance of 23,220 shares of treasury stock
    upon exercise of stock options                            ---         (31,234)             ---              ---
Tax effect on stock plans                                     ---          50,762              ---              ---
17,603 shares committed to be released
  under the ESOP                                              ---         149,764              ---          145,475
Purchase of 1,210 treasury stock shares for RRP               ---           8,656              ---              ---
Amortization of RRP contributions                             ---             ---              ---              ---
Issuance of 218,341 common shares from
  declaration of 10% stock dividend                         2,184       3,600,443      (13,602,627)             ---
                                                     ------------    ------------     ------------     ------------
Balance, December 31, 1998                                 24,005      25,128,717       12,166,794       (1,163,800)

                                                                                                             Unearned
                                                                                                             Employee
                                                                       Additional                              Stock
                                                        Common           Paid in           Retained          Ownership
                                                         Stock           Capital           Earnings         Plan Shares
                                                      ------------     ------------      ------------      ------------
Net income                                                    ---             ---        2,589,937              ---
Other comprehensive loss:
  Net change in unrealized gains (losses)
       on securities available for sale                       ---             ---              ---              ---
  Total tax effect                                            ---             ---              ---              ---
    Total other comprehensive loss                            ---             ---              ---              ---
Total comprehensive income                                    ---             ---              ---              ---
Cash dividends ($.35 per share)                               ---             ---         (617,467)             ---
Purchase of 84,020 shares of treasury stock -                 ---             ---              ---              ---
Issuance of 2,453 shares of treasury stock
    upon exercise of stock options                            ---          (3,298)             ---              ---
Tax effect on stock plans                                     ---          16,733              ---              ---
17,603 shares committed to be released
  under the ESOP                                              ---          93,570              ---          145,475
Purchase of 550 treasury stock shares for RRP                 ---           1,983              ---              ---
Amortization of RRP contributions                             ---             ---              ---              ---
    net of 5,281 RRP shares forfeited
Issuance of 240,206 common shares from
  declaration of 10% stock dividend                         2,402       3,495,718       (3,498,120)             ---
                                                     ------------    ------------     ------------     ------------

Balance, December 31, 1999                           $     26,407    $ 28,733,423     $ 10,641,144     $ (1,018,325)
                                                     ============    ============     ============     ============

                                                                      Accumulated
                                                        Unearned          Other
                                                      Recognition     Comprehensive                        Total
                                                     and Retention    Income (Loss)      Treasury       Shareholders'
                                                      Plan Shares      Net of Tax          Stock           Equity
                                                     -------------    ------------     ------------     ------------
Balance, January 1, 1997                             $   (820,109)    $     15,799     $ (4,826,022)    $ 26,529,116
Net income                                                    ---              ---              ---        2,192,979
Other comprehensive income:
  Net change in unrealized gains (losses)
    on securities available for sale                          ---           42,836              ---              ---
  Total tax effect                                            ---          (16,963)             ---              ---
                                                                       -----------

    Total other comprehensive income                          ---           25,873              ---           25,873
Total comprehensive income                                    ---              ---              ---        2,218,852
Cash dividends ($.27 per share)                               ---              ---              ---         (575,558)
Purchase of 78,936 shares of treasury stock -                 ---                        (1,328,211)      (1,328,211)
Sale and issuance of 600 shares of treasury stock
  including exercising of stock options                       ---              ---            7,800            8,800
17,603 shares committed to be released
  under the ESOP                                              ---              ---              ---          241,343
Purchase of 605 shares for RRP                             (7,625)             ---              ---           (7,625)
Amortization of RRP contributions                         205,917              ---              ---          205,917
                                                     ------------      -----------     ------------     ------------
Balance, December 31, 1997                               (621,817)          41,672       (6,146,433)      27,292,634

Net income                                                    ---              ---              ---        2,389,354
Other comprehensive income:
  Net change in unrealized gains (losses)
    on securities available for sale                          ---            5,996              ---              ---
    Total tax effect                                          ---           (3,563)             ---              ---
                                                                                                        ------------


    Total other comprehensive income                          ---            2,433              ---            2,433
Total comprehensive income                                                                                 2,391,787
Cash dividends ($.29 per share)                               ---              ---              ---         (576,273)
Purchase of 257,591 shares of treasury stock                  ---              ---       (4,907,522)      (4,907,522)
Issuance of 23,220 shares of treasury stock
    upon exercise of stock options                            ---              ---          279,255          248,021
Tax effect on stock plans                                     ---              ---              ---           50,762
17,603 shares committed to be released
  under the ESOP                                              ---              ---              ---          295,239
Purchase of 1,210 treasury stock shares for RRP           (21,843)             ---           13,187              ---
Amortization of RRP contributions                         209,988              ---              ---          209,988
Issuance of 218,341 common shares from
  declaration of 10% stock dividend                           ---              ---              ---              ---
                                                     ------------      -----------     ------------     ------------
Balance, December 31, 1998                               (433,672)          44,105      (10,761,513)      25,004,636

                                                                         Accumulated
                                                          Unearned          Other
                                                         Recognition    Comprehensive                         Total
                                                       and Retention      Income (Loss)    Treasury       Shareholders'
                                                         Plan Shares      Net of Tax         Stock           Equity
                                                       ------------     -------------    ------------     ------------
Net income                                                    ---              ---              ---        2,589,937

Other comprehensive loss:
  Net change in unrealized gains (losses)
       on securities available for sale                       ---         (975,223)             ---              ---
  Total tax effect                                            ---          387,376              ---              ---
                                                                       -----------
    Total other comprehensive loss                            ---         (587,847)             ---         (587,847)


Total comprehensive income                                    ---              ---              ---        2,002,090
Cash dividends ($.35 per share)                               ---              ---              ---         (617,467)
Purchase of 84,020 shares of treasury stock -                 ---       (1,166,525)      (1,166,525)
Issuance of 2,453 shares of treasury stock
    upon exercise of stock options                            ---              ---           27,114           23,816
Tax effect on stock plans                                     ---              ---              ---           16,733
17,603 shares committed to be released
  under the ESOP                                              ---              ---              ---          239,045
Purchase of 550 treasury stock shares for RRP              (8,063)             ---            6,080              ---
Amortization of RRP contributions                         211,884              ---          (58,913)         152,971
    net of 5,281 RRP shares forfeited
Issuance of 240,206 common shares from
  declaration of 10% stock dividend                           ---              ---              ---              ---
                                                     ------------      -----------     ------------     ------------

Balance, December 31, 1999                           $   (229,851)    $   (543,742)    $(11,953,757)    $ 25,655,299)
                                                     ============      ===========     ============     ============

The accompanying notes are an integral part of these consolidated financial statements.

                                     NORTHEAST INDIANA BANCORP, INC.
                                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                               Years ended December 31, 1999, 1998 and 1997

                                                             1999             1998               1997
                                                        -------------     -------------     -------------
Cash flows from operating activities
   Net income                                           $   2,589,937     $   2,389,354     $   2,192,979
   Adjustments to reconcile net income
   to net cash from operating activities
   Depreciation and amortization                              239,731           161,240           144,898
   Provision for loan losses                                  448,647           359,988           265,300
   Net (gain) loss on sale of foreclosed real estate           13,925           (10,387)           (1,335)
   Net (gain) loss on sale of premises and equipment             (160)           (8,481)             (152)
   Reduction of obligation under ESOP                         239,045           295,239           241,343
   Amortization of RRP                                        152,971           209,988           205,917
Net change in:
   Other assets                                              (114,685)         (326,636)         (381,807)
   Accrued interest receivable                               (352,574)           24,557          (148,387)
   Accrued expenses and other liabilities                     121,908              (396)         (668,619)
                                                        -------------     -------------     -------------
   Total adjustments                                          748,808           705,112          (342,842)
                                                        -------------     -------------     -------------
   Net cash from operating activities                       3,338,745         3,094,466)        1,850,137

Cash flows from investing activities
   Purchases of securities available for sale             (25,002,756)       (5,334,188)       (4,803,829)
   Proceeds from maturities and principal payments
       of securities available for sale                     4,539,207         6,328,978         1,716,890
   Proceeds from maturities and principal payments
       of securities held to maturity                          71,913           228,422           135,190
   Purchases of loans                                      (2,400,000)       (3,045,695)       (3,261,911)
   Proceeds from sale of loans                                273,049         2,430,541           351,500
   Net change in loans                                    (20,932,437)      (11,390,311)      (25,136,614)
   Proceeds from sale of foreclosed real estate               170,261           177,750            98,843
   Expenditures on premises and equipment                    (244,245)         (481,452)         (110,826)
   Proceeds from sale of premises and equipment                   350             8,825             5,948
                                                        -------------     -------------     -------------
   Net cash from investing activities                     (43,524,658)      (11,077,130)      (31,004,809)
                                                        -------------     -------------     -------------

Cash flows from financing activities
   Net change in deposits                                  19,876,011        15,785,796        22,203,546
   Advances from FHLB                                     101,000,000        67,000,000        56,000,000
   Repayment of FHLB advances                             (82,598,967)      (67,898,967)      (48,998,968)
   Payments of demand notes                                  (641,250)         (393,750)              ---
   Net change in other borrowed funds                       3,913,861           201,310               ---
   Dividends paid                                            (617,467)         (576,273)         (575,558)
   Purchase of stock                                       (1,166,525)       (4,907,522)       (1,335,836)
   Sale of treasury stock                                      23,816           248,021             8,800
                                                        -------------     -------------     -------------
   Net cash from financing activities                      39,789,479         9,458,615        27,301,984
                                                        -------------     -------------     -------------

Net change in cash and cash equivalents                      (396,434)        1,475,951        (1,852,688)

Cash and cash equivalents at beginning of year              6,295,637         4,819,686         6,672,374
                                                        -------------     -------------     -------------

Cash and cash equivalents at end of year                $   5,899,203     $   6,295,637     $   4,819,686
                                                        =============     =============     =============

Cash paid for:
  Interest                                              $   9,754,294     $   9,093,839     $   7,909,627
  Income taxes                                              1,442,300         1,637,000         1,573,308

Non-cash transactions:
  Investment in obligation relative to limited
  partnership                                           $           -     $     650,000     $     525,000
  Transfer from loans to other real estate                    122,474           278,075            97,508

The accompanying notes are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations and Principles of Consolidation: The consolidated financial statements include the accounts of Northeast Indiana Bancorp, Inc. ("Northeast Indiana Bancorp") and its wholly-owned subsidiary, First Federal Savings Bank ("First Federal") and its wholly owned subsidiary Northeast Indiana Financial, Inc. ("Northeast Indiana Financial"). Northeast Indiana Bancorp, Inc. was organized for the purpose of owning all of the outstanding stock of First Federal Savings Bank. Intercompany transactions and balances have been eliminated in consolidation.

The primary source of income for Northeast Indiana Bancorp is the origination of commercial and residential real estate loans in northeastern Indiana. Loans secured by real estate mortgages comprise approximately 80% and 82% of the loan portfolio at December 31, 1999 and 1998, and are primarily secured by residential mortgages.

Use of Estimates: To prepare the consolidated financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The collectibility of loans and fair values of financial instruments are particularly subject to change.

Cash Flow Reporting: Cash and cash equivalents are defined as cash and due from banks and short-term interest earning deposits in financial institutions with original maturities under 90 days. Net cash flows are reported for customer loan and deposit transactions as well as securities sold under agreements to repurchase.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income or loss and shareholders' equity, net of tax. Trading securities are carried at fair value, with changes in unrealized holding gains and losses included in income. Other securities such as Federal Home Loan Bank stock are carried at cost.

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

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when it is probable that all principal and interest amounts will not be collected according to the original terms of the loan.

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

Stock Compensation: Employee compensation expense under stock option plans is reported if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are shown using the fair value method of SFAS No. 123 to measure expense for options granted after 1994, using an option pricing model to estimate fair value.

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

Stock  Dividends:   Common  share  amounts  related  to  the  ESOP  plan,  stock compensation plans and earnings and dividends per share are restated for stock dividends.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale, net of tax, which are also recognized as separate components of equity.

Industry Segment: Northeast Indiana Bancorp and its subsidiary are primarily organized to operate in the banking industry. Substantially all revenues and services are derived from banking products and services in northeastern Indiana. While Northeast Indiana Bancorp's chief decision makers monitor various products and services, operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of Northeast Indiana Bancorp's banking operations are considered by Management to be aggregated in one business segment.

New Accounting Pronouncements: Beginning January 1, 2001, a new accounting standard will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. This is not expected to have a material effect but the effect will depend on derivative holdings when this standard applies.

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

NOTE 2 - SECURITIES

Year end securities were as follows:

                                                    Gross             Gross
                                  Amortized      Unrealized       Unrealized          Fair
                                    Cost            Gains            Losses           Value
                                ------------        -------      ------------     ------------
Available for sale - 1999
    U.S. Government agencies    $ 25,874,381        $      -     $   (838,841)    $ 25,035,540
    Mutual funds                     814,409               -              ---          814,409
    Mortgage-backed                2,290,662               -          (44,594)       2,246,068
    States and political
      subdivisions                   200,000               -          (16,800)         183,200
    Equity securities              4,913,000               -              ---        4,913,000
                                ------------        -------      ------------     ------------

                                $ 34,092,452        $      -     $   (900,235)    $ 33,192,217
                                ============        =======      ============     ============

Available for sale - 1998
    U.S. Government agencies    $  4,057,809        $ 21,658     $        ---     $  4,079,467
    Mutual funds                     775,412               -              ---          775,412
    Mortgage-backed                5,300,481          60,362           (7,031)       5,353,812
    States and political
      subdivisions                   200,000               -              ---          200,000
    Equity securities              3,250,000               -              ---        3,250,000
                                ------------        -------      ------------     ------------

                                $ 13,583,702        $ 82,020     $     (7,031)    $ 13,658,691
                                ============        ========     ============     ============

Held to maturity - 1999
    States and political
      subdivisions              $    341,000       $     ---     $        ---     $    341,000
    Other debt securities            115,511             ---              ---          115,511
                                ------------        ---------    ------------     ------------

                                $    456,511       $     ---     $        ---     $    456,511
                                ============       ==========    ============     ============

Held to maturity - 1998
    States and political
      subdivisions              $    412,000       $     ---     $        ---     $    412,000
    Other debt securities            116,424             ---              ---          116,424
                                ------------        -------      ------------     ------------

                                $    528,424       $     ---     $        ---     $    528,424
                                ============       ======        =========        ============


Contractual maturities of debt securities at year end 1999 were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.


                                   Available for Sale           Held to Maturity
                                Amortized       Fair        Amortized        Fair
                                  Cost          Value          Cost          Value
                              -----------    -----------    -----------    -----------
Due in one year or less       $ 8,751,849    $ 8,434,810    $        --    $        --
Due from one to five years     17,122,532     16,600,730        341,511        341,511
Due from five to ten years        200,000        183,200        115,000        115,000
Mortgage backed securities      2,290,662      2,246,068             --             --
                              -----------    -----------    -----------    -----------

                              $28,365,043    $27,464,808    $   456,511    $   456,511
                              ===========    ===========    ===========    ===========

There were no sales of securities for the years ended December 31, 1999, 1998, or 1997.

NOTE 3 - Loans Receivable, Net

Year end loans were as follows:

                                                                  1999             1998
                                                             -------------     -------------
Mortgage
    Secured by one-to-four family residences                 $ 119,283,175     $ 113,919,222
    Secured by other properties                                 28,249,799        19,421,609
    Construction - residential                                   7,475,391         6,065,036
    Construction - nonresidential                                5,138,236         5,300,066
Automobile                                                      15,441,586        12,247,990
Credit card                                                      2,364,346         1,365,708
Commercial                                                      24,184,104        21,392,663
Home equity and second mortgage                                  7,171,773         5,948,157
Other consumer                                                   5,616,721         5,301,984
                                                             -------------     -------------

    Subtotal                                                   214,925,131       190,962,435

Less:
    Loans in process                                              (443,138)         (663,499)
    Undisbursed portion of construction loans                   (4,087,965)       (2,799,621)
    Net deferred loan origination fees                            (232,752)         (139,006)
    Allowance for loan losses                                   (1,766,700)       (1,454,000)
                                                             -------------     -------------

    Loans receivable, net                                    $ 208,394,576     $ 185,906,309
                                                             =============     =============

Activity in the allowance for loan losses was as follows:

                                       1999              1998            1997
                                    -----------     -----------     -----------
    Balance at beginning of year    $ 1,454,000     $ 1,194,000     $ 1,027,300
    Provision charged to income         448,647         359,988         265,300
    Charge-offs                        (185,896)       (145,989)       (136,601)
    Recoveries                           49,949          46,001          38,001
                                    -----------     -----------     -----------

    Balance at end of year          $ 1,766,700     $ 1,454,000     $ 1,194,000
                                    ===========     ===========     ===========


Impaired loans were as follows:

                                                               1999            1998
                                                            ----------     ---------
    Year-end loans with no allocated allowance
       for loan losses                                      $1,247,012     $      -
    Year-end loans with allocated allowance
       for loan losses                                       1,140,235            -
                                                            ----------     --------

    Total                                                   $2,387,247     $      -
                                                            ==========     ========

       Amount of the allowance for loan losses allocated    $  473,000     $      -

       Average of impaired loans during the year               869,454            -

       Interest income recognized during impairment            136,123            -

       Cash-basis interest income recognized                    47,087            -

NOTE 4 - Premises and Equipment, Net

Year end premises and equipment were as follows:

                                                        1999             1998
                                                    -----------     -----------
    Land                                            $   458,331     $   458,331
    Buildings and leasehold improvements              1,914,117       1,665,995
    Furniture, fixtures and equipment                 1,091,242       1,114,069
                                                    -----------     -----------
      Total costs                                     3,463,690       3,238,395
    Accumulated depreciation and amortization        (1,171,348)       (973,048)
                                                    -----------     -----------

                                                    $ 2,292,342     $ 2,265,347
                                                    ===========     ===========

NOTE 5 - Deposits

Time deposits of $100,000 or more were $52,999,000 and $36,827,000 at year end 1999 and 1998.

Scheduled maturities of time deposits for the next five years were as follows:

               2000          $   84,978,204
               2001              11,946,528
               2002               1,169,054
               2003                 316,140
               2004                 140,520
                             --------------

                             $   98,550,446
                             ==============

NOTE 6 - Borrowed Funds

Year end borrowed funds were as follows:

                                                        1999            1998
                                                     -----------     -----------
Federal Home Loan Bank advances                      $80,498,748     $62,097,715
Securities sold under repurchase agreements            4,115,171         201,310
Demand notes                                             140,000         781,250
                                                     -----------     -----------

                                                     $84,753,919     $63,080,275
                                                     ===========     ===========

The majority of the FHLB advances have variable interest rates ranging from 4.05% to 6.54%. Scheduled maturities at year end 1999 were as follows:

               2000                    $ 44,099,085
               2001                         399,663
               2002                               -
               2003                      17,000,000
               2004                       6,000,000
               Thereafter                13,000,000
                                       ------------

                                       $ 80,498,748
                                       ============

FHLB advances are secured by Federal Home Loan Bank stock, eligible mortgage loans and specifically pledged securities. At December 31, 1999, collateral of approximately $135 million was pledged to the FHLB to secure advances outstanding.

An analysis of securities sold under agreements to repurchase is as follows:

                                                                1999          1998
                                                           -----------    -----------
       Highest month end balance                           $15,460,000    $   220,000
       Average balance                                       6,270,000        130,000
       Weighted average interest rate during the period           4.84%          4.77%
       Weighted average interest rate at end of period            5.38           4.53

Securities with amortized cost of approximately $5,000,000 and $550,000 and fair values of approximately $4,985,000 and $564,000, at year end 1999 and 1998 were pledged as collateral for securities sold under repurchase agreements.

At year end 1999 and 1998, securities sold under agreements to repurchase had maturities of one day.

The demand notes relate to investments in limited partner interests in partnerships formed for the construction, ownership and management of affordable housing projects. The total original amount of the notes was $1,400,000 for 1999 and 1998, with $1,260,000 and $618,750 funded at year end 1999 and 1998.
Payments are required within five days of written demand; however, the note may be prepaid in full or in part at the option of maker at any time without penalty. The obligation to make payment is absolute and unconditional.

NOTE 7 - Employee Benefits

Employee Pension Plan: First Federal is part of a noncontributory multi-employer defined benefit pension plan covering substantially all employees. The trustees of the Financial Institutions Retirement Fund administer the plan. There is no separate actuarial valuation of plan benefits nor segregation of plan assets specifically for First Federal because the plan is a multi-employer plan and separate actuarial valuations are not made with respect to each employer nor are the plan assets so segregated. Expense for 1999, 1998 and 1997 was approximately $108,000, $23,000, and $30,000.

401(k) Plan: Northeast Indiana Bancorp has a 401(k) plan for all employees who have completed one year of service (1,000 hours). Participants may make deferrals up to 15% of compensation. Northeast Indiana Bancorp matches 50% of elective deferrals on the first 6% of the participant's compensation. Expense for 1999, 1998 and 1997 was approximately $39,000, $32,000 and $23,000.

Supplemental Retirement Plan: First Federal has a supplemental retirement plan for the President and a deferred compensation plan for certain directors of First Federal. First Federal is recording an expense equal to the change in the present value of the payment due at retirement based on the projected remaining years of service using the projected unit credit method. The balance of the plans was approximately $219,000 and $200,000 at year-end 1999 and 1998. The cost of the plan was approximately $68,000, $61,000 and $48,000 for 1999, 1998 and 1997.

First Federal has purchased insurance on the lives of the participants in the supplemental retirement plan and the deferred compensation plan with First Federal as beneficiary. The cash surrender value of the life insurance was approximately $930,000 and $887,000 at year-end 1999 and 1998. The income derived from the investment in life insurance included in other income was approximately $42,000, $40,000 and $38,000 for 1999, 1998 and 1997.

Employee Stock Ownership Plan (ESOP): An ESOP exists for the benefit of substantially all employees. Contributions to the ESOP are made by Northeast Indiana Bancorp and are determined by the Board of Directors at their discretion. The contributions may be made in the form of cash or common stock. The annual contributions may not be greater than the amount deductible for federal income tax purposes and cannot cause Northeast Indiana Bancorp to violate regulatory capital requirements.

To fund the plan, the ESOP borrowed $1,745,700 from Northeast Indiana Bancorp for the purpose of purchasing 211,261 shares of stock at $8.26 per share. Principal payments on the loan are due in equal semi-annual installments over a twelve-year period beginning June 30, 1995. Interest is payable semi-annually during the term of the loan at 6.65%. The loan is collateralized by the shares of Northeast Indiana Bancorp's common stock purchased with the proceeds and will be repaid by the ESOP with funds from First Federal's contributions to the ESOP and earnings on ESOP assets.

Shares are allocated among participants each December 31 on the basis of principal repayments made by the ESOP on the loan from Northeast Indiana Bancorp, according to each participant's relative compensation.

During 1999, 1998 and 1997, contributions, including dividends on unearned ESOP shares, were approximately $145,000 each year. ESOP compensation expense was approximately $239,000, $295,000, and $241,000 for 1999, 1998 and 1997.

Shares held by the ESOP at year end are as follows:

                                                       1999             1998
                                                    ----------        ----------
Allocated shares                                        70,105            52,502
Shares released for allocation                          17,603            17,603
Unreleased shares                                      123,217           140,820
Shares vested and withdrawn                                336               336
                                                    ----------        ----------

  Total ESOP shares                                    211,261           211,261
                                                    ==========        ==========
  Fair value of unreleased shares                   $1,524,810        $2,144,302
                                                    ==========        ==========

Recognition and Retention Plan (RRP): The RRP provides for issue of shares to directors, officers and employees. The maximum total shares available under the RRP are 105,620. During 1997, an additional 605 shares were awarded at $12.60; in 1998, there were an additional 1,210 shares awarded at $18.05; in 1999, there were an additional 550 shares awarded at $14.66. Also in 1999, 5,281 shares were forfeited and added to treasury stock. The expense associated with the RRP was approximately $153,000, $210,000 and $206,000 in 1999, 1998 and 1997.

NOTE 8 - Income Taxes Income tax expense is summarized as follows:



                                     1999              1998              1997
                                -----------       -----------       -----------
    Current federal             $ 1,301,712       $ 1,147,495       $ 1,154,613
    Deferred federal               (182,585)          (95,097)          (55,894)
    Current state                   384,969           329,538           327,116
    Deferred state                  (28,808)          (13,410)          (15,272)
                                -----------       -----------       -----------

Income tax expense              $ 1,475,288       $ 1,368,526       $ 1,410,563
                                ===========       ===========       ===========



Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income before income taxes as a result of the following:


                                                       1999             1998             1997
                                                   -----------      -----------      -----------
Income taxes at statutory rate                     $ 1,382,177      $ 1,277,679      $ 1,225,204
Tax effect of:
    State tax, net of federal income tax effect        235,066          208,644          205,817
    Low income housing credit                         (138,000)         (72,372)         (14,000)
    Other, net                                          (3,955)         (45,425)          (6,458)
                                                   -----------      -----------      -----------
           Income tax expense                      $ 1,475,288      $ 1,368,526      $ 1,410,563
                                                   ===========      ===========      ===========

Effective tax rate                                        36.3%            36.4%            39.1%
                                                          ====             ====             ====

The components of the net deferred tax asset recorded in the balance sheet at year end are as follows:

                                                                1999           1998
                                                            -----------     -----------
    Deferred tax assets
      Deferred compensation                                $    87,117    $    79,080
      Bad debts                                                495,717        325,901
      Deferred loan fees                                        92,170         55,047
      Unearned compensation                                     60,809         68,957
      Unrealized loss on securities available for sale         356,493            ---
           Other                                                41,095         15,752
                                                            ----------     ----------
                                                             1,133,401        544,737
    Deferred tax liabilities
      Depreciation                                            (122,915)       (118,533)
      Other                                                    (89,495)        (73,099)
                                                            -----------     -----------
                                                              (212,410)       (191,632)
    Valuation allowance                                            ---             ---

                                                            -----------     -----------
      Net deferred tax asset                                $   920,991     $   353,105
                                                            ===========     ===========

Retained earnings at December 31, 1999 and 1998 include approximately $ 1.3 million for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate.

The  unrecorded   deferred   income  tax  liability  on  the  above  amount  was
approximately $449,000 at December 31, 1999 and 1998. Legislation passed in August 1996 now requires the Company to deduct a provision for bad debts for tax purposes based on actual loss experience and to recapture the excess bad debt reserve accumulated in tax years after 1986. The related amount of deferred tax liability, which must be recaptured, is $276,000 and is payable over a six-year period that began in 1998.

NOTE 9 - Regulatory Matters

First Federal is subject to regulatory capital requirements administered by federal regulatory agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

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

At year end, actual First Federal capital levels (in millions) and minimum required levels were:

                                                                                      Minimum Required
                                                                                          To Be Well
                                                             Minimum Required            Capitalized
                                                                For Capital         Under Prompt Corrective
                                             Actual          Adequacy Purposes        Action Regulations
                                       Amount      Ratio     Amount      Ratio        Amount      Ratio
                                       ------      -----     ------      -----        ------      -----
1999
Total capital
  (to risk weighted assets)          $    25.2      15.5%    $13.0        8.0%         $16.3      10.0%
Tier 1 (core) capital
  (to risk weighted assets)               23.9      14.7       6.5        4.0            9.8       6.0
Tier 1 (core) capital
  (to adjusted total assets)              23.9       9.4      10.2        4.0           12.7       5.0
Tier 1 (core) capital
  (to average assets)                     23.9      10.3       9.3        4.0           11.7       5.0

1998
Total capital
  (to risk weighted assets)          $    23.0      16.6%    $11.1        8.0%        $ 13.9      10.0%
Tier 1 (core) capital
  (to risk weighted assets)               21.6      15.6       5.5        4.0            8.3       6.0
Tier 1 (core) capital
  (to adjusted total assets)              21.6      10.2       8.5        4.0           10.6       5.0
Tier 1 (core) capital
  (to average assets)                     21.6      10.6       8.2        4.0           10.2       5.0

First Federal was categorized as well capitalized at year end 1999 and 1998

Regulations of the Office of Thrift Supervision limit the amount of dividends and other capital distributions that may be paid by savings institutions without prior approval of the Office of Thrift Supervision. The regulatory restriction is based on a three-tiered system with the greatest flexibility being afforded to well-capitalized (Tier 1) institutions. First Federal is currently a Tier 1 institution. Accordingly, First Federal can make, without prior regulatory
       approval, distributions during a calendar year up to 100% of its retained net income for the calendar year-to-date plus retained net income for the previous two calendar years as long as First Federal would remain well-capitalized, as defined by the Office of Thrift Supervision prompt corrective action regulations, following the proposed distribution. Under these regulations, no dividendes may be paid by First Federal in 2000 without prior approval of the Office of Thrift Supervision. First Federal has obtained approval from the Office of Thrift Supervision for $700,000 of dividends available to be paid to Northeast Indiana Bancorp, Inc. during 2000.

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

Financial instruments with off-balance-sheet risk were as follows at year end.


                                              1999             1998

    Fixed rate commitments                $ 4,429,000      $ 8,525,000
    Variable rate commitments              13,901,000       13,628,000
    Credit card arrangements                4,462,000        2,835,000
    Letters of credit                       1,109,000          770,000


Most loan commitments have terms up to 60 days. At year end 1999, fixed commitments have contractual rates ranging from 6.88% to 9.75%. Credit cards are fixed at 14.9% or 9.8%. Most variable rate arrangements are tied either to national monthly median cost of funds, prime or the U.S. Treasury bill rate and have spreads between 0% and 5%.

NOTE 11 - Stock Options

Options to buy stock are granted to directors, officers and employees under the stock option and incentive plan. Exercise price is the market price at date of grant. The maximum option term is ten years and options vest over five years. At year end 1999, 19,312 shares were authorized for future grants.

Financial Accounting Standard No. 123 requires pro forma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. Accordingly, the following pro forma information presents net income and earnings per share had the fair value method been used to measure compensation cost for stock option plans. No compensation cost was actually recognized for stock options for 1999, 1998 and 1997.

                                                         1999             1998                1997
                                                     ------------     ------------        -------------

    Net income as reported                           $  2,589,937     $  2,389,354        $   2,192,979
    Pro forma net income                                2,412,455        2,215,835            2,022,367

    Basic earnings per common share as reported      $      1.59      $       1.36        $        1.16
    Diluted earnings per common share as reported           1.54              1.28                 1.13
       Pro forma basic earnings per common share            1.49              1.26                 1.07
    Pro forma diluted earnings per common share             1.43              1.19                 1.04

In future years, the pro forma effect of not applying this standard is expected to increase as additional options are granted.

Information about option grants follows:

                                               Number         Exercise       Fair Value
                                             of Options         Price          of Grants
                                             ----------         -----          ---------

Outstanding, beginning of 1997                 231,038
  Granted                                        1,815        $   12.60    $   3.98
  Exercised                                       (121)            9.71
                                               -------
Outstanding, end of 1997                       232,732
  Granted                                        1,815            17.62        3.88
  Granted                                        1,815            18.49        4.13
  Exercised                                    (25,542)            9.71
                                               -------
Outstanding, end of 1998                       210,820
  Granted                                        8,250            14.66        2.43
  Exercised                                     (2,456)            9.71
                                               -------
Outstanding, end of 1999                       216,614
                                               =======

The fair value of options granted during 1999, 1998 and 1997 is estimated using the following weighted-average information: risk-free interest rate of 4.76%, 5.49% and 5.75%, expected life of 7 years, 7 years and 10 years, expected volatility of stock price of 22.3%, 17.5%, and 13.9% and expected dividends of 1.92%, 1.47% and 1.61%per year.

Options outstanding at year end were as follows:

                                                  1999          1998           1997
                                                  ----          ----           ----
Number of options                                216,614        210,820        232,732
Minimum exercise price                           $  9.71        $  9.71       $   9.71
Maximum exercise price                             18.49          18.49          12.60
Weighted-average exercise price                    10.06           9.88           9.74
Weighted-average remaining option life         6.2 years      7.1 years      8.0 years

The weighted average exercise price of options outstanding at January 1, 1997 was $9.71.

There were 117,232, 75,035 and 46,088 options exercisable at year end 1999, 1998 and 1997. The weighted average exercise price of options exercisable at year end 1999 was $9.78.

NOTE 12 - Related Party Transactions

Certain directors and officers of First Federal are loan customers. A summary of related party loan activity for loans aggregating $60,000 or more to any one related party is as follows:

               Balance - January 1, 1999    $ 2,860,622
                 New loans                      938,989
                 Repayments                    (822,889)

               Balance - December 31, 1999  $ 2,976,722


Related party deposits were  approximately  $301,000 at year end 1999.

NOTE 13 - Fair  Values  of  Financial  Instruments

Following are carrying amounts and estimated fair values at year end:

                                                  1 9 9 9                             1 9 9 8
                                                  -------                             -------
                                           Carrying         Estimated          Carrying      Estimated
                                           Amount           Fair Value         Amount        Fair Value
                                       -------------     -------------     -------------     -------------
Financial assets:
    Cash and cash equivalents
      and interest earning deposits
      in financial institutions        $   5,999,000     $   5,999,000     $   6,396,000     $   6,396,000
    Securities available for sale         33,192,000        33,192,000        13,659,000        13,659,000
    Securities held to maturity              457,000           457,000           528,000           528,000
    Loans receivable, net                208,395,000       208,774,000       185,906,000       189,539,000
    Accrued interest receivable              840,000           840,000           487,000           487,000
    Investments in limited
       liability partnerships              1,332,000         1,332,000         1,400,000         1,400,000

Financial liabilities:
    Deposits                            (143,212,000)     (144,103,000)     (123,336,000)     (124,152,000)
    Borrowed funds                       (84,754,000)      (83,193,000)      (63,080,000)      (63,463,000)
    Accrued interest payable                (342,000)         (342,000)         (250,000)         (250,000)


For purposes of the above disclosures of estimated fair value, the following assumptions were used. The estimated fair value for cash and cash equivalents and interest-earning deposits in financial institutions, accrued interest and investments in limited liability partnerships is considered to approximate cost. The estimated fair value for securities is based on quoted market values for the individual securities or equivalent securities. The estimated fair value for loans is based on estimates of the rate Northeast Indiana Bancorp would charge for similar such loans at December 31, 1999 and 1998, applied for the time period until estimated repayment. The estimated fair value for demand and savings deposits is based on their carrying value. The estimated fair value for time deposits and borrowed funds is based on estimates of the rate Northeast Indiana Bancorp would pay on such deposits or for such borrowings at December 31, 1999 and 1998, applied for the time period until maturity. The estimated fair value of other financial instruments and off-balance-sheet loan commitments approximates cost and is not considered significant for this presentation.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were Northeast Indiana Bancorp to have disposed of such items at December 31, 1999 or 1998, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 1999 and 1998 should not necessarily be considered to apply at subsequent dates.

NOTE 14 - Parent Company Only Condensed
    Financial Information

Condensed financial information of Northeast Indiana Bancorp, Inc. is as follows:

                            CONDENSED BALANCE SHEETS
                           December 31, 1999 and 1998

                                                           1999              1998
                                                      ------------     ------------
ASSETS
Cash and cash equivalents                             $    908,680     $  1,875,884
Securities available for sale                              183,200          200,000
Loan receivable from Employee Stock Ownership Plan       1,018,325        1,163,800
Investment in subsidiary bank                           23,542,192       21,649,524
Other assets                                                 8,302          119,229
                                                      ------------     ------------

    Total assets                                      $ 25,660,699     $ 25,008,437
                                                      ============     ============

LIABILITIES
Accrued expenses                                      $      5,400     $      3,801

SHAREHOLDERS' EQUITY                                    25,655,299       25,004,636
                                                      ------------     ------------

    Total liabilities and shareholders' equity        $ 25,660,699     $ 25,008,437
                                                      ============     ============

33

NOTE 14 - PARENT COMPANY ONLY CONDENSED
    FINANCIAL INFORMATION (Continued)

                              CONDENSED STATEMENTS OF INCOME
                       Years ended December 31, 1999, 1998 and 1997

                                                     1999            1998            1997
                                                -----------     -----------    -----------
Interest income                                 $    84,295    $   118,569   $   263,767
Dividend from subsidiary                            600,000      5,000,000           ---
                                                -----------    -----------   -----------

    Total income                                    684,295      5,118,569       263,767

Operating expenses                                  167,947        189,742       166,532
                                                -----------    -----------   -----------

Income before income taxes and equity in
   undistributed earnings of subsidiary bank        516,348      4,928,827        97,235

Income tax expense/(benefit)                        (62,820)      (54,297)        11,774
                                                -----------    -----------   -----------

Income before equity in undistributed
   earnings of subsidiary bank                      579,168      4,983,124        85,461

Equity in undistributed (excess distributed)
    earnings of subsidiary bank                   2,010,769     (2,593,770)    2,107,518
                                                -----------    -----------   -----------


Net income                                      $ 2,589,937    $ 2,389,354   $ 2,192,979
                                                ===========    ===========   ===========

NOTE 14 - PARENT COMPANY ONLY CONDENSED
    FINANCIAL INFORMATION (Continued)

                            CONDENSED  STATEMENTS  OF  CASH  FLOWS  Years  ended
                       December 31, 1999, 1998 and 1997


                                                              1999          1998           1997
                                                        ------------     -----------   -----------

Cash flows from operating activities
    Net income                                          $  2,589,937     $ 2,389,354   $ 2,192,979
    Adjustments to reconcile net income to cash
       provided by operations
        Equity in (undistributed) excess distributed
                   earnings of subsidiary bank           (2,010,769)      2,593,770     (2,107,518)
        Change in
          Other assets                                      117,580         (59,569)        57,050
          Accrued expenses                                    1,599          (5,159)     (288,197)
                                                        -----------     -----------     -----------
            Net cash from operating activities              698,347       4,918,396      (145,686)

Cash flows from investing activities
    Repayments on loan receivable from
      subsidiary bank                                           ---       2,000,000      1,750,000
    Repayments on loan receivable from ESOP                 145,475         145,475        145,475
    Purchase of securities available for sale                   ---        (200,000)           ---
                                                        -----------     -----------     -----------
      Net cash from investing activities                    145,475      1,945,475      1,895,475

Cash flows from financing activities
    Dividends paid                                         (617,467)       (576,273)       (575,558)
    Purchase of stock                                    (1,225,438)     (4,907,522)     (1,328,211)
    Proceeds from sales of stock                             31,879         269,864           8,800
                                                        -----------     -----------     -----------
      Net cash from financing activities                 (1,811,026)     (5,213,931)     (1,894,969)
                                                        -----------     -----------     -----------

Net change in cash and cash equivalents                    (967,204)      1,649,940        (145,180)

Cash and cash equivalents at beginning of period          1,875,884         225,944         371,124
                                                        -----------     -----------     -----------

Cash and cash equivalents at end of period              $   908,680     $ 1,875,884     $   225,944
                                                        ===========     ===========     ===========

NOTE 15 - Earnings Per Share

A reconciliation of the numerators and denominators of the earnings per common share and earnings per common share assuming dilution computations for the years ended December 31, 1999, 1998 and 1997 is presented below.

                                                        1999          1998         1997
                                                    ----------    ----------    ----------
Earnings Per Share

    Net income available to common
      shareholders                                  $2,589,937    $2,389,354    $2,192,979
                                                    ==========    ==========    ==========

    Weighted average common shares
        outstanding before adjustment                1,801,800     1,969,503     2,137,009

    Less: unallocated ESOP shares                      140,820       158,422       176,024

    Less: non-vested RRP shares                         36,545        53,673        74,117
                                                    ----------    ----------    ----------
    Weighted average common shares
      outstanding for basic earnings per share       1,624,435     1,757,408     1,886,868
                                                    ----------    ----------    ----------

    Earnings Per Share                              $     1.59    $     1.36    $     1.16
                                                    ==========    ==========    ==========

Earnings Per Share Assuming Dilution

    Net income available to common
      shareholders, per above                       $2,589,937    $2,389,354    $2,192,979
                                                    ==========    ==========    ==========

    Weighted average common shares
      outstanding                                    1,624,435     1,757,408     1,886,868

    Add: dilutive effects of assumed conversions
      and exercises of stock options                    58,665       101,209        51,738
                                                    ----------    ----------    ----------

    Weighted average common and dilutive
      potential common shares outstanding            1,683,100     1,858,617     1,938,606
                                                    ==========    ==========    ==========

Earnings Per Share Assuming Dilution                $     1.54    $     1.28    $     1.13
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

                                                                       Dividends
               Quarter Ended                High           Low         Declared
               -------------                -----         ------       --------
               March 31, 1998               $18.80        $17.36        $.070
               June 30, 1998                $19.11        $17.25        $.070
               September 30, 1998           $19.01        $13.64        $.070
               December 31, 1998            $16.36        $13.54        $.082

               March 31, 1999               $15.32        $12.96        $.082
               June 30, 1999                $13.64        $12.05        $.082
               September 30, 1999           $14.77        $13.18        $.082
               December 31, 1999            $14.66        $11.59        $.100

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions.

As of February 11, 2000, there were approximately 526 shareholders of record, not including those shares held in nominee or street name through various brokerage firms or banks.

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

Corporate Office
Northeast Indiana Bancorp, Inc.
648 North Jefferson Street
Huntington, Indiana 46750
(219) 356-3311

Special Counsel
Silver, Freedman & Taff, L.L.P
1100 New York Avenue, N.W.
Washington, D.C. 20005

Independent Auditor
Crowe, Chizek and Company LLP
330 E. Jefferson Blvd.
South Bend, Indiana 46624

                             DIRECTORS AND OFFICERS

Board of Directors
Pictured left to right:
[Graphic - photo]

Randall C. Rider
President
 Lime City Manufacturing Company, Inc.

Dan L. Stephan
Past State Representative
 Indiana Legislature
Agent
 Variable Annuity Life Insurance Company

Stephen E. Zahn
Chairman of the Board
President and Chief Executive Officer

J. David Carnes
Medical Doctor and Associate
 Family Practice Associates

Samuel Preston, Jr.
Retired Pharmacist

                               Executive Officers

[Graphic - photo]

(L to R) Darrell E. Blocker, Senior Vice President,
Treasurer and Chief Financial Officer
Stephen E. Zahn, Chairman of the Board,
President and Chief Executive Officer
Dee Ann Hammel, Senior Vice President,
Secretary and Chief Operations Officer

Officers of
First Federal Savings Bank

Stephen E. Zahn, Chairman of the Board,
 President and Chief Executive Officer

Dee Ann Hammel, Senior Vice President,
 Secretary and Chief Operations Officer

Darrell E. Blocker, Senior Vice President,
 Treasurer and Chief Financial Officer

Donald G. Carender, Vice President - Consumer Lending

Lil M. Holloway, Vice President - Mortgage Lending

Michael S. Zahn, Vice President - Mortgage Lending

Ronald J. Tinkle, Vice President - Consumer Lending,
 North Office Manager

James R. Landrum, Vice President - New Business Development

Joseph A. Byers, Vice President - Senior Trust Officer

Michael D. Brewer, Assistant Vice President,
 South Office Manager

Rise K. Buzzard, Assistant Vice President - Operations, and
Assistant Secretary

Cynthia A. Zay, Assistant Vice President - Mortgage Lending

James M. Ryan, Assistant Vice President - Indirect Lending

Sherri S. Chaney, Assistant Vice President - Trust Officer

Annual Meeting

The Annual Meeting of Stockholders of Northeast Indiana Bancorp, Inc. will be held on April 19, 2000 at 1:00 p.m. at the North Office Board Room of First Federal Savings Bank, 100 Frontage Road, Huntington, Indiana.

                 NOW MORE THAN EVER...FIRST IN HOMETOWN BANKING

                           First Federal Savings Bank
                                Office Locations





                     [GRAPHIC-PHOTOS OF THREE BANK OFFICES]


               [GRAPHIC-LOGO OF NORTHEAST INDIANA Bancorp, Inc.]





                                         Internet Address: www.firstfed-neib.com