Form 10KSB, Exhibit 13
period 2000-12-31
NORTHEAST INDIANA BANCORP INC
filed 2001-04-02
CIK 942898

PRESIDENT'S MESSAGE TO OUR SHAREHOLDERS
--------------------------------------------------------------------------------


Dear Shareholders,

The year 2000 proved a profitable and challenging year for Northeast Indiana Bancorp, Inc. and its subsidiary First Federal Savings Bank. Increasing interest rates caused a decrease in our net interest margin during the year. First Federal also took a significant provision for loan losses to provide an adequate allowance for losses net of charge-offs during 2000. The slowing economy, especially in the housing and automotive sectors, resulted in a decline in assets at year end. This slowdown did, however, provide First Federal the opportunity to improve our liquidity position by reducing our reliance on Federal Home Loan Bank borrowings by over $12.0 million during 2000.

The past fiscal year also provided good news to you, our shareholders. We rewarded you with continuous and increasing dividends, which increased from $0.345 per share in 1999 to $0.41 per share in 2000, an increase of 18.8%. Your Company also repurchased stock during 2000 and during 2001 will actively continue to repurchase stock while our stock price remains attractive.

We look toward 2001 with a sense of optimism and excitement. We believe that the recent actions of the Federal Reserve to lower interest rates will lead to improvements in your Company's net interest margin. The numbers aren't the whole story; we continue our emphasis towards excellence in customer service. To that end, we continue to support employees' efforts with additional staff in growing departments and employee training to provide quality customer service. We continue to invest in technology to enhance our system capabilities to provide valuable information to management and efficient service to our customers.

First Federal's Trust Services continued to increase assets under management during 2000 and we anticipate this service will be profitable in 2001.

One area that remains constant is the dedication of our employees to our customers and our community. I am honored to be associated with a group of people who believe, as I do, that superior customer service and community support will provide for a stronger company.

In conclusion, I would like to recognize long time director Samuel Preston, Jr., who passed away this past year. He was a faithful and dedicated Board member who was well liked and well respected by all of us.

On behalf of the directors and employees, thank you for your continued support.

Sincerely,

/s/ Stephen E. Zahn

Stephen E. Zahn
Chairman of the Board,
President, Chief Executive Officer

Table of Contents

PRESIDENT'S MESSAGE TO OUR SHAREHOLDERS .............................    1
SELECTED CONSOLIDATED FINANCIAL INFORMATION .........................    3
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS ...............................    4
REPORT OF INDEPENDENT AUDITORS ......................................   15
CONSOLIDATED FINANCIAL STATEMENTS ...................................   16
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ..........................   20
STOCKHOLDER INFORMATION .............................................   37
DIRECTORS AND OFFICERS ..............................................   38


Description of Business

Northeast Indiana Bancorp, Inc. ("Northeast Indiana Bancorp") was formed as a Delaware corporation in March, 1995 for the purpose of issuing common stock and owning all of the common stock of First Federal Savings Bank ("First Federal") as a unitary thrift holding company. The Bank conducts business from its three offices located in Huntington, Indiana. The principal business of First Federal consists of attracting deposits from the general public and making loans secured by residential real estate. Historically, First Federal has been among the top real estate lenders and is the largest financial institution by asset size in Huntington County. In order to serve additional financial needs of area residents. First Federal established a Trust Department during 1998, and now provides brokerage services via its wholly owned subsidiary. Northeast Indiana Financial, Inc. First Federal has been serving the Huntington community since 1912.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                             At or for years ended December 31
                                                             ---------------------------------
                                                  2000         1999         1998         1997         1996
                                                  ----         ----         ----         ----         ----
Selected Financial Condition Data:                                  (dollars in thousands)
----------------------------------
Total assets................................   $ 247,094     $254,747     $ 212,425    $ 199,369    $ 169,544
Securities..................................      31,609       33,649        14,187       15,385       12,388
Loans receivable, net.......................     200,151      208,395       185,906      174,539      146,855
Deposits ...................................     146,806      143,212       123,336      107,550       85,346
Total borrowings............................      72,539       84,754        63,080       63,522       56,000
Shareholders' equity........................      26,573       25,655        25,005       27,293       26,529

Selected Operations Data:

Total interest income.......................   $  19,565     $ 17,722     $  16,139    $  14,316    $  11,767
Total interest expense......................      12,485        9,846         9,061        7,950        6,197
                                               ---------     --------     ---------    ---------    ---------
   Net interest income......................       7,080        7,876         7,078        6,366        5,570
Provision for loan losses...................       1,591          449           360          265          235
                                               ---------     --------     ---------    ---------    ---------
Net interest income after provision for loan
  losses....................................       5,489        7,427         6,718        6,101        5,335
Total noninterest income....................       1,010          832           731          565          402
Total noninterest expense...................       4,775        4,194         3,691        3,062        3,208
                                               ---------     --------     ---------    ---------    ---------
Income before income taxes..................       1,724        4,065         3,758        3,604        2,529
Income tax expense..........................         441        1,475         1,369        1,411          962
                                               ---------     --------     ---------    ---------    ---------
Net income..................................   $   1,283     $  2,590     $   2,389    $   2,193    $   1,567
                                               =========     ========     =========    =========    =========

Basic earnings per common share (2).........   $    0.80     $   1.59     $    1.36    $    1.16    $    0.73
Diluted earnings per common share (2).......   $    0.79     $   1.54     $    1.28    $    1.13    $    0.72

Selected Financial Ratios and Other Data:
-----------------------------------------

Performance Ratios:
   Return on assets (ratio of net income to
     average total assets)..................      0.50%        1.11%        1.17%        1.21%         1.03
   Return on equity (ratio of net income to
     average total equity)..................      4.88        10.15         9.15         8.12          5.43
   Interest rate spread information:
   Average during period....................      2.39         3.03         2.95         2.91          2.90
   End of period............................      2.34         3.02         3.11         2.95          2.70
   Net interest margin (1)..................      2.90         3.50         3.57         3.63          3.81
   Ratio of operating expense to average
     total assets...........................      1.88         1.80         1.81         1.69          2.12
   Ratio of average interest-earning assets
     to average interest-bearing liabilities    109.95       110.74       113.66       115.97        121.48

Quality Ratios:
   Non-performing loans to total assets at
     end of period..........................      1.79          .70          .56          .58           .42
   Allowance for loan losses to non-performing
     loans..................................     45.24        82.00       122.53       102.50        144.00
   Allowance for loan losses to total loans.       .98          .82          .76          .66           .67

Capital Ratios:
   Shareholders' equity to total assets at
     end of period..........................     10.75        10.07        11.77        13.69         15.65
  Average shareholders' equity to average
     total assets...........................     10.33        10.94        12.80        14.89         19.03

Other Data:
   Dividends declared per share (2) ........   $  0.41      $ 0.345      $ 0.293     $  0.268      $  0.252
   Dividend payout ratio....................     51.25%       21.70%       21.54%       23.10%        34.52
   Number of full-service offices...........       3            3            3            3             3

------------
(1) Net interest income divided by average interest-earning assets.
(2) All share and per share amounts have been restated to reflect the 10% stock dividends paid on November 23, 1998 to shareholders of record November 6, 1998 and again on November 22, 1999 to shareholders of record November 6, 1999.

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

During 1998, First Federal established a trust department which began operations in the fourth quarter. At the end of 2000, $25.0 million was held under asset management. In February 1999, Northeast Indiana Bancorp announced the establishment of Northeast Indiana Financial, Inc., a wholly-owned subsidiary of the Bank. Northeast Indiana Financial, Inc. provides brokerage services through the purchase of mutual funds, annuities, stocks and bonds for its customers and has $11.2 million of assets held for our customers. Until these operations are well established, management expects a slight negative impact to net income.

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

Prevailing economic conditions as well as federal regulations concerning monetary policies, fiscal policies and financial institutions significantly affect First Federal. 1999 ended with the economy showing continued inflationary pressure. The Federal Reserve during 2000 raised short-term rates three times for a total of 100 basis points in addition to the 1999 increases to help the United States economy maintain low inflation. The effects caused the economy to slow and became evident by the fourth quarter of 2000. Although we have had fluctuations throughout 2000, in general the economy was unfavorable to First Federal's lending growth for most of the year. The rate increases during the last half of 1999 and the first half of 2000 put significant pressure on our interest rate margins. There can be no assurance that in periods of rising interest rates First Federal can continue to market its lending products successfully or that such interest rate movements will not adversely affect net income. Subsequent to September 30, 2000, Northeast Indiana became aware of circumstances that had occurred involving loans originated by First Federal to a single borrower. During the fourth quarter these loans were written down to estimated fair value of the collateral. The collateral included repossessed vehicles, consumer auto leases and contracts. The estimated present value of leases and contracts ($1.5 million) are included in consumer loans and are considered both non-performing and impaired. At December 31, 2000, the balance of the impaired loans was $8.5 million, including $4.7 million with allowances allocated specifically to them. These loans compare to $2.4 million of impaired loans, including $1.4 million with allowance allocated to them, at December 31, 1999.

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

Financial Condition

Northeast Indiana Bancorp's total assets decreased from $254.7 million at December 31, 1999 to $247.1 million at December 31, 2000, a decrease of $7.6 million, or 3.0%. The decrease was due primarily to the decrease in net loans receivable of $8.2 million or 3.9% and a decrease of $2.0 million in the securities available for sale. This reduction was reflected by a $12.3 million decrease in borrowed funds. Deposits increased by $3.6 million, primarily in time deposits.

Most segments of the loan portfolio decreased during 2000. The decrease was mostly attributable to mortgage loans, which decreased $6.4 million. Mortgage loans secured by one-to-four family residences decreased $1.6 million to $117.7 million at December 31, 2000 and represent 58.8% of First Federal's net loan portfolio. The decrease in one-to four-family mortgage loans was comprised of a $0.5 million increase in fixed rate loans and a $2.1 million decrease in adjustable rate loans. First Federal sold approximately $1.2 million fixed rate one-to-four family mortgages in the second half of 2000 that were originated during that period.

Mortgage loans secured by multi-family and commercial real estate increased $646,000 to $28.9 million at December 31, 2000 and construction loans secured by residential and non-residential real estate decreased $5.4 million to $7.2 million.

First Federal also offers a variety of consumer loans including automobile, credit card, commercial, home equity and second mortgage loans. Total consumer and commercial business loans decreased $4.3 million to $50.4 million at December 31, 2000. Automobile loans comprise $14.1 million of total consumer loans while home equity and second mortgage loans represent another $8.2 million at December 31, 2000.

Future loan growth and profitability related thereto, is dependent on the economy. First Federal currently anticipates slower growth in mortgages compared to the last few years and will sell more fixed rate one-to-four family mortgages into the secondary market. First Federal will continue to provide commercial and consumer lending and anticipates non-residential mortgage lending to increase as a percentage of total loans.

While non-mortgage lending exposes the Company to additional credit risks, management is committed sound underwriting and monitoring capabilities in these areas.

Total deposits increased $3.6 million to $146.8 million at December 31, 2000. The 2.5% growth in 2000 was due to aggressive advertising, pricing of selected products for a limited time slightly above local market competitors and accepting jumbo deposits competitively priced from time to time during the year. Jumbo time deposit growth contributed $6.3 million of the total deposit increase and came from both inside and outside of our market area.

Total borrowed funds decreased $12.3 million, from $84.8 million to $72.5 million at December 31, 2000. Borrowed funds include advances from the FHLB with variable interest rates and stated maturities ranging through 2010. Management plans to continue to utilize FHLB advances in conjunction with efforts to increase our deposit base to provide the necessary funding for loan demand. First Federal's borrowing limit at the FHLB as of December 31, 2000, was $86.4 million based on collateral. Borrowings at December 31, 2000, also include two demand notes totaling $175,000 for investments in two low income housing limited liability partnerships as well as various repurchase agreements that started being offered in 1998. The securities sold under repurchase agreements balance at December 31, 2000 was $5.0 million up from $4.1 million at December 31, 1999.

Results of Operations

              Comparison of Years Ended December 31, 2000 and 1999

General. Net income for the year ended December 31, 2000 provided a disappointing year of $1.3 million in earnings, a decrease of $1.3 over net income of $2.6 million for 1999. This reduction in net income was primarily the result of a decrease in net interest income along with additional provision for loan losses needed to adequately fund the allowance for loan losses, offset by a slight increase in non-interest income. The reduced net income was also the result of an increase in non-interest expense. The reduction in earnings was partially offset by a reduction of income tax expense. Further details regarding the changes in the income and expenses are discussed below.

Interest Income. Interest income increased $1.8 million or 10.4% to $19.6 million for the year ended December 31, 2000. The increase in interest income was primarily the result of mortgage loan interest income increasing $798,000 to $12.1 million and an increase of $459,000 to $4.9 million in consumer and other loan interest income. The average yield for the year on the loan portfolio increased to 8.24% in 2000 compared to 8.08% in 1999. The increase in loan interest income was due to a combination of higher average balances of loans outstanding in 2000 compared to 1999 and higher average rates during 2000.

Interest Expense. Interest expense for 2000 increased $2.6 million or 26.8% over 1999 interest expense. The majority of the increase was due to higher interest costs for FHLB advances, which increased 85 basis points in 2000, compared to 1999. The average rate for time deposits increased 75 basis points from 1999 to 2000. The average rate for money market accounts increased by 64 basis points to 4.95% for 2000.

Net interest income. Net interest income decreased $795,000 or 10.1% from $7.9 million to $7.1 million for the year ended December 31, 2000. The average spread decreased by 64 basis points to 2.39%. Average interest-earning assets margin decreased to 2.90% due to slower increases in income earnings products offered during 2000 offset by a larger increase in the rates paid for interest-bearing liabilities.

Provision for Loan Losses. The provision for loan losses for 2000 was $1.6 million compared to $449,000 in 1999, an increase of $1.1 million. The provision for loan losses less net charge-offs for the year resulted in a $234,000 increase in the allowance for loan losses. The allowance for loan losses of $2.0 million at December 31, 2000 was a 13.2% increase compared to December 31, 1999. Management will continue to maintain the allowance for loan losses at a level deemed adequate by management based on its quarterly analysis. This analysis includes looking at our mix of loans by major product lines. We continue to increase our allowance for loan losses because of our growth in commercial and consumer lending and these types of lending making up a larger portion of the overall loan portfolio. Due to the loan losses mentioned earlier and as a result of our review process, the provision for loan losses for the year ended December 31, 2000 was increased over the provision for the year ended December 31, 1999. Over half of the charge-offs for the year ended December 2000 were due to losses from two borrowers.

Noninterest income. Noninterest income increased from $832,000 in 1999 to $1.0 million in 2000. The majority of this change was due to our increases in other service charges and fees to $637,000 in 2000 compared to $488,000 for 1999, which was a $149,000 increase.

Noninterest expense. Noninterest expense increased from $4.2 million to $4.8 million or $581,000. Salaries and employee benefits increased $405,000 in 2000 over 1999, the result of higher personnel costs, additional staff and salary increases. During 2000, data processing costs increased $41,000 primarily due to higher volume and additional processing costs incurred as we expand our product lines. Correspondent bank charges and other expenses increased mainly due to increased volume in deposits and loans in the first three quarters of 2000.

Income tax expense. Income tax expense decreased from $1.5 million to $441,000. This decrease was due to lower taxable income for 2000 additionally reduced by the tax benefits from the investment in low-income housing limited liability partnerships.

              Comparison of Years Ended December 31, 1999 and 1998

General. Net income for the year ended December 31, 1999 provided $2.6 million in earnings, an increase of $200,000 over net income of $2.4 million for 1998. This improvement was primarily a result of an increase in net interest income after provision for loan losses of $709,000, and non-interest income improvements of $101,000. These increases were partially offset by increases in non-interest operating expenses of $503,000 and higher income tax expense of $107,000. Further details regarding the changes in the income and expenses are discussed below.

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

Management has established maximum limits for changes in net portfolio value resulting from changes in interest rates based on consideration of First Federal's portfolio mix of interest-earning assets and interest-bearing liabilities along with management's objectives for managing these portfolios in varying interest rate environments. Management monitors various indicators of interest rate risk, including NPV, and expectations regarding interest rate movements along with consideration of First Federal's overall capital levels to determine acceptable levels of interest rate risk. First Federal's interest-earning assets are composed primarily of loans, especially mortgage loans. Management has offered adjustable rate loan products to assist in the management of interest rate risk. At December 31, 2000, adjustable rate loans comprised 44.6% of the total loan portfolio. The interest rate exposure as outlined in the NPV table reflects our exposure to a rising interest rate environment due to the concentration of longer term mortgage loans funded by relatively shorter-term deposits and FHLB advances. In addition, the interest rate risk is also impacted by adjustable rate loans, which are tied to indices, which lag behind market rates. Management is aware of First Federal's interest rate risk exposure in a rising interest rate environment. To address this interest rate risk, which we would categorize as moderately high in comparison to our peers, management will continue to market adjustable rate mortgage loans when possible and review longer term funding sources. Management also considers the current capital position of First Federal and the composition of the loan portfolio and monitors these factors in conjunction with its strategic plan of offering various mortgage loan products to customers in our market area. As stated earlier, First Federal is now using the secondary market to assist in managing our interest rate risk exposure. We are also making adjustable rate commercial loans when possible. Nonetheless, our interest rate exposure, particularly in a rising interest rate environment, will grow, especially to the extent that loan demand produces increases in balance sheet growth. While management monitors and, from time to time, takes actions to adjust our interest rate risk, we believe a rising interest rate environment will have an adverse impact on our profitability.

Presented below, as of December 31, 2000 and December 31, 1999, is an analysis of First Federal's estimated interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in interest rates, up and down 300 basis points in 100 point increments. Assumptions used in calculating the amounts in this table are those assumptions utilized by the OTS in assessing the interest rate risk of the thrifts it regulates. NPV is calculated by the OTS for the purposes of interest rate risk assessment and should not be considered as an indicator of value of First Federal.

The rising rate scenarios reflect the decreasing NPV of equity. However, even during the rising rate environment of 2000 we improved our sensitivity from
(273)bp at December 31, 1999 to (220)bp at December 31, 2000, a 53bp improvement. As rates drop our NPV should improve.

                              At December 31, 2000

                                                                Net Portfolio Value as % of
                                     Net Portfolio Value          Present Value of Assets
Change In Rates     $ Amount      $ Change        % Change       NPV Ratio          Change
---------------     --------     ----------      ----------      ---------          ------
                                   (Dollars in Thousands)
    +300 bp         $ 16,343     $ (10,083)          (38)%         6.97%            (359) bp
    +200              20,051        (6,374)          (24)          8.35             (220)
    +100              23,474        (2,951)          (11)          9.57              (99)
       0              26,426             -             -          10.56                -
    -100              28,419         1,993             8          11.17               62
    -200              29,552         3,127            12          11.47               91
    -300              31,068         4,642            18          11.89              133

                              At December 31, 1999

                                                         Net Portfolio Value as % of
                    Net Portfolio Value                    Present Value of Assets
Change In Rates   $ Amount       $ Change      % Change   NPV Ratio         Change
---------------   --------       --------      --------   ---------         ------
                  (Dollars in Thousands)
     +300 bp      $ 12,802      $ (11,581)       (47)%      5.35%            (425) bp
     +200           16,779         (7,604)       (31)       6.87             (273)
     +100           20,721         (3,661)       (15)       8.31             (129)
        0           24,383              -          -        9.60                -
     -100           28,072          3,689         15       10.84              125
     -200           30,804          6,421         26       11.72              212
     -300           33,242          8,859         36       12.47              288

In the event of a 300 basis point change in interest rates based upon estimates as of December 31, 2000, First Federal would experience an 18% increase in NPV in a declining rate environment and a 38% decrease in NPV in a rising rate environment. During periods of rising rates, the value of monetary assets and liabilities decline. Conversely, during periods of falling rates, the value of monetary assets and liabilities increase. However, the amount of change in value of specific assets and liabilities due to changes in rates is not the same in a rising rate environment as in a falling rate environment (i.e., the amount of value increase under a specific rate decline may not equal the amount of value decrease under an identical upward rate movement). Based upon the NPV methodology, the increased level of interest rate risk experienced by First Federal in recent periods was due to the increased use of relatively short-term deposits and FHLB advances to fund the investment in loans with substantially longer maturities and our prior use of an interest rate index which lags behind market rate indices to adjust the interest rate on Adjustable Rate Mortgages ("ARM") loans originated prior to June 1999. Effective May 1, 1999 ARM loan applications are tied to the weekly one year CMT which is a current index. To the extent that we continue to use liabilities with shorter terms to maturity than the assets in which we invest, we will continue to experience increased levels of interest rate risk in a rising interest rate environment.

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


                                                                       Year Ended December 31,
                                                         2 0 0 0                                       1 9 9 9
                                    --------------------------------------------    -------------------------------------------
                                       Average           Interest                        Average       Interest
                                     Outstanding          Earned/       Yield/         Outstanding      Earned/        Yield/
                                       Balance             Paid          Rate            Balance         Paid           Rate
                                       -------             ----          ----            -------         ----           ----
                                                                       (Dollars in Thousands)
Interest-earning assets:
     Loans receivable(1)             $    207,119    $     17,063         8.24%     $    195,504    $     15,806         8.08%
     Securities                            28,376           1,844         6.50            21,948           1,395         6.36
     FHLB stock                             4,913             405         8.24             4,026             322         8.00
     Other interest-earning assets          3,550             253         7.13             3,297             199         6.04
                                     ------------    ------------                   ------------    ------------
         Total interest earning

           assets(1)                      243,958          19,565         8.02           224,775          17,722         7.88
                                     ------------    ------------                   ------------    ------------

 Non-interest earning assets               10,549                                          8,315
                                     ------------                                   ------------
         Total assets                $    254,507                                   $    233,090
                                     ============                                   ============

Interest-bearing liabilities:
     Savings                         $      9,738             196         2.01      $      9,970             199         2.00
     Money market                          18,092             895         4.95            21,602             930         4.31
     Demand and NOW                        11,013             165         1.50            11,185             170         1.52
     Time deposit accounts                 90,979           5,564         6.12            79,487           4,271         5.37
     Borrowings                            92,065           5,665         6.15            80,734           4,276         5.30
                                     ------------    ------------                   ------------    ------------

         Total interest bearing
           liabilities                    221,887          12,485         5.63           202,978           9,846         4.85
                                     ------------    ------------                   ------------    ------------

 Non-interest bearing liabilities           6,339                                          4,607
                                     ------------                                   ------------
         Total liabilities                228,226                                        207,585
         Total equity                      26,281                                         25,505
                                     ------------                                   ------------
         Total liabilities and
           equity                    $    254,507                                   $    233,090
                                     ============                                   ============

 Net interest income                                 $      7,080                                   $      7,876
                                                     ============                                   ============

 Net interest rate spread                                                 2.39%                                          3.03%
                                                                      ========                                       ========
 Net interest earning assets         $     22,071                                   $     21,797
                                     ============                                   ============
Net yield on average interest-
  earning assets                                                          2.90%                                          3.50%
                                                                      ========                                       ========

Average interest-earning assets to
   average interest-bearing liabilities                                   1.10x                                          1.11x
                                                                      ========                                       ========


                                                                  Year Ended December 31,
                                                        -------------------------------------------
                                                                          1 9 9 8
                                                        -------------------------------------------
                                                            Average       Interest
                                                          Outstanding      Earned/          Yield/
                                                            Balance         Paid             Rate
                                                            -------         ----             ----
                                                                     (Dollars in Thousands)
Interest-earning assets:
     Loans receivable(1)                                $    179,114     $     14,848         8.29%
     Securities                                               11,692              785         6.71
     FHLB stock                                                3,250              260         8.00
     Other interest-earning assets                             4,006              246         6.14
                                                        ------------     ------------
         Total interest earning
           assets(1)                                         198,062           16,139         8.15
                                                        ------------     ------------

 Non-interest earning assets                                   6,086
                                                        ------------
         Total assets                                   $    204,148
                                                        ============

Interest-bearing liabilities:
     Savings                                            $      9,577              235         2.45
     Money market                                             20,732            1,014         4.89
     Demand and NOW                                            9,947              148         1.49
     Time deposit accounts                                    79,156            4,516         5.71
     Borrowings                                               54,841            3,148         5.74
                                                        ------------     ------------

         Total interest bearing
           liabilities                                       174,253            9,061         5.20
                                                        ------------     ------------

 Non-interest bearing liabilities                              3,774
                                                        ------------
         Total liabilities                                   178,027
         Total equity                                         26,121
                                                        ------------
         Total liabilities and
           equity                                       $    204,148
                                                        ============

 Net interest income                                                     $      7,078
                                                                         ============

 Net interest rate spread                                                                     2.95%
                                                                                         =========
 Net interest earning assets                                             $     23,809
                                                                         ============
Net yield on average interest-
  earning assets                                                                              3.57%
                                                                                         =========

Average interest-earning assets to
   average interest-bearing liabilities                                                       1.14x
                                                                                         =========

(1) Calculated net of deferred loan fees, loan discounts, loans in process and allowance for loan losses.

Interest Rate Spread


The following table presents the weighted average yields on loans, investments and other interest-earning assets, and the weighted average rate on deposits and borrowings and the resulting interest rate spreads at the dates indicated.

                                                          At December 31,
                                                          ---------------
                                                    2000       1999      1998
                                                    ----       ----      ----
Weighted average yield on:
    Loans receivable...........................     8.41%      8.14%     8.17%
    Investment securities......................     6.82       6.72      6.88
    Other interest-earning assets..............     6.12       4.96      4.68
        Combined weighted average yield on
          interest-earning assets                   8.16       7.91      8.00
Weighted average rate on:
    Savings....................................     2.00       2.00      2.00
    Money market...............................     5.27       4.28      4.29
    NOW .......................................     1.55       1.53      1.49
    Time deposit accounts......................     6.54       5.65      5.48
    Borrowings.................................     6.17       4.91      5.40
    Repurchase agreements......................     5.77       5.38      4.53
        Combined weighted average rate on
        interest-bearing liabilities                5.82       4.89      4.89

Spread  .......................................     2.34       3.02      3.11

The loans receivable yield, which is the largest portion of interest income, increased 27 basis points to 8.41%, a 3.3% increase at the end of period 2000 yield compared to 8.14% at the end of 1999. The overall weighted average yield increased 25 basis points to 8.16% at the end of 2000 up from 7.91% at the end of 1999, a 3.2% increase. Interest-bearing liabilities rate changes were mixed on the major liability products. Time deposits increased to 6.54% at the end of 2000 compared to 5.65% at the end of 1999, a 89 basis point increase. Money market accounts increased 99 basis points to 5.27% at the end of 2000 compared to 4.28% at the end of 1999, a 23.1% increase. Borrowing rates increased 126 basis points in 2000 to 6.17% compared to 4.91% at the end of 1999. The repurchase agreements reflect the end of period rates paid on our repurchase accounts that compliment our sweep accounts which were introduced in 1998 for commercial customers. The combined interest-bearing liabilities weighted average rates increased to 5.82% at the end of 2000 compared to 4.89 % at the end of 1999. This 93 basis points increase in interest costs compared to the earning assets yields smaller increase of 25 basis points caused the spread to tighten to 2.34% at the end of 2000 compared to 3.02% at the end of 1999, a 68 basis point reduction over 1999.

Rate/Volume Analysis

The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and that due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to:

     o    Changes in volume (i.e., changes in volume multiplied by old rate)
     o    Changes in rate (i.e., changes in rate multiplied by old volume)

For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

                                                            Year Ended December 31,
                                          2000 vs. 1999                                 1999 vs. 1998
                          --------------------------------------------   ------------------------------------------
                                    Increase                                      Increase
                                   (Decrease)                Total               (Decrease)                Total
                                     Due to                Increase                Due to                Increase
                             Volume           Rate        (Decrease)       Volume           Rate        (Decrease)
                             ------           ----        ----------       ------           ----        ----------
                                                             (Dollars in Thousands)

Interest-earning assets:
     Loans receivable      $       953    $       304     $     1,257    $     1,332    $      (374)    $       958
     Securities                    417             32             449            654            (44)            610
     FHLB stock                     73             10              83             62              -              62
     Other interest-
       earning assets               16             38              54            (43)            (4)            (47)
                           -----------    -----------     -----------    -----------    -----------     -----------

     Total interest-
       earning assets      $     1,459    $       384     $     1,843    $     2,005    $      (422)    $     1,583
                           ===========    ===========     ===========    ===========    ============    ===========

Interest-bearing
  liabilities:
     Savings               $        (5)   $         2     $        (3)   $         9    $       (45)    $       (36)
     Money market                 (163)           128             (35)            41           (125)            (84)
     NOW                            (3)            (2)             (5)            19             3               22
     Time deposit
       accounts                    661            632           1,293             19           (264)           (245)
     Borrowings                    645            744           1,389          1,388           (260)          1,128
                           -----------    -----------     -----------    -----------    -----------     -----------

         Total interest-
           bearing
           liabilities     $     1,135    $     1,504     $     2,639    $     1,476    $      (691)    $       785
                           ===========    ===========     ===========    ===========    ===========     ===========

Net interest income                                       $      (796)                                  $       798
                                                          ===========                                   ===========

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

A standard measure of liquidity for thrift institutions is the ratio of cash and eligible investments to a certain percentage of net withdrawable savings and borrowings due within one year. As of December 31, 2000, First Federal's average liquidity ratio was 9.69%, of which 34.8% was comprised of short-term investments.

During the year ended December 31, 2000, there was a net increase in cash and cash equivalents of $677,000. The major source of funds during the year included an increase in deposits of $3.6 million, proceeds from maturities, principal payments and sales of securities of $7.9 million, and a net decrease in loans providing $6.4 million. These proceeds were used to fund a decrease of $13.0 million in borrowed funds, $5.1 million in securities purchased and $731,000 to purchase treasury stock.

During the year ended December 31, 1999, there was a net decrease in cash and cash equivalents of $396,000. The major source of funds during the year included an increase in deposits of $19.9 million and $21.7 million in borrowed funds, which were used to fund a net increase of $22.5 million in loans, $19.5 million in securities and $1.2 million to purchase treasury stock.

During the year ended December 31, 1998, there was a net increase in cash and cash equivalents of $1.5 million. The major source of funds during the year included an increase in deposits of $15.8 million, which were used to fund a net increase of $11.4 million in loans and $4.9 million to purchase treasury stock.

Under currently effective capital regulations, savings associations must meet a 4.0% core capital requirement and a total capital to risk weighted assets ratio of 8.0%. At December 31, 2000, First Federal's core capital ratio was 9.7% and its total capital to risk weighted assets ratio was 16.3%. Therefore, First Federal's capital significantly exceeds all capital requirements currently in effect.

During 2000, Northeast Indiana Bancorp completed its sixth stock repurchase program which began in July 1999. Northeast Indiana Bancorp also received approval from the OTS to begin its seventh stock repurchase program. As the stock is repurchased, it becomes treasury stock and can be used for general corporate purposes. The seventh repurchase program was approved in August 2000 for 6.75% of the outstanding shares or 117,000 shares. Northeast Indiana Bancorp had repurchased 40,500 of the shares authorized under the seventh repurchase plan as of December 31, 2000. At December 31, 2000 we had 948,136 shares of treasury stock and 1,692,536 shares outstanding.

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

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Northeast Indiana Bancorp, Inc.
Huntington, Indiana

We have audited the accompanying consolidated balance sheets of Northeast Indiana Bancorp, Inc. and Subsidiary as of December 31, 2000 and 1999 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 2000, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northeast Indiana Bancorp, Inc. and Subsidiary as of December 31, 2000 and 1999 and the results of their operations and their cash flows for the years ended December 31, 2000, 1999 and 1998 in conformity with generally accepted accounting principles.

                                        /s/  Crowe, Chizek and Company LLP
                                        ----------------------------------
                                        Crowe, Chizek and Company LLP


South Bend, Indiana
February 16, 2001

                         NORTHEAST INDIANA BANCORP, INC.
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2000 and 1999
--------------------------------------------------------------------------------

                                                                                   2000                 1999
                                                                                   ----                 ----
ASSETS
Interest earning cash and cash equivalents                                   $       3,208,993    $       2,938,701
Noninterest earning cash and cash equivalents                                        3,367,273            2,960,502
                                                                             -----------------    -----------------
     Total cash and cash equivalents                                                 6,576,266            5,899,203
Interest-earning deposits in financial institutions                                          -              100,000
Securities available for sale                                                       31,226,026           33,192,217
Securities held to maturity (fair value:  2000 - $383,000;
  1999 - $456,511)                                                                     383,000              456,511
Loans receivable, net of allowance for loan losses of
  $2,001,172 in 2000 and $1,766,700 in 1999                                        200,151,133          208,394,576
Accrued interest receivable                                                            895,612              839,967
Premises and equipment, net                                                          2,244,179            2,292,342
Investments in limited liability partnerships                                        1,703,839            1,332,128
Other assets                                                                         3,914,247            2,239,874
                                                                             -----------------    -----------------

     Total assets                                                            $     247,094,302    $     254,746,818
                                                                             =================    =================

LIABILITIES AND SHAREHOLDERS' EQUITY
Demand deposits                                                              $       4,571,661    $       4,407,411
Savings                                                                              9,265,835            9,709,295
NOW and MMDA                                                                        30,896,868           30,544,441
Time deposits                                                                      102,071,754           98,550,446
                                                                             -----------------    -----------------
     Total deposits                                                                146,806,118          143,211,593
Borrowed funds                                                                      72,538,670           84,753,919
Accrued expenses and other liabilities                                               1,175,757            1,126,007
                                                                             -----------------    -----------------
     Total liabilities                                                             220,520,545          229,091,519

Shareholders' equity
     Preferred stock, no par value; 500,000 shares
       authorized; 0 shares issued                                                           -                    -
     Common stock, $.01 par value; 4,000,000 shares
       authorized; 2,640,672 shares issued;
       2000 - 1,692,536 shares outstanding;
       1999 - 1,753,520 shares outstanding                                              26,407               26,407
     Additional paid in capital                                                     28,817,843           28,733,423
     Retained earnings, substantially restricted                                    11,213,771           10,641,144
     Unearned employee stock ownership plan shares                                    (766,395)          (1,018,325)
     Unearned recognition and retention plan shares                                    (21,196)            (229,851)
     Accumulated other comprehensive loss,  net of tax                                 (55,418)            (543,742)
     Treasury stock, at cost; 2000 - 948,136 shares;
       1999 - 887,152  shares                                                      (12,641,255)         (11,953,757)
                                                                             -----------------    -----------------
         Total shareholders' equity                                                 26,573,757           25,655,299
                                                                             -----------------    -----------------

              Total liabilities and shareholders' equity                     $     247,094,302    $     254,746,818
                                                                             =================    =================


--------------------------------------------------------------------------------
                   The accompanying notes are an integral part of these consolidated financial statements.

                         NORTHEAST INDIANA BANCORP, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

                                                                 2000                1999               1998
                                                                 ----                ----               ----
Interest income
     Loans, including fees                                   $    17,062,817     $    15,805,546    $    14,848,080
     Taxable securities                                            2,227,100           1,692,134          1,025,151
     Non-taxable securities                                           22,317              25,031             19,706
     Deposits with financial institutions                            253,305             198,964            246,175
                                                             ---------------     ---------------    ---------------
         Total interest income                                    19,565,539          17,721,675         16,139,112

Interest expense
     Deposits                                                      6,820,286           5,569,243          5,912,572
     Borrowed funds                                                5,665,012           4,276,240          3,148,229
                                                             ---------------     ---------------    ---------------
         Total interest expense                                   12,485,298           9,845,483          9,060,801
                                                             ---------------     ---------------    ---------------

Net interest income                                                7,080,241           7,876,192          7,078,311

     Provision for loan losses                                     1,590,546             448,647            359,988
                                                             ---------------     ---------------    ---------------

Net interest income after provision for loan
  losses                                                           5,489,695           7,427,545          6,718,323

Noninterest income
     Service charges on deposit accounts                             362,188             343,928            287,480
     Net loss on sale of securities                                  (11,886)                  -                  -
     Net gain on sale of loans                                        22,531                   -                  -
     Other service charges and fees                                  636,760             488,199            443,375
                                                             ---------------     ---------------    ---------------
         Total noninterest income                                  1,009,593             832,127            730,855

Noninterest expense
     Salaries and employee benefits                                2,530,911           2,126,443          1,841,998
     Occupancy                                                       440,456             408,578            357,133
     Data processing                                                 571,854             530,758            436,757
     Deposit insurance premium                                        27,335              74,016             67,637
     Professional fees                                               200,755             130,901            143,960
     Correspondent bank charges                                      233,658             227,953            144,637
     Other expense                                                   769,989             695,798            699,176
                                                             ---------------     ---------------    ---------------
         Total noninterest expense                                 4,774,958           4,194,447          3,691,298
                                                             ---------------     ---------------    ---------------

Income before income taxes                                         1,724,330           4,065,225          3,757,880

     Income tax expense                                              440,887           1,475,288          1,368,526
                                                             ---------------     ---------------    ---------------

Net income                                                   $     1,283,443     $     2,589,937    $     2,389,354
                                                             ===============     ===============    ===============

Basic earnings per common share                              $          0.80     $          1.59    $         1.36
                                                             ===============     ===============    ==============
Diluted earnings per common share                            $          0.79     $          1.54    $         1.28
                                                             ===============     ===============    ==============

--------------------------------------------------------------------------------
                   The accompanying notes are an integral part of these consolidated financial statements.

                         NORTHEAST INDIANA BANCORP, INC.
            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                        December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

                                                                                                    Unearned
                                                                                                    Employee         Unearned
                                                                 Additional                          Stock          Recognition
                                                 Common            Paid in          Retained        Ownership      and Retention
                                                  Stock            Capital          Earnings       Plan Shares      Plan Shares
                                                  -----            -------          --------       -----------      -----------
Balance, January 1, 1998                     $       21,821    $   21,350,326    $   13,956,340   $  (1,309,275)   $    (621,817)

Net income                                                -                 -         2,389,354               -                 -

Other comprehensive income:
  Net change in unrealized gains (losses)
    on securities available for sale                      -                 -                 -               -                 -
  Total tax effect                                        -                 -                 -               -                 -

     Total other comprehensive income                     -                 -                 -               -                 -


Total comprehensive income                                -                 -                 -               -                 -

Cash dividends ($.29 per share)                           -                 -          (576,273)              -                 -

Purchase of  257,591 shares of treasury stock             -                 -                 -               -                 -
Issuance of 23,220 shares of treasury stock
  upon exercise of stock options                          -           (31,234)                -               -                 -
Tax effect on stock plans                                 -            50,762                 -               -                 -
17,603 shares committed to be released
  under the ESOP                                          -           149,764                 -         145,475                 -
Purchase of 1,210 treasury stock shares for RRP           -             8,656                 -               -           (21,843)
Amortization of RRP contributions                         -                 -                 -               -           209,988

Issuance of 218,341 common shares from
  declaration of 10% stock dividend                   2,184         3,600,443        (3,602,627)              -                 -
                                             --------------    --------------    --------------   -------------    --------------
Balance, December 31, 1998                           24,005        25,128,717        12,166,794      (1,163,800)         (433,672)

Net income                                                -                 -        $2,589,937               -                 -

Other comprehensive loss:
  Net change in unrealized gains (losses)
    on securities available for sale                      -                 -                 -               -                 -
  Total tax effect                                        -                 -                 -               -                 -

     Total other comprehensive loss                       -                 -                 -               -                 -


Total comprehensive income                                -                 -                 -               -                 -

Cash dividends ($.35 per share)                           -                 -          (617,467)              -                 -

Purchase of 84,020 shares of treasury stock               -                 -                 -               -                 -
Issuance of 2,453 shares of treasury stock upon
  exercise of stock options                               -            (3,298)                -               -                 -
Tax effect on stock plans                                 -            16,733                 -               -                 -
17,603 shares committed to be released
  under the ESOP                                          -            93,570                 -         145,475                 -
Purchase of 550 treasury stock shares for RRP                  -                 1,983            -           -            (8,063)
Amortization of RRP contributions, net of
  5,281 RRP shares forfeited                              -                 -                 -               -           211,884

Issuance of 240,206 common shares from
  declaration of 10% stock dividend                   2,402         3,495,718        (3,498,120)              -                 -
                                             --------------    --------------    --------------   -------------    --------------
Balance, December 31, 1999                           26,407        28,733,423        10,641,144      (1,018,325)         (229,851)

Net income                                                -                 -         1,283,443               -                 -
Other comprehensive income:
  Net change in unrealized gains (losses)                 -                 -                 -               -                 -
    on securities available for sale, net of
    reclassification                                      -                 -                 -               -                 -
  Total tax effect                                        -                 -                 -               -                 -

     Total other comprehensive income                     -                 -                 -               -                 -


Total comprehensive income                                -                 -                 -               -                 -

Cash dividends ($.41 per share)                           -                 -          (710,816)              -                 -

Purchase of 64,922 shares of treasury stock               -                 -                 -               -                 -
Issuance of 4,422 shares of treasury stock upon on
  exercise of stock options                               -            (5,942)                -               -                 -
30,500 shares committed to be released
  under the ESOP                                          -            90,233                 -         251,930                 -
Purchase of 500 treasury stock shares for RRP             -               129                 -               -            (5,656)
Amortization of RRP contributions, net of
  984 RRP shares forfeited                                -                 -                 -               -           214,311
                                             --------------    --------------    --------------   -------------    --------------
Balance, December 31, 2000                   $       26,407    $   28,817,843    $   11,213,771   $    (766,395)   $      (21,196)
                                             ==============    ==============    ==============   =============    ==============

                                                     Accumulated
                                                       Other
                                                    Comprehensive                    Total
                                                    Income (Loss),   Treasury     Shareholders'
                                                     Net of Tax       Stock         Equity
                                                     ----------       -----         ------
Balance, January 1, 1998                            $    41,672    $(6,146,433)  $   27,292,634

Net income                                                    -              -        2,389,354

Other comprehensive income:
  Net change in unrealized gains (losses)
    on securities available for sale                      5,996              -                -
  Total tax effect                                       (3,563)             -                -
                                                   ------------
     Total other comprehensive income                     2,433              -            2,433
                                                                                 --------------

Total comprehensive income                                    -              -        2,391,787

Cash dividends ($.29 per share)                               -              -         (576,273)

Purchase of  257,591 shares of treasury stock                 -     (4,907,522)      (4,907,522)
Issuance of 23,220 shares of treasury stock
  upon exercise of stock options                              -        279,255          248,021
Tax effect on stock plans                                     -              -           50,762
17,603 shares committed to be released
  under the ESOP                                              -              -          295,239
Purchase of 1,210 treasury stock shares for RRP               -         13,187                -
Amortization of RRP contributions                             -              -          209,988

Issuance of 218,341 common shares from
  declaration of 10% stock dividend                           -              -                -
                                                   ------------    -----------   --------------
Balance, December 31, 1998                               44,105    (10,761,513)      25,004,636

Net income                                                    -              -        2,589,937

Other comprehensive loss:
  Net change in unrealized gains (losses)
    on securities available for sale                   (975,223)             -                -
  Total tax effect                                      387,376              -                -
                                                   ------------
     Total other comprehensive loss                    (587,847)             -         (587,847)
                                                                                 --------------

Total comprehensive income                                    -              -        2,002,090

Cash dividends ($.35 per share)                               -              -         (617,467)

Purchase of 84,020 shares of treasury stock                   -     (1,166,525)      (1,166,525)
Issuance of 2,453 shares of treasury stock upon
  exercise of stock options                                   -         27,114           23,816
Tax effect on stock plans                                     -              -           16,733
17,603 shares committed to be released
  under the ESOP                                              -              -          239,045
Purchase of 550 treasury stock shares for RRP                 -          6,080               -
Amortization of RRP contributions, net of
  5,281 RRP shares forfeited                                  -        (58,913)         152,971

Issuance of 240,206 common shares from
  declaration of 10% stock dividend                           -              -                -
                                                   ------------    -----------   --------------
Balance, December 31, 1999                             (543,742)   (11,953,757)      25,655,299

Net income                                                    -              -        1,283,443
Other comprehensive income:
  Net change in unrealized gains (losses)                     -              -                -
    on securities available for sale, net of
    reclassification                                    806,828              -                -
  Total tax effect                                     (318,504)             -                -
                                                   -------------
     Total other comprehensive income                   488,324              -          488,324
                                                                                 --------------

Total comprehensive income                                    -              -        1,771,767

Cash dividends ($.41 per share)                               -              -         (710,816)

Purchase of 64,922 shares of treasury stock                   -       (730,927)        (730,927)
Issuance of 4,422 shares of treasury stock upon
  exercise of stock options                                   -         48,879           42,937
30,500 shares committed to be released
  under the ESOP                                              -              -          342,163
Purchase of 500 treasury stock shares for RRP                 -          5,527                -
Amortization of RRP contributions, net of
  984 RRP shares forfeited                                    -        (10,977)         203,334
                                                   ------------    -----------   --------------

Balance, December 31, 2000                         $    (55,418)  $(12,641,255)  $   26,573,757
                                                   ============    ===========   ==============


--------------------------------------------------------------------------------
                   The accompanying notes are an integral part of these consolidated financial statements.

                         NORTHEAST INDIANA BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2000, 1999 and 1998

--------------------------------------------------------------------------------

                                                                       2000             1999              1998
                                                                       ----             ----              ----
Cash flows from operating activities
     Net income                                                   $    1,283,443    $   2,589,937    $    2,389,354
     Adjustments to reconcile net income
       to net cash from operating activities
         Depreciation and amortization                                   392,626          239,731           161,240
         Provision for loan losses                                     1,590,546          448,647           359,988
         Net (gain) loss on sale of:
              Foreclosed real estate and repossessed assets               68,474           13,925           (10,387)
              Premises and equipment                                      14,251             (160)           (8,481)
              Securities available for sale                               11,886                -                 -
              Loans held for sale                                        (22,531)               -                 -
         Originations of loans held for sale                          (1,158,650)               -                 -
         Proceeds from loans sold                                      1,181,181                -                 -
         Reduction of obligation under ESOP                              342,163          239,045           295,239
         Amortization of RRP                                             203,334          152,971           209,988
         Net change in:
              Other assets                                            (1,331,881)        (114,685)         (326,636)
              Accrued interest receivable                                (55,645)        (352,574)           24,557
              Accrued expenses and other liabilities                      49,750          121,908              (396)
                                                                  --------------    -------------    --------------
                  Total adjustments                                    1,285,504          748,808           705,112
                                                                  --------------    -------------    --------------
                      Net cash from operating activities               2,568,947        3,338,745         3,094,466

Cash flows from investing activities

     Net decrease in interest-bearing deposits in
       financial institutions                                            100,000                -                 -
     Purchases of securities available for sale                       (5,129,734)     (25,002,756)       (5,334,188)
     Proceeds from maturities and principal payments of:
         Securities available for sale                                   393,361        4,539,207         6,328,978
         Securities held to maturity                                      73,463           71,913           228,422
     Proceeds from sale of securities available for sale               7,479,825                -                 -
     Purchases of loans                                               (1,006,837)      (2,400,000)       (3,045,695)
     Proceeds from sale of participation loans                                 -          273,049         2,430,541
     Net change in loans                                               6,396,582      (20,932,437)      (11,390,311)
     Proceeds from sale of foreclosed real estate and
       repossessed assets                                                533,682          170,261           177,750
     Expenditures on premises and equipment                             (213,296)        (244,245)         (481,452)
     Proceeds from sale of premises and equipment                            600              350             8,825
                                                                  --------------    -------------    --------------
                  Net cash from investing activities                   8,627,646      (43,524,658)      (11,077,130)
                                                                  --------------    -------------    --------------

Cash flows from financing activities
     Net change in deposits                                            3,594,525       19,876,011        15,785,796
     Advances from FHLB                                              149,000,000      101,000,000        67,000,000
     Repayment of FHLB advances                                     (162,099,085)     (82,598,967)      (67,898,967)
     Payments of demand notes                                           (465,000)        (641,250)        (393,750)
     Net change in other borrowed funds                                  848,836        3,913,861          201,310
     Dividends paid                                                     (710,816)        (617,467)         (576,273)
     Purchase of stock                                                  (730,927)      (1,166,525)       (4,907,522)
     Sale of treasury stock                                               42,937           23,816           248,021
                                                                  --------------    -------------    --------------
                  Net cash from financing activities                 (10,519,530)      39,789,479         9,458,615
                                                                  --------------    -------------    --------------

Net change in cash and cash equivalents                                  677,063         (396,434)        1,475,951
Cash and cash equivalents at beginning of year                         5,899,203        6,295,637         4,819,686
                                                                  --------------    -------------    --------------

Cash and cash equivalents at end of year                          $    6,576,266    $   5,899,203    $    6,295,637
                                                                  ==============    =============    ==============

Cash paid for:
     Interest                                                     $   12,540,501    $   9,754,294    $    9,093,839
     Income taxes                                                        851,975        1,442,300         1,637,000
Non-cash transactions:
     Investment in obligation relative to limited partnership     $      500,000    $           -    $      650,000
     Transfer from loans to other real estate and
       repossessed assets                                              1,263,152          122,474           278,075


--------------------------------------------------------------------------------
                   The accompanying notes are an integral part of these consolidated financial statements.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

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

The primary source of income for Northeast Indiana Bancorp is the origination of commercial and residential real estate loans in northeastern Indiana. Loans secured by real estate mortgages comprise approximately 81% and 80% of the loan portfolio at December 31, 2000 and 1999, and are primarily secured by residential mortgages.

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

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days. Payments received on such loans are reported as principal reductions.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

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

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income(loss). Other comprehensive income(loss) includes unrealized gains and losses on securities available for sale, net of tax, which are also recognized as separate components of equity.

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

New Accounting Pronouncements: Beginning January 1, 2001, a new accounting standard will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. This standard did not have a material effect on Northeast Indiana Bancorp at January 1, 2001.

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

NOTE 2 - SECURITIES

Year end securities were as follows:

                                                                   Gross             Gross
                                              Amortized         Unrealized        Unrealized           Fair
                                                Cost               Gains            Losses             Value
                                          ----------------    -------------      -------------    --------------
Available for sale - 2000
     U.S. Government agencies             $     18,408,303    $           -      $     (49,463)   $   18,358,840
     Mutual funds                                  865,598                -                  -           865,598
     Mortgage-backed                             6,903,937                -            (40,932)        6,863,005
     States and political
       subdivisions                                228,595                -             (3,012)          225,583
     Equity                                      4,913,000                -                  -         4,913,000
                                          ----------------    -------------      -------------    --------------

                                          $     31,319,433    $           -      $     (93,407)   $   31,226,026
                                          ================    =============      =============    ==============

Available for sale - 1999
     U.S. Government agencies             $     25,874,381    $           -      $    (838,841)   $   25,035,540
     Mutual funds                                  814,409                -                  -           814,409
     Mortgage-backed                             2,290,662                -            (44,594)        2,246,068
     States and political
       subdivisions                                200,000                -            (16,800)          183,200
     Equity                                      4,913,000                -                  -         4,913,000
                                          ----------------    -------------      -------------    --------------

                                          $     34,092,452    $           -      $    (900,235)   $   33,192,217
                                          ================    =============      =============    ==============

Held to maturity - 2000
     States and political
       subdivisions                       $        268,000    $           -     $           -    $       268,000
     Other debt securities                         115,000                -                 -            115,000
                                          ----------------    -------------     -------------    ---------------

                                          $        383,000    $           -     $           -    $       383,000
                                          ================    =============     =============    ===============

Held to maturity - 1999
     States and political
       subdivisions                       $        341,000    $           -     $           -    $       341,000
     Other debt securities                         115,511                -                 -            115,511
                                          ----------------    -------------     -------------    ---------------

                                          $        456,511    $           -     $           -    $       456,511
                                          ================    =============     =============    ===============

Contractual maturities of debt securities at year end 2000 were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.


                                      Available for Sale                    Held to Maturity
                                      ------------------                    ----------------
                                  Amortized           Fair             Amortized            Fair
                                    Cost              Value              Cost               Value
                                    ----              -----              ----               -----
Due in one year or less       $     5,674,551    $    5,649,641     $            -    $             -
Due from one to five years         11,733,752        11,718,574            383,000            383,000
Due from five to ten years          1,228,595         1,216,208                  -                  -
Mortgage backed securities          6,903,937         6,863,005                  -                  -
                              ---------------    --------------     --------------    ---------------

                              $    25,540,835    $   25,447,428     $      383,000    $       383,000
                              ===============    ==============     ==============    ===============

Sales of securities available for sale were as follows:

                          2000               1999               1998
                          ----               ----               ----

Proceeds             $    7,479,825     $            -    $             -
Gross gains                       -                  -                  -
Gross losses                (11,886)                 -                  -


NOTE 3 - LOANS RECEIVABLE, NET Year end loans were as follows:

                                                         2000                 1999
                                                         ----                 ----
Mortgage
    Secured by one-to-four family residences     $     117,682,798    $    119,283,175
    Secured by other properties                         28,896,465          28,249,799
    Construction - residential                           4,264,083           7,475,391
    Construction - nonresidential                        2,923,481           5,138,236
Automobile                                              14,098,321          15,441,586
Credit card                                              2,652,431           2,364,346
Commercial                                              20,729,529          24,184,104
Home equity and second mortgage                          8,212,495           7,171,773
Other consumer                                           4,822,030           5,616,721
                                                 -----------------    ----------------
    Subtotal                                           204,281,633         214,925,131
Less:
    Loans in process                                      (155,467)           (443,138)
    Undisbursed portion of construction loans           (1,745,399)         (4,087,965)
    Net deferred loan origination fees                    (228,462)           (232,752)
    Allowance for loan losses                           (2,001,172)         (1,766,700)
                                                 -----------------    ----------------
    Loans receivable, net                        $     200,151,133    $    208,394,576
                                                 =================    ================

Activity in the allowance for loan losses was as follows:

                                             2000              1999               1998
                                             ----              ----               ----
     Balance at beginning of year      $    1,766,700     $    1,454,000    $     1,194,000
     Provision charged to income            1,590,546            448,647            359,988
     Charge-offs                           (1,410,039)          (185,896)          (145,989)
     Recoveries                                53,965             49,949             46,001
                                       --------------     --------------    ---------------

     Balance at end of year            $    2,001,172     $    1,766,700    $     1,454,000
                                       ==============     ==============    ===============

Impaired loans were as follows:

                                                             2000                1999
                                                             ----                ----
     Year-end loans with no allocated allowance
       for loan losses                                   $    3,702,127    $     1,000,000
     Year-end loans with allocated allowance
       or loan losses                                         4,770,889          1,387,247
                                                         --------------    ---------------

     Total                                               $    8,473,016    $     2,387,247
                                                         ==============    ===============

     Amount of the allowance for loan losses allocated   $      912,313    $       510,052

     Average of impaired loans during the year                3,514,345            869,454

     Interest income recognized during impairment                18,748            136,123
     Cash-basis interest income recognized                       18,748             47,087

NOTE 4 - PREMISES AND EQUIPMENT, NET

Year end premises and equipment were as follows:

                                                 2000                1999
                                                 ----                ----

Land$                                        $      458,331    $       458,331
Buildings and leasehold improvements              1,942,648          1,914,117
Furniture, fixtures and equipment                 1,154,469          1,091,242
                                             --------------    ---------------
    Total cost                                    3,555,448          3,463,690
Accumulated depreciation and amortization        (1,311,269)        (1,171,348)
                                             --------------    ---------------

                                             $    2,244,179    $     2,292,342
                                             ==============    ===============

Depreciation  expense was  $247,000,  $217,000 and  $180,000 for 2000,  1999 and
1998.

NOTE 5 - DEPOSITS

Time deposits of $100,000 or more were $59,331,000 and $52,999,000 at year end 2000 and 1999.

Scheduled maturities of time deposits for the next five years were as follows:

      2001              $     76,386,574
      2002                    18,562,736
      2003                     4,613,015
      2004                     1,040,665
      2005                     1,468,764
                        ----------------
                        $    102,071,754


NOTE 6 - BORROWED FUNDS

Year end borrowed funds were as follows:

                                                  2000                 1999
                                                  ----                 ----

Federal Home Loan Bank advances              $     67,399,663   $     80,498,748
Securities sold under repurchase agreements         4,964,007          4,115,171
Demand notes                                          175,000            140,000
                                             ----------------   ----------------

                                             $     72,538,670   $     84,753,919
                                             ================   ================

The majority of the FHLB advances have variable interest rates ranging from 4.92% to 6.88%. Scheduled maturities at year end 2000 were as follows:

      2001               $     25,399,663
      2003                     10,000,000
      2007                     10,000,000
      2008                      5,000,000
      2010                     17,000,000
      Thereafter                        -
                         ----------------
                         $     67,399,663

FHLB advances are secured by Federal Home Loan Bank stock, eligible mortgage loans and specifically pledged securities. At December 31, 2000 and 1999, collateral of approximately $124 million and $135 million was pledged to the FHLB to secure advances outstanding.

An analysis of securities sold under agreements to repurchase is as follows:

                                                      2000            1999
                                                      ----            ----

Highest month end balance                         $ 18,271,163   $ 15,460,000
Average balance                                      7,305,166      6,270,000
Weighted average interest rate during the period          5.89%          4.84%
Weighted average interest rate at end of period           5.77%          5.38%

Securities with amortized cost of approximately $5,000,000 and $5,000,000 and fair values of approximately $5,006,000 and $4,985,000, at year end 2000 and 1999 were pledged as collateral for securities sold under repurchase agreements.

At year end 2000 and 1999, securities sold under agreements to repurchase had maturities of one day.

The demand notes relate to investments in limited partner interests in partnerships formed for the construction, ownership and management of affordable housing projects. The total original amount of the notes was $1,900,000 for 2000 and $1,400,000 for 1999, with $1,725,000 and $1,260,000 funded at year end 2000 and 1999. Payments are required within five days of written demand; however, the note may be prepaid in full or in part at the option of the maker at any time without penalty. The obligation to make payment is absolute and unconditional.

NOTE 7 - EMPLOYEE BENEFITS

Employee Pension Plan: First Federal is part of a noncontributory multi-employer defined benefit pension plan covering substantially all employees. The trustees of the Financial Institutions Retirement Fund administer the plan. There is no separate actuarial valuation of plan benefits nor segregation of plan assets specifically for First Federal because the plan is a multi-employer plan and separate actuarial valuations are not made with respect to each employer nor are the plan assets so segregated. Expense for 2000, 1999 and 1998 was approximately $137,000, $108,000, and $23,000.

401(k) Plan: Northeast Indiana Bancorp has a 401(k) plan for all employees who have completed one year of service (1,000 hours). Participants may make deferrals up to 15% of compensation. Northeast Indiana Bancorp matches 50% of elective deferrals on the first 6% of the participant's compensation. Expense for 2000, 1999 and 1998 was approximately $39,000, $39,000 and $32,000.

Supplemental Retirement Plans: First Federal has a supplemental retirement plan for the President and a deferred compensation plan for certain directors of First Federal. First Federal is recording an expense equal to the change in the present value of the payment due at retirement based on the projected remaining years of service using the projected unit credit method. The balance of the plans was approximately $320,000 and $219,000 at year-end 2000 and 1999. The cost of the plans was approximately $162,000, $68,000 and $61,000 for 2000, 1999 and 1998.

First Federal has purchased insurance on the lives of the participants in the supplemental retirement plan and the deferred compensation plan with First Federal as beneficiary. The cash surrender value of the life insurance was approximately $1,889,000 and $930,000 at year-end 2000 and 1999. The income derived from the investment in life insurance included in other income was approximately $86,000, $42,000 and $40,000 for 2000, 1999 and 1998.

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

Contributions, including dividends on unearned ESOP shares, were approximately $252,000 during 2000 and $145,000 for both 1999 and 1998. ESOP compensation expense was approximately $342,000, $239,000, and $295,000 for 2000, 1999 and
1998.

Shares held by the ESOP at year end are as follows:

                                                2000               1999
                                                ----               ----

     Allocated shares                              87,706             70,105
     Shares released for allocation                30,500             17,603
     Unreleased shares                             92,717            123,217
     Shares vested and withdrawn                      338                336
                                           --------------    ---------------

         Total ESOP shares                        211,261            211,261
                                           ==============    ===============

         Fair value of unreleased shares   $      903,991    $     1,524,810
                                           ==============    ===============

Recognition and Retention Plan (RRP): The RRP provides for issue of shares to directors, officers and employees. The maximum total shares available under the RRP are 105,620. During 1998, an additional 1,210 shares were awarded at $18.05; in 1999, there were an additional 550 shares awarded at $14.66 and in 2000, there were an additional 500 shares awarded at $11.31. Also in 2000 and 1999, 984 and 5,281 shares were forfeited and added to treasury stock. The expense associated with the RRP was approximately $203,000, $153,000 and $210,000 in 2000, 1999 and 1998.

NOTE 8 - INCOME TAXES

Income tax expense is summarized as follows:

                                2000              1999               1998
                                ----              ----               ----

Current federal           $      527,427     $    1,301,712    $     1,147,495
Deferred federal                (163,189)          (182,585)           (95,097)
Current state                    108,667            384,969            329,538
Deferred state                   (32,018)           (28,808)           (13,410)
                          --------------     --------------    ---------------

    Income tax expense    $      440,887     $    1,475,288    $     1,368,526
                          ==============     ==============    ===============

Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income before income taxes as a result of the following:

                                                         2000              1999               1998
                                                         ----              ----               ----
Income taxes at statutory rate                     $      586,272     $    1,382,177    $     1,277,679
Tax effect of:
     State tax, net of federal income tax effect           50,588            235,066            208,644
     Low income housing credit                           (173,465)          (138,000)           (72,372)
     Other, net                                           (22,508)            (3,955)           (45,425)
                                                   --------------     --------------    ---------------
         Income tax expense                        $      440,887     $    1,475,288    $     1,368,526
                                                   ==============     ==============    ===============

Effective tax rate                                           25.6%              36.3%              36.4%
                                                             ====               ====               ====

The components of the net deferred tax asset recorded in the balance sheet at year end are as follows:


                                                           2000               1999
                                                           ----               ----
Deferred tax assets
    Deferred compensation                             $      126,846    $        87,117
    Bad debts                                                633,174            495,717
    Deferred loan fees                                        90,494             92,170
    Unearned compensation                                     85,270             60,809
    Unrealized loss on securities available for sale          36,349            356,493
    Other                                                     67,391             41,095
                                                      --------------    ---------------
                                                           1,039,524          1,133,401
Deferred tax liabilities

    Depreciation                                            (104,590)          (122,915)
    Other                                                   (138,880)           (89,495)
                                                      --------------    ---------------
                                                            (243,470)          (212,410)
                                                      --------------    ---------------

    Net deferred tax asset                            $      796,054    $       920,991
                                                      ==============    ===============

Retained earnings at December 31, 2000 and 1999 include approximately $1.3 million for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $442,000 at December 31, 2000 and 1999. Legislation passed in August 1996 now requires the Company to deduct a provision for bad debts for tax purposes based on actual loss experience and to recapture the excess bad debt reserve accumulated in tax years after 1986. The related amount of deferred tax liability, which must be recaptured, is $276,000 and is payable over a six-year period that began in 1998.

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

At year end, actual First Federal capital levels (in millions) and minimum required levels were:

                                                                             Minimum Required
                                                                                To Be Well
                                                      Minimum Required          Capitalized
                                                         For Capital      Under Prompt Corrective
                                        Actual        Adequacy Purposes     Action Regulations
                                        ------        -----------------     ------------------
                                  Amount      Ratio   Amount      Ratio     Amount     Ratio
                                  ------      -----   ------      -----     ------     -----
2000
Total capital
  (to risk weighted assets)       $  25.7    16.3%    $ 12.6      8.0%      $ 15.8       10.0%
Tier 1 (core) capital
  (to risk weighted  assets)         24.0    15.2        6.3      4.0          9.5        6.0
Tier 1 (core) capital
  (to adjusted total  assets)        24.0     9.7        9.9      4.0         12.3        5.0

Tier 1 (core) capital
  (to average assets)                24.0     9.4       10.2      4.0         12.7        5.0

1999

Total capital
  (to risk weighted assets)       $  25.2    15.5%    $ 13.0      8.0%      $ 16.3       10.0%
Tier 1 (core) capital
  (to risk weighted  assets)         23.9    14.7        6.5      4.0          9.8        6.0
Tier 1 (core) capital
  (to adjusted total  assets)        23.9     9.4       10.2      4.0         12.7        5.0
Tier 1 (core) capital
  (to average assets)                23.9    10.3        9.3      4.0         11.7        5.0

First Federal was categorized as well capitalized at year end 2000 and 1999.

Regulations of the Office of Thrift Supervision limit the amount of dividends and other capital distributions that may be paid by savings institutions without prior approval of the Office of Thrift Supervision. The regulatory restriction is based on a three-tiered system with the greatest flexibility being afforded to well-capitalized (Tier 1) institutions. First Federal is currently a Tier 1 institution. Accordingly, First Federal can make, without prior regulatory approval, distributions during a calendar year up to 100% of its retained net income for the calendar year-to-date plus retained net income for the previous two calendar years as long as First Federal would remain well-capitalized, as defined by the Office of Thrift Supervision prompt corrective action regulations, following the proposed distribution. At year end 2000, approximately $1.4 million of the Bank's retained earnings are potentially available for distribution without regulatory approval.

NOTE  10  -  COMMITMENTS  AND  CONTINGENCIES  AND  FINANCIAL   INSTRUMENTS  WITH
OFF-BALANCE SHEET-RISK

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

Financial instruments with off-balance-sheet risk were as follows at year end.

                                        2000               1999
                                        ----               ----

     Fixed rate commitments         $   1,185,677     $   4,429,000
     Variable rate commitments         10,578,435        13,901,000
     Credit card arrangements           4,904,954         4,462,000
     Letters of credit                    794,101         1,109,000

Most loan commitments have terms up to 60 days. At year end 2000, fixed commitments have contractual rates ranging from 7.75% to 10.13%. Credit cards are fixed at 14.9% or 9.8%. Most variable rate arrangements are tied either to national monthly median cost of funds, prime or the U.S. Treasury bill rate and have spreads between 0% and 5%.

Certain executives of the Bank have employment contracts, which are based upon changes of control. The employment contracts range between one to three years worth of the officers' salaries.

NOTE 11 - STOCK OPTIONS

Options to buy stock are granted to directors, officers and employees under the stock option and incentive plan. Exercise price is the market price at date of grant. The maximum option term is ten years and options vest over five years. At year end 2000, 11,312 shares were authorized for future grants.

Financial Accounting Standard No. 123 requires pro forma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. Accordingly, the following pro forma information presents net income and earnings per share had the fair value method been used to measure compensation cost for stock option plans. No compensation cost was actually recognized for stock options for 2000, 1999 and 1998.

                                                     2000             1999            1998
                                                     ----             ----            ----
Net income as reported                         $     1,283,443  $    2,589,937  $     2,389,354
Pro forma net income                                 1,102,982       2,412,455        2,215,835

Basic earnings per common share as reported    $          .80   $         1.59  $         1.36
Diluted earnings per common share as reported             .79             1.54            1.28
Pro forma basic earnings per common share                 .69             1.49            1.26
Pro forma diluted earnings per common share               .68             1.43            1.19

In future years, the pro forma effect of not applying this standard is expected to increase as additional options are granted.

Information about option grants follows:

                                       Number         Exercise       Fair Value
                                     of Options        Price          of Grants
                                     ----------       --------       ----------
Outstanding, beginning of 1998          232,732
  Granted                                 1,815     $   17.62         $  3.88
  Granted                                 1,815         18.49            4.13
  Exercised                             (25,542)         9.71
                                  -------------
Outstanding, end of 1998                210,820
  Granted                                 8,250         14.66            2.43
  Exercised                              (2,456)         9.71
                                  -------------
Outstanding, end of 1999                216,614
  Granted                                 5,500         11.31            2.63
  Granted                                 2,500         10.19            2.06
  Exercised                              (4,422)         9.71
  Forfeited                              (1,573)         9.71
                                  -------------
Outstanding, end of 2000                218,619
                                  =============

The fair value of options granted during 2000, 1999 and 1998 is estimated using the following weighted-average information: risk-free interest rate of 6.32%, 4.76% and 5.49%, expected life of 5.5 years, 7 years and 7 years, expected volatility of stock price of 23.5%, 22.3% and 17.5% and expected dividends of 3.76%, 1.92% and 1.47% per year.

Options outstanding at year end were as follows:

                                              2000          1999            1998
                                              ----          ----            ----
Number of options                              218,619        216,614         210,820
Minimum exercise price                    $       9.71   $       9.71    $      9.71
Maximum exercise price                           18.49          18.49          18.49
Weighted-average exercise price                   9.99          10.06           9.88
Weighted-average remaining option life       5.0 years      6.2 years       7.1 years

There were 159,113, 117,232 and 75,035 options exercisable at year end 2000, 1999 and 1998. The weighted-average exercise price of options exercisable at year end 2000 was $9.86.

NOTE 12 - RELATED PARTY TRANSACTIONS

Certain directors and officers of First Federal are loan customers. A summary of related party loan activity for loans aggregating $60,000 or more to any one related party is as follows:

Balance - January 1, 2000              $   2,976,722
     New loans                             1,688,243
     Repayments                           (1,239,745)
     Change in persons included              150,138
                                       -------------
Balance - December 31, 2000            $   3,575,358
                                       =============

Related party deposits were approximately $553,000 at year end 2000.

NOTE 13 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Following are carrying amounts and estimated fair values at year end:


                                                        2 0 0 0                              1 9 9 9
                                                        -------                              -------
                                               Carrying          Estimated         Carrying            Estimated
                                                Amount          Fair Value          Amount            Fair Value
                                               --------         ----------         --------           ----------

Financial assets:
----------------
     Cash and cash equivalents
       and interest-earning deposits
       in financial institutions           $     6,576,000   $     6,576,000    $     5,999,000   $       5,999,000
     Securities available for sale              31,226,000        31,226,000         33,192,000          33,192,000
     Securities held to maturity                   383,000           383,000            457,000             457,000
     Loans receivable, net                     200,151,000       201,182,000        208,395,000         208,774,000
     Accrued interest receivable                   896,000           896,000            840,000             840,000
     Investments in limited
       liability partnerships                    1,704,000         1,704,000          1,332,000           1,332,000

Financial liabilities:
----------------------
     Deposits                                 (146,806,000)     (147,743,000)      (143,212,000)       (144,103,000)
     Borrowed funds                            (72,539,000)      (72,725,000)       (84,754,000)        (83,193,000)
     Accrued interest payable                     (286,000)         (286,000)          (342,000)           (342,000)

For purposes of the above disclosures of estimated fair value, the following assumptions were used. The estimated fair value for cash and cash equivalents and interest-earning deposits in financial institutions, accrued interest and investments in limited liability partnerships is considered to approximate cost. The estimated fair value for securities is based on quoted market values for the individual securities or equivalent securities. The estimated fair value for loans is based on estimates of the rate Northeast Indiana Bancorp would charge for similar such loans at December 31, 2000 and 1999, applied for the time period until estimated repayment. The estimated fair value for demand and savings deposits is based on their carrying value. The estimated fair value for time deposits and borrowed funds is based on estimates of the rate Northeast Indiana Bancorp would pay on such deposits or for such borrowings at December 31, 2000 and 1999, applied for the time period until maturity. The estimated fair value of other financial instruments and off-balance sheet loan commitments approximates cost and is not considered significant for this presentation.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were Northeast Indiana Bancorp to have disposed of such items at December 31, 2000 or 1999, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 2000 and 1999 should not necessarily be considered to apply at subsequent dates.

NOTE 14 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Northeast Indiana Bancorp, Inc. is as follows:

                            CONDENSED BALANCE SHEETS
                           December 31, 2000 and 1999

                                                            2000                1999
                                                            ----                ----
ASSETS
Cash and cash equivalents                               $     1,522,353    $        908,680
Securities available for sale                                   225,583             183,200
Loan receivable from Employee Stock Ownership Plan              872,850           1,018,325
Investment in subsidiary bank                                23,956,077          23,542,192
Other assets                                                      5,741               8,302
                                                        ---------------    ----------------

     Total assets                                       $    26,582,604    $     25,660,699
                                                        ===============    ================

LIABILITIES

Accrued expenses                                        $         8,847    $          5,400

SHAREHOLDERS' EQUITY                                         26,573,757          25,655,299
                                                        ---------------    ----------------

     Total liabilities and shareholders' equity         $    26,582,604    $     25,660,699
                                                        ===============    ================

                         CONDENSED STATEMENTS OF INCOME
                  Years ended December 31, 2000, 1999 and 1998

                                                         2000              1999               1998
                                                         ----              ----               ----
Interest income                                    $       75,103     $       84,295    $       118,569
Dividend from subsidiary                                1,950,000            600,000          5,000,000
                                                   --------------     --------------    ---------------

     Total income                                       2,025,103            684,295          5,118,569

Operating expenses                                        197,972            167,947            189,742
                                                   --------------     --------------    ---------------


Income before income taxes and equity in

  undistributed earnings of subsidiary bank             1,827,131            516,348          4,928,827

Income tax benefit                                        (72,240)           (62,820)           (54,297)
                                                   --------------     --------------    ---------------


Income before equity in undistributed

  earnings of subsidiary bank                           1,899,371            579,168          4,983,124

Equity in undistributed (excess distributed)
  earnings of subsidiary bank                            (615,928)         2,010,769         (2,593,770)
                                                   --------------     --------------    ---------------


Net income                                         $    1,283,443     $    2,589,937    $     2,389,354
                                                   ==============     ==============    ===============

                       CONDENSED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2000, 1999 and 1998

                                                                    2000              1999               1998
                                                                    ----              ----               ----
Cash flows from operating activities
     Net income                                                $    1,283,443    $     2,589,937    $    2,389,354
                                                               ==============     ==============    ===============
     Adjustments to reconcile net income to cash
       provided by operations
         Equity in (undistributed) excess
           distributed earnings of subsidiary bank                    615,928         (2,010,769)         2,593,770
         Change in
              Other assets                                             (1,899)           117,580            (59,569)
              Accrued expenses                                          3,448              1,599             (5,159)
                                                               --------------     --------------    ---------------
                  Net cash from operating activities                1,900,920            698,347          4,918,396

Cash flows from investing activities
     Repayments on loan receivable from
       subsidiary bank                                                      -                  -          2,000,000
     Repayments on loan receivable from ESOP                          145,475            145,475            145,475
     Purchase of securities available for sale                        (28,595)                 -           (200,000)
                                                               --------------     --------------    ---------------
         Net cash from investing activities                           116,880            145,475          1,945,475

Cash flows from financing activities
     Dividends paid                                                  (710,816)          (617,467)          (576,273)
     Purchase of stock                                               (741,904)        (1,225,438)        (4,907,522)
     Proceeds from sales of stock                                      48,593             31,879            269,864
                                                               --------------     --------------    ---------------
         Net cash from financing activities                        (1,404,127)        (1,811,026)        (5,213,931)
                                                               --------------     --------------    ---------------

Net change in cash and cash equivalents                               613,673           (967,204)         1,649,940

Cash and cash equivalents at beginning of period                      908,680          1,875,884            225,944
                                                               --------------     --------------    ---------------

Cash and cash equivalents at end of period                     $    1,522,353     $      908,680    $     1,875,884
                                                               ==============     ==============    ===============

NOTE 15 - EARNINGS PER SHARE

A reconciliation of the numerators and denominators of the basic earnings per common share and diluted earnings per common share computations for the years ended December 31, is presented below.

                                                                     2000              1999              1998
                                                                     ----              ----              ----
Basic Earnings Per Common Share
     Net income available to common
       shareholders                                            $    1,283,443     $    2,589,937    $  2,389,354
                                                               ==============     ==============    ============

     Weighted average common shares
       outstanding before adjustment                                1,731,741          1,801,800       1,969,503

     Less: unallocated ESOP shares                                    117,197            140,820         158,422

     Less: non-vested RRP shares                                       18,258             36,545          53,673
                                                               --------------     --------------    ------------

     Weighted average common shares
       outstanding for basic earnings per
       common share                                                 1,596,286          1,624,435       1,757,408
                                                               ==============     ==============    ============

         Basic Earnings Per Common Share                       $          .80     $         1.59    $       1.36
                                                               ==============     ==============    ============

Diluted Earnings Per Common Share

     Net income available to common
       shareholders, per above                                 $    1,283,443     $    2,589,937    $  2,389,354
                                                               ==============     ==============    ============

     Weighted average common shares
       outstanding                                                  1,596,286          1,624,435       1,757,408

     Add:  dilutive effects of assumed conversions
       and exercises of stock options                                  29,611             58,665         101,209
                                                               --------------     --------------    ------------

     Weighted average common and dilutive
       shares outstanding for dilutive earnings per
       common share                                                 1,625,897          1,683,100       1,858,617
                                                               ==============     ==============    ============

         Diluted Earnings Per Common Share                     $          .79     $         1.54    $       1.28
                                                               ==============     ==============    ============

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

                                                             Dividends
      Quarter Ended           High            Low             Declared
      -------------           ----            ---             --------
 March 31, 1999            $    15.32      $    12.96        $     .082
 June 30, 1999                  13.64           12.05              .082
 September 30, 1999             14.77           13.18              .082
 December 31, 1999              14.66           11.59              .100

 March 31, 2000            $    12.31      $     9.88        $     .100
 June 30, 2000                  11.88            9.63              .100
 September 30, 2000             11.88           11.00              .100
 December 31, 2000              12.00            8.50              .110

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions.

As of February 16, 2001, there were approximately 482 shareholders of record, not including those shares held in nominee or street name through various brokerage firms or banks.

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

     Corporate Office                       Special Counsel
  Northeast Indiana Bancorp, Inc.       Silver, Freedman & Taff, L.L.P.
  648 North Jefferson Street            1100 New York Avenue, N.W.
  Huntington, Indiana  46750            Washington, D.C. 20005
  (219) 356-3311


      Independent Auditor
 Crowe, Chizek and Company LLP
 330 E. Jefferson Blvd.
 South Bend, Indiana  46624

                        DIRECTORS AND EXECUTIVE OFFICERS

BOARD OF DIRECTORS                          EXECUTIVE OFFICERS
Stephen E. Zahn                             Stephen E. Zahn
Chairman of the Board                       President and Chief Executive
President and Chief Executive Officer         Officer

                                            Dee Ann Hammel
Dan L. Stephan                              Senior Vice President, Secretary
Past State Representative                     and Chief Operations Officer
  Indiana Legislature

Agent                                       Darrell E. Blocker
  Variable Annuity Life Insurance Company   Senior Vice President, Treasurer
                                              and Chief Financial Officer

J. David Carnes
Medical Doctor and Associate                Michael S. Zahn
  Family Practice Associates                Senior Vice President

Michael S. Zahn                             Joseph A. Byers
Senior Vice President                       Senior Vice President and
                                              Senior Trust Officer

Randall C. Rider
President
  Lime City Manufacturing Company, Inc.


                                 ANNUAL MEETING

The Annual Meeting of Stockholders of Northeast Indiana Bancorp, Inc., will be held on April 25, 2001 at 1:00 p.m. at the North location of First Federal Savings Bank, 100 Frontage Road, Huntington, Indiana.