Form 10KSB, Exhibit 13
period 2001-12-31
NORTHEAST INDIANA BANCORP INC
filed 2002-03-27
CIK 942898

[FRONT COVER]


N o w   M o r e   T h a n   E v e r . . .
F i r s t   i n   H o m e t o w n   B a n k i n g



                                    2 0 0 1
                           A n n u a l   R e p o r t





                     [LOGO-NORTHEAST INDIANA BANCORP, INC.]

President's Message To Our Shareholders
--------------------------------------------------------------------------------
Dear Shareholders,

As our Financial Institution enters its 90th year of service, it is a pleasure to report that 2001 was a profitable year for Northeast Indiana Bancorp and its subsidiary, First Federal Savings Bank. For the year, net income was $2.0 million, an increase of 53.4% above the $1.3 million reported for the year ending December 31, 2000. This represents diluted earnings per share of $1.25 compared with $.79 a year ago. Net income growth was a direct result of reduced provision for loan losses, gains on sales of loans, expanded trust revenue and continued expense control. With the strong earnings this past year, your Board of Directors authorized continued quarterly cash dividends and increased the dividend from $.11 to $.12 per share in the fourth quarter of 2001. Total cash dividends paid to shareholders in 2001 amounted to over $735,000.

First Federal's Trust Department and its Financial Services subsidiary continue to grow, and these services add value to the Company. At the end of 2001, the Trust Department held over $34.1 million under asset management which represents a 36.4% increase from December 31, 2000. Northeast Indiana Financial, Inc., a wholly owned financial services subsidiary of the Bank increased its assets held for customers at December 31, 2001 by 9.8% to $12.3 million.

2001 also was a year of change for your Company. With the economy slowing and interest rates falling dramatically throughout the year, First Federal used this opportunity to realign its risk exposure and balance sheet volatility. This past year, we reduced our exposure in higher risk commercial loans, sold some long-term fixed rate mortgages into the secondary market and reduced our balances in rate sensitive out-of-area jumbo deposits. At the same time, we improved our liquidity by increasing our cash and investment positions. While these actions had a slightly negative affect on income and caused a reduction in Company assets, management feels it puts us in a much better position for future growth and profitability.

We remain optimistic about the potential for the Company in 2002 and beyond. First Federal continues to be the premier financial institution in our market area. Our Board of Directors and employees are dedicated to providing innovative products delivered with quality service to you, our customers and shareholders, while continuing our commitment to community banking.

We sincerely appreciate your confidence and will continue to strive to make your investment in Northeast Indiana Bancorp profitable.


Sincerely,


/s/ Stephen E. Zahn
-------------------
Stephen E. Zahn
Chairman of the Board,
President, Chief Executive Officer

Table Of Contents
--------------------------------------------------------------------------------


         PRESIDENT'S MESSAGE TO OUR SHAREHOLDERS . . . . . . . . . . .  . . .1



         SELECTED CONSOLIDATED FINANCIAL INFORMATION . . . . . . . . .  . . .3



         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION  AND RESULTS OF  OPERATIONS . . . . . . . . . . . .  . . .4
         REPORT OF INDEPENDENT AUDITORS . . . . . . . . . . . . . . . .. . .15
         CONSOLIDATED FINANCIAL STATEMENTS . . . . . . . . . . . . . .  . . 16
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS . . . . . . .  . . . . .20
         STOCKHOLDER  INFORMATION . . . . . . . . . . . . . . . . . . .. . .37
         DIRECTORS AND OFFICERS . . . . . . . . . . . . . . . . . . . .. . .38




Description Of Business
--------------------------------------------------------------------------------

Northeast Indiana Bancorp, Inc. ("Northeast Indiana Bancorp") was formed as a Delaware corporation in March, 1995 for the purpose of issuing common stock and owning all of the common stock of First Federal Savings Bank ("First Federal") as a unitary thrift holding company. The Bank conducts business from its three offices located in Huntington, Indiana. The principal business of First Federal consists of attracting deposits from the general public and making loans secured by residential real estate. Historically, First Federal has been among the top real estate lenders and is the largest financial institution by asset size in Huntington County. In order to serve additional financial needs of area residents, First Federal established a Trust Department during 1998, and now provides brokerage services via its wholly owned subsidiary, Northeast Indiana Financial, Inc. First Federal has been serving the Huntington community since 1912.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                                     December 31
                                                          2001           2000           1999           1998           1997
                                                          ----           ----           ----           ----           ----
                                                                                (dollars in thousands)
Selected Financial Condition Data:
----------------------------------
Total assets .......................................     $238,395       $247,094       $254,747       $212,425       $199,369
Securities .........................................       39,671         31,609         33,649         14,187         15,385
Loans receivable, net ..............................      162,830        200,151        208,395        185,906        174,539
Deposits ...........................................      137,030        146,806        143,212        123,336        107,550
Total borrowings ...................................       73,966         72,539         84,754         63,080         63,522
Shareholders' equity ...............................       26,281         26,574         25,655         25,005         27,293

Selected Operations Data:
-------------------------

Total interest income ..............................     $ 17,436       $ 19,565       $ 17,722       $ 16,139       $ 14,316
Total interest expense .............................       10,765         12,485          9,846          9,061          7,950
                                                         --------       --------       --------       --------       --------
 Net interest income ...............................        6,671          7,080          7,876          7,078          6,366
Provision for loan losses ..........................          575          1,591            449            360            265
                                                         --------       --------       --------       --------       --------
Net interest income after provision for loan losses.        6,096          5,489          7,427          6,718          6,101
Total noninterest income ...........................        1,348          1,010            832            731            565
Total noninterest expense ..........................        4,702          4,775          4,194          3,691          3,062
                                                         --------       --------       --------       --------       --------
Income before income taxes .........................        2,742          1,724          4,065          3,758          3,604
Income tax expense .................................          773            441          1,475          1,369          1,411
                                                         --------       --------       --------       --------       --------
Net income .........................................     $  1,969       $  1,283       $  2,590       $  2,389       $  2,193
                                                         ========       ========       ========       ========       ========
Basic earnings per common share(2) .................     $   1.28       $   0.80       $   1.59       $   1.36       $   1.16
Diluted earnings per common share(2) ...............         1.25           0.79           1.54           1.28           1.13

Selected Financial Ratios and Other Data:
----------------------------------------
 Performance Ratios:
  Return on assets (ratio of net income to
   average total assets) .............................       0.81%          0.50%          1.11%          1.17%          1.21%
  Return on equity (ratio of net income to
   average total shareholders' equity) ...............       7.35           4.88          10.15           9.15           8.12
  Interest rate spread information:
   Average during period .............................       2.39           2.39           3.03           2.95           2.91
   End of period .....................................       3.16           2.34           3.02           3.11           2.95
  Net interest margin(1) ............................        2.88           2.90           3.50           3.57           3.63
  Ratio of operating expense to average total assets.        1.94           1.88           1.80           1.81           1.69
  Ratio of average interest-earning assets to
   average interest-bearing liabilities ..............     110.54         109.95         110.74         113.66         115.97
 Quality Ratios:
  Non-performing assets to total assets at end of
   period ............................................       3.03           1.79            .70            .63            .59
  Allowance for loan losses to non-performing loans         28.26          53.99         103.33         120.36         102.40
  Allowance for loan losses to total loans ..........        1.19            .99            .84            .78            .68
 Capital Ratios:
   Total shareholders' equity to total assets at
    end of period .....................................     11.02          10.75          10.07          11.77          13.69
 Average total shareholders' equity to average
   Total assets ......................................      11.07          10.33          10.94          12.80          14.89
 Other Data:
  Dividends declared per share(2) ...................    $  0.450       $  0.410       $  0.345       $  0.293       $  0.268
  Dividend payout ratio .............................       35.16%         51.25%         21.70%         21.54%         23.10%
  Number of full-service offices ....................           3              3              3              3              3


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

General
--------------------------------------------------------------------------------

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

During 1998, First Federal established a trust department which began operations in the fourth quarter. At the end of 2001, $34.1 million was held under asset management. In February 1999, Northeast Indiana Bancorp announced the establishment of Northeast Indiana Financial, Inc., a wholly-owned subsidiary of the Bank. Northeast Indiana Financial, Inc. provides brokerage services through the purchase of mutual funds, annuities, stocks and bonds for its customers and has $12.3 million of assets held for our customers. Until these operations are well established, management expects a slight negative impact to net income although revenues and assets under management continue to increase.

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

Prevailing economic conditions as well as federal regulations concerning monetary policies, fiscal policies and financial institutions significantly affect First Federal. During 2000 in anticipation of inflationary pressures the Federal Reserve raised short-term rates three times for a total of 100 basis points to help the United States economy maintain low inflation. The increase in interest rate helped cause the economy to slow, as became evident by the fourth quarter of 2000. Due to the continued economic downturn the Federal Reserve lowered short-term rates eleven times during 2001 in an attempt to stimulate the economy. The falling rate environment caused the entire loan portfolio to experience a period of renewals and runoffs primarily occurring during the last three quarters of the year. Also during 2001 First Federal sold approximately $12.7 million of its mortgage loan originations to the secondary market. As a result First Federal's loan portfolio decreased by $37.3 million during 2001. The net interest margin for First Federal Savings Bank decreased slightly from 2.90% as of December 31, 2000 to 2.88% at the end of 2001. This decrease was partially due to more funds invested at short term rates along with lower overall renewal rates. With the economy still experiencing problems interest rates should remain stable in the near term.

In periods of rising interest rates there can be no assurance that First Federal can continue to successfully market its lending products or that such interest rate movements will not adversely affect net income.

Subsequent to September 30, 2000, Northeast Indiana became aware of circumstances that had occurred involving loans originated by First Federal to a single borrower. During the fourth quarter 2000 these loans were written down to estimated fair value of the collateral. The collateral included repossessed vehicles, consumer auto leases and contracts. The estimated present value of leases and contracts ($1.5 million) were included in consumer loans and were considered both non-performing and impaired. As of December 31, 2001 the estimated present value of these leases and contracts ($685,000) are included in consumer loans and are considered both non-performing and impaired. At, December 31, 2001 the balance of impaired loans was $5.9 million, including $5.3 million with allowances allocated specifically to them. These loans compare to $8.5 million of impaired loans, including $4.8 million with allowance allocated to them at December 31, 2000.

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

Forward-Looking Statements
--------------------------------------------------------------------------------

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

Financial  Condition
--------------------------------------------------------------------------------

Northeast Indiana Bancorp's total assets decreased from $247.1 million at December 31, 2000 to $238.4 million at December 31, 2001, a decrease of $8.7 million, or 3.6%. The decrease was due primarily to a decrease in net loans receivable of $37.3 million or 18.6% and an increase in interest earning cash of $19.7 million along with an increase of $8.1 million in the securities available for sale. The overall reduction in liabilities was reflected by a $9.8 million decrease in total deposits, primarily in time deposits.

Most segments of the loan portfolio decreased during 2001. The decrease was mostly attributable to mortgage loans, which decreased $27.8 million. Mortgage loans secured by one-to-four family residences decreased $21.9 million to $95.8 million at December 31, 2001 and represent 58.8% of First Federal's net loan portfolio. The decrease in one-to-four family mortgage loans was comprised of a $2.4 million decrease in fixed rate loans and a $19.5 million decrease in adjustable rate loans. First Federal sold approximately $12.7 million fixed rate one-to-four family mortgages during 2001 which contributed to the decrease in mortgage loans. Additionally, we were not as aggressive with our mortgage rates, which resulted in loan runoff as customers refinanced mortgage loans.

Mortgage loans secured by multi-family and commercial real estate decreased $5.1 million to $23.8 million at December 31, 2001 and construction loans secured by residential and non-residential real estate decreased $825,000 to $6.4 million.

First Federal also offers a variety of consumer loans including automobile, credit card, commercial, home equity and second mortgage loans. Total consumer and commercial business loans decreased $8.5 million to $42.0 million at December 31, 2001. Automobile loans comprise $12.8 million of total consumer loans while home equity and second mortgage loans represent another $8.6 million at December 31, 2001.

Future loan growth and profitability related thereto, is dependent on the economy. First Federal currently anticipates moderate growth in mortgages compared to the last few years and will continue to sell long term fixed rate mortgages to the secondary market while planning to keep more of the 15 to 20 year term fixed rate mortgages in our portfolio. First Federal will continue to provide commercial and consumer lending and anticipates non-residential mortgage lending to increase as a percentage of total loans. Non-mortgage lending exposes the Company to additional credit risks.

Total deposits decreased $9.8 million to $137.0 million at December 31, 2001. The 6.7% decrease in 2001 was primarily due to a decrease in interest rates associated with short term jumbo time deposits. A decrease in jumbo time deposits from outside of our market area of $9.9 million contributed to the total jumbo time deposit decrease of $12.1 million. First Federal remained competitive in the local market and was more aggressive with longer term rates in an attempt to lengthen deposit maturities.

Total borrowed funds increased $1.4 million, from $72.5 million to $73.9 million at December 31, 2001. Borrowed funds include advances from the Federal Home Loan Bank with variable interest rates and stated maturities ranging through 2011. The balance of FHLB advances was $65.0 million, down from $67.4 million at December 31, 2000.

The remaining FHLB advances include prepayment penalties and consist of $14.0 million maturing in 2003 and 2004. In addition, $51.0 million of the advances outstanding at December 31, 2001 contained options with dates ranging from January 9, 2002 through December 21, 2005, whereby the interest rate may be adjusted by the FHLB, at which time the advances may be repaid at the option of First Federal without penalty. First Federal's borrowing limit at the FHLB as of December 31, 2001, was $67.9 million based on collateral. Borrowings at December 31, 2001 also include various repurchase agreements that were offered starting in 1999. The balance of securities sold under repurchase agreements at December 31, 2001 was $9.0 million, up from $5.0 million at December 31, 2000.

Results of Operations
--------------------------------------------------------------------------------

                            Comparison of Years Ended
                           December 31, 2001 and 2000

General. Net income for the year ended December 31, 2001 was $2.0 million as compared to net income of $1.3 million for 2000, an increase of $686,000. The increase in net income was primarily the result of a decrease in provision for loan losses of $1.0 million that was offset by a $409,000 reduction in net interest income along with a $338,000 improvement in non-interest income. The increase in earnings was partially offset by an increase of $332,000 in income tax expense. Further details regarding the changes in the income and expenses are discussed below.

Interest Income. Interest income decreased $2.1 million or 10.9% to $17.4 million for the year ended December 31, 2001. The decrease in interest income was primarily the result of mortgage loan interest income decreasing $1.0 million to $11.1 million along with a decrease of $880,000 to $4.0 million in consumer and other loan interest income. The average yield for the year on the loan portfolio decreased to 8.19% in 2001 compared to 8.24% in 2000. The decrease in loan interest income occurred as a result of a reduction in average balances of loans outstanding in 2001 compared to 2000, and lower average rates during 2001.

Interest Expense. Interest expense for 2001 decreased $1.7 million or 13.8% over 2000 interest expense. The majority of the decrease was due to lower interest costs for borrowings, which decreased 83 basis points in 2001, compared to 2000. The average rate for time deposits decreased 11 basis points from 2000 to 2001. The average rate for money market accounts decreased by 132 basis points to 3.63% for 2001 along with a decrease of 14 basis points in the average rate for savings accounts.

Net interest income. Net interest income decreased $409,000 or 5.8% from $7.1 million to $6.7 million for the year ended December 31, 2001. The average spread held steady at 2.39%. Average interest-earning assets margin decreased to 2.88% from 2.90% due to a decrease in income earnings products offered during 2001 that was offset by a similar decrease in interest-bearing liabilities offered in 2001.

Provision for Loan Losses. The provision for loan losses for 2001 was $575,000 compared to $1.6 million in 2000, a decrease of $1.0 million. The provision for loan losses less net charge-offs for the year resulted in a $46,000 decrease in the allowance for loan losses. The allowance for loan losses of $2.0 million at December 31, 2001 was a 2.3% decrease compared to December 31, 2000. Management will continue to maintain the allowance for loan losses at a level deemed adequate by management based on its quarterly analysis. This analysis includes a review of our mix of loans by major product lines. We continue to monitor our allowance for loan losses in relation to the overall economic downturn the economy is experiencing.

Noninterest income. Noninterest income increased from $1.0 million in 2000 to $1.3 in 2001. The majority of this change occurred as a result of our increases in net gain on sale of loans to $234,000 in 2001 compared to $22,000 for 2000, an increase of $212,000. Other service charges and fees of $739,000 in 2001 increased by $103,000 compared to $637,000 for 2000. This increase included $79,000 in additional loan fees and an increase in ATM operating income of $47,000.

Noninterest expense. Total noninterest expense decreased from $4.8 million to $4.7 million or $73,000. Salaries and employee benefits decreased $235,000 in 2001 over 2000, the result of a reduction in the cost associated with employee benefits. This decrease was offset by higher insurance cost and higher personnel costs, a result of hiring additional staff and salary increases. During 2001, data processing costs increased $60,000 primarily due to higher volume and additional processing costs incurred as we expand our product lines. Other expenses increased by $52,000 mainly due to increased Social Security Taxes and an increase in office supplies and postage cost for 2001.

Income tax expense. Income tax expense increased from $441,000 to $773,000. This increase was due to higher taxable income for 2001 partially reduced by the tax benefits from the investment in low-income housing limited liability partnerships.

                           Comparison of Years Ended
                           December 31, 2000 and 1999

General. Net income for the year ended December 31, 2000 provided a disappointing year of $1.3 million in earnings, a decrease of $1.3 million over net income of $2.6 million for 1999. This reduction in net income was primarily the result of a decrease in net interest income along with additional provision for loan losses needed to adequately fund the allowance for loan losses, offset by a slight increase in non-interest income. The reduced net income was also the result of an increase in non-interest expense. The reduction in earnings was partially offset by a reduction of income tax expense. Further details regarding the changes in the income and expenses are discussed below.

--------------------------------------------------------------------------------

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

Net interest income. Net interest income decreased $796,000 or 10.1% from $7.9 million to $7.1 million for the year ended December 31, 2000. The average spread decreased by 64 basis points to 2.39%. Average interest-earning assets margin decreased to 2.90% due to slower increases in income earnings products offered during 2000 offset by a larger increase in the rates paid for interest-bearing liabilities.

Provision for Loan Losses. The provision for loan losses for 2000 was $1.6 million compared to $449,000 in 1999, an increase of $1.1 million. The provision for loan losses less net charge-offs for the year resulted in a $234,000 increase in the allowance for loan losses. The allowance for loan losses of $2.0 million at December 31, 2000 was a 13.3% increase compared to December 31, 1999. Management will continue to maintain the allowance for loan losses at a level deemed adequate by management based on its quarterly analysis. This analysis includes reviewing our mix of loans by major product lines. We continued to increase our allowance for loan losses in 2000 because of our growth in commercial and consumer lending and these types of lending making up a larger portion of the overall loan portfolio. Due to the loan losses mentioned earlier and as a result of our review process, the provision for loan losses for the year ended December 31, 2000 was increased over the provision for the year ended December 31, 1999. Over half of the charge-offs for the year ended December 2000 were due to losses from two borrowers.

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

Management has established maximum limits for changes in net portfolio value resulting from changes in interest rates based on consideration of First Federal's portfolio mix of interest-earning assets and interest-bearing liabilities along with management's objectives for managing these portfolios in varying interest rate environments. Management monitors various indicators of interest rate risk, including NPV, and expectations regarding interest rate movements along with consideration of First Federal's overall capital levels to determine acceptable levels of interest rate risk. First Federal's interest-earning assets are composed primarily of loans, especially mortgage loans. Management has offered adjustable rate loan products to assist in the management of interest rate risk. At December 31, 2001, adjustable rate loans comprised 35.7% of the total loan portfolio. The interest rate exposure as outlined in the NPV table reflects our exposure to a rising interest rate environment due to the concentration of longer term mortgage loans funded by relatively shorter-term deposits and FHLB advances. In addition, the interest rate risk is also impacted by adjustable rate loans, which are tied to indices, which lag behind market rates. Management is aware of First Federal's interest rate risk exposure in a rising interest rate environment. To address this interest rate risk, which we would categorize as moderately high in comparison to our peers, management will continue to market adjustable rate mortgage loans when possible and review longer term funding sources. Management also considers the current capital position of First Federal and the composition of the loan portfolio and monitors these factors in conjunction with its strategic plan of offering various mortgage loan products to customers in our market area. As stated earlier, First Federal is now using the secondary market to assist in managing our interest rate risk exposure. We are also making adjustable rate commercial loans when possible. Nonetheless, our interest rate exposure, particularly in a rising interest rate environment, will grow, especially to the extent that loan demand produces increases in balance sheet growth. While management monitors and, from time to time, takes actions to adjust our interest rate risk, we believe a rising interest rate environment will have an adverse impact on our profitability.

Presented below, as of December 31, 2001 and December 31, 2000, is an analysis of First Federal's estimated interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in interest rates, up and down 300 basis points in 100 point increments. Due to current low interest rates the change in rates does not include results for the minus 200 basis points or minus 300 basis points scenarios. Assumptions used in calculating the amounts in this table are those assumptions utilized by the OTS in assessing the interest rate risk of the thrifts it regulates. NPV is calculated by the OTS for the purposes of interest rate risk assessment and should not be considered as an indicator of value of First Federal.

During 2001, our rate  sensitivity  showed a slight increase over last year from
(221) bp at December 31, 2000 to (233) bp as of December 31, 2001 based on a 200 basis point increase in rates. The rising rate scenarios reflect the decreasing Net Portfolio Value (NPV) of equity.

                                 At December 31, 2001

                                                         Net Portfolio Value as % of
                                 Net Portfolio Value      Present Value of Assets
                                 -------------------      -----------------------
Change In Rates   $ Amount     $ Change     % Change      NPV Ratio     Change
---------------   --------     --------     --------      ---------     ------
                               (Dollars in Thousands)
    +300 bp       $ 18,853     $(10,382)       (36)%         8.14 %    (370)bp
    +200            22,516       (6,719)       (23)          9.51      (233)
    +100            26,148       (3,087)       (11)         10.80      (104)
       0            29,235           --         --          11.84        --
    -100            30,892        1,657          6          12.34        50
    -200                --           --         --             --        --
    -300                --           --         --             --        --

--------------------------------------------------------------------------------

                               At December 31, 2000
                                                         Net Portfolio Value as % of
                                 Net Portfolio Value      Present Value of Assets
                                 -------------------      -----------------------
Change In Rates   $ Amount     $ Change    % Change     NPV Ratio      Change
---------------   --------     --------    --------     ---------      ------
                               (Dollars in Thousands)
    +300 bp        $16,343     $(10,083)       (38)%       6.97 %      (359)bp
    +200            20,051      (6,375)        (24)        8.35        (221)
    +100            23,474      (2,952)        (11)        9.57         (99)
       0            26,426          --          --        10.56          --
    -100            28,419       1,993           8        11.17          61
    -200            29,552       3,126          12        11.47          91
    -300            31,068       4,642          18        11.89         133


Due to the current low interest rate environment, the OTS's NPV model is not calculating results for the minus 200 bp or minus 300 bp scenario. Based on these limitations, in the event of a 200 basis point increase in interest rates compared to a 100 basis point decrease in interest rates using NPV estimates as of December 31, 2001, First Federal would experience a 23% decrease in NPV in a rising rate environment, while experiencing a 6% increase in NPV in a declining rate environment.

During periods of rising rates, the value of monetary assets and liabilities decline. Conversely, during periods of falling rates, the value of monetary assets and liabilities increase. However, the amount of change in value of specific assets and liabilities due to changes in rates is not the same in a rising rate environment as in a falling rate environment (i.e., the amount of value increase under a specific rate decline may not equal the amount of value decrease under an identical upward rate movement). Based upon the NPV methodology, the increased level of interest rate risk experienced by First Federal in recent periods was due to the increased use of relatively short-term deposits and FHLB advances to fund the investment in loans with substantially longer maturities and our prior use of an interest rate index which lags behind market rate indices to adjust the interest rate on Adjustable Rate Mortgage
(ARM) loans originated prior to June 2000. Effective May 1, 1999, ARM loan applications are tied to the weekly one year Constant Maturity Treasury (CMT) which is a current index. To the extent that we continue to use liabilities with shorter terms to maturity than the assets in which we invest, we will continue to experience increased levels of interest rate risk in a rising interest rate environment.

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

                                                                            Year Ended December 31,
                                   -------------------------------------------------------------------------------------------------
                                                  2 0 0 1                           2 0 0 0                         1 9 9 9
                                      Average     Interest              Average    Interest           Average      Interest
                                    Outstanding    Earned/  Yield/    Outstanding   Earned/  Yield/ Outstanding     Earned/   Yield/
                                      Balance       Paid     Rate       Balance      Paid     Rate    Balance        Paid      Rate
                                      -------       ----     ----       -------      ----     ----    -------        ----      ----
                                                                              (Dollars in Thousands)
Interest-earning assets:
  Loans receivable(1)                $ 184,684  $  15,134    8.19%   $ 207,119    $ 17,063    8.24%  $ 195,504   $  15,806    8.08%
  Securities                            27,070      1,469    5.43       28,376       1,844    6.50      21,948       1,395    6.36
  FHLB stock                             4,913        365    7.43        4,913         405    8.24       4,026        322     8.00
  Other interest-earning assets         14,751        468    3.17        3,550         253    7.13       3,297        199     6.04
                                     ---------  ---------            ---------    --------           ---------   ---------
     Total interest earning
       assets(1)                       231,418     17,436    7.53      243,958      19,565    8.02     224,775      17,722    7.88
                                     ---------  ---------            ---------    --------           ---------   ---------
Non-interest earning assets             10,479                          10,549                           8,315
                                     ---------                       ---------                       ---------
     Total assets                    $ 241,897                       $ 254,507                       $ 233,090
                                     =========                       =========                       =========

Interest-bearing liabilities:
  Savings                            $   9,390        176    1.87      $ 9,738         196    2.01   $   9,970         199    2.00
  Money market                          18,558        674    3.63       18,092         895    4.95      21,602         930    4.31
  NOW                                   11,443        176    1.54       11,013         165    1.50      11,185         170    1.52
  Time deposits                        100,257      6,027    6.01       90,979       5,564    6.12      79,487       4,271    5.37
  Borrowed funds                        69,709      3,712    5.32       92,065       5,665    6.15      80,734       4,276    5.30
                                     ---------  ---------            ---------    --------           ---------   ---------
     Total interest bearing
       liabilities                     209,357     10,765    5.14      221,887      12,485    5.63     202,978       9,846    4.85
                                     ---------  ---------            ---------    --------           ---------   ---------
Non-interest bearing liabilities         5,766                           6,339                           4,607
                                     ---------                       ---------                       ---------
     Total liabilities                 215,123                         228,226                         207,585

     Total shareholders'
       equity                           26,774                          26,281                          25,505
                                     ---------                       ---------                       ---------
     Total liabilities and
       shareholders' equity          $ 241,897                       $ 254,507                       $ 233,090
                                     =========                       =========                       =========

Net interest income                             $   6,671                         $  7,080                        $  7,876
                                                =========                         ========                        ========
Net interest rate spread                                     2.39%                            2.39%                           3.03%
                                                             ====                             ====                            ====
Net interest earning assets          $ 22,061                         $ 22,071                        $ 21,197
                                     ========                         ========                        ========
Net yield on average interest-
  earning assets                                             2.88%                            2.90%                           3.50%
                                                             ====                             ====                            ====

Average interest-earning assets to
  average interest-bearing liabilities                       1.11x                            1.10x                           1.11x
                                                             ====                             ====                            ====

(1) Calculated net of deferred loan fees, loan discounts, loans in process and allowance for loan losses. Also includes Loans Held for Sale net of lower of cost or market.

Interest Rate Spread
--------------------------------------------------------------------------------

The following table presents the weighted average yields on loans, investments and other interest-earning assets, and the weighted average rate on deposits and borrowings and the resulting interest rate spreads at the dates indicated.

                                                    At December 31,
                                                    ---------------
                                               2001      2000      1999
                                               ----      ----      ----
Weighted average yield on:
  Loans receivable . . . . . . . . . . . . .   8.07%     8.41%     8.14%
  Investment securities . . . . . . . . . . .  5.30      6.82      6.72
  Other interest-earning assets . . . . . . .  1.71      6.12      4.96
     Combined weighted average yield on
       interest-earning assets . . . . . . .   7.56      8.16      7.91
Weighted average rate on:
  Savings . . . . . . . . . . . . . . . . . .  1.49      2.00      2.00
  Money market . . . . . . . . . . . . . . .   2.18      5.27      4.28
  NOW . . . . . . . . . . . . . . . . . . . .  1.24      1.55      1.53
  Time deposits . . . . . . . . . . . . . . .  5.09      6.54      5.65
  Borrowed funds . . . . . . . . . . . . . .   5.47      6.17      4.91
  Repurchase agreements . . . . . . . . . . .  1.60      5.77      5.38
     Combined weighted average rate on
       interest-bearing liabilities . . . . .  4.40      5.82      4.89

Spread . . . . . . . . . . . . . . . . . . .   3.16      2.34      3.02


The loans receivable yield, which is the largest portion of interest income, decreased 34 basis points to 8.07%, a 4.0% decrease at the end of period 2001 yield compared to 8.41% at the end of 2000. The overall weighted average yield decreased 60 basis points to 7.56% at the end of 2001 down from 8.16% at the end of 2000, a 7.4% decrease. Interest-bearing liabilities rate changes were also lower on the major liability products. Time deposits decreased to 5.09% at the end of 2001 compared to 6.54% at the end of 2000, a 145 basis point decrease. Money market accounts decreased 309 basis points to 2.18% at the end of 2001 compared to 5.27% at the end of 2000, a 58.6% decrease. Borrowing rates decreased 70 basis points in 2001 to 5.47% compared to 6.17% at the end of 2000. The repurchase agreements reflect the end of period rates paid on our repurchase accounts that compliment our sweep accounts which were introduced in 1999 for commercial customers. The combined interest-bearing liabilities weighted average rates decreased to 4.40% at the end of 2001 compared to 5.82% at the end of 2000. This 142 basis points decrease in interest costs compared to the earning assets yields smaller decrease of 60 basis points caused the spread to widen to 3.16% at the end of 2001 compared to 2.34% at the end of 2000, an 82 basis point improvement over 2000.

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


                                                       Year Ended December 31,
                             -------------------------------------------------------------------------
                                           2001 vs. 2000                         2000 vs. 1999
                             -----------------------------------     ---------------------------------
                                    Increase           Increase           Increase           Increase
                                   (Decrease)         (Decrease)         (Decrease)         (Decrease)
                                     Due to                                Due to
                              Volume         Rate       Total        Volume       Rate         Total
                              ------         ----       -----        ------       ----         -----
                                                       (Dollars in Thousands)
Interest-earning assets:
  Loans receivable           $(1,839)     $   (90)     $(1,929)     $   953      $   304      $ 1,257
  Securities                     (82)        (293)        (375)         417           32          449
  FHLB stock                      --          (40)         (40)          73           10           83
  Other interest-
     earning assets              422         (207)         215           16           38           54
                             -------      -------      -------      -------      -------      -------
  Total interest-
     earning assets          $(1,499)     $  (630)     $(2,129)     $ 1,459      $   384      $ 1,843
                             =======      =======      =======      =======      =======      =======

Interest-bearing
  liabilities:
     Savings                 $    (7)     $   (13)     $   (20)     $    (5)     $     2      $    (3)
     Money market                 23         (244)        (221)        (163)         128          (35)
     NOW                           7            4           11           (3)          (2)          (5)
     Time deposits               559          (96)         463          661          632        1,293
     Borrowed funds           (1,256)        (697)      (1,953)         645          744        1,389
                             -------      -------      -------      -------      -------      -------
  Total interest-
     bearing
     liabilities             $  (674)     $(1,046)     $(1,720)     $ 1,135      $ 1,504      $ 2,639
                             =======      =======      =======      =======      =======      =======

Net interest income                                    $  (409)                               $  (796)
                                                       =======                                =======

Liquidity and Capital Resources
--------------------------------------------------------------------------------

First Federal's primary sources of funds are deposits, borrowings from the FHLB and principal and interest payments on loans. While scheduled repayments of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. First Federal has improved its liquidity position by increasing cash and investments while reducing balances in rate sensitive jumbo deposits.

A measure of liquidity for thrift institutions is the ratio of cash and eligible investments to a certain percentage of net withdrawable savings and borrowings due within one year. As of December 31, 2001, First Federal's average liquidity ratio was 25.54%, of which 83.4% was comprised of short-term investments.

During the year ended December 31, 2001, there was a net increase in cash and cash equivalents of $19.7 million. The major source of funds during the year included proceeds from sale of long-term fixed rate mortgages to the secondary market of $12.7 million, proceeds from called investments and principal payments of $18.6 million along with a net decrease in loans providing $33.8 million. These proceeds were used to purchase $26.6 million in securities, allowed a decrease in deposits of $9.8 million including rate sensitive jumbo time deposits, reduced FHLB advances by $2.4 million and purchased $2.1 million of Northeast Indiana Bancorp stock.

During the year ended December 31, 2000, there was a net increase in cash and cash equivalents of $677,000. The major source of funds during the year included an increase in deposits of $3.6 million, proceeds from maturities, principal payments and sales of securities of $7.9 million, and a net decrease in loans providing $6.4 million. These proceeds were used to fund a decrease of $13.0 million in borrowed funds, $5.1 million in securities purchased and $731,000 to purchase stock of Northeast Indiana Bancorp.

Under currently effective capital regulations, savings associations must meet a 4.0% core capital requirement and a total capital to risk weighted assets ratio of 8.0%. At December 31, 2001, First Federal's core capital ratio was 10.2% and its total capital to risk weighted assets ratio was 17.9%. Therefore, First Federal's capital significantly exceeds all capital requirements currently in effect.

During 2001, Northeast Indiana Bancorp completed its seventh stock repurchase program which began in August 2000; 79,000 shares of stock were purchased in 2001 related to this program. Northeast Indiana Bancorp implemented its eighth stock repurchase program in September 2001. Northeast Indiana Bancorp had repurchased 63,000 of the shares authorized under the eighth repurchase plan as of December 31, 2001. Shares were also repurchased upon the exercise of stock options in 2001 in accordance with the stock option plan agreement. As the stock is repurchased, it becomes treasury stock and can be used for general corporate purposes. At December 31, 2001 we had 1,090,016 shares of treasury stock and 1,550,656 shares outstanding.


Impact of Inflation and Changing Prices
--------------------------------------------------------------------------------

The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation can be found in the increased cost of Northeast Indiana Bancorp's operations. Nearly all of our assets and liabilities are financial, unlike most industrial companies. As a result, Northeast Indiana Bancorp's performance is directly impacted by changes in interest rates, which are indirectly influenced by inflationary expectations. Our ability to match the financial assets to the financial liabilities in its asset/liability management will tend to minimize the change of interest rates on our performance. Changes in investment rates do not necessarily move to the same extent as changes in the price of goods and services.

                           [LETTERHEAD CROWE CHIZEK]

                         REPORT OF INDEPENDENT AUDITORS





Board of Directors
Northeast Indiana Bancorp, Inc.
Huntington, Indiana



We have audited the accompanying consolidated balance sheets of Northeast Indiana Bancorp, Inc. as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northeast Indiana Bancorp, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.




                                            /s/ Crowe, Chizek and Company LLP
                                            ---------------------------------
                                            Crowe, Chizek and Company LLP


South Bend, Indiana
February 13, 2002

                         NORTHEAST INDIANA BANCORP, INC.
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2001 and 2000

                                                                          2001              2000
                                                                          ----              ----
ASSETS
Interest earning cash and cash equivalents                          $  23,541,599      $   3,208,993
Noninterest earning cash and cash equivalents                           2,750,133          3,367,273
                                                                    -------------      -------------
     Total cash and cash equivalents                                   26,291,732          6,576,266
Securities available for sale                                          39,365,026         31,226,026
Securities held to maturity (fair value: 2001 - $306,000;
  2000 - $383,000)                                                        306,000            383,000
Loans held for sale, net of unrealized losses of $3,278 in 2001         1,543,422                 --
Loans receivable, net of allowance for loan losses of
  $1,954,900 in 2001 and $2,001,172 in 2000                           162,830,186        200,151,133
Accrued interest receivable                                               753,000            895,612
Premises and equipment, net                                             2,298,102          2,244,179
Investments in limited liability partnerships                           1,546,177          1,703,839
Other assets                                                            3,460,884          3,914,247
                                                                    -------------      -------------
     Total assets                                                   $ 238,394,529      $ 247,094,302
                                                                    =============      =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Demand deposits - noninterest bearing                               $   4,579,159      $   4,571,661
Savings                                                                 9,261,040          9,265,835
NOW and MMDA                                                           31,350,364         30,896,868
Time deposits                                                          91,839,448        102,071,754
                                                                    -------------      -------------
     Total deposits                                                   137,030,011        146,806,118
Borrowed funds                                                         73,966,411         72,538,670
Accrued expenses and other liabilities                                  1,117,069          1,175,757
                                                                    -------------      -------------
     Total liabilities                                                212,113,491        220,520,545

Shareholders' equity
  Preferred stock, no par value; 500,000 shares
     authorized; 0 shares issued                                               --                 --
  Common stock, $.01 par value; 4,000,000 shares
     authorized; 2,640,672 shares issued;
     2001 - 1,550,656 shares outstanding;
     2000 - 1,692,536 shares outstanding                                   26,407             26,407
  Additional paid in capital                                           28,874,771         28,817,843
  Retained earnings, substantially restricted                          12,447,813         11,213,771
  Unearned employee stock ownership plan shares                          (620,566)          (766,395)
  Unearned recognition and retention plan shares                          (12,555)           (21,196)
  Accumulated other comprehensive income (loss) net of tax                 20,979            (55,418)
  Treasury stock, at cost; 2001 - 1,090,016 shares;
     2000 - 948,136 shares                                            (14,455,811)       (12,641,255)
                                                                    -------------      -------------
     Total shareholders' equity                                        26,281,038         26,573,757
                                                                    -------------      -------------
       Total liabilities and shareholders' equity                   $ 238,394,529      $ 247,094,302
                                                                    =============      =============



       The accompanying notes are an integral part of these consolidated financial statements.

                        NORTHEAST INDIANA BANCORP, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 2001, 2000 and 1999


                                                   2001             2000            1999
                                                   ----             ----            ----
Interest income
Loans, including fees                           $15,133,873    $ 17,062,817     $15,805,546
  Taxable securities                              1,814,294       2,227,100       1,692,134
  Non-taxable securities                             19,635          22,317          25,031
  Deposits with financial institutions              468,105         253,305         198,964
                                                -----------    ------------     -----------
     Total interest income                       17,435,907      19,565,539      17,721,675

  Interest expense
  Deposits                                        7,052,334       6,820,286       5,569,243
  Borrowed funds                                  3,712,402       5,665,012       4,276,240
                                                -----------    ------------     -----------
     Total interest expense                      10,764,736      12,485,298       9,845,483
                                                -----------    ------------     -----------
Net interest income                               6,671,171       7,080,241       7,876,192

     Provision for loan losses                      575,212       1,590,546         448,647
                                                -----------    ------------     -----------

Net interest income after provision for loan
  losses                                          6,095,959       5,489,695       7,427,545

Noninterest income
  Service charges on deposit accounts               374,350         362,188         343,928
  Net loss on sale of securities                         --         (11,886)             --
  Net gain on sale of loans                         234,034          22,531              --
  Other service charges and fees                    739,520         636,760         488,199
                                                -----------    ------------     -----------
     Total noninterest income                     1,347,904       1,009,593         832,127

Noninterest expense
  Salaries and employee benefits                  2,295,714       2,530,911       2,126,443
  Occupancy                                         462,486         440,456         408,578
  Data processing                                   631,802         571,854         530,758
  Deposit insurance premium                          26,969          27,335          74,016
  Professional fees                                 236,434         200,755         130,901
  Correspondent bank charges                        226,944         233,658         227,953
  Other expense                                     821,560         769,989         695,798
                                                -----------    ------------     -----------
     Total noninterest expense                    4,701,909       4,774,958       4,194,447
                                                -----------    ------------     -----------
Income before income taxes                        2,741,954       1,724,330       4,065,225

  Income tax expense                                772,577         440,887       1,475,288
                                                -----------    ------------     -----------
Net income                                      $ 1,969,377    $  1,283,443     $ 2,589,937
                                                ===========    ============     ===========

Basic earnings per common share                 $      1.28    $       0.80     $      1.59
                                                ===========    ============     ===========
Diluted earnings per common share               $      1.25    $       0.79     $      1.54
                                                ===========    ============     ===========


       The accompanying notes are an integral part of these consolidated financial statements.

                        NORTHEAST INDIANA BANCORP, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 2001, 2000 and 1999


                                                                                          Unearned                     Accumulated
                                                                                          Employee      Unearned          Other
                                                           Additional                       Stock       Recognition   Comprehensive
                                                 Common     Paid in        Retained       Ownership   and Retention   Income (Loss),
                                                 Stock      Capital        Earnings      Plan Shares   Plan Shares     Net of Tax
                                                 -----      -------        --------      -----------   -----------     ----------
Balance, January 1, 1999                        $24,005   $ 25,128,717   $ 12,166,794    $(1,163,800)   $(433,672)   $  44,105
Net income                                           --             --      2,589,937             --           --           --
Other comprehensive loss:
  Net change in unrealized gains (losses)
     on securities available for sale                --             --             --             --           --     (975,223)
  Total tax effect                                   --             --             --             --           --      387,376
                                                                                                                       -------
     Total other comprehensive loss                  --             --             --             --           --     (587,847)

Total comprehensive income                           --             --             --             --           --           --
Cash dividends ($.35 per share)                      --             --       (617,467)            --           --           --
Purchase of 84,020 shares of treasury stock          --             --             --             --           --           --
Issuance of 2,453 shares of treasury stock upon
  exercise of stock options                          --         (3,298)            --             --           --           --
Tax effect of stock plans                            --         16,733             --             --           --           --
17,603 shares committed to be released
  under the ESOP                                     --         93,570             --        145,475           --           --
Purchase of 550 treasury stock shares for RRP        --          1,983             --             --       (8,063)          --
Amortization of RRP contributions, net of
  5,281 RRP shares forfeited                         --             --             --             --      211,884           --
Issuance of 240,206 common shares from
  declaration of 10% stock dividend               2,402      3,495,718     (3,498,120)            --           --           --
                                                -------   ------------   ------------    -----------    ---------    ---------
Balance, December 31, 1999                       26,407     28,733,423     10,641,144     (1,018,325)    (229,851)    (543,742)
Net income                                           --             --      1,283,443             --           --           --
  Other comprehensive income:
     Net change in unrealized gains (losses)
       on securities available for sale, net of
       reclassification adjustments                  --             --             --             --           --      806,828
     Total tax effect                                --             --             --             --           --     (318,504)
                                                                                                                    ----------
       Total other comprehensive income              --             --             --             --           --      488,324

Total comprehensive income                           --             --             --             --           --           --
Cash dividends ($.41 per share)                      --             --       (710,816)            --           --           --
Purchase of 64,922 shares of treasury stock          --             --             --             --           --           --
Issuance of 4,422 shares of treasury stock upon
  exercise of stock options                          --         (5,942)            --             --           --           --
30,500 shares committed to be released
  under the ESOP                                     --         90,233             --        251,930           --           --
Purchase of 500 treasury stock shares for RRP        --            129             --             --       (5,656)          --
Amortization of RRP contributions, net of
  984 RRP shares forfeited                           --             --             --             --      214,311           --
                                                -------   ------------   ------------    -----------    ---------    ---------
Balance, December 31, 2000                       26,407     28,817,843     11,213,771       (766,395)     (21,196)     (55,418)
Net income                                           --             --      1,969,377             --           --           --
Other comprehensive income:
  Net change in unrealized gains (losses)
     on securities available for sale                --             --             --             --           --      128,141
  Total tax effect                                   --             --             --             --           --      (51,744)
                                                                                                                     ---------
     Total other comprehensive income                --             --             --             --           --       76,397

Total comprehensive income                           --             --             --             --           --           --
Cash dividends ($.45 per share)                      --             --       (735,335)            --           --           --
Purchase of 169,492 shares of treasury stock         --             --             --             --           --           --
Issuance of 27,612 shares of treasury stock
upon exercise of stock options                       --        (35,474)            --             --           --           --
Tax effect of stock plans                            --         24,064             --             --           --           --
17,588 shares committed to be released
  under the ESOP                                     --         68,338             --        145,829           --           --
Amortization of RRP contributions                    --             --             --             --        8,641           --
                                                -------   ------------   ------------    -----------    ---------    ---------
Balance, December 31, 2001                      $26,407   $ 28,874,771   $ 12,447,813    $  (620,566)   $ (12,555)   $  20,979
                                                =======   ============   ============    ===========    =========    =========


                                                                    Total
                                                   Treasury      Shareholders'
                                                    Stock           Equity
                                                    -----           ------
Balance, January 1, 1999                          $(10,761,513)   $ 25,004,636
Net income                                                  --       2,589,937
Other comprehensive loss:
  Net change in unrealized gains (losses)
     on securities available for sale                       --
  Total tax effect                                          --

     Total other comprehensive loss                         --        (587,847)
                                                                  ------------
Total comprehensive income                                  --       2,002,090
Cash dividends ($.35 per share)                             --        (617,467)
Purchase of 84,020 shares of treasury stock         (1,166,525)     (1,166,525)
Issuance of 2,453 shares of treasury stock upon
  exercise of stock options                             27,114          23,816
Tax effect of stock plans                                   --          16,733
17,603 shares committed to be released
  under the ESOP                                            --         239,045
Purchase of 550 treasury stock shares for RRP            6,080              --
Amortization of RRP contributions, net of
  5,281 RRP shares forfeited                           (58,913)        152,971
Issuance of 240,206 common shares from
  declaration of 10% stock dividend                         --              --
                                                  ------------    ------------
Balance, December 31, 1999                         (11,953,757)     25,655,299
Net income                                                  --       1,283,443
  Other comprehensive income:
     Net change in unrealized gains (losses)
       on securities available for sale, net of
       reclassification adjustments                         --
     Total tax effect                                       --

       Total other comprehensive income                     --         488,324
                                                                  ------------
Total comprehensive income                                  --       1,771,767
Cash dividends ($.41 per share)                             --        (710,816)
Purchase of 64,922 shares of treasury stock           (730,927)       (730,927)
Issuance of 4,422 shares of treasury stock upon
  exercise of stock options                             48,879          42,937
30,500 shares committed to be released
  under the ESOP                                            --         342,163
Purchase of 500 treasury stock shares for RRP            5,527              --
Amortization of RRP contributions, net of
  984 RRP shares forfeited                             (10,977)        203,334
                                                  ------------    ------------
Balance, December 31, 2000                         (12,641,255)     26,573,757
Net income                                                  --       1,969,377
Other comprehensive income:
  Net change in unrealized gains (losses)
     on securities available for sale                       --
  Total tax effect                                          --

     Total other comprehensive income                       --          76,397
                                                                  ------------
Total comprehensive income                                  --       2,045,774
Cash dividends ($.45 per share)                             --        (735,335)
Purchase of 169,492 shares of treasury stock        (2,118,144)     (2,118,144)
Issuance of 27,612 shares of treasury stock
upon exercise of stock options                         303,588         268,114
Tax effect of stock plans                                   --          24,064
17,588 shares committed to be released
  under the ESOP                                            --         214,167
Amortization of RRP contributions                           --           8,641
                                                  ------------    ------------
Balance, December 31, 2001                        $(14,455,811)   $ 26,281,038
                                                  ============    ============




       The accompanying notes are an integral part of these consolidated financial statements.

                        NORTHEAST INDIANA BANCORP, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2001, 2000 and 1999

                                                                              2001                2000               1999
                                                                              ----                ----               ----
Cash flows from operating activities
  Net income                                                              $  1,969,377      $   1,283,443      $   2,589,937
  Adjustments to reconcile net income
     to net cash from operating activities
       Depreciation and amortization                                           409,445            392,626            239,731
       Provision for loan losses                                               575,212          1,590,546            448,647
       Net (gain) loss on sale of:
         Foreclosed real estate and repossessed assets                         (26,760)            68,474             13,925
         Premises and equipment                                                  4,429             14,251               (160)
         Securities available for sale                                              --             11,886                 --
         Loans held for sale                                                  (234,034)           (22,531)                --
       Originations of loans held for sale                                 (13,962,342)        (1,158,650)                --
       Proceeds from loans sold                                             12,652,954          1,181,181                 --
       Reduction of obligation under ESOP                                      214,167            342,163            239,045
       Amortization of RRP                                                       8,641            203,334            152,971
       Net change in:
         Other assets                                                            4,128         (1,331,881)          (114,685)
         Accrued interest receivable                                           142,612            (55,645)          (352,574)
         Accrued expenses and other liabilities                                (58,688)            49,750            121,908
                                                                          ------------      -------------      -------------
           Total adjustments                                                  (270,236)         1,285,504            748,808
                                                                          ------------      -------------      -------------
             Net cash from operating activities                              1,699,141          2,568,947          3,338,745

Cash flows from investing activities
  Net decrease in interest-bearing deposits in financial institutions               --            100,000                 --
  Purchases of securities available for sale                               (26,559,506)        (5,129,734)       (25,002,756)
  Proceeds from maturities and principal payments of:
     Securities available for sale                                          18,549,112            393,361          4,539,207
     Securities held to maturity                                                77,000             73,463             71,913
  Proceeds from sale of securities available for sale                               --          7,479,825                 --
  Purchases of loans                                                           (79,997)        (1,006,837)        (2,400,000)
  Proceeds from sale of participation loans                                  2,300,000                 --            273,049
  Net change in loans                                                       33,773,116          6,396,582        (20,932,437)
  Proceeds from sale of foreclosed real estate and
     repossessed assets                                                      1,200,931            533,682            170,261
  Expenditures on premises and equipment                                      (310,600)          (213,296)          (244,245)
  Proceeds from sale of premises and equipment                                      --                600                350
                                                                          ------------      -------------      -------------
           Net cash from investing activities                               28,950,056          8,627,646        (43,524,658)
Cash flows from financing activities
  Net change in deposits                                                    (9,776,107)         3,594,525         19,876,011
  Advances from FHLB                                                        29,000,000        149,000,000        101,000,000
  Repayment of FHLB advances                                               (31,399,663)      (162,099,085)       (82,598,967)
  Payments of demand notes                                                    (175,000)          (465,000)          (641,250)
  Net change in other borrowed funds                                         4,002,404            848,836          3,913,861
  Dividends paid                                                              (735,335)          (710,816)          (617,467)
  Purchase of treasury stock                                                (2,118,144)          (730,927)        (1,166,525)
  Sale of treasury stock                                                       268,114             42,937             23,816
                                                                          ------------      -------------      -------------
           Net cash from financing activities                              (10,933,731)       (10,519,530)        39,789,479
                                                                          ------------      -------------      -------------
Net change in cash and cash equivalents                                     19,715,466            677,063           (396,434)
Cash and cash equivalents at beginning of year                               6,576,266          5,899,203          6,295,637
                                                                          ------------      -------------      -------------
Cash and cash equivalents at end of year                                  $ 26,291,732      $   6,576,266      $   5,899,203
                                                                          ============      =============      =============
Cash paid for:
  Interest                                                                $ 10,815,628      $  12,540,501      $   9,754,294
  Income taxes                                                                 727,300            851,975          1,442,300
Non-cash transactions:
  Investment in obligation relative to limited partnership                $         --      $     500,000      $          --
  Transfer from loans to other real estate and repossessed assets              752,616          1,263,152            122,474



       The accompanying notes are an integral part of these consolidated financial statements.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999


Note 1 - Summary Of Significant Accounting Policies
--------------------------------------------------------------------------------

Nature of Operations and Principles of Consolidation: The consolidated financial statements include the accounts of Northeast Indiana Bancorp, Inc. ("Northeast Indiana Bancorp") and its wholly-owned subsidiary, First Federal Savings Bank ("First Federal") and its wholly owned subsidiary Northeast Indiana Financial, Inc. ("Northeast Indiana Financial"), together referred to as "the Company". Northeast Indiana Bancorp was organized for the purpose of owning all of the outstanding stock of First Federal Savings Bank. Intercompany transactions and balances have been eliminated in consolidation.

The primary source of income for Northeast Indiana Bancorp is the origination of commercial and residential real estate loans in northeastern Indiana. Loans secured by real estate mortgages comprise approximately 83% and 81% of the loan portfolio at December 31, 2001 and 2000, and are primarily secured by residential mortgages.

Use of Estimates: To prepare the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Cash Flow Reporting: Cash and cash equivalents are defined as cash and due from banks and short-term interest earning deposits in financial institutions with original maturities under 90 days. Net cash flows are reported for customer loan and deposit transactions as well as securities sold under agreements to repurchase with original maturities of 90 days or less.

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

--------------------------------------------------------------------------------

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

Foreclosed Assets:Assets acquired through or instead of loan foreclosure are initially recorded at the lower of the loan balance or fair value when acquired, establishing a new cost basis. If the value subsequently declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed. Foreclosed assets totaled $302,629 and $724,184 at December 31, 2001 and 2000.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over asset useful lives on the straight line basis.

Long-term Assets: These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

Securities Sold Under Repurchase Agreements:Substantially all securities sold under repurchase agreements represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Stock Compensation: Employee compensation expense under stock option plans is reported if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per common share are shown using the fair value method of SFAS No. 123 to measure expense for options granted after 1994, using an option pricing model to estimate fair value.

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

Financial Instruments: Financial instruments include credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. ESOP and RRP shares are considered outstanding for this calculation unless unearned. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.

Stock  Dividends:   Common  share  amounts  related  to  the  ESOP  plan,  stock compensation plans and earnings and dividends per share are restated for stock dividends.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale, net of tax, which are also recognized as separate components of shareholders' equity.

--------------------------------------------------------------------------------

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

New Accounting Pronouncements: A new accounting standard requires all business combinations to be recorded using the purchase method of accounting for any transaction initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company must be recorded at fair value at date of acquisition, and the excess of cost over fair value of net assets acquired is recorded as goodwill. Identifiable intangible assets must be separated from goodwill. Identifiable intangible assets with finite useful lives will be amortized under another new standard, whereas goodwill, both amounts previously recorded and future amounts purchased, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Adoption of these standards on January 1, 2002 will not have a material effect on the Company's consolidated financial statements.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the Company's consolidated financial statements.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by First Federal to Northeast Indiana Bancorp or by Northeast Indiana Bancorp to shareholders.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Note 2 - Securities
--------------------------------------------------------------------------------
Year end securities were as follows:

                                                    Gross            Gross
                                   Amortized      Unrealized       Unrealized          Fair
                                      Cost          Gains            Losses            Value
                                      ----          -----            ------            -----
Available for sale - 2001
     U.S. Government agencies     $ 3,995,755     $  49,295      $         --      $ 4,045,050
     Mutual funds                     898,857            --                --          898,857
     Mortgage-backed               25,249,244       100,758           (48,546)      25,301,456
     States and political
       subdivisions                   268,906         2,257                --          271,163
     FHLB Stock                     4,913,000            --                --        4,913,000
     Equity                         4,004,530        10,000           (79,030)       3,935,500
                                  -----------     ---------      ------------      -----------

                                  $39,330,292     $ 162,310      $   (127,576)     $39,365,026
                                  ===========     =========      ============      ===========

Available for sale - 2000
     U.S. Government agencies     $18,408,303     $      --      $    (49,463)     $18,358,840
     Mutual funds                     865,598            --                --          865,598
     Mortgage-backed                6,903,937            --           (40,932)       6,863,005
     States and political
       subdivisions                   228,595            --            (3,012)         225,583
     FHLB Stock                     4,913,000            --                --        4,913,000
                                  -----------     ---------      ------------      -----------
                                  $31,319,433     $      --      $    (93,407)     $31,226,026
                                  ===========     =========      ============      ===========

Held to maturity - 2001
     States and political
       subdivisions               $   191,000     $      --      $         --      $   191,000
     Other debt securities            115,000            --                --          115,000
                                  -----------     ---------      ------------      -----------
                                  $   306,000     $      --      $         --      $   306,000
                                  ===========     =========      ============      ===========

Held to maturity - 2000
     States and political
       subdivisions               $   268,000     $      --      $         --      $   268,000
     Other debt securities            115,000            --                --          115,000
                                  -----------     ---------      ------------      -----------
                                  $   383,000     $      --      $         --      $   383,000
                                  ===========     =========      ============      ===========

--------------------------------------------------------------------------------

Contractual maturities of debt securities at year end 2001 were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

                                                                 Available for Sale               Held to Maturity
                                                             ----------------------------      -----------------------
                                                              Amortized           Fair         Amortized       Fair
                                                                 Cost             Value          Cost          Value
                                                                 ----             -----          ----          -----
Due in one year or less                                      $ 3,995,755      $ 4,045,050      $     --      $     --
Due from one to five years                                        20,139           20,428       306,000       306,000
Due from five to ten years                                       248,767          250,735            --            --
Mortgage backed securities                                    25,249,244       25,301,456            --            --
                                                             -----------      -----------      --------      --------
                                                             $29,513,905      $29,617,669      $306,000      $306,000
                                                             ===========      ===========      ========      ========

Sales of securities available for sale were as follows:

                                                                  2001               2000              1999
                                                                  ----               ----              ----
Proceeds                                                        $    --            $ 7,479,825       $     --
Gross gains                                                          --                     --             --
Gross losses                                                         --                (11,886)            --



Securities pledged at year end 2001 and 2000 had a carrying value of $10,588,000 and $9,549,000, and were pledged to secure securities sold under repurchase agreements and Federal Home Loan Bank advances.


Note 3 - Loans Receivable, Net
--------------------------------------------------------------------------------
Year end loans were as follows:


                                                      2001                2000
                                                      ----                ----
Mortgage
  Secured by one-to-four family residences       $  95,777,368       $ 117,682,798
  Secured by other properties                       23,823,754          28,896,465
  Construction - residential                         4,561,695           4,264,083
  Construction - nonresidential                      1,801,401           2,923,481
Automobile                                          12,787,567          14,098,321
Credit card                                          2,431,911           2,652,431
Commercial                                          14,258,860          20,729,529
Home equity and second mortgage                      8,611,814           8,212,495
Other consumer                                       3,879,546           4,822,030
                                                 -------------       -------------
                                                   167,933,916         204,281,633
Net of:
  Loans in process                                    (641,058)           (155,467)
  Undisbursed portion of construction loans         (2,216,913)         (1,745,399)
  Net deferred loan origination fees                  (290,859)           (228,462)
  Allowance for loan losses                         (1,954,900)         (2,001,172)
                                                 -------------       -------------
    Loans receivable, net                        $ 162,830,186       $ 200,151,133
                                                 =============       =============

--------------------------------------------------------------------------------
Activity in the allowance for loan losses was as follows:


                                                             2001             2000              1999
                                                             ----             ----              ----

  Balance at beginning of year                           $ 2,001,172       $ 1,766,700       $ 1,454,000
  Provision charged to income                                575,212         1,590,546           448,647
  Charge-offs                                               (835,462)       (1,410,039)         (185,896)
  Recoveries                                                 213,978            53,965            49,949
                                                         -----------       -----------       -----------
  Balance at end of year                                 $ 1,954,900       $ 2,001,172       $ 1,766,700
                                                         ===========       ===========       ===========

Impaired loans were as follows:
                                                                               2001              2000
                                                                               ----              ----
  Year-end loans with no allocated allowance
     for loan losses                                                       $   623,820       $ 3,702,127
  Year-end loans with allocated allowance
     for loan losses                                                         5,318,029         4,770,889
                                                                           -----------       -----------
  Total                                                                    $ 5,941,849       $ 8,473,016
                                                                           ===========       ===========
  Amount of the allowance for loan losses allocated                        $ 1,049,596       $   912,313

  Average of impaired loans during the year                                  5,493,961         3,514,345

  Interest income recognized during impairment                                 392,943            18,748
  Cash-basis interest income recognized                                        373,510            18,748




  Note 4 - Premises And Equipment, Net
--------------------------------------------------------------------------------

  Year end premises and equipment were as follows:
                                                                                2001              2000
                                                                                ----              ----

  Land                                                                     $   458,331       $   458,331
  Buildings and leasehold improvements                                       2,009,348         1,942,648
  Furniture, fixtures and equipment                                          1,333,555         1,154,469
                                                                           -----------       -----------
   Total cost                                                                3,801,234         3,555,448
  Accumulated depreciation and amortization                                 (1,503,132)       (1,311,269)
                                                                           -----------       -----------
                                                                           $ 2,298,102       $ 2,244,179
                                                                           ===========       ===========


Depreciation  expense was  $252,000,  $247,000 and  $217,000 for 2001,  2000 and
1999.

Note 5 - Deposits
--------------------------------------------------------------------------------

Time deposits of $100,000 or more were $47,207,000 and $59,331,000 at year end 2001 and 2000.

Scheduled maturities of time deposits for the next five years were as follows:


                        2002                 $69,852,686
                        2003                  16,702,791
                        2004                   3,562,907
                        2005                   1,597,498
                        2006                     123,566
                                             -----------
                                             $91,839,448
                                             ===========


Note 6 - Borrowed Funds
--------------------------------------------------------------------------------

Year end borrowed funds were as follows:
                                                    2001            2000
                                                    ----            ----

Federal Home Loan Bank (FHLB) advances          $65,000,000     $67,399,663
Securities sold under repurchase agreements       8,966,411       4,964,007
Demand notes                                             --         175,000
                                                -----------     -----------
                                                $73,966,411     $72,538,670
                                                ===========     ===========

FHLB advances have fixed and variable interest rates ranging from 3.60% to 6.88%. Scheduled maturities and the weighted average interest rate by maturities at year end 2001 were as follows:

                          2003     $12,000,000         5.09%
                          2004       2,000,000         5.13
                          2007      10,000,000         6.65
                          2008       5,000,000         4.92
                    Thereafter      36,000,000         5.23
                                   -----------
                                   $65,000,000         5.40%
                                   ===========         ====

FHLB advances are secured by FHLB stock, eligible mortgage loans and specifically pledged securities. At December 31, 2001 and 2000, in addition to FHLB stock, collateral of approximately $97.9 million and $124 million was pledged to the FHLB to secure advances outstanding.

In addition, $51,000,000 of the advances outstanding at December 31, 2001 contained options with dates ranging from January 9, 2002 to December 21, 2005, whereby the interest rate may be adjusted by the FHLB, at which time the advances may be repaid at the option of First Federal without penalty.

--------------------------------------------------------------------------------

An analysis of securities sold under agreements to repurchase is as follows:

                                                         2001             2000
                                                         ----             ----
Highest month end balance                           $ 16,250,277     $ 18,271,163
Average balance                                        7,170,023        7,305,166
Weighted average interest rate during the period            2.99%            5.89%
Weighted average interest rate at end of period             1.60%            5.77%


Securities with amortized cost of approximately $9,000,000 and $5,000,000 and fair values of approximately $9,122,000 and $5,006,000, at year end 2001 and 2000 were pledged as collateral for securities sold under repurchase agreements.

At year end 2001 and 2000, securities sold under agreements to repurchase had maturities of one day.

The demand notes relate to investments in limited partner interests in partnerships formed for the construction, ownership and management of affordable housing projects. The total original amount of the notes was $1,900,000 for 2001 and 2000, with $1,900,000 and $1,725,000 funded at year end 2001 and 2000.
Payments were required within five days of written demand; however, the note could be prepaid in full or in part at the option of the maker at any time without penalty. The obligation to make payment was absolute and unconditional.


Note 7 - Employee Benefits
--------------------------------------------------------------------------------

Employee Pension Plan: First Federal is part of a noncontributory multi-employer defined benefit pension plan covering substantially all employees. The trustees of the Financial Institutions Retirement Fund administer the plan. There is no separate actuarial valuation of plan benefits nor segregation of plan assets specifically for First Federal because the plan is a multi-employer plan and separate actuarial valuations are not made with respect to each employer nor are the plan assets so segregated. Expense for 2001, 2000 and 1999 was approximately $109,000, $137,000 and $108,000.

401(k) Plan: Northeast Indiana Bancorp has a 401(k) plan for all employees who have completed one year of service (1,000 hours). Participants may make deferrals up to 15% of compensation. Northeast Indiana Bancorp matches 50% of elective deferrals on the first 6% of the participant's compensation. Expense for 2001, 2000 and 1999 was approximately $42,000, $41,000 and $39,000.

Supplemental Retirement Plans: First Federal has a supplemental retirement plan for the President and a deferred compensation plan for certain directors of First Federal. First Federal is recording an expense equal to the change in the present value of the payment due at retirement based on the projected remaining years of service using the projected unit credit method. The balance of the plans was approximately $380,000 and $320,000 at year-end 2001 and 2000. The cost of the plans was approximately $114,000, $162,000 and $68,000 for 2001, 2000 and 1999.

First Federal has purchased insurance on the lives of the participants in the supplemental retirement plan and the deferred compensation plan with First Federal as beneficiary. The cash surrender value of the life insurance was approximately $1,983,000 and $1,889,000 at year-end 2001 and 2000. The income derived from the investment in life insurance included in other income was approximately $94,000, $86,000 and $42,000 for 2001, 2000 and 1999.

Employee Stock Ownership Plan (ESOP):An ESOP exists for the benefit of substantially all employees. Contributions to the ESOP are made by Northeast Indiana Bancorp and are determined by the Board of Directors at their discretion. The contributions may be made in the form of cash or common stock. The annual contributions may not be greater than the amount deductible for federal income tax purposes and cannot cause Northeast Indiana Bancorp to violate regulatory capital requirements.

--------------------------------------------------------------------------------

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

Contributions, including dividends on unearned ESOP shares, were approximately $146,000 during 2001, $252,000 for 2000 and $145,000 for 1999. ESOP compensation expense was approximately  $214,000,  $342,000,  and $239,000 for 2001, 2000 and
1999.


ESOP shares at year end are as follows:
                                           2001          2000
                                           ----          ----

Allocated shares                          110,860       87,706
Shares released for allocation             17,588       30,500
Unreleased shares                          75,129       92,717
Shares vested and withdrawn                 7,684          338
                                         --------     --------

     Total shares                         211,261      211,261
                                         ========     ========

     Fair value of unreleased shares     $939,113     $903,991
                                         ========     ========

Recognition and Retention Plan (RRP): The RRP provides for issue of shares to directors, officers and employees. The maximum total shares available under the RRP was 105,620, and 17,126 shares are available for future grants. During 1999, 550 shares were awarded at $14.66 and in 2000, an additional 500 shares were awarded at $11.31. Also in 2000 and 1999, 984 and 5,281 shares were forfeited and added to treasury stock. The expense associated with the RRP was approximately $9,000, $203,000 and $153,000 in 2001, 2000 and 1999.



Note 8 - Income Taxes
--------------------------------------------------------------------------------
Income tax expense is summarized as follows:

                          2001           2000            1999
                          ----           ----            ----

Current federal        $ 703,715      $ 527,427      $ 1,301,712
Deferred federal        (130,649)      (163,189)        (182,585)
Current state            203,734        108,667          384,969
Deferred state            (4,223)       (32,018)         (28,808)
                       ---------      ---------      -----------
Income tax expense     $ 772,577      $ 440,887      $ 1,475,288
                       =========      =========      ===========

--------------------------------------------------------------------------------
Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income before income taxes as a result of the following:

                                                     2001           2000             1999
                                                     ----           ----             ----
Income taxes at statutory rate                    $ 932,264       $ 586,272       $ 1,382,177
Tax effect of:
  State tax, net of federal income tax effect       131,677          50,588           235,066
  Low income housing credit                        (204,100)       (173,465)         (138,000)
  Tax exempt income                                 (73,637)        (36,828)          (22,791)
  Other, net                                        (13,627)         14,320            18,836
                                                  ---------       ---------       -----------
     Income tax expense                           $ 772,577       $ 440,887       $ 1,475,288
                                                  =========       =========       ===========

Effective tax rate                                     28.2%           25.6%             36.3%


The components of the net deferred tax asset recorded in the balance sheet at year end are as follows:


                                                           2001             2000
                                                           ----             ----
Deferred tax assets
  Deferred compensation                                $   150,713      $   126,846
  Bad debts                                                682,302          633,174
  Deferred loan fees                                       115,209           90,494
  Unearned compensation                                     85,278           85,270
  Unrealized loss on securities available for sale              --           37,989
  Interest on non-accrual loans                             65,061           65,751
  Other                                                      6,010               --
                                                       -----------      -----------
                                                         1,104,573        1,039,524
Deferred tax liabilities
  Depreciation                                            (109,467)        (104,590)
  Unrealized gain on securities available for sale         (13,755)              --
  Low income housing partnership                          (102,169)         (90,707)
  Other                                                         --          (48,173)
                                                       -----------      -----------
                                                          (225,391)        (243,470)
                                                       -----------      -----------

  Net deferred tax asset                               $   879,182      $   796,054
                                                       ===========      ===========


Retained earnings at December 31, 2001 and 2000 include approximately $1.3 million for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $442,000 at December 31, 2001 and 2000. Legislation passed in August 1997 now requires the Company to deduct a provision for bad debts for tax purposes based on actual loss experience and to recapture the excess bad debt reserve accumulated in tax years after 1986. The related amount of deferred tax liability, which must be recaptured, was $276,000 originally and is payable over a six-year period that began in 1998.

Note 9 - Regulatory Matters
--------------------------------------------------------------------------------

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

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If under-capitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

At year end, actual First Federal capital levels (in millions) and minimum required levels were:


                                                                                 Minimum Required
                                                                                   To Be Well
                                                          Minimum Required         Capitalized
                                                             For Capital     Under Prompt Corrective
                                         Actual           Adequacy Purposes     Action Regulations
                                         ------           -----------------     ------------------
                                    Amount     Ratio      Amount      Ratio    Amount       Ratio
                                    ------     -----      ------      -----    ------       -----
2001
----
Total capital                     $    25.6     17.9%   $    11.4      8.0%   $    14.3     10.0%
  (to risk weighted assets)
Tier 1 (core) capital                  24.3     17.0          5.7      4.0          8.6      6.0
  (to risk weighted assets)
Tier 1 (core) capital                  24.3     10.2          9.5      4.0         11.9      5.0
  (to adjusted total assets)
Tier 1 (core) capital                  24.3     10.0          9.7      4.0         12.1      5.0
  (to average assets)

2000
----

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


First Federal was categorized as well capitalized at year end 2001 and 2000

Regulations of the Office of Thrift Supervision limit the amount of dividends and other capital distributions that may be paid by savings institutions without prior approval of the Office of Thrift Supervision. The regulatory restriction is based on a three-tiered system with the greatest flexibility being afforded to well-capitalized (Tier 1) institutions. First Federal is currently a Tier 1 institution. Accordingly, First Federal can make, without prior regulatory approval, distributions during a calendar year up to 100% of its retained net income for the calendar year-to-date plus retained net income for the previous two calendar years as long as First Federal would remain well-capitalized, as defined by the Office of Thrift Supervision prompt corrective action regulations, following the proposed distribution. Accordingly, First Federal must request prior regulatory approval to pay dividends in 2002, until First Federal has net income of more than $511,000, in which case dividends may be paid for any net income exceeding $511,000.

Note 10 - Commitments And Contingencies And Financial
Instruments With Off-Balance-Sheet Risk
--------------------------------------------------------------------------------

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

Financial instruments with off-balance-sheet risk were as follows at year end.

                                         2001              2000
                                         ----              ----
  Fixed rate commitments            $ 4,968,005        $ 1,185,677
  Variable rate commitments           8,028,718         10,578,435
  Credit card arrangements            3,881,939          4,904,954
  Letters of credit                     804,101            794,101


Most loan commitments have terms up to 60 days. At year end 2001, fixed commitments have contractual interest rates ranging from 5.88% to 8.63%. Credit card interest rates are fixed at 14.9% or 9.8%. Most variable rate arrangements are tied either to the national monthly median cost of funds, prime rate or the U.S. Treasury bill rate and have spreads between 0% and 5%.

Certain executives of the Bank have employment contracts, which are based upon changes of control. The employment contracts provide for the payment of one to three years worth of the officers' salaries upon a change of control.


Note 11 - Stock Options
--------------------------------------------------------------------------------

Options to buy stock are granted to directors, officers and employees under the stock option and incentive plan. Exercise price is the market price at date of grant. The maximum option term is ten years and options vest over five years. At year end 2001, 3,771 shares were authorized for future grants.

Statement of Financial Accounting Standard No. 123 requires pro forma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. Accordingly, the following pro forma information presents net income and earnings per share had the fair value method been used to measure compensation cost for stock option plans. No compensation cost was actually recognized for stock options for 2001, 2000 and 1999.

--------------------------------------------------------------------------------

                                                       2001           2000           1999
                                                       ----           ----           ----
  Net income as reported                            $1,969,377     $1,283,443     $2,589,937
  Pro forma net income                               1,956,692      1,102,982      2,412,455
  Basic earnings per common share as reported       $     1.28     $      .80     $     1.59
  Diluted earnings per common share as reported           1.25            .79           1.54
  Pro forma basic earnings per common share               1.27            .69           1.49
  Pro forma diluted earnings per common share             1.25            .68           1.43


In future years, the pro forma effect of not applying this standard may increase as additional options are granted. Information about option grants follows:

                                       Number         Exercise       Fair Value
                                     of Options        Price         of Grants
                                     ----------        -----         ---------
   Outstanding, beginning of 1999      210,820
     Granted                             8,250       $   14.66       $   2.43
     Exercised                          (2,456)           9.71
                                       -------
   Outstanding, end of 1999            216,614
     Granted                             5,500           11.31           2.63
     Granted                             2,500           10.19           2.06
     Exercised                          (4,422)           9.71
     Forfeited                          (1,573)           9.71
                                       -------
   Outstanding, end of 2000            218,619
     Granted                             5,000           12.75           2.40
     Exercised                         (27,612)           9.71
                                       -------
   Outstanding, end of 2001            196,007
                                       =======

The fair value of options granted during 2001, 2000 and 1999 is estimated using the following weighted-average information: risk-free interest rate of 4.32%, 6.32% and 4.76%, expected life of 7 years, 5.5 years and 7 years, expected volatility of stock price of 22.9%, 23.5% and 22.3% and expected dividends of 3.95%, 3.76% and 1.92% per year. Options outstanding at year end were as follows:

                                                   2001            2000            1999
                                                   ----            ----            ----
   Number of options                              196,007         218,619         216,614
   Minimum exercise price                       $    9.71       $    9.71       $    9.71
   Maximum exercise price                           18.49           18.49           18.49
   Weighted-average exercise price                  10.23            9.99           10.06
   Weighted-average remaining option life       4.5 years       5.0 years       6.2 years



There were 177,842, 159,113 and 117,232 options exercisable at year end 2001, 2000 and 1999. The weighted-average exercise price of options exercisable at year end 2001, 2000 and 1999 was $9.94, $9.86 and $9.78.

Note 12 - Related Party Transactions
--------------------------------------------------------------------------------

Certain directors and officers of First Federal are loan customers. A summary of related party loan activity for loans aggregating $60,000 or more to any one related party is as follows:

   Balance - January 1, 2001                           $ 3,575,358
        New loans                                          257,791
        Repayments                                        (552,038)
        Changes in related parties during the year        (481,892)
                                                       -----------
   Balance - December 31, 2001                         $ 2,799,219
                                                       ===========

Related party deposits were approximately $540,000 and $553,000 at year end 2001 and 2000.

Note 13 - Fair Values Of Financial Instruments

Following are carrying amounts and estimated fair values at year end (in thousands):


                                              2 0 0 1                       2 0 0 0
                                              -------                       -------
                                       Carrying      Estimated       Carrying      Estimated
                                        Amount       Fair Value       Amount       Fair Value
                                        ------       ----------       ------       ----------
   Financial assets:
   -----------------
     Cash and cash equivalents         $  26,292      $  26,292      $   6,576      $   6,576
     Securities available for sale        39,365         39,365         31,226         31,226
     Securities held to maturity             306            306            383            383
     Loans held for sale                   1,543          1,543             --             --
     Loans receivable, net               162,830        170,585        200,151        201,182
     Accrued interest receivable             753            753            896            896
     Investments in limited
        liability partnerships             1,546          1,546          1,704          1,704

   Financial liabilities:
   ----------------------
     Deposits                           (137,030)      (138,668)      (146,806)      (147,743)
     Borrowed funds                      (73,966)       (73,016)       (72,539)       (72,725)
     Accrued interest payable               (235)          (235)          (286)          (286)


For purposes of the above disclosures of estimated fair value, the following assumptions were used. The estimated fair value for cash and cash equivalents, accrued interest and investments in limited liability partnerships is considered to approximate cost. The estimated fair value for securities is based on quoted market values for the individual securities or equivalent securities. The estimated fair value for loans held for sale is based on market quotes. The estimated fair value for loans is based on estimates of the rate that would be charged for similar loans at December 31, 2001 and 2000, applied for the time period until estimated repayment. The estimated fair value for demand and savings deposits is based on their carrying value. The estimated fair value for time deposits and borrowed funds is based on estimates of the rate that would be paid on deposits or for borrowings at December 31, 2001 and 2000, applied for the time period until maturity. The estimated fair value of other financial instruments and off-balance-sheet loan commitments approximates cost and is not considered significant for this presentation.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were Northeast Indiana Bancorp to have disposed of such items at December 31, 2001 or 2000, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 2001 and 2000 should not necessarily be considered to apply at subsequent dates.

Note 14 - Parent Company Only Condensed
Financial Information
--------------------------------------------------------------------------------

Condensed financial information of Northeast Indiana Bancorp, Inc. is as follows:


                            CONDENSED BALANCE SHEETS
                           December 31, 2001 and 2000
                                                           2001             2000
                                                           ----             ----
ASSETS
Cash and cash equivalents                              $   891,138     $ 1,522,353
Securities available for sale                              271,163         225,583
Loan receivable from Employee Stock Ownership Plan         727,375         872,850
Investment in subsidiary bank                           24,378,224      23,956,077
Other assets                                                22,049           5,741
                                                       -----------     -----------
Total assets                                           $26,289,949     $26,582,604
                                                       ===========     ===========
LIABILITIES
Accrued expenses                                       $     8,911     $     8,847

SHAREHOLDERS' EQUITY                                    26,281,038      26,573,757
                                                       -----------     -----------
Total liabilities and shareholders' equity             $26,289,949     $26,582,604
                                                       ===========     ===========


--------------------------------------------------------------------------------


                         CONDENSED STATEMENTS OF INCOME
                  Years ended December 31, 2001, 2000 and 1999

                                                     2001            2000              1999
                                                     ----            ----              ----

Interest income                                  $    67,400      $    75,103      $    84,295
Dividends from subsidiary bank                     1,900,000        1,950,000          600,000
                                                 -----------      -----------      -----------

     Total income                                  1,967,400        2,025,103          684,295

Operating expenses                                   187,331          197,972          167,947
                                                 -----------      -----------      -----------

Income before income taxes and equity in
  undistributed earnings of subsidiary bank        1,780,069        1,827,131          516,348

Income tax benefit                                   (84,279)         (72,240)         (62,820)
                                                 -----------      -----------      -----------

Income before equity in undistributed
  earnings of subsidiary bank                      1,864,348        1,899,371          579,168

Equity in undistributed (excess distributed)
  earnings of subsidiary bank                        105,029         (615,928)       2,010,769
                                                 -----------      -----------      -----------

Net income                                       $ 1,969,377      $ 1,283,443      $ 2,589,937
                                                 ===========      ===========      ===========

Note 14 - Parent Company Only Condensed
Financial Information(Continued)
--------------------------------------------------------------------------------

                       CONDENSED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2001, 2000 and 1999

                                                         2001             2000             1999
                                                         ----             ----             ----
Cash flows from operating activities
  Net income                                         $ 1,969,377      $ 1,283,443      $ 2,589,937
  Adjustments to reconcile net income to cash
     from operating activities
       Equity in (undistributed) excess
         distributed earnings of subsidiary bank        (105,029)         615,928       (2,010,769)
       Change in
         Other assets                                    (15,426)          (1,899)         117,580
         Accrued expenses                                     64            3,448            1,599
                                                     -----------      -----------      -----------
           Net cash from operating activities          1,848,986        1,900,920          698,347

Cash flows from investing activities
  Repayments on loan receivable from ESOP                145,475          145,475          145,475
  Purchase of securities available for sale              (40,311)         (28,595)              --
                                                     -----------      -----------      -----------
     Net cash from investing activities                  105,164          116,880          145,475

Cash flows from financing activities
  Dividends paid                                        (735,335)        (710,816)        (617,467)
  Purchase of treasury stock                          (2,118,144)        (741,904)      (1,225,438)
  Sale of treasury stock                                 268,114           48,593           31,879
                                                     -----------      -----------      -----------
     Net cash from financing activities               (2,585,365)      (1,404,127)      (1,811,026)
                                                     -----------      -----------      -----------
Net change in cash and cash equivalents                 (631,215)         613,673         (967,204)

Cash and cash equivalents at beginning of year         1,522,353          908,680        1,875,884
                                                     -----------      -----------      -----------
Cash and cash equivalents at end of year             $   891,138      $ 1,522,353      $   908,680
                                                     ===========      ===========      ===========

Note 15 - Earnings Per Share
--------------------------------------------------------------------------------

A reconciliation of the numerators and denominators of the basic earnings per common share and diluted earnings per common share computations for the years ended December 31, is presented below.

                                                       2001             2000             1999
                                                       ----             ----             ----
Basic Earnings Per Common Share

  Net income available to common shareholders      $ 1,969,377      $ 1,283,443      $ 2,589,937
                                                   ===========      ===========      ===========
  Weighted average common shares
     outstanding before adjustment                   1,630,709        1,731,741        1,801,800

  Less: unallocated ESOP shares                        (92,717)        (117,197)        (140,820)

  Less: non-vested RRP shares                           (1,335)         (18,258)         (36,545)
                                                     -----------      -----------      -----------

  Weighted average common shares outstanding
     for basic earnings per common share             1,536,657        1,596,286        1,624,435
                                                   ===========        =========        =========

       Basic Earnings Per Common Share             $      1.28      $       .80      $      1.59
                                                   ===========      ===========      ===========

Diluted Earnings Per Common Share

  Net income available to common
     shareholders, per above                       $ 1,969,377      $ 1,283,443      $ 2,589,937
                                                   ===========      ===========      ===========

  Weighted average common shares outstanding         1,536,657        1,596,286        1,624,435

  Add: dilutive effects of assumed conversions
    and exercises of stock options                      34,287           29,611           58,665
                                                     -----------      -----------      -----------

Weighted average common and dilutive
  shares outstanding for dilutive earnings per
  common share                                       1,570,944        1,625,897        1,683,100
                                                   ===========      ===========      ===========

Diluted Earnings Per Common Share                  $      1.25      $       .79      $      1.54
                                                   ===========      ===========      ===========



Stock options for 18,695, 19,195 and 11,880 shares of common stock were not considered in computing diluted earnings per common shares for the years ended December 31, 2001, 2000 and 1999 because they were not dilutive.

Stockholder Information
--------------------------------------------------------------------------------

STOCK LISTING INFORMATION
The Company's common stock is traded on the NASDAQ National Market under the symbol "NEIB".

STOCK PRICE INFORMATION
The following table sets forth the high and low bid prices and dividends declared per share of common stock for the periods indicated. The source of such price information was NASDAQ's monthly trade history report. The prices do not represent actual transactions and do not include retail markups, markdowns or commissions.

                                                                      Dividends
     Quarter Ended                          High           Low        Declared
     -------------                          ----           ---        --------
     March 31, 2000                       $ 12.31        $ 9.88        $  .100
     June 30, 2000                          11.88          9.63           .100
     September 30, 2000                     11.88         11.00           .100
     December 31, 2000                      12.00          8.50           .110

     March 31, 2001                       $ 11.50        $ 9.44        $  .110
     June 30, 2001                          13.20         10.43           .110
     September 30, 2001                     13.95         12.30           .110
     December 31, 2001                      13.90         12.50           .120


Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions.

As of February 12, 2002, there were approximately shareholders of record, not including those shares held in 467 nominee or street name through various brokerage firms or banks.

ANNUAL REPORT ON FORM 10-KSB
A copy of the Company's annual report on Form 10-KSB, filed with the Securities and Exchange Commission, is available without charge by writing:


     W. Elaine Furnish
     Vice President/Controller
     Northeast Indiana Bancorp, Inc.
     100 Frontage Road
     Huntington, Indiana 46750


STOCK TRANSFER AGENT
Inquiries regarding stock transfer, registration, lost certificates or changes in name and address should be directed to the stock transfer agent and registrar by writing:


     Registrar and Transfer Company
     10 Commerce Drive
     Cranford, New Jersey 07016


INVESTOR INFORMATION
Stockholders, investors, and analysts interested in additional information may contact Stephen E. Zahn, Chairman, President and CEO, Northeast Indiana Bancorp, Inc.

Corporate Office                     Special Counsel                     Independent Auditor

Northeast Indiana Bancorp, Inc.      Katten Muchin and Zavis             Crowe, Chizek and Company LLP
648 North Jefferson Street           1025 Thomas Jefferson Street, NW    330 E. Jefferson Blvd.
Huntington, Indiana 46750            East Lobby:  Suite 700              South Bend, Indiana 46624
(260) 356-3311                       Washington, DC  20007-5201

Directors And Executive Officers
Northeast Indiana Bancorp, Inc.
--------------------------------------------------------------------------------

BOARD OF DIRECTORS                         EXECUTIVE OFFICERS

Stephen E. Zahn                            Stephen E. Zahn
Chairman of the Board                      President and Chief Executive Officer
President and Chief Executive Officer
                                           Dee Ann Hammel
Dan L. Stephan                             Senior Vice President, Secretary
Past State Representative                   and Chief Operations Officer
 Indiana Legislature
Agent                                      Darrell E. Blocker
 Variable Annuity Life Insurance Company   Senior Vice President, Treasurer
                                            and Chief Financial Officer
J. David Carnes
Medical Doctor and Associate               Michael S. Zahn
 Family Practice Associates                Senior Vice President

Michael S. Zahn                            Joseph A. Byers
Senior Vice President                      Senior Vice President and
                                            Senior Trust Officer
Randall C. Rider
President
 Lime City Manufacturing Company, Inc.



Annual Meeting
--------------------------------------------------------------------------------

The Annual Meeting of Stockholders of Northeast Indiana Bancorp, Inc., will be held on May 1, 2002 at 1:00 p.m. at the North location of First Federal Savings Bank, 100 Frontage Road, Huntington, Indiana.

                                  [BACK COVER]


First Federal Savings Bank
Office Locations

NORTH OFFICE                            DOWNTOWN OFFICE
100 Frontage Road                       648 N. Jefferson Street
Huntington, IN 46750                    Huntington, IN 46750
260/358-4680                            260/356-3311


SOUTH OFFICE                            Northeast Indiana Financial, Inc.
1240 S. Jefferson Street                260/358-2622
Huntington, IN 46750
260/356-5633



                     [LOGO-NORTHEAST INDIANA BANCORP, INC.]



                             WWW.FIRSTFED-NEIB.COM