Form 10-K, Exhibit 13
NORTHEAST INDIANA BANCORP INC
filed 2003-03-27
CIK 942898

[GRAPHIC OMITTED]

2002
annual                                  NORTHEAST INDIANA Bancorp, Inc.
report

PRESIDENT'S MESSAGE TO OUR SHAREHOLDERS
--------------------------------------------------------------------------------
                                                                [GRAPIC OMITTED]

Dear Shareholders,

2002 proved to be a very challenging year for our industry and for Northeast Indiana Bancorp, Inc. and its wholly owned subsidiary First Federal Savings Bank. The economic climate in our market area, northeastern Indiana, has remained very weak and housing sales, our main source of loans have been modest. These factors, along with an interest rate environment that did not favor the current composition of our balance sheet, produced results that were average for the industry but well below our expectations.

Despite these obstacles, we continued to be profitable. Net income for the year ended December 31, 2002 was $1.6 million, or diluted earnings per common share of $1.06, compared to $2.0 million, or diluted earnings per common share of $1.25 for the year ended December 31, 2001. The reduction in net income was the direct result of a decrease in net interest income, increased loan loss provisions and increases in other noninterest expenses.

On a more positive note, Northeast Indiana Bancorp, Inc. returned more than $2.1 million to shareholders in 2002, including cash dividends of $752,000 and stock repurchases of 87,676 shares at an average price of $15.06 per share. The Company has increased cash dividends paid per share from $0.252 (adjusted for 10% stock dividends declared and paid in both November 1998 and November 1999) during the first full year of operations for the year ended December 31, 1996 to $0.490 for the current year ended December 31, 2002. This represents a 94.4% compound growth rate for dividends paid across this six-year period. During the past twelve months our stock price has increased from a closing price of $12.50 per share on December 31, 2001 to a closing price of $15.80 per share at December 31, 2002, a 26.4% increase in value.

As we enter 2003 there are many uncertainties which face our nation and the financial services industry. Our directors and officers remain excited and optimistic about our future and the opportunities that lie ahead. A strong capital base is in place, liquidity has been maintained and a concerted effort is being made to adjust the asset/liability mix to enhance future earnings of the Company. We are dedicated to doing the best possible job for our shareholders, customers, and employees. As such, we will continue to position ourselves to become more profitable in the future. I thank you for your continued support and loyalty as we work to preserve and expand shareholder value.

Sincerely,


/s/ Stephen E. Zahn

Stephen E. Zahn
Chairman of the Board,
President, Chief Executive Officer

TABLE OF CONTENTS
--------------------------------------------------------------------------------

PRESIDENT'S MESSAGE TO OUR SHAREHOLDERS ...................................... 1

SELECTED CONSOLIDATED FINANCIAL INFORMATION................................... 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS ....................................................... 3

REPORT OF INDEPENDENT AUDITORS ...............................................17

CONSOLIDATED FINANCIAL STATEMENTS ............................................18

STOCKHOLDER INFORMATION ......................................................45

DIRECTORS AND EXECUTIVE OFFICERS ..............................Inside Back Cover

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

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                            December 31
                                                                            -----------
                                                        2002        2001        2000        1999        1998
                                                        ----        ----        ----        ----        ----
Selected Financial Condition Data:                                     (dollars in thousands)
Total assets ......................................   $225,019    $238,395    $247,094    $254,747    $212,425
Securities ........................................     43,063      39,671      31,609      33,649      14,187
Loans receivable, net .............................    154,560     162,830     200,151     208,395     185,906
Deposits ..........................................    122,357     137,030     146,806     143,212     123,336
Total borrowings ..................................     74,894      73,966      72,539      84,754      63,080
Shareholders' equity ..............................     26,562      26,281      26,574      25,655      25,005

Selected Operations Data:

Total interest income .............................   $ 14,297    $ 17,436    $ 19,565    $ 17,722    $ 16,139
Total interest expense ............................      7,997      10,765      12,485       9,846       9,061
                                                      --------    --------    --------    --------    --------
   Net interest income ............................      6,300       6,671       7,080       7,876       7,078
Provision for loan losses .........................        732         575       1,591         449         360
                                                      --------    --------    --------    --------    --------
Net interest income after provision for loan
  losses ..........................................      5,568       6,096       5,489       7,427       6,718
Total noninterest income ..........................      1,464       1,348       1,010         832         731
Total noninterest expense .........................      4,971       4,702       4,775       4,194       3,691
                                                      --------    --------    --------    --------    --------
Income before income taxes ........................      2,061       2,742       1,724       4,065       3,758
Income tax expense ................................        471         773         441       1,475       1,369
                                                      --------    --------    --------    --------    --------
Net income ........................................   $  1,590    $  1,969    $  1,283    $  2,590    $  2,389
                                                      ========    ========    ========    ========    ========

Basic earnings per common share (2) ...............   $   1.09    $   1.28    $   0.80    $   1.59    $   1.36
Diluted earnings per common share (2) .............       1.06        1.25        0.79        1.54        1.28

Selected Financial Ratios and Other Data:

Performance Ratios:
   Return on assets (ratio of net income to
     average total assets) ........................       0.69%       0.81%       0.50%       1.11%       1.17%
   Return on equity (ratio of net income to
     average total shareholders' equity) ..........       6.01        7.35        4.88       10.15        9.15
   Interest rate spread information:
      Average during period .......................       2.44        2.39        2.39        3.03        2.95
      End of period ...............................       2.57        2.53        2.34        3.02        3.11
   Net interest margin (1) ........................       2.87        2.88        2.90        3.50        3.57
   Ratio of operating expense to average total
     assets .......................................       2.16        1.94        1.88        1.80        1.81
   Ratio of average interest-earning assets to
     average interest-bearing liabilities .........     111.80      110.54      109.95      110.74      113.66

Quality Ratios:
   Non-performing assets to total assets at end
     of period ....................................       3.00        3.03        1.79         .70         .63
   Allowance for loan losses to non-performing
     loans ........................................      34.35       28.26       53.99      103.33      120.36
   Allowance for loan losses to total loans .......       1.36        1.19         .99         .84         .78

Capital Ratios:
   Total shareholders' equity to total assets at
     end of period ................................      11.80       11.02       10.75       10.07       11.77
  Average total shareholders' equity to average
     total assets .................................      11.52       11.07       10.33       10.94       12.80

Other Data:
   Dividends declared per share (2) ...............   $  0.490    $  0.450    $  0.410    $  0.345    $  0.293
   Dividend payout ratio ..........................      44.95%      35.16%      51.25%      21.70%      21.54%
   Number of full-service offices .................          3           3           3           3           3

----------
(1)   Net interest income divided by average interest-earning assets.

(2) All share and per share amounts have been restated to reflect the 10% stock dividends paid on November 23, 1998 to shareholders of record November 6, 1998 and again on November 22, 1999 to shareholders of record November 6, 1999.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Northeast Indiana Bancorp, Inc. ("Northeast Indiana Bancorp" or "the Company") was formed as a Delaware corporation in March, 1995 for the purpose of issuing common stock and owning all of the common stock of First Federal Savings Bank ("First Federal") as a unitary thrift holding company. First Federal conducts business from its three offices located in Huntington, Indiana. Northeast Indiana Bancorp's primary business activity is its investment in First Federal, and therefore, the following discussion relates primarily to its operations.

During 1998, First Federal established a trust department which began operations in the fourth quarter. At the end of 2002, $39.8 million was held under asset management. In February 1999, Northeast Indiana Bancorp announced the establishment of Northeast Indiana Financial, Inc., a wholly-owned subsidiary of the Bank. Northeast Indiana Financial, Inc. provides brokerage services through the purchase of mutual funds, annuities, stocks and bonds for its customers and has $12.8 million of assets held for our customers. The trust department has grown to a level where it provides a slight positive impact to the Company. Northeast Indiana Financial, Inc. has not been able to produce positive results thus far primarily due to the extremely challenging equity markets over the past three years. Management continues to believe that the equity markets will eventually stabilize and that the additional value of these types of services to customers will be rewarded with future profitability.

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

Prevailing economic conditions as well as federal regulations concerning monetary policies, fiscal policies, and financial institutions significantly affect First Federal. During 2000 the Federal Reserve raised short-term rates three times for a total of 100 basis points to help the United States economy maintain low inflation. The increase in interest rates helped cause the economy to slow as became evident by the fourth quarter of 2000. Due to the continued economic downturn, the Federal Reserve lowered short-term rates eleven times during 2001 for a total of 475 basis points in an attempt to stimulate the economy. The low interest rate environment carried over into 2002 as the economy continued to struggle. The Federal Reserve eventually lowered short-term rates an additional 50 basis points in the fourth quarter of 2002, bringing the benchmark federal funds target rate to the lowest levels of the past three decades.

The low interest rate environment of the past two years has continued to pressure the net interest margin of the Company as loan repayments and amortizing security prepayment speeds have ran at very high levels. As a result, the net interest margin for First Federal Savings Bank decreased slightly from 2.88% as of December 31, 2001 to 2.87% at the end of 2002.

After operating in this historically low interest rate environment now in excess of twelve months, Management has tried to position the Company favorably for a rising rate environment. However, there can be no assurance that First Federal can continue to successfully market its lending products in a rising rate environment or that such interest rate movements will not adversely affect net income.

Subsequent to September 30, 2000, Northeast Indiana Bancorp became aware of adverse circumstances that had occurred involving loans originated by First Federal to a single commercial borrower. During the fourth quarter 2000 these loans were written down to estimated fair value of the collateral. The collateral included repossessed vehicles, consumer auto leases and contracts. The estimated present value of leases and contracts was approximately $1.5 million and was included in consumer loans at December 31, 2000. These leases and contracts were considered both non-performing and impaired at that time. As of December 31, 2002 the remaining estimated present value of these leases and contracts was approximately $235,000, a decline from the $685,000 reported at December 31, 2001. These leases and contracts are included in consumer loans and are still considered both non-performing and impaired.

Deposit balances are influenced by a number of factors including interest rates paid on competing personal investments and the level of personal income and savings within First Federal's market. Lending activities are influenced by the demand for housing as well as competition from other lending institutions. Liquidity levels and funds available to originate loans may also impact lending activities. The primary sources of funds for lending activities include deposits, borrowed funds, loan payments, loan sales and funds provided from operations.

Forward-Looking Statements

When used in this document and in future filings by Northeast Indiana Bancorp with the Securities and Exchange Commission, in our press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including but not limited to, changes in economic conditions in our market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in our market area and competition, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

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

Northeast Indiana Bancorp does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements, or for any other reason.

Financial Condition

Northeast Indiana Bancorp's total assets decreased from $238.4 million at December 31, 2001 to $225.0 million at December 31, 2002, a decrease of $13.4 million, or 5.6%. The decrease was due primarily to a decrease in net loans receivable of $8.3 million or 5.1% and a decrease in interest earning cash of $8.3 million offset in part by an increase of $3.4 million in securities available for sale. The overall reduction in liabilities was due mainly to a $14.7 million decrease in total deposits, primarily in time deposits.

Most segments of the loan portfolio decreased during 2002. The decrease was mostly attributable to mortgage loans, which decreased $10.2 million. Mortgage loans secured by one-to-four family residences decreased $9.3 million to $86.5 million at December 31, 2002 and represent 56.0% of First Federal's net loan portfolio. Due to the low interest rate environment, First Federal sold approximately $18.9 million fixed rate one-to-four family mortgages during 2002 which contributed to the decrease in mortgage loans. Mortgage loans secured by multi-family and commercial real estate decreased $633,000 to $23.2 million at December 31, 2002 and construction loans secured by residential and non-residential real estate decreased $289,000 to $6.1 million.

First Federal also offers a variety of consumer loans including automobile, credit card, commercial, home equity and second mortgage loans. Total consumer and commercial business loans increased $1.1 million to $43.0 million at December 31, 2002. This increase was primarily due to increases in commercial loans offset by declines in automobile, home equity and second mortgage loans , credit card, and other consumer loans. Automobile loans comprise $10.4 million of total consumer loans while home equity and second mortgage loans represent another $7.6 million at December 31, 2002. While typically producing higher yields, non-mortgage lending exposes the Company to more collateral risk in addition to credit risk.

Future loan growth and profitability related thereto, is dependent on the economy. First Federal currently anticipates low growth in mortgages and will continue to sell long term fixed rate mortgages to the secondary market while planning to hold more of the 10 to 20 year term fixed rate mortgages in our portfolio. First Federal will continue to provide commercial and consumer lending and anticipates non-residential mortgage lending to increase as a percentage of total loans.

Total deposits decreased $14.7 million to $122.4 million at December 31, 2002. The 10.7% decrease in 2002 was primarily due to a decrease in time deposits of $15.8 million, partially offset by an increase of $1.5 million in non-interest bearing demand and savings deposits. A decrease in jumbo time deposits, primarily from outside of our market area, of $19.4 million was offset by an increase of $3.6 million of local non-jumbo time deposits. First Federal remained competitive in the local market and was more aggressive with longer term rates in an attempt to lengthen deposit maturities.

Total borrowed funds increased $928,000, from $74.0 million to $74.9 million at December 31, 2002. Borrowed funds include advances from the Federal Home Loan Bank of Indianapolis (FHLB) with variable interest rates and stated maturities ranging through 2011. The balance of FHLB advances was $67.0 million an increase from $65.0 million at December 31, 2001.

FHLB advances are subject to prepayment fees and include $16.0 million maturing in 2003 and 2004. In addition, $51.0 million of the advances outstanding at December 31, 2002 contained options with dates ranging from April 27, 2003 through December 21, 2005, whereby the interest rate may be adjusted by the FHLB, at which time the advances may be repaid at the options of First Federal without a prepayment fee. First Federal's borrowing limit at the FHLB as of December 31, 2002, was $68.0 million based on the collateral pledged. Borrowings at December 31, 2002 also include various securities sold under repurchase agreements that were offered starting in 1999. The balance of securities sold under repurchase agreements at December 31, 2002 was $7.8 million, a decline from $9.0 million at December 31, 2001.

Results of Operations
Comparison of Years Ended December 31, 2002 and 2001

General. Net income for the year ended December 31, 2002 was $1.6 million compared to net income of $2.0 million for 2001, a decrease of $379,000. The decrease in net income was primarily the result of an increase in provision for loan losses of $157,000, a decrease in net interest income of $371,000, and an increase in non-interest expense of $269,000. These items were partially offset by an increase in non-interest income of $116,000 and a reduction in income tax expense of $302,000. Further details regarding the changes in the income and expenses are discussed below.

Interest Income. Interest income decreased $3.1 million or 18.0% to $14.3 million for the year ended December 31, 2002. The decrease in interest income was primarily the result of loan interest income decreasing $2.9 million to $12.2 million along with a decrease of $228,000 to $2.1 million in securities and other interest earning assets. The average yield for the year on the loan portfolio decreased to 7.62% in 2002 compared to 8.19% in 2001. The decrease in loan interest income occurred as a result of a reduction in average balances of loans outstanding in 2002 compared to 2001, and lower average rates during 2002.

Interest Expense. Interest expense for 2002 decreased $2.8 million or 25.7% over 2001 interest expense. The majority of the decrease was due to less interest expense on deposits, which decreased $2.7 million in 2002. The average rate for time deposits decreased 153 basis points from 2001 to 2002. The average rate for money market accounts decreased by 161 basis points to 2.02% for 2002 along with a decrease of 61 basis points on the average rate for savings accounts, and a decrease of 47 basis points on NOW accounts. Other borrowed funds declined 24 basis points to 5.08% in 2002.

Net interest income. Net interest income decreased $371,000 or 5.6% from $6.7 million to $6.3 million for the year ended December 31, 2002. The average spread increased to 2.44% over the 2.39% reported in 2001. Average interest-earning assets margin decreased to 2.87% in 2002 from 2.88% in 2001.

Provision for Loan Losses. The provision for loan losses for 2002 was $732,000 compared to $575,000 in 2001, an increase of $157,000. The provision for loan losses less net charge-offs for the year resulted in a $181,000 increase in the allowance for loan losses. The allowance for loan losses of $2.1 million at December 31, 2002 was a 9.2% increase compared to December 31, 2001. Management will continue to maintain the allowance for loan losses at a level deemed adequate by management based on its quarterly analysis and will include additional consideration of non-performing loans.

Noninterest income. Noninterest income increased from $1.3 million in 2001 to $1.5 million in 2002. The majority of this change occurred as a result of our increases in net gain on sale of loans to $475,000 in 2002 compared to $234,000 for 2001, an increase of $241,000 or 103.0%. Trust and brokerage fees increased $46,000 and $22,000 or 43.5% and 48.4% to $153,000 and $66,000 in 2002 primarily from additional trust assets under management and fee changes in trust accounts and increased volume of discount brokerage services. Other service charges and fees of $425,000 in 2002 decreased by $163,000 compared to $588,000 for 2001.
This decrease included an additional $101,000 in net losses on the sale of repossessed assets in 2002.

Noninterest expense. Total noninterest expense increased $269,000 from $4.7 million to $5.0 million. Salaries and employee benefits increased $135,000 in 2002 over 2001, primarily a result of increases in salaries of $116,000 and an increase in benefits of $19,000. Other expense increased $140,000 to $793,000 in 2002. This was primarily due to an increase in impairment provisions on low-income housing partnership investments of $55,000 from a new partnership investment, increases in advertising of $14,000 and increases in other operating expenses of $45,000 between periods.

Income tax expense. Income tax expense decreased from $773,000 to $471,000 in the current year. This decrease was due to lower taxable income for 2002 coupled with more federal tax credits from a new investment in a low-income housing limited liability partnership. The Company now has four such investments aggregating $1.8 million as of December 31, 2002. Management's intent of these investments is not to be involved in the operational aspects of the partnerships, but solely for tax planning. Northeast Indiana Bancorp, Inc.'s effective tax rate was 22.8% in 2002 as compared to 28.2% in 2001.

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

Noninterest income. Noninterest income increased from $1.0 million in 2000 to $1.3 in 2001. The majority of this change occurred as a result of our increases in net gain on sale of loans to $234,000 in 2001 compared to $22,000 for 2000, an increase of $212,000. Other service charges and fees of $588,000 in 2001 increased by $114,000 compared to $474,000 for 2000. This increase included $79,000 in additional loan fees and an increase in ATM operating income of $47,000.

Noninterest expense. Total noninterest expense decreased from $4.8 million to $4.7 million or $73,000. Salaries and employee benefits decreased $155,000 in 2001 over 2000, the result of a reduction in the cost associated with employee benefits, this was offset by higher insurance cost and higher personnel costs a result of hiring additional staff and salary increases. During 2001, data processing costs increased $60,000 primarily due to higher volume and additional processing costs incurred as we expand our product lines.

Income tax expense. Income tax expense increased from $441,000 to $773,000. This increase was due to higher taxable income for 2001 partially reduced by increased tax benefits from the investment in low-income housing limited liability partnerships.

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

Management has established maximum limits for changes in net portfolio value resulting from changes in interest rates based on consideration of First Federal's portfolio mix of interest-earning assets and interest-bearing liabilities along with management's objectives for managing these portfolios in varying interest rate environments. Management monitors various indicators of interest rate risk, including NPV, and expectations regarding interest rate movements along with consideration of First Federal's overall capital levels to determine acceptable levels of interest rate risk. First Federal's interest-earning assets are composed primarily of loans, especially mortgage loans. Management has offered adjustable rate loan products to assist in the management of interest rate risk. At December 31, 2002, adjustable rate loans comprised 33.4% of the total loan portfolio. The interest rate exposure as outlined in the NPV table reflects our exposure to a rising interest rate environment due to the concentration of longer term mortgage loans funded by relatively shorter-term deposits and FHLB advances. In addition, the interest rate risk is also impacted by adjustable rate loans, which are tied to indices, which lag behind market rates. Management is aware of First Federal's interest rate risk exposure in a rising interest rate environment. To address this interest rate risk, which we would categorize as moderately high in comparison to our peers, management will continue to market adjustable rate mortgage loans when possible and review longer term funding sources. Management also considers the current capital position of First Federal and the composition of the loan portfolio and monitors these factors in conjunction with its strategic plan of offering various mortgage loan products to customers in our market area. As stated earlier, First Federal is now using the secondary market to assist in managing our interest rate risk exposure. We are also making adjustable rate commercial loans when possible. Nonetheless, our interest rate exposure, particularly in a rising interest rate environment, will grow, especially to the extent that loan demand produces increases in balance sheet growth. While management monitors and, from time to time, takes actions to adjust our interest rate risk, we believe a rising interest rate environment will have an adverse impact on our profitability.

Presented below, as of December 31, 2002 and December 31, 2001, is an analysis of First Federal's estimated interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in interest rates, up and down 300 basis points in 100 point increments. Due to current low interest rates the change in rates does not include results for the minus 200 basis points or minus 300 basis points scenarios. Assumptions used in calculating the amounts in this table are those assumptions utilized by the OTS in assessing the interest rate risk of the thrifts it regulates. NPV is calculated by the OTS for the purposes of interest rate risk assessment and should not be considered as an indicator of value of First Federal.

During 2002, our rate sensitivity showed an increase over last year from (233) bp at December 31, 2001 to (438) bp as of December 31, 2002 based on a 200 basis point increase in rates. The rising rate scenarios reflect the decreasing Net Portfolio Value (NPV) of equity.

                                         At December 31, 2002
    ------------------------------------------------------------------------------------------------------
                                                                          Net Portfolio Value as % of
                                   Net Portfolio Value                     Present Value of Assets
                         -------------------------------------           ----------------------------
    Change In Rates        $ Amount       $ Change        % Change        NPV Ratio         Change
    ---------------      ------------   ------------    ------------     ------------    ------------
                           (Dollars in Thousands)
         +300 bp         $     11,149   $    (13,434)            (55)%           5.05%           (545) bp
         +200                  13,810        (10,774)            (44)            6.12            (438)
         +100                  15,919         (8,664)            (35)            6.91            (359)
            0                  24,584             --              --            10.51              --
         -100                  16,133         (8,451)            (34)            6.80            (370)
         -200                      --             --              --               --              --
         -300                      --             --              --               --              --

                                                At December 31, 2001
     -----------------------------------------------------------------------------------------------------
                                                                         Net Portfolio Value as % of
                               Net Portfolio Value                         Present Value of Assets
                         ----------------------------------                ------------------------
     Change In Rates       $ Amount       $ Change        % Change        NPV Ratio         Change
     ---------------     ------------   ------------    ------------     ------------    ------------
                           (Dollars in Thousands)
           +300 bp       $     18,853   $    (10,382)            (36)%           8.14%           (370) bp
           +200                22,516         (6,719)            (23)            9.51            (233)
           +100                26,148         (3,087)            (11)           10.80            (104)
              0                29,235             --              --            11.84              --
           -100                30,892          1,657               6            12.34              50
           -200                    --             --              --               --              --
           -300                    --             --              --               --              --

Due to the current low interest rate environment, the OTS's NPV model is not calculating results for the minus 200 bp or minus 300 bp scenario. Based on these limitations, in the event of a 200 basis point increase in interest rates compared to a 100 basis point decrease in interest rates using NPV estimates as of December 31, 2002, First Federal would experience a 44% decrease in NPV in a rising rate environment, while experiencing a 34% decrease in NPV in a declining rate environment.

During periods of rising rates, the value of monetary assets and liabilities decline. Conversely, during periods of falling rates, the value of monetary assets and liabilities increase. However, the amount of change in value of specific assets and liabilities due to changes in rates is not the same in a rising rate environment as in a falling rate environment (i.e., the amount of value increase under a specific rate decline may not equal the amount of value decrease under an identical upward rate movement). Based upon the NPV methodology, the increased level of interest rate risk experienced by First Federal in 2002 was primarily due to the extreme increase in the fair market value of First Federal's putable FHLB advances. The fair market price increases were a direct result of the rates remaining constant on such advances while interest rates, in general, declined further during the year 2002. The increases in present values on the liability side, without similar asset present value increases, show a sharp decline in the net present value of equity. Furthermore, to the extent that we use liabilities with shorter terms to maturity than the assets in which we invest, we will continue to experience increased levels of interest rate risk in a rising interest rate environment.

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


                                                                  Year Ended December 31,
                                         --------------------------------------------------------------------------
                                                         2002                                   2001
                                         -----------------------------------    -----------------------------------
                                           Average      Interest                  Average      Interest
                                         Outstanding    Earned/      Yield/     Outstanding    Earned/      Yield/
                                           Balance        Paid        Rate        Balance        Paid        Rate
                                         -----------   ----------   --------    -----------   ----------   --------
Interest-earning assets:                                            (Dollars in Thousands)
   Loans receivable(1)                   $   160,486   $   12,223       7.62%   $   184,684   $   15,134       8.19%
   Securities                                 38,278        1,510       3.94         27,070        1,469       5.43
   FHLB stock                                  4,947          298       6.02          4,913          365       7.43
   Other interest-earning assets              15,915          266       1.67         14,751          468       3.17
      Total interest earning
       assets(1)                             219,626       14,297       6.51        231,418       17,436       7.53
                                         -----------   ----------               -----------   ----------
Non-interest earning assets                    9,982                                 10,479
                                         -----------                            -----------
      Total assets                       $   229,608                            $   241,897
                                         ===========                            ===========
Interest-bearing liabilities:
   Savings                               $    10,491          132       1.26    $     9,390          176       1.87
   Money market                               19,149          386       2.02         18,558          674       3.63
   NOW                                        12,520          134       1.07         11,443          176       1.54
   Time                                       81,804        3,663       4.48        100,257        6,027       6.01
   Borrowed funds                             72,488        3,682       5.08         69,709        3,712       5.32
                                         -----------   ----------               -----------   ----------
      Total interest bearing
       liabilities                           196,452        7,997       4.07        209,357       10,765       5.14
                                         -----------   ----------               -----------   ----------
Non-interest bearing liabilities               6,715                                  5,766
                                         -----------                            -----------
      Total liabilities                      203,167                                215,123
      Total shareholders'
       equity                                 26,441                                 26,774
                                         -----------                            -----------
      Total liabilities and
       shareholders' equity              $   229,608                            $   241,897
                                         ===========                            ===========
Net interest income                                    $    6,300                             $    6,671
                                                       ==========                             ==========
Net interest rate spread                                                2.44%                                  2.39%
                                                                        ====                                   ====
Net interest earning assets              $    23,174                            $    22,061
                                         ===========                            ===========
Net yield on average interest-
  earning assets                                                        2.87%                                  2.88%
                                                                        ====                                   ====
Average interest-earning assets to
  average interest-bearing liabilities                                  1.12x                                  1.11x
                                                                        ====                                   ====


                                                Year Ended December 31,
                                         ------------------------------------
                                                         2000
                                         ------------------------------------
                                           Average      Interest
                                         Outstanding    Earned/      Yield/
                                           Balance        Paid        Rate
                                         -----------   ----------   --------
Interest-earning assets:                        (Dollars in Thousands)
   Loans receivable(1)                   $   207,119   $   17,063       8.24%
   Securities                                 28,376        1,844       6.50
   FHLB stock                                  4,913          405       8.24
   Other interest-earning assets               3,550          253       7.13
                                         -----------   ----------
      Total interest earning
       assets(1)                             243,958       19,565       8.02
                                         -----------   ----------
Non-interest earning assets                   10,549
                                         -----------
      Total assets                       $   254,507
                                         ===========
Interest-bearing liabilities:
   Savings                               $     9,738          196       2.01
   Money market                               18,092          895       4.95
   NOW                                        11,013          165       1.50
   Time                                       90,979        5,564       6.12
   Borrowed funds                             92,065        5,665       6.15
                                         -----------   ----------
      Total interest bearing
       liabilities                           221,887       12,485       5.63
                                         -----------   ----------
Non-interest bearing liabilities               6,339
                                         -----------
      Total liabilities                      228,226
      Total shareholders'
       equity                                 26,281
                                         -----------
      Total liabilities and
       shareholders' equity              $   254,507
                                         ===========
Net interest income                                    $    7,080
                                                       ==========
Net interest rate spread                                                2.39%
                                                                        ====
Net interest earning assets              $    22,071
                                         ===========
Net yield on average interest-
  earning assets                                                        2.90%
                                                                        ====

Average interest-earning assets to
  average interest-bearing liabilities                                  1.10x
                                                                        ====

---------------
(1) Calculated net of deferred loan fees, loan discounts, loans in process and allowance for loan losses. Also includes Loans Held for Sale net of lower of cost or market.

Interest Rate Spread

The following table presents the weighted average yields on loans, investments and other interest-earning assets, and the weighted average rate on deposits and borrowings and the resulting interest rate spreads at the dates indicated.

                                                               At December 31,
                                                               ---------------
                                                      2002          2001          2000
                                                      ----          ----          ----
Weighted average yield on:
     Loans receivable .......................         7.40%         8.07%         8.41%
     Securities .............................         4.08          5.30          6.82
     Other interest-earning assets ..........         1.28          1.71          6.12
           Combined weighted average yield on
             interest-earning assets ........         6.30          6.93          8.16
Weighted average rate on:
     Savings ................................         0.97          1.49          2.00
     Money market ...........................         1.63          2.18          5.27
     NOW ....................................         0.77          1.24          1.55
     Time ...................................         3.96          5.09          6.54
     Borrowed funds .........................         5.32          5.47          6.17
     Repurchase agreements ..................         1.18          1.60          5.77
           Combined weighted average rate on
           interest-bearing liabilities .....         3.73          4.40          5.82

Spread ......................................         2.57          2.53          2.34

The loans receivable yield, which is the largest portion of interest income, decreased 67 basis points to 7.40%, an 8.3% decrease at the end of period 2002 yield compared to 8.07% at the end of 2001. The overall weighted average yield decreased 63 basis points to 6.30% at the end of 2002 down from 6.93% at the end of 2001, a 9.1% decrease. Interest-bearing liabilities rate changes were also lower on the major liability products. Time deposits decreased to 3.96% at the end of 2002 compared to 5.09% at the end of 2001, a 113 basis point decrease. Money market accounts decreased 55 basis points to 1.63% at the end of 2002 compared to 2.18% at the end of 2001, a 25.2% decrease. Borrowing rates decreased 15 basis points in 2002 to 5.32% compared to 5.47% at the end of 2001. The repurchase agreements reflect the end of period rates paid on our repurchase accounts that compliment our sweep accounts. The combined interest-bearing liabilities weighted average rates decreased to 3.73% at the end of 2002 compared to 4.40% at the end of 2001. This 67 basis points decrease in interest costs compared to the earning assets yields smaller decrease of 63 basis points caused the spread to widen to 2.57% at the end of 2002 compared to 2.53% at the end of 2001, a 4 basis point improvement over 2001.

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

                                                                     Year Ended December 31,
                                   ------------------------------------------------------------------------------------------
                                                  2002 vs. 2001                                  2001 vs. 2000
                                   ------------------------------------------      ------------------------------------------
                                            Increase                                        Increase
                                           (Decrease)                 Total                (Decrease)                 Total
                                             Due to                 Increase                 Due to                 Increase
                                    Volume           Rate          (Decrease)       Volume           Rate          (Decrease)
                                    ------           ----          ----------       ------           ----          ----------
Interest-earning assets:                                             (Dollars in Thousands)
      Loans receivable ......      $  (1,892)      $  (1,019)      $  (2,911)      $  (1,839)      $     (90)      $  (1,929)
      Securities ............            508            (467)             41             (82)           (293)           (375)
      FHLB stock ............              2             (69)            (67)             --             (40)            (40)
      Other interest-
        earning assets ......             34            (236)           (202)            422            (207)            215
                                   ---------       ---------       ---------       ---------       ---------       ---------

      Total interest-
        earning assets ......      $  (1,348)      $  (1,791)      $  (3,139)      $  (1,499)      $    (630)      $  (2,129)
                                   =========       =========       =========       =========       =========       =========

Interest-bearing
  liabilities:
      Savings ...............      $      19       $     (63)      $     (44)      $      (7)      $     (13)      $     (20)
      Money market ..........             21            (309)           (288)             23            (244)           (221)
      NOW ...................             15             (57)            (42)              7               4              11
      Time ..................           (991)         (1,373)         (2,364)            559             (96)            463
      Borrowed funds ........            145            (175)            (30)         (1,256)           (697)         (1,953)
                                   ---------       ---------       ---------       ---------       ---------       ---------

            Total interest-
              bearing
              liabilities ...      $    (791)      $  (1,977)      $  (2,768)      $    (674)      $  (1,046)      $  (1,720)
                                   =========       =========       =========       =========       =========       =========

Net interest income .........                                      $    (371)                                      $    (409)
                                                                   =========                                       =========

Liquidity and Capital Resources

First Federal's primary sources of funds are deposits, borrowings from the FHLB, the sale of fixed rate mortgages to the secondary market and principal and interest payments on loans. While scheduled repayments of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. First Federal has maintained its liquidity position by, among other things, monitoring its cash and cash equivalents while reducing balances in rate sensitive jumbo deposits.

OTS regulations require First Federal to maintain sufficient liquidity to assure its safe and sound operation. A measure of liquidity for thrift institutions is the ratio of cash and eligible investments to a certain percentage of net withdrawable savings and borrowings due within one year. As of December 31, 2002, First Federal's average liquidity ratio was 20.6%, of which 85.8% was comprised of short-term investments. Management believes First Federal has maintained adequate liquidity.

During the year ended December 31, 2002, there was a net decrease in cash and cash equivalents of $8.0 million. The major source of funds during the year included proceeds from sale of long-term fixed rate mortgages to the secondary market of $20.5 million, proceeds from called/sold investments and principal payments of $24.7 million, new advances from FHLB of $2.0 million along with a net decrease in loans providing $9.8 million. These proceeds were used to purchase $27.9 million in securities, allowed a decrease in deposits of $14.7 million including rate sensitive jumbo time deposits, purchased $3.5 million in loans from other institutions and purchased $1.3 million of Northeast Indiana Bancorp stock.

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

Under currently effective capital regulations, savings associations must meet a 4.0% core capital requirement and a total capital to risk weighted assets ratio of 8.0%. At December 31, 2002, First Federal's core capital ratio was 10.9% and its total capital to risk weighted assets ratio was 18.3%. First Federal's capital significantly exceeds all capital requirements currently in effect and the institution is considered "well-capitalized" under federal regulations. See
Note 11 of the Notes to Consolidated Financial Statements.

During 2002, Northeast Indiana Bancorp completed its eighth stock repurchase program which began in September 2001; 17,677 shares of stock were purchased in 2002 related to this program. Northeast Indiana Bancorp implemented its ninth stock repurchase program in March 2002. Northeast Indiana Bancorp had repurchased 63,500 of the shares authorized for repurchase as of December 31, 2002. 6,499 shares were also repurchased upon the exercise of stock options in 2002 in accordance with the stock option plan agreement. As stock is repurchased, it becomes treasury stock and can be used for general corporate purposes. At December 31, 2002 the Company had 1,143,614 shares of treasury stock and 1,497,058 of common stock outstanding.

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

Newly Issued But Not Yet Effective Accounting Standards

New accounting standards for asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt were issued in 2002. Management has determined that when the new accounting standards are adopted in 2003 they will not have a material impact on the Company's consolidated financial condition or results of operations.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Northeast Indiana Bancorp, Inc.
Huntington, Indiana

We have audited the accompanying consolidated balance sheets of Northeast Indiana Bancorp, Inc. as of December 31, 2002 and 2001 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northeast Indiana Bancorp, Inc. as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.


                                                   Crowe, Chizek and Company LLP

South Bend, Indiana
February 13, 2003

                         NORTHEAST INDIANA BANCORP, INC.
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2002, and 2001

                                                                         2002                 2001
                                                                     -------------       -------------
ASSETS
Interest earning cash and cash equivalents                           $  15,195,326       $  23,541,599
Noninterest earning cash and cash equivalents                            3,061,082           2,750,133
                                                                     -------------       -------------
      Total cash and cash equivalents                                   18,256,408          26,291,732
Securities available for sale                                           42,838,211          39,365,026
Securities held to maturity (fair value:  2002 - $225,000;
  2001 - $306,000)                                                         225,000             306,000
Loans held for sale, net of unrealized losses of $0 in 2002
  and $3,278 in 2001                                                       409,375           1,543,422
Loans receivable, net of allowance for loan losses of
  $2,135,630 in 2002 and $1,954,900 in 2001                            154,559,565         162,830,186
Accrued interest receivable                                                694,593             753,000
Premises and equipment, net                                              2,176,356           2,298,102
Investments in limited liability partnerships                            1,833,375           1,546,177
Other assets                                                             4,026,032           3,460,884
                                                                     -------------       -------------

      Total assets                                                   $ 225,018,915       $ 238,394,529
                                                                     =============       =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Demand - noninterest bearing                                         $   4,926,793       $   4,579,159
Savings                                                                 10,396,258           9,261,040
NOW and MMDA                                                            31,029,233          31,350,364
Time                                                                    76,004,368          91,839,448
                                                                     -------------       -------------
      Total deposits                                                   122,356,652         137,030,011
Borrowed funds                                                          74,893,922          73,966,411
Accrued expenses and other liabilities                                   1,205,856           1,117,069
                                                                     -------------       -------------
      Total liabilities                                                198,456,430         212,113,491

Shareholders' equity
      Preferred stock, no par value; 500,000 shares
        authorized; 0 shares issued                                             --                  --
      Common stock, $.01 par value; 4,000,000 shares
        authorized; 2,640,672 shares issued;
        2002 - 1,497,058 shares outstanding;
        2001 - 1,550,656 shares outstanding                                 26,407              26,407
      Additional paid in capital                                        29,000,459          28,874,771
      Retained earnings, substantially restricted                       13,285,229          12,447,813
      Unearned employee stock ownership plan shares                       (482,351)           (620,566)
      Unearned recognition and retention plan shares                        (3,918)            (12,555)
      Accumulated other comprehensive income (loss), net of tax            139,555              20,979
      Treasury stock, at cost; 2002 - 1,143,614 shares;
        2001 - 1,090,016 shares                                        (15,402,896)        (14,455,811)
                                                                     -------------       -------------
            Total shareholders' equity                                  26,562,485          26,281,038
                                                                     -------------       -------------
                  Total liabilities and shareholders' equity         $ 225,018,915       $ 238,394,529
                                                                     =============       =============

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                         NORTHEAST INDIANA BANCORP, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 2002, 2001 and 2000

                                                      2002               2001             2000
                                                  ------------       -----------      ------------
Interest income
      Loans, including fees                       $ 12,223,690       $15,133,873      $ 17,062,817
      Taxable securities                             1,751,720         1,814,294         2,227,100
      Non-taxable securities                            56,282            19,635            22,317
      Deposits with financial institutions             265,581           468,105           253,305
                                                  ------------       -----------      ------------
            Total interest income                   14,297,273        17,435,907        19,565,539
Interest expense
      Deposits                                       4,315,055         7,052,334         6,820,286
      Borrowed funds                                 3,682,428         3,712,402         5,665,012
                                                  ------------       -----------      ------------
            Total interest expense                   7,997,483        10,764,736        12,485,298
                                                  ------------       -----------      ------------

Net interest income                                  6,299,790         6,671,171         7,080,241

      Provision for loan losses                        732,300           575,212         1,590,546
                                                  ------------       -----------      ------------

Net interest income after provision for loan
  losses                                             5,567,490         6,095,959         5,489,695

Noninterest income
      Service charges on deposit accounts              354,539           374,350           362,188
      Net loss on sale of securities                   (10,535)               --           (11,886)
      Net gain on sale of loans                        475,053           234,034            22,531
      Trust fees                                       153,218           106,808            88,488
      Brokerage fees                                    66,138            44,578            74,560
      Other service charges and fees                   425,378           588,134           473,712
                                                  ------------       -----------      ------------
            Total noninterest income                 1,463,791         1,347,904         1,009,593

Noninterest expense
      Salaries and employee benefits                 2,600,923         2,465,599         2,620,818
      Occupancy                                        466,357           462,486           440,456
      Data processing                                  621,523           631,802           571,854
      Deposit insurance premium                         23,570            26,969            27,335
      Professional fees                                240,688           236,434           200,755
      Correspondent bank charges                       224,734           226,944           233,658
      Other expense                                    792,869           651,675           680,082
                                                  ------------       -----------      ------------
            Total noninterest expense                4,970,664         4,701,909         4,774,958
                                                  ------------       -----------      ------------

Income before income taxes                           2,060,617         2,741,954         1,724,330

      Income tax expense                               470,721           772,577           440,887
                                                  ------------       -----------      ------------

Net income                                        $  1,589,896       $ 1,969,377      $  1,283,443
                                                  ============       ===========      ============

Basic earnings per common share                   $       1.09       $      1.28      $       0.80
                                                  ============       ===========      ============
Diluted earnings per common share                 $       1.06       $      1.25      $       0.79
                                                  ============       ===========      ============

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                         NORTHEAST INDIANA BANCORP, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 2002, 2001 and 2000

                                                                                                   Unearned
                                                                                                   Employee         Unearned
                                                                   Additional                        Stock         Recognition
                                                     Common         Paid in         Retained       Ownership      and Retention
                                                      Stock         Capital         Earnings      Plan Shares      Plan Shares
                                                      -----         -------         --------      -----------      -----------
Balance, January 1, 2000                           $     26,407   $ 28,733,423    $ 10,641,144    $ (1,018,325)   $   (229,851)

Net income                                                   --             --       1,283,443              --              --
Other comprehensive income:
  Net change in unrealized gains (losses)
    on securities available for sale, net of
    reclassification adjustments                             --             --              --              --              --
  Total tax effect                                           --             --              --              --              --
      Total other comprehensive income                       --             --              --              --              --

Total comprehensive income                                   --             --              --              --              --

Cash dividends ($.41 per share)                              --             --        (710,816)             --              --

Purchase of 64,922 shares of treasury stock                  --             --              --              --              --
Issuance of 4,422 shares of treasury stock upon
  exercise of stock options                                  --         (5,942)             --              --              --
30,500 shares committed to be released
  under the ESOP                                             --         90,233              --         251,930              --
Purchase of 500 treasury stock shares for RRP                --            129              --              --          (5,656)
Amortization of RRP contributions, net of
  984 RRP shares forfeited                                   --             --              --              --         214,311
                                                   ------------   ------------    ------------    ------------    ------------
Balance, December 31, 2000                               26,407     28,817,843      11,213,771        (766,395)        (21,196)

Net income                                                   --             --       1,969,377              --              --
Other comprehensive income:
  Net change in unrealized gains (losses)
  on securities available for sale                           --             --              --              --              --
Total tax effect                                             --             --              --              --              --
    Total other comprehensive income                         --             --              --              --              --

Total comprehensive income                                   --             --              --              --              --

Cash dividends ($.45 per share)                              --             --        (735,335)             --              --

Purchase of 169,492 shares of treasury stock                 --             --              --              --              --
Issuance of 27,612 shares of treasury stock upon
  exercise of stock options                                  --        (35,474)             --              --              --
Tax effect of stock plans                                    --         24,064              --              --              --
17,588 shares committed to be released
 under the ESOP                                              --         68,338              --         145,829              --
Amortization of RRP contributions                            --             --              --              --           8,641
                                                   ------------   ------------    ------------    ------------    ------------
Balance at December 31, 2001                             26,407     28,874,771      12,447,813        (620,566)        (12,555)

Net income                                                   --             --       1,589,896              --              --
Other comprehensive income:
  Net change in unrealized gains (losses)
   on securities available for sale                          --             --              --              --              --
  Total tax effect                                           --             --              --              --              --
    Total other comprehensive income                         --             --              --              --              --

Total comprehensive income                                   --             --              --              --              --

Cash dividends ($.49 per share)                              --             --        (752,480)             --              --

Purchase of 87,676 shares of treasury stock                  --             --              --              --              --
Issuance of 34,078 shares of treasury stock upon
  exercise of stock options                                  --        (16,685)             --              --              --
Tax effect of stock plans                                    --         37,080              --              --              --
16,733 shares committed to be released
  under the ESOP                                             --        105,293              --         138,215              --
Amortization of RRP contributions                            --             --              --              --           8,637
                                                   ------------   ------------    ------------    ------------    ------------
Balance, December 31, 2002                         $     26,407   $ 29,000,459    $ 13,285,229    $   (482,351)   $     (3,918)
                                                   ============   ============    ============    ============    ============


                                                   Accumulated
                                                      Other
                                                  Comprehensive                       Total
                                                  Income (Loss),     Treasury     Shareholders'
                                                    Net of Tax         Stock          Equity
                                                    ----------         -----          ------
Balance, January 1, 2000                           $   (543,742)   $ (11,953,757)  $ 25,655,299

Net income                                                   --              --       1,283,443
Other comprehensive income:
  Net change in unrealized gains (losses)
    on securities available for sale, net of
    reclassification adjustments                        806,828              --              --
  Total tax effect                                     (318,504)             --              --
                                                   ------------
      Total other comprehensive income                  488,324              --         488,324
                                                                                   ------------

Total comprehensive income                                   --              --       1,771,767

Cash dividends ($.41 per share)                              --              --        (710,816)

Purchase of 64,922 shares of treasury stock                  --        (730,927)       (730,927)
Issuance of 4,422 shares of treasury stock upon
  exercise of stock options                                  --          48,879          42,937
30,500 shares committed to be released
  under the ESOP                                             --              --         342,163
Purchase of 500 treasury stock shares for RRP                --           5,527              --
Amortization of RRP contributions, net of
  984 RRP shares forfeited                                   --         (10,977)        203,334
                                                   ------------    ------------    ------------
Balance, December 31, 2000                              (55,418)    (12,641,255)     26,573,757

Net income                                                   --              --       1,969,377
Other comprehensive income:
  Net change in unrealized gains (losses)
  on securities available for sale                      128,141              --              --
Total tax effect                                        (51,744)             --              --
                                                   ------------
    Total other comprehensive income                     76,397              --          76,397
                                                                                   ------------

Total comprehensive income                                   --              --       2,045,774

Cash dividends ($.45 per share)                              --              --        (735,335)

Purchase of 169,492 shares of treasury stock                 --      (2,118,144)     (2,118,144)
Issuance of 27,612 shares of treasury stock upon
  exercise of stock options                                  --         303,588         268,114
Tax effect of stock plans                                    --              --          24,064
17,588 shares committed to be released
 under the ESOP                                              --              --         214,167
Amortization of RRP contributions                            --              --           8,641
                                                   ------------    ------------    ------------
Balance at December 31, 2001                             20,979    $(14,455,811)   $ 26,281,038

Net income                                                   --              --       1,589,896
Other comprehensive income:
  Net change in unrealized gains (losses)
   on securities available for sale                     302,776              --              --
  Total tax effect                                     (184,200)             --              --
                                                   ------------
    Total other comprehensive income                    118,576              --         118,576
                                                                                   ------------

Total comprehensive income                                   --              --       1,708,472

Cash dividends ($.49 per share)                              --              --        (752,480)

Purchase of 87,676 shares of treasury stock                  --      (1,320,253)     (1,320,253)
Issuance of 34,078 shares of treasury stock upon
  exercise of stock options                                  --         373,168         356,483
Tax effect of stock plans                                    --              --          37,080
16,733 shares committed to be released
  under the ESOP                                             --              --         243,508
Amortization of RRP contributions                            --              --           8,637
                                                   ------------    ------------    ------------
Balance, December 31, 2002                         $    139,555    $(15,402,896)   $ 26,562,485
                                                   ============    ============    ============

                   The accompanying notes are an integral part of these consolidated financial statements.

                         NORTHEAST INDIANA BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2002, 2001 and 2000

                                                                                 2002             2001             2000
                                                                                 ----             ----             ----
Cash flows from operating activities
      Net income                                                            $   1,589,896    $   1,969,377    $   1,283,443
      Adjustments to reconcile net income
        to net cash from operating activities
            Depreciation and amortization                                         555,379          409,445          392,626
            Provision for loan losses                                             732,300          575,212        1,590,546
            Net (gain) loss on sale of:
                  Foreclosed real estate and repossessed assets                   115,931          (26,760)          68,474
                  Premises and equipment                                               --            4,429           14,251
                  Securities available for sale                                    10,535               --           11,886
                  Loans held for sale                                            (475,053)        (234,034)         (22,531)
            Originations of loans held for sale                               (18,855,817)     (13,962,342)      (1,158,650)
            Proceeds from loans sold                                           20,464,917       12,652,954        1,181,181
            Reduction of obligation under ESOP                                    243,508          214,167          342,163
            Amortization of RRP                                                     8,637            8,641          203,334
            Net change in:
                  Other assets                                                   (487,036)           4,128       (1,331,881)
                  Accrued interest receivable                                      58,407          142,612          (55,645)
                  Accrued expenses and other liabilities                           88,787          (58,688)          49,750
                                                                            -------------    -------------    -------------
                        Total adjustments                                       2,460,495         (270,236)       1,285,504
                                                                            -------------    -------------    -------------
                              Net cash from operating activities                4,050,391        1,699,141        2,568,947

Cash flows from investing activities
      Investment in limited liability partnership                                (500,000)              --               --
      Net decrease in interest-bearing deposits in financial institutions              --               --          100,000
      Purchases of securities available for sale                              (27,870,418)     (26,559,506)      (5,129,734)
      Proceeds from maturities and principal payments of:
            Securities available for sale                                      23,191,989       18,549,112          393,361
            Securities held to maturity                                            81,000           77,000           73,463
      Proceeds from sale of securities available for sale                       1,405,188               --        7,479,825
      Purchases of loans                                                       (3,464,773)         (79,997)      (1,006,837)
      Proceeds from sale of participation loans                                        --        2,300,000               --
      Net change in loans                                                       9,824,524       33,773,116        6,396,582
      Proceeds from sale of foreclosed real estate and
        repossessed assets                                                        837,407        1,200,931          533,682
      Expenditures on premises and equipment                                     (136,677)        (310,600)        (213,296)
      Proceeds from sale of premises and equipment                                  8,143               --              600
                                                                            -------------    -------------    -------------
                        Net cash from investing activities                      3,376,383       28,950,056        8,627,646

Cash flows from financing activities
      Net change in deposits                                                  (14,673,359)      (9,776,107)       3,594,525
      Advances from FHLB                                                        2,000,000       29,000,000      149,000,000
      Repayment of FHLB advances                                                       --      (31,399,663)    (162,099,085)
      Additional borrowings and payments of demand notes                          100,000         (175,000)        (465,000)
      Net change in other borrowed funds                                       (1,172,489)       4,002,404          848,836
      Dividends paid                                                             (752,480)        (735,335)        (710,816)
      Purchase of treasury stock                                               (1,320,253)      (2,118,144)        (730,927)
      Sale of treasury stock                                                      356,483          268,114           42,937
                                                                            -------------    -------------    -------------
                        Net cash from financing activities                    (15,462,098)     (10,933,731)     (10,519,530)
                                                                            -------------    -------------    -------------

Net change in cash and cash equivalents                                        (8,035,324)      19,715,466          677,063
Cash and cash equivalents at beginning of year                                 26,291,732        6,576,266        5,899,203
                                                                            -------------    -------------    -------------

Cash and cash equivalents at end of year                                    $  18,256,408    $  26,291,732    $   6,576,266
                                                                            =============    =============    =============

Cash paid for:
      Interest                                                              $   7,991,828    $  10,815,628    $  12,540,501
      Income taxes                                                                628,300          727,300          851,975
Non-cash transactions:
     Investment in obligation relative to limited liability partnership     $          --    $          --    $     500,000
     Transfer from loans to other real estate and repossessed assets            1,178,570          752,616        1,263,152

                   The accompanying notes are an integral part of these consolidated financial statements.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include the accounts of Northeast Indiana Bancorp, Inc. ("Northeast Indiana Bancorp") and its wholly-owned subsidiary, First Federal Savings Bank ("First Federal") and its wholly owned subsidiary Northeast Indiana Financial ("Northeast Indiana Financial"), together referred to as "the Company". Northeast Indiana Bancorp, Inc. was organized for the purpose of owning all of the outstanding stock of First Federal Savings Bank. Intercompany transactions and balances have been eliminated in consolidation.

The primary source of income for Northeast Indiana Bancorp is the origination of commercial and residential real estate loans in northeastern Indiana. Loans secured by real estate mortgages comprise approximately 82% and 80% of the loan portfolio at December 31, 2002 and 2001, and are primarily secured by residential mortgages.

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

                                   (Continued)

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days. Payments received on such loans are reported as principal reductions. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

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

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at the lower of the loan balance or fair value when acquired, establishing a new cost basis. If the value subsequently declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed. Foreclosed assets totaled $527,861 and $302,629 at December 31, 2002 and 2001.


                                   (Continued)

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments in Limited Liability Partnerships: These represent the Company's investments in affordable housing projects for the primary purpose of available tax benefits. They are accounted for using the cost method of accounting. The excess of the carrying amount of the investment over its estimated residual value is amortized during the periods in which associated tax credits are allocated to the investor. The annual amortization of the investment is based on the proportion of tax credits received in the current year to total estimated tax credits to be allocated to the Company. These investments are reviewed for impairment when events indicate their carrying amounts may not be recoverable from future undiscounted cash flows. If impaired, the investments are reported at discount amounts.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over asset useful lives on the straight line basis. The useful lives for buildings and leasehold improvements range from 10 to 40 years. The useful lives for furniture, fixtures and equipment range from 3 to 10 years.

Company (or Bank) Owned Life Insurance: The Company has purchased life insurance policies on certain key executives. Company owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Long-term Assets: These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

Securities Sold Under Repurchase Agreements: Substantially all securities sold under repurchase agreements represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Stock Compensation: Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise plan equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per common share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation.

                                   (Continued)

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

                                                               2002             2001             2000
                                                               ----             ----             ----
Net income as reported                                     $  1,589,896     $  1,969,377     $  1,283,443
Deduct:  Stock-based compensation expense
  determined under fair value based method                      (15,588)         (12,685)        (180,461)
                                                           ------------     ------------     ------------
Pro forma net income                                       $  1,574,308     $  1,956,692     $  1,102,982
                                                           ============     ============     ============

Basic earnings per common share as reported                $       1.09     $       1.28     $        .80
Pro forma basic earnings per common share                          1.08             1.27              .69

Diluted earnings per common share as reported                      1.06             1.25              .79
Pro forma diluted earnings per common share                        1.05             1.25              .68

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

                                                                   2002             2001             2000
                                                                   ----             ----             ----
      Risk-free interest rate                                      4.28%            4.32%            6.32%
      Expected option life in years                                   6                7                6
      Expected stock price volatility                              24.7%            22.9%            23.5%
      Dividend yield                                               3.37%            3.95%            3.76%

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

                                   (Continued)

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income or loss. Other comprehensive income or loss includes unrealized gains and losses on securities available for sale, net of tax, which are also recognized as separate components of shareholders' equity.

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

Newly Issued But Not Yet Effective Accounting Standards: New accounting standards for asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt were issued in 2002. Management has determined that when the new accounting standards are adopted in 2003 they will not have a material impact on the Company's consolidated financial condition or results of operations.

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

Reclassifications: Some items in the prior year's financial statements were reclassified to conform to the current presentation.

                                   (Continued)

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000

NOTE 2 - SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

                                                   Gross           Gross
                                     Fair        Unrealized      Unrealized
                                    Value          Gains           Losses
                                 ------------   ------------    ------------
Available for sale - 2002
      U.S. Government agencies   $  6,137,150   $    132,078    $         --
      Mutual funds                 11,106,395         22,581              --
      Mortgage-backed              16,407,960        333,213          (4,925)
      States and political
        subdivisions                  285,856         16,813              --
      FHLB Stock                    4,913,000            --               --
      Equity                        3,987,850         24,000        (186,250)
                                 ------------   ------------    ------------

                                 $ 42,838,211   $    528,685    $   (191,175)
                                 ============   ============    ============

Available for sale - 2001
      U.S. Government agencies   $  4,045,050   $     49,295    $         --
      Mutual funds                    898,857             --              --
      Mortgage-backed              25,301,456        100,758         (48,546)
      States and political
        subdivisions                  271,163          2,257              --
      FHLB Stock                    4,913,000             --              --
      Equity                        3,935,500         10,000         (79,030)
                                 ------------   ------------    ------------

                                 $ 39,365,026   $    162,310    $   (127,576)
                                 ============   ============    ============

The carrying amount, unrecognized gains and losses, and fair value of securities held to maturity were as follows:

                                                Gross          Gross
                                Carrying     Unrecognized   Unrecognized       Fair
                                 Amount         Gains          Losses         Value
                                 ------         -----          ------         -----
Held to maturity - 2002
      States and political
        subdivisions          $    110,000   $         --   $         --   $    110,000
      Other debt securities        115,000             --             --        115,000
                              ------------   ------------   ------------   ------------

                              $    225,000   $         --   $         --   $    225,000
                              ============   ============   ============   ============

                                   (Continued)

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000

NOTE 2 - SECURITIES (Continued)

                                                Gross          Gross
                                Carrying     Unrecognized   Unrecognized       Fair
                                 Amount         Gains          Losses         Value
                                 ------         -----          ------         -----
Held to maturity - 2001
      States and political
        subdivisions          $    191,000   $         --   $         --   $    191,000
      Other debt securities        115,000             --             --        115,000
                              ------------   ------------   ------------   ------------

                              $    306,000   $         --   $         --   $    306,000
                              ============   ============   ============   ============

Contractual maturities of debt securities at year end 2002 were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities and mutual funds backed by debt securities, are shown separately.

                                  Available for Sale             Held to Maturity
                                  ------------------             ----------------
                                       Fair               Carrying               Fair
                                       Value               Amount                Value
Due in one year or less             $ 4,062,775          $        --          $        --
Due from one to five years            2,201,091              225,000              225,000
Due from five to ten years              159,140                   --                   --
Mutual funds                         11,106,395                   --                   --
Mortgage backed securities           16,407,960                   --                   --
                                    -----------          -----------          -----------

                                    $33,937,361          $   225,000          $   225,000
                                    ===========          ===========          ===========

Sales of securities available for sale were as follows:

                         2002                 2001                2000
                         ----                 ----                ----

Proceeds              $1,405,188           $       --          $7,479,825
Gross gains                3,663                   --                  --
Gross losses             (14,198)                  --             (11,886)

Securities pledged at year end 2002 and 2001 had a carrying value of $12,514,000 and $10,588,000, and were pledged to secure securities sold under repurchase agreements and Federal Home Loan Bank advances.

                                   (Continued)

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000

NOTE 3 - LOANS RECEIVABLE, NET

Year end loans were as follows:

                                                                  2002                2001
                                                                  ----                ----
         Mortgage
               Secured by one-to-four family residences       $  86,489,210       $  95,777,368
               Secured by other properties                       23,190,685          23,823,754
               Construction - residential                         4,298,246           4,561,695
               Construction - nonresidential                      1,776,018           1,801,401
         Automobile                                              10,408,734          12,787,567
         Credit card                                              2,148,585           2,431,911
         Commercial                                              19,262,622          14,258,860
         Home equity and second mortgage                          7,611.782           8,611,814
         Other consumer                                           3,599,110           3,879,546
                                                              -------------       -------------

                                                                158,784,992         167,933,916
         Net of:
               Loans in process                                    (318,474)           (641,058)
               Undisbursed portion of construction loans         (1,454,895)         (2,216,913)
               Net deferred loan origination fees                  (316,428)           (290,859)
               Allowance for loan losses                         (2,135,630)         (1,954,900)
                                                              -------------       -------------
                     Loans receivable, net                    $ 154,559,565       $ 162,830,186
                                                              =============       =============

Activity in the allowance for loan losses was as follows:

                                                            2002           2001           2000
                                                            ----           ----           ----
      Balance at beginning of year                      $ 1,954,900    $ 2,001,172    $ 1,766,700
      Provision charged to income                           732,300        575,212      1,590,546
      Charge-offs                                          (836,914)      (835,462)    (1,410,039)
      Recoveries                                            285,344        213,978         53,965
                                                        -----------    -----------    -----------

      Balance at end of year                            $ 2,135,630    $ 1,954,900    $ 2,001,172
                                                        ===========    ===========    ===========

Impaired loans were as follows:

                                                                           2002           2001
                                                                           ----           ----
      Year-end loans with no allocated allowance
        for loan losses                                                $ 1,395,630    $   623,820
      Year-end loans with allocated allowance
        for loan losses                                                  4,105,996      5,318,029
                                                                       -----------    -----------

      Total                                                            $ 5,501,626    $ 5,941,849
                                                                       ===========    ===========

                                   (Continued)

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000

NOTE 3 - LOANS RECEIVABLE, NET (Continued)

                                                                     2002         2001         2000
                                                                     ----         ----         ----
      Amount of the allowance for loan
        losses allocated                                          $  959,108   $1,049,596   $  912,313

      Average of impaired loans during the year                    5,564,385    5,493,961    3,514,345

      Interest income recognized during impairment                   366,874      392,943       18,748
      Cash-basis interest income recognized                          365,208      373,510       18,748

Nonperforming loans were as follows:

                                                                                  2002         2001
                                                                                  ----         ----
      Loans past due over 90 days still on accrual                             $       --   $       --
      Nonaccrual loans                                                          6,218,000    6,919,000

Nonperforming loans and impaired loans are defined differently. Some loans may be included in both categories, whereas other loans may only be included in one category.

NOTE 4 - SECONDARY MORTGAGE MARKETING ACTIVITIES

Activity for capitalized mortgage servicing rights and the related valuation allowance was as follows:

                                                 2002           2001
                                                 ----           ----

         Servicing rights:
            Beginning of year                 $ 119,825      $  11,498
            Additions                           188,558        124,156
            Amortized to expense                (59,702)       (15,829)
                                              ---------      ---------

            End of year                       $ 248,681      $ 119,825
                                              =========      =========

                                   (Continued)

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000

NOTE 5 - PREMISES AND EQUIPMENT, NET

Year end premises and equipment were as follows:
                                                       2002           2001
                                                       ----           ----

       Land                                        $   458,331    $   458,331
       Buildings and leasehold improvements          2,022,705      2,009,348
       Furniture, fixtures and equipment             1,437,119      1,333,555
                                                   -----------    -----------
             Total cost                              3,918,155      3,801,234
       Accumulated depreciation and amortization    (1,741,799)    (1,503,132)
                                                   -----------    -----------

                                                   $ 2,176,356    $ 2,298,102
                                                   ===========    ===========

Depreciation expense was $250,000, $252,000 and $247,000 for 2002, 2001 and
2000.

NOTE 6 - DEPOSITS

Time deposits of $100,000 or more were $28,336,000 and $47,207,000 at year end 2002 and 2001.

Scheduled maturities of time deposits for the next five years were as follows:

          2003                                      $44,867,792
          2004                                       18,901,059
          2005                                       11,564,946
          2006                                          304,826
          2007                                          235,858
          Thereafter                                    129,887
                                                    -----------
                                                    $76,004,368
                                                    ===========

NOTE 7 - SECURITIIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are secured by mortgage-backed securities with a carrying amount of $8,015,000 and $9,122,000 at year-end 2002 and 2001.

Securities sold under agreements to repurchase are financing arrangements that mature within one day. At maturity, the securities underlying the agreements are returned to the Company. Information concerning securities sold under agreements to repurchase is summarized as follows:

                                                             2002              2001
                                                             ----              ----
         Average daily balance during the year           $ 6,562,312       $ 7,170,023
         Average interest rate during the year                  1.52%             2.99%
         Maximum month-end balance during the year       $14,991,867       $16,250,277
         Weighted average interest rate at year-end             1.18%             1.60%

                                   (Continued)

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000

NOTE 8 - BORROWED FUNDS

Year end borrowed funds were as follows:
                                                        2002           2001
                                                        ----           ----

      Federal Home Loan Bank (FHLB) advances        $67,000,000    $65,000,000
      Securities sold under repurchase agreements     7,793,922      8,966,411
      Demand notes                                      100,000             --
                                                    -----------    -----------
                                                    $74,893,922    $73,966,411
                                                    ===========    ===========

FHLB advances have fixed and variable interest rates ranging from 2.37% to 6.88%. Scheduled maturities and the weighted average interest rates by maturity at year end 2002 were as follows:
                                                        Weighted
                                                         Average
                                                        Interest
                                                          Rate
                                                          ----

                   2003              $13,000,000         4.88%
                   2004                3,000,000         4.46
                   2005                       --           --
                   2006                       --           --
                   2007               10,000,000         6.65
                   Thereafter         41,000,000         5.19
                                     -----------
                                     $67,000,000         5.32%
                                     ===========

FHLB advances are secured by FHLB stock, eligible mortgage loans and specifically pledged securities. At December 31, 2002 and 2001, in addition to FHLB stock, collateral of approximately $85.0 million and $97.9 million was pledged to the FHLB to secure advances outstanding.

In addition, $51,000,000 of the advances outstanding at December 31, 2002 contained options with dates ranging from March 19, 2003 to December 21, 2005, whereby the interest rate may be adjusted by the FHLB, at which time the advances may be repaid at the option of First Federal without penalty.

The demand notes relate to investments in limited partner interests in partnerships formed for the construction, ownership and management of affordable housing projects. The total original amount of the notes was $2,400,000 for 2002 and $1,900,000 for 2001, with $2,300,000 and $1,900,000 funded at year end 2002 and 2001. Payments were required within five days of written demand; however, the note could be prepaid in full or in part at the option of the maker at any time without penalty. The obligation to make payment was absolute and unconditional.

                                   (Continued)

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000

NOTE 9 - EMPLOYEE BENEFITS

Employee Pension Plan: First Federal is part of a noncontributory multi-employer defined benefit pension plan covering substantially all employees. The trustees of the Financial Institutions Retirement Fund administer the plan. There is no separate actuarial valuation of plan benefits nor segregation of plan assets specifically for First Federal because the plan is a multi-employer plan and separate actuarial valuations are not made with respect to each employer nor are the plan assets so segregated. Expense for 2002, 2001 and 2000 was approximately $50,000, $109,000 and $137,000.

401(k) Plan: Northeast Indiana Bancorp has a 401(k) plan for all employees who have completed one year of service (1,000 hours). Participants may make deferrals up to 15% of compensation. Northeast Indiana Bancorp matches 50% of elective deferrals on the first 6% of the participant's compensation. Expense for 2002, 2001 and 2000 was approximately $40,000, $42,000 and $41,000.

Supplemental Retirement Plans: First Federal has a supplemental retirement plan for the President and a deferred compensation plan for certain directors of First Federal. First Federal is recording an expense equal to the change in the present value of the payment due at retirement based on the projected remaining years of service using the projected unit credit method. The balance of the plans was approximately $455,000 and $380,000 at year-end 2002 and 2001. The cost of the plans was approximately $130,000, $114,000 and $162,000 for 2002, 2001 and 2000.

First Federal has purchased insurance on the lives of the participants in the supplemental retirement plan and the deferred compensation plan with First Federal as beneficiary. The cash surrender value of the life insurance was approximately $2,083,000 and $1,983,000 at year-end 2002 and 2001. The income derived from the investment in life insurance included in other income was approximately $100,000, $94,000 and $86,000 for 2002, 2001 and 2000.

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

                                   (Continued)

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000

NOTE 9 - EMPLOYEE BENEFITS (Continued)

Shares are allocated among participants each December 31 on the basis of principal repayments made by the ESOP on the loan from Northeast Indiana Bancorp, according to each participant's relative compensation.

Contributions, including dividends on unearned ESOP shares, were approximately $138,000 during 2002, $146,000 during 2001 and $252,000 for 2000. ESOP compensation expense was approximately $244,000, $214,000 and $342,000 for 2002, 2001 and 2000.

ESOP shares at year end are as follows:
                                                     2002            2001
                                                     ----            ----

     Allocated shares                               110,235         110,860
     Shares released for allocation                  16,733          17,588
     Unreleased shares                               58,396          75,129
     Shares vested and withdrawn                     25,897           7,684
                                                   --------        --------

           Total shares                             211,261         211,261
                                                   ========        ========

           Fair value of unreleased shares         $922,567        $939,113
                                                   ========        ========

Recognition and Retention Plan (RRP): The RRP provides for issue of shares to directors, officers and employees. The maximum total shares available under the RRP was 105,620, and 17,126 shares are available for future grants. There were no new RRP grants awarded in either 2002 or 2001. During 2000, 500 shares were awarded at $11.31. Also in 2000, 984 shares were forfeited and added to treasury stock. The expense associated with the RRP was approximately $9,000, $9,000 and $203,000 in 2002, 2001 and 2000.

NOTE 10 - INCOME TAXES

Income tax expense is summarized as follows:

                                   2002          2001          2000
                                   ----          ----          ----

     Current federal             $ 491,123     $ 703,715     $ 527,427
     Deferred federal             (159,336)     (130,649)     (163,189)
     Current state                 171,982       203,734       108,667
     Deferred state                (33,048)       (4,223)      (32,018)
                                 ---------     ---------     ---------

           Income tax expense    $ 470,721     $ 772,577     $ 440,887
                                 =========     =========     =========

                                   (Continued)

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000

NOTE 10 - INCOME TAXES (Continued)

Effective tax rates differ from federal statutory rates applied to financial statement income due to the following:

                                                       2002          2001          2000
                                                       ----          ----          ----
Federal statutory rate of 34%times financial
  statement income before income taxes               $ 700,610     $ 932,264     $ 586,272
Tax effect of:
      State tax, net of federal income tax effect       91,696       131,677        50,588
      Low income housing credit                       (250,000)     (204,100)     (173,465)
      Tax exempt income                                (95,349)      (73,637)      (36,828)
      Other, net                                        23,764       (13,627)       14,320
                                                     ---------     ---------     ---------
            Income tax expense                       $ 470,721     $ 772,577     $ 440,887
                                                     =========     =========     =========

Effective tax rate is 22.8%, 28.2%, and 25.6% for 2002, 2001, and 2000.

The components of the net deferred tax asset recorded in the balance sheet at year end are as follows:

                                                             2002            2001
                                                             ----            ----
Deferred tax assets
      Deferred compensation                               $   180,352     $   150,713
      Bad debts                                               799,907         682,302
      Deferred loan fees                                      125,338         115,209
      Unearned compensation                                    86,022          85,278
      Interest on non-accrual loans                           112,067          65,061
      Other                                                     6,008           6,010
                                                          -----------     -----------
            Total                                           1,309,694       1,104,573

Deferred tax liabilities
      Depreciation                                           (122,640)       (109,467)
      Unrealized gain on securities available for sale       (197,955)        (13,755)
      Low income housing partnership                         (101,733)       (102,169)
                                                          -----------     -----------
            Total                                            (422,328)       (225,391)
                                                          -----------     -----------

      Net deferred tax asset                              $   887,366     $   879,182
                                                          ===========     ===========

                                   (Continued)

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000

NOTE 10 - INCOME TAXES (Continued)

Retained earnings at December 31, 2002 and 2001 include approximately $1.3 million for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $442,000 at December 31, 2002 and 2001. Legislation passed in August 1997 now requires the Company to deduct a provision for bad debts for tax purposes based on actual loss experience and to recapture the excess bad debt reserve accumulated in tax years after 1986. The related amount of deferred tax liability, which must be recaptured, was $276,000 originally and is payable over a six-year period that began in 1998.

NOTE 11 - REGULATORY MATTERS

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

                                   (Continued)

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000

NOTE 11 - REGULATORY MATTERS (Continued)

At year end, actual First Federal capital levels (in millions) and minimum required levels were:

                                                                                        Minimum Required
                                                                                           To Be Well
                                                             Minimum Required              Capitalized
                                                                For Capital          Under Prompt Corrective
                                           Actual            Adequacy Purposes         Action Regulations
                                           ------            -----------------         ------------------
                                    Amount        Ratio    Amount          Ratio      Amount           Ratio
                                    ------        -----    ------          -----      ------           -----
2002

Total capital
  (to risk weighted assets)        $   25.9        18.3%   $   11.3         8.0%      $   14.2          10.0%
Tier 1 (core) capital
  (to risk weighted  assets)           24.7        17.4         5.7         4.0            8.5           6.0
Tier 1 (core) capital
  (to adjusted total  assets)          24.7        10.9         9.0         4.0           11.3           5.0
Tier 1 (core) capital
  (to average assets)                  24.7        10.7         9.2         4.0           11.5           5.0

2001

Total capital                      $   25.6        17.9%   $   11.4         8.0%      $   14.3          10.0%
  (to risk weighted assets)
Tier 1 (core) capital                  24.3        17.0         5.7         4.0            8.6           6.0
  (to risk weighted  assets)
Tier 1 (core) capital                  24.3        10.2         9.5         4.0           11.9           5.0
  (to adjusted total  assets)
Tier 1 (core) capital                  24.3        10.0         9.7         4.0           12.1           5.0
  (to average assets)

First Federal was categorized as well capitalized at year end 2002 and 2001.

Regulations of the Office of Thrift Supervision limit the amount of dividends and other capital distributions that may be paid by savings institutions without prior approval of the Office of Thrift Supervision. The regulatory restriction is based on a three-tiered system with the greatest flexibility being afforded to well-capitalized (Tier 1) institutions. First Federal is currently a Tier 1 institution. Accordingly, First Federal can make, without prior regulatory approval, distributions during a calendar year up to 100% of its retained net income for the calendar year-to-date plus retained net income for the previous two calendar years as long as First Federal would remain well-capitalized, as defined by the Office of Thrift Supervision prompt corrective action regulations, following the proposed distribution. At year end 2002, approximately $178,000 of the Bank's retained earnings are potentially available for distribution without regulatory approval.

                                   (Continued)

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000

NOTE 12 - COMMITMENTS AND CONTINGENCIES AND FINANCIAL INSTRUMENTS
  WITH OFF-BALANCE-SHEET RISK

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

Financial instruments with off-balance-sheet risk were as follows at year end.

                                                  2002             2001
                                                  ----             ----

     Fixed rate commitments                    $ 3,616,696       $4,968,005
     Variable rate commitments                  10,586,696        8,028,718
     Credit card arrangements                    3,926,015        3,881,939
     Letters of credit                             842,678          804,101

Most loan commitments have terms up to 60 days. At year end 2002, fixed commitments have contractual interest rates ranging from 5.38% to 7.75%. Credit card interest rates are fixed at 14.9% or 9.8%. Most variable rate arrangements are tied either to the national monthly median cost of funds, prime rate or the U.S. Treasury bill rate and have spreads between 0% and 5%.

Certain executives of the Bank have employment contracts, which are based upon changes of control. The employment contracts provide for the payment of one to three years worth of the officers' salaries upon a change of control.

NOTE 13 - STOCK OPTIONS

Options to buy stock have been granted to directors, officers and employees under two different stock option and incentive plans. Exercise price is the market price at date of grant. The maximum option term is ten years and options vest over five years under both plans. The Company had almost awarded all stock options under the original stock option plan by the year ended 2001. As such, the 2002 Omnibus Incentive Plan was added to the Company's proxy statement and approved by the shareholders at the May 1, 2002 Northeast Indiana Bancorp, Inc. Annual Meeting. There were 158,753 new stock options approved under the new plan. At year end 2002, 155,024 shares were authorized for future grants.

                                   (Continued)

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000

NOTE 13 - STOCK OPTIONS (Continued)

Information about option grants follows:

                                                Number        Exercise     Fair Value
                                              of Options       Price       of Grants
                                              ----------       -----       ---------
      Outstanding, beginning of 2000             216,614
         Granted                                   5,500     $    11.31    $     2.63
         Granted                                   2,500          10.19          2.06
         Exercised                                (4,422)          9.71
         Forfeited                                (1,573)          9.71
                                              ----------
      Outstanding, end of 2000                   218,619
         Granted                                   5,000          12.75          2.40
         Exercised                               (27,612)          9.71
                                              ----------
      Outstanding, end of 2001                   196,007
         Granted                                   5,000          14.45          3.16
         Granted                                   2,500          14.63          2.89
         Exercised                               (25,763)          9.71
         Exercised                                (3,300)         14.66
         Exercised                                (2,200)         11.31
         Exercised                                (1,815)         12.60
         Exercised                                (1,000)         10.19
                                              ----------
      Outstanding, end of 2002                   169,429
                                              ==========

Options outstanding at year end were as follows:


                                                  2002           2001           2000
                                                  ----           ----           ----
     Number of options                             169,429        196,007        218,619
     Minimum exercise price                    $      9.71    $      9.71    $      9.71
     Maximum exercise price                          18.49          18.49          18.49
     Weighted-average exercise price                 10.37          10.23           9.99
     Weighted-average remaining option life     3.76 years      4.5 years      5.0 years


There were 149,103, 177,842 and 159,113 options exercisable at year end 2002, 2001 and 2000. The weighted-average exercise price of options exercisable at year end 2002, 2001 and 2000 was $9.95, $9.94 and $9.86.

                                   (Continued)

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000

NOTE 14 - RELATED PARTY TRANSACTIONS

Certain directors and officers of First Federal are loan customers. A summary of related party loan activity for loans aggregating $60,000 or more to any one related party is as follows:

     Balance - January 1, 2002                           $ 2,799,219
           New loans                                         732,360
           Repayments                                       (248,169)
           Changes in related parties during the year       (453,983)
                                                         -----------
     Balance - December 31, 2002                         $ 2,829,427
                                                         ===========

Related party deposits were approximately $391,000 and $540,000 at year end 2002 and 2001.

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Following are carrying amounts and estimated fair values at year end (in thousands):

                                                 2002                         2001
                                                 ----                         ----
                                        Carrying      Estimated       Carrying      Estimated
                                         Amount       Fair Value       Amount       Fair Value
                                         ------       ----------       ------       ----------
Financial assets:
      Cash and cash equivalents        $   18,256     $   18,256     $   26,292     $   26,292
      Securities available for sale        42,838         42,838         39,365         39,365
      Securities held to maturity             225            225            306            306
      Loans held for sale                     409            409          1,543          1,543
      Loans receivable, net               154,560        160,564        162,830        170,585
      Accrued interest receivable             695            695            753            753
      Investments in limited
        liability partnerships              1,833          1,833          1,546          1,546
      Cash surrender value of life
        insurance                           2,083          2,083          1,983          1,983

Financial liabilities:
      Deposits                           (122,357)      (124,022)      (137,030)      (138,668)
      Borrowed funds                      (74,894)       (82,548)       (73,966)       (73,016)
      Accrued interest payable               (241)          (241)          (235)          (235)

For purposes of the above disclosures of estimated fair value, the following assumptions were used. The estimated fair value for cash and cash equivalents, accrued interest, investments in limited liability partnerships and cash surrender value of life insurance is considered to approximate cost. The estimated fair value for securities is based on quoted market values for the individual securities or equivalent securities. The estimated fair value for loans held for sale is based on market quotes. The estimated fair value for loans is based on estimates of the rate that would be charged for similar such loans at December 31, 2002 and 2001, applied for

                                   (Continued)

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

the time period until estimated repayment and the allowance for loan losses is considered to be a reasonable estimate of discount for credit quality concerns. The estimated fair value for demand and savings deposits is based on their carrying value. The estimated fair value for time deposits and borrowed funds is based on estimates of the rate that would be paid on such deposits or for such borrowings at December 31, 2002 and 2001, applied for the time period until maturity. The estimated fair value of other financial instruments and off-balance-sheet loan commitments approximates cost and is not considered significant for this presentation.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were Northeast Indiana Bancorp to have disposed of such items at December 31, 2002 or 2001, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 2002 and 2001 should not necessarily be considered to apply at subsequent dates.

NOTE 16 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Northeast Indiana Bancorp, Inc. is as follows:

                            CONDENSED BALANCE SHEETS
                           December 31, 2002 and 2001

                                                          2002           2001
                                                          ----           ----
ASSETS
Cash and cash equivalents                             $   853,215    $   891,138
Securities available for sale                             285,856        271,163
Loan receivable from Employee Stock Ownership Plan        581,900        727,375
Investment in subsidiary bank                          24,813,414     24,378,224
Other assets                                               38,154         22,049
                                                      -----------    -----------

      Total assets                                    $26,572,539    $26,289,949
                                                      ===========    ===========

LIABILITIES
Accrued expenses                                      $    10,054    $     8,911

SHAREHOLDERS' EQUITY                                   26,562,485     26,281,038
                                                      -----------    -----------

      Total liabilities and shareholders' equity      $26,572,539    $26,289,949
                                                      ===========    ===========

                                   (Continued)

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000

NOTE 16 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
  (Continued)

                         CONDENSED STATEMENTS OF INCOME
                  Years ended December 31, 2002, 2001 and 2000

                                                    2002            2001            2000
                                                    ----            ----            ----
Interest income                                 $    58,017     $    67,400     $    75,103
Dividends from subsidiary bank                    1,600,000       1,900,000       1,950,000
                                                -----------     -----------     -----------

      Total income                                1,658,017       1,967,400       2,025,103

Operating expenses                                  233,454         187,331         197,972
                                                -----------     -----------     -----------
Income before income taxes and equity in
  undistributed earnings of subsidiary bank       1,424,563       1,780,069       1,827,131

Income tax benefit                                  (92,073)        (84,279)        (72,240)
                                                -----------     -----------     -----------
Income before equity in undistributed
  earnings of subsidiary bank                     1,516,636       1,864,348       1,899,371

Equity in undistributed (excess distributed)
  earnings of subsidiary bank                        73,260         105,029        (615,928)
                                                -----------     -----------     -----------

Net income                                      $ 1,589,896     $ 1,969,377     $ 1,283,443
                                                ===========     ===========     ===========

                                   (Continued)

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000

NOTE 16 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
  (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2002, 2001 and 2000

                                                                 2002            2001            2000
                                                                 ----            ----            ----
Cash flows from operating activities
      Net income                                              $ 1,589,896     $ 1,969,377     $ 1,283,443
      Adjustments to reconcile net income to cash
        from operating activities
            Equity in (undistributed) excess
              distributed earnings of subsidiary bank             (73,260)       (105,029)        615,928
            Change in
                  Other assets                                     15,210         (15,426)         (1,899)
                  Accrued expenses                                  1,143              64           3,448
                                                              -----------     -----------     -----------
                        Net cash from operating activities      1,532,989       1,848,986       1,900,920

Cash flows from investing activities
      Repayments on loan receivable from ESOP                     145,475         145,475         145,475
      Purchase of securities available for sale                      (137)        (40,311)        (28,595)
                                                              -----------     -----------     -----------
            Net cash from investing activities                    145,338         105,164         116,880

Cash flows from financing activities
      Dividends paid                                             (752,480)       (735,335)       (710,816)
      Purchase of treasury stock                               (1,320,253)     (2,118,144)       (741,904)
      Sale of treasury stock                                      356,483         268,114          48,593
                                                              -----------     -----------     -----------
            Net cash from financing activities                 (1,716,250)     (2,585,365)     (1,404,127)
                                                              -----------     -----------     -----------

Net change in cash and cash equivalents                           (37,923)       (631,215)        613,673

Cash and cash equivalents at beginning of year                    891,138       1,522,353         908,680
                                                              -----------     -----------     -----------

Cash and cash equivalents at end of year                      $   853,215     $   891,138     $ 1,522,353
                                                              ===========     ===========     ===========

                                   (Continued)

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2001 and 2000

NOTE 17 - EARNINGS PER COMMON SHARE

A reconciliation of the numerators and denominators of the basic earnings per common share and diluted earnings per common share computations for the years ended December 31, is presented below.

                                                            2002            2001            2000
                                                            ----            ----            ----
Basic Earnings Per Common Share
      Net income available to common shareholders       $ 1,589,896     $ 1,969,377     $1,283,443,
                                                        ===========     ===========     ===========

      Weighted average common shares
        outstanding before adjustment                     1,531,361       1,630,709       1,731,741

      Less: unallocated ESOP shares                         (75,129)        (92,717)       (117,197)

      Less: non-vested RRP shares                              (762)         (1,335)        (18,258)
                                                        -----------     -----------     -----------

      Weighted average common shares outstanding
         for basic earnings per common share              1,455,470       1,536,657       1,596,286
                                                        ===========     ===========     ===========

            Basic Earnings Per Common Share             $      1.09     $      1.28     $       .80
                                                        ===========     ===========     ===========

Diluted Earnings Per Common Share

      Net income available to common
        shareholders, per above                         $ 1,589,896     $ 1,969,377     $ 1,283,443
                                                        ===========     ===========     ===========

      Weighted average common shares outstanding          1,455,470       1,536,657       1,596,286

      Add:  dilutive effects of assumed conversions
        and exercises of stock options                       49,532          34,287          29,611
                                                        -----------     -----------     -----------

      Weighted average common and dilutive
        shares outstanding for dilutive earnings per
        common share                                      1,505,002       1,570,944       1,625,897
                                                        ===========     ===========     ===========

            Diluted Earnings Per Common Share           $      1.06     $      1.25     $       .79
                                                        ===========     ===========     ===========

Stock options for 14,380, 18,695 and 19,195 shares of common stock were not considered in computing diluted earnings per common shares for the years ended December 31, 2002, 2001 and 2000 because they were not dilutive.

                                   (Continued)

                             STOCKHOLDER INFORMATION

Stock Listing Information

The Company's common stock is traded on The NASDAQ Stock Market under the symbol "NEIB".

Stock Price Information

The following table sets forth the high and low bid prices and dividends declared per share of common stock for the periods indicated. The source of such price information was NASDAQ's monthly trade history report. The prices do not represent actual transactions and do not include retail markups, markdowns or commissions.

                                                                   Dividends
               Quarter Ended                 High        Low       Declared
               -------------                ------      ------     ---------
      March 31, 2001                        $11.50      $ 9.44      $  .11
      June 30, 2001                          13.20       10.43         .11
      September 30, 2001                     13.95       12.30         .11
      December 31, 2001                      13.90       12.50         .12

      March 31, 2002                        $13.93      $12.61      $  .12
      June 30, 2002                          16.25       13.40         .12
      September 30, 2002                     15.90       14.15         .12
      December 31, 2002                      16.10       13.10         .13

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions.

As of February 11, 2003, there were approximately 437 shareholders of record, not including those shares held in nominee or street name through various brokerage firms or banks.

Annual Report on Form 10-KSB
A copy of the Company's annual report on Form 10-KSB, filed with the Securities and Exchange Commission, is available without charge by writing:

            Randy J. Sizemore
            Senior Vice President/Chief Financial Officer
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

             Corporate Office                                  Special Counsel                   Independent Auditor

   Northeast Indiana Bancorp, Inc.                     Katten Muchin Zavis Rosenman          Crowe, Chizek and Company LLP
   648 North Jefferson Street                          1025 Thomas Jefferson Street, NW      330 E. Jefferson Blvd.
   Huntington, Indiana  46750                          East Lobby: Suite 700                 South Bend, Indiana  46624
   (260) 356-3311                                      Washington, DC 20007-5201

NOTES

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

NOTES

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                        DIRECTORS AND EXECUTIVE OFFICERS
                         NORTHEAST INDIANA BANCORP, INC.

          [IMAGE  OMITTED]                             [IMAGE OMITTED]

BOARD OF DIRECTORS                           EXECUTIVE OFFICERS

Stephen E. Zahn                              Stephen E. Zahn
Chairman of the Board                        President and Chief Executive
President and Chief Executive Officer          Officer

                                             Dee Ann Hammel
Dan L. Stephan                               Senior Vice President, Secretary
Past State Representative                      and Chief Operations Officer
  Indiana Legislature
Agent                                        Randy J. Sizemore
  Variable Annuity Life Insurance Company    Senior Vice President, Treasurer
                                               and Chief Financial Officer
J. David Carnes
Medical Doctor and Associate                 Michael S. Zahn
  Family Practice Associates                 Senior Vice President

Michael S. Zahn                              Thomas P. Frantz
Senior Vice President                        Senior Vice President
                                               and Chief Lending Officer
Randall C. Rider
President
  Lime City Manufacturing Company, Inc.

ANNUAL MEETING
--------------------------------------------------------------------------------

The Annual Meeting of Stockholders of Northeast Indiana Bancorp, Inc., will be held on April 23, 2003 at 1:00 P.M. the North location of First Federal Savings Bank, 100 Frontage Road, Huntington, Indiana.

                           FIRST FEDERAL SAVINGS BANK

                                OFFICE LOCATIONS

                                  North Office
                                100 Frontage Rd.
                              Huntington, IN 46750
                                  260-358-4680

                                 Downtown Office
                              648 N. Jefferson St.
                              Huntington, IN 46750
                                  260-356-3311

                                  South Office
                              1240 S. Jefferson St.
                              Huntington, IN 46750
                                  260-356-5633

                                Northeast Indiana
                                Financial, Inc.
                                  260-358-2622

                             www.firstfed-neib.com

                 [FDIC INSURED LOGO]      [EQUAL HOUSING LENDER LOGO]

                                 [IMAGE OMITTED]

                                                [LOGO] NORTHEAST
                                                       INDIANA
                                                       Bancorp, Inc.

                                         (C) 2003 Northeast Indiana Bancorp Inc.