Form 10KSB, Exhibit 13
period 2003-12-31
NORTHEAST INDIANA BANCORP INC
filed 2004-03-26
CIK 942898

NORTHEAST INDIANA BANCORP, INC.



                                TABLE OF CONTENTS
--------------------------------------------------------------------------------
PRESIDENT'S MESSAGE TO OUR SHAREHOLDERS ..................................     1

SELECTED CONSOLIDATED FINANCIAL INFORMATION...............................     3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS ....................................     4

REPORT OF INDEPENDENT AUDITORS............................................    19

CONSOLIDATED FINANCIAL STATEMENTS.........................................    20

STOCKHOLDER INFORMATION...................................................    52

DIRECTORS AND EXECUTIVE OFFICERS...............................Inside Back Cover
--------------------------------------------------------------------------------


2003 ANNUAL REPORT                                                      [LOGO] 2

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                                         December 31
                                                                                         -----------
                                                                 2003         2002          2001         2000           1999
                                                                 ----         ----          ----         ----           ----
Selected Financial Condition Data:                                  (dollars in thousands, excluding earnings per share data)
Total assets .............................................    $227,395      $225,019      $238,395      $247,094      $254,747
Securities ...............................................      43,837        43,063        39,671        31,609        33,649
Loans receivable, net ....................................     163,677       154,560       162,830       200,151       208,395
Deposits .................................................     122,010       122,357       137,030       146,806       143,212
Total borrowings .........................................      76,545        74,894        73,966        72,539        84,754
Shareholders' equity .....................................      27,195        26,562        26,281        26,574        25,655

Selected Operations Data:

Total interest income ....................................     $12,368      $ 14,297      $ 17,436      $ 19,565      $ 17,722
Total interest expense ...................................       6,519         7,997        10,765        12,485         9,846
                                                               -------      --------      --------      --------      --------
   Net interest income ...................................       5,849         6,300         6,671         7,080         7,876
Provision for loan losses ................................          --           732           575         1,591           449
                                                               -------      --------      --------      --------      --------
Net interest income after provision for loan
  losses .................................................       5,849         5,568         6,096         5,489         7,427
Total noninterest income .................................       1,739         1,464         1,348         1,010           832
Total noninterest expense ................................       4,969         4,971         4,702         4,775         4,194
                                                               -------      --------      --------      --------      --------
Income before income taxes ...............................       2,619         2,061         2,742         1,724         4,065
Income tax expense .......................................         689           471           773           441         1,475
                                                               -------      --------      --------      --------      --------
Net income ...............................................     $ 1,930      $  1,590      $  1,969      $  1,283      $  2,590
                                                               =======      ========      ========      ========      ========

Basic earnings per common share (2) ......................     $  1.36      $   1.09      $   1.28      $   0.80      $   1.59
Diluted earnings per common share (2) ....................        1.31          1.06          1.25          0.79          1.54

Selected Financial Ratios and Other Data:

Performance Ratios:
   Return on assets (ratio of net income to
     average total assets) ...............................        0.87%         0.69%         0.81%         0.50%         1.11%
   Return on equity (ratio of net income to
     average total shareholders' equity) .................        7.22          6.01          7.35          4.88         10.15
   Interest rate spread information:
      Average during period ..............................        2.41          2.44          2.39          2.39          3.03
      End of period ......................................        2.75          2.57          2.53          2.34          3.02
   Net interest margin (1) ...............................        2.78          2.87          2.88          2.90          3.50
   Ratio of operating expense to average total
     assets ..............................................        2.23          2.16          1.94          1.88          1.80
   Ratio of average interest-earning assets to
     average interest-bearing liabilities ................      111.85        111.80        110.54        109.95        110.74

Quality Ratios:
   Non-performing assets to total assets at end
     of period ...........................................        1.13          3.00          3.03          1.79           .70
   Allowance for loan losses to non-performing
     loans ...............................................       73.44         34.35         28.26         53.99        103.33
   Allowance for loan losses to total loans ..............        1.07          1.36          1.19           .99           .84

Capital Ratios:
   Total shareholders' equity to total assets at
     end of period .......................................       11.96         11.80         11.02         10.75         10.07
  Average total shareholders' equity to average
     total assets ........................................       12.01         11.52         11.07         10.33         10.94

Other Data:
   Dividends declared per share (2) ......................     $ 0.530      $  0.490      $  0.450      $  0.410      $  0.345
   Dividend payout ratio .................................       38.97%        44.95%        35.16%        51.25%        21.70%
   Number of full-service offices ........................           3             3             3             3             3

(1)   Net interest income divided by average interest-earning assets.

(2) All share and per share amounts have been restated to reflect the 10% stock dividends paid on November 23, 1998 to shareholders of record November 6, 1998 and again on November 22, 1999 to shareholders of record November 6, 1999.

--------------------------------------------------------------------------------


3 [LOGO] a foundation for your finances.

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

During 1998, First Federal established a trust department which began operations in the fourth quarter. By the end of 2002, trust assets under management had grown to $39.8 million with no significant growth in the prior twelve months in either number of accounts or assets under management. With the trust department only providing slight positive impacts to the Company and with the resignation of First Federal's senior trust officer in the first quarter 2003, management and the board of directors elected to enter into a cooperative arrangement with another financial institution for trust services. The final cooperative agreement was signed during the third quarter 2003. At the same time, the trust assets and fiduciary responsibilities were transferred to the other financial institution. Under the agreement, First Federal will continue to offer trust services to existing customers and solicit new business with technical support from the other financial institution. Management expects minimal impact to Northeast Indiana Bancorp's operating performance from this transaction.

In February 1999, Northeast Indiana Bancorp announced the establishment of Northeast Indiana Financial, Inc., a wholly-owned subsidiary of the Bank. Northeast Indiana Financial, Inc. provides brokerage services through the purchase of mutual funds, annuities, stocks and bonds for its customers and has $13.0 million of assets held for our customers. Management continues to believe that the additional value of these types of services to customers will be rewarded with future profitability.

Subsequent to September 30, 2000, Northeast Indiana Bancorp became aware of adverse circumstances that had occurred involving loans originated by First Federal to a single commercial borrower. During the fourth quarter 2000 these loans were written down to estimated fair value of the collateral. The collateral included repossessed vehicles, consumer auto leases and contracts. The estimated present value of leases and contracts was approximately $1.5 million and was included in consumer loans at December 31, 2000. These leases and contracts were considered both non-performing and impaired at that time. As of December 31, 2003 the remaining estimated present value of these leases and contracts was approximately $71,000, a decline from the $235,000 reported at December 31, 2002. These leases and contracts are included in consumer loans and are still considered both non-performing and impaired.

The principal business of savings banks, including First Federal, has historically consisted of attracting deposits from the general public and making loans secured by residential real estate. First Federal's earnings are primarily dependent on net interest income, the difference between interest income and interest expense.

--------------------------------------------------------------------------------


2003 ANNUAL REPORT                                                      [LOGO] 4

Interest income is a function of the balances of loans and investments outstanding during the period and the yield earned on such assets. Interest expense is a function of the balances of deposits and borrowings outstanding during the same period and the rates paid on such deposits and borrowings. Provisions for loan losses, service charges and fee income, gains on sales of loans, other noninterest income, operating expenses and income taxes also affect First Federal's earnings. Operating expenses consist primarily of employee compensation and benefits, occupancy and equipment expenses, data processing, federal deposit insurance premiums and other general and administrative expenses.

Prevailing economic conditions as well as federal regulations concerning monetary policies, fiscal policies, and financial institutions significantly affect First Federal. Due to the continued economic downturn, the Federal Reserve lowered short-term rates eleven times during 2001 for a total of 475 basis points in an attempt to stimulate the economy. The low interest rate environment carried over into 2002 as the economy continued to struggle. The Federal Reserve eventually lowered short-term rates an additional 50 basis points in the fourth quarter of 2002 and came back and lowered short-term rates another 25 basis points in the second quarter of 2003, bringing the benchmark federal funds target rate to the lowest levels of the past four decades. The low interest rate environment of the past three years has continued to pressure the net interest margin of the Company as loan repayments and amortizing security prepayment speeds have ran at very high levels. As a result, the net interest margin for First Federal decreased slightly from 2.87% as of December 31, 2002 to 2.78% at the end of 2003. After operating in this historically low interest rate environment now in excess of twenty four months, Management has tried to position the Company favorably for a rising rate environment. There can be no assurance that First Federal can continue to successfully market its lending products in a rising rate environment or that such interest rate movements will not adversely affect net income.

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

--------------------------------------------------------------------------------


5 [LOGO] a foundation for your finances.

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

Executive Summary

While asset growth was minimal for the year ended December 31, 2003, management was able to accomplish several core objectives including drastically reducing non-performing assets and net loan charge-offs, re-allocating the deposit funding mix towards lower-cost transaction accounts, modest loan growth, record net gains on the sale of loans, and holding other expenses flat compared to the year ended December 31, 2002. All of the above translated into net income of $1.9 million and diluted earnings per common share of $1.31 for the year ended 2003 compared to net income of $1.6 million and diluted earnings per common share of $1.06 for the year ended 2002. Detailed discussions of each of these areas can be found under the Financial Condition and Results of Operations pages that follow.

Financial Condition

Northeast Indiana Bancorp's total assets increased slightly from $225.0 million at December 31, 2002 to $227.4 million at December 31, 2003, an increase of $2.4 million, or 1.1%. The increase was due primarily to an increase in net loans receivable of $9.1 million or 5.9% and an increase in cash surrender value of life insurance of $2.3 million offset in part by a decrease of $8.9 million in cash and cash equivalents. The overall increase in total liabilities of $1.7 million was due mainly to an increase of $1.7 million in borrowed funds partially offset by a decline of $347,000 in total deposits.

Most segments of the loan portfolio increased during 2003. The increase was mostly attributable to mortgage loans, which increased $10.5 million. Mortgage loans secured by one-to-four family residences increased $5.1 million to $91.6 million at December 31, 2003 and represent 56.0% of First Federal's net loan portfolio. This increase was able to be achieved despite $19.1 million of fixed rate one-to-four family mortgages originated that were subsequently sold during 2003. Mortgage loans secured by multi-family and commercial real estate increased $1.9 million to $25.1 million at December 31, 2003 and construction loans secured by residential and non-residential real estate increased $3.4 million to $9.5 million.

--------------------------------------------------------------------------------


2003 ANNUAL REPORT                                                      [LOGO] 6

First Federal also offers a variety of consumer loans including automobile, credit card, home equity and second mortgage loans as well as commercial business loans. Total consumer and commercial business loans increased $109,000 to $43.1 million at December 31, 2003. This increase was primarily due to an increase in commercial loans of $2.7 million to $22.0 million offset by declines in automobile, home equity and second mortgage, credit card, and other consumer loans. Automobile loans comprise $9.6 million of total consumer loans while home equity and second mortgage loans represent another $6.8 million at December 31, 2003. While typically producing higher yields, non-mortgage lending exposes the Company to more collateral risk in addition to credit risk.

Future loan growth and profitability related thereto, is dependent on the economy. First Federal currently anticipates low growth in mortgages and will continue to sell long term fixed rate mortgages to the secondary market while planning to hold more of the 10 to 15 year term fixed rate mortgages in our portfolio. First Federal will continue to provide commercial and consumer lending and anticipates non-residential mortgage lending to increase as a percentage of total loans.

Total deposits decreased $347,000 to $122.0 million at December 31, 2003. The 0.3% decrease in 2003 was primarily due to a decrease in time deposits of $3.2 million, partially offset by an increase of $2.9 million in non-interest bearing demand, NOW and MMDA and savings deposits. Management is committed to shifting the deposit funding mix towards lower-cost transaction accounts in an effort to enhance funding cost efficiencies. In addition, First Federal remained competitive in the local market and was more aggressive with longer term rates in an attempt to lengthen deposit maturities.

Total borrowed funds increased $1.6 million, from $74.9 million to $76.5 million at December 31, 2003. Borrowed funds include advances from the Federal Home Loan Bank of Indianapolis (FHLB) with variable interest rates and stated maturities ranging through 2011. The balance of FHLB advances was $63.0 million a decrease from $67.0 million at December 31, 2002.

FHLB advances are subject to prepayment fees and include $9.0 million maturing in 2004 and 2005. In addition, $51.0 million of the advances outstanding at December 31, 2003 contained options with dates ranging from April 2, 2004 through December 21, 2005, whereby the interest rate may be adjusted by the FHLB, at which time the advances may be repaid at the options of First Federal without a prepayment fee. First Federal's borrowing limit at the FHLB as of December 31, 2003, was $6.2 million based on the collateral pledged. Borrowings at December 31, 2003 also include various securities sold under repurchase agreements that were offered starting in 1999. The balance of securities sold under repurchase agreements at December 31, 2003 was $13.5 million, an increase from $7.8 million at December 31, 2002.

Results of Operations

Comparison of Years Ended December 31, 2003 and 2002

General. Net income for the year ended December 31, 2003 was $1.9 million compared to net income of $1.6 million for 2002, an increase of $340,000. The increase in net income was primarily the result of a decrease in provision for loan losses of $732,000 combined with an increase in noninterest income of $276,000. These items were partially offset by a decrease in net interest income of $450,000 and an increase in income tax expense of $219,000.

--------------------------------------------------------------------------------


7 [LOGO] a foundation for your finances.

Noninterest expense was relatively unchanged between periods at $5.0 million. Further details regarding the changes in the income and expenses are discussed below.

Interest Income. Interest income decreased $1.9 million or 13.5% to $12.4 million for the year ended December 31, 2003. The decrease in interest income was primarily the result of loan interest income decreasing $1.6 million to $10.6 million along with a decrease of $300,000 to $1.8 million in securities and other interest earning assets. The average yield for the year on the loan portfolio decreased to 6.91% in 2003 compared to 7.62% in 2002. The decrease in loan interest income occurred as a result of a reduction in average balances of loans outstanding in 2003 compared to 2002, and lower average rates during 2003.

Interest Expense. Interest expense for 2003 decreased $1.5 million or 18.5% over 2002 interest expense. The majority of the decrease was due to less interest expense on deposits, which decreased $1.3 million in 2003. The average rate for time deposits decreased 96 basis points from 2002 to 2003. The average rate for money market accounts decreased by 69 basis points to 1.33% for 2003 along with a decrease of 62 basis points on the average rate for savings accounts, and a decrease of 53 basis points on NOW accounts. The average rate for other borrowed funds declined 4 basis points to 5.04% in 2003.

Net interest income. Net interest income decreased $450,000 or 7.1% from $6.3 million to $5.8 million for the year ended December 31, 2003. The average spread decreased to 2.41% from the 2.44% reported in 2002. Average interest-earning assets margin decreased to 2.78% in 2003 from 2.87% in 2002. The net decreases in both interest income and interest expense attributable to both interest-earning assets and interest-bearing liabilities were due primarily to decreases in rates and secondarily to decreases in volume.

Provision for Loan Losses. There were no provision for loan loss in 2003 compared to $732,000 in 2002. This sharp decrease in provisions was possible due to the Company's dramatic improvement in non-performing loans as evidenced in
Note 3 to the Consolidated Financial Statements. The decreased provision for loan losses less net charge-offs for the year resulted in a $364,000 decrease in the allowance for loan losses. The allowance for loan losses of $1.8 million at December 31, 2003 was a 17.0% decrease compared to December 31, 2002. Management will continue to maintain the allowance for loan losses at a level deemed adequate by management based on its quarterly analysis and will include additional consideration of non-performing loans.

Noninterest income. Noninterest income increased from $1.5 million in 2002 to $1.7 million in 2003. The majority of this change occurred as a result of our increases in other income to $699,000 in 2003 compared to $425,000 for 2002, an increase of $274,000 or 64.3%. The two largest component increases in this area was due to net gains on the sale of repossessed assets in 2003 of $48,000 compared to net losses on the same in 2002 of $116,000 and an increase to $169,000 on cash surrender value of life insurance in 2003 compared to $100,000 in 2002. The former was a result of better residual values on repossessed assets year to year and the latter due to additional purchases of bank-owned life insurance ("BOLI") in 2003 of $2.1 million.

--------------------------------------------------------------------------------


2003 ANNUAL REPORT                                                      [LOGO] 8

Noninterest expense. Total noninterest expense was unchanged at $5.0 million for both 2003 and 2002. Slight increases in data processing and professional fees were more than offset by declines in correspondent bank charges and other expense between periods. All other areas were relatively unchanged year to year.

Income tax expense. Income tax expense increased from $471,000 in 2002 to $689,000 in the current year. This increase was mainly due to higher taxable income for 2003 partially offset by increases in non-taxable income items such as non-taxable security interest income and increases in earnings on cash surrender value of life insurance. Northeast Indiana Bancorp's effective tax rate was 26.3% in 2003 as compared to 22.8% in 2002.

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


9 [LOGO] a foundation for your finances.

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

Trust and brokerage fees increased $46,000 and $22,000 or 43.5% and 48.4% to $153,000 and $66,000 in 2002 primarily from additional trust assets under management and fee changes in trust accounts and increased volume of discount brokerage services. Other income of $425,000 in 2002 decreased by $163,000 compared to $588,000 for 2001. This decrease included an additional $101,000 in net losses on the sale of repossessed assets in 2002.

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

--------------------------------------------------------------------------------


2003 ANNUAL REPORT                                                     [LOGO] 10

First Federal's interest-earning assets are composed primarily of loans, especially mortgage loans. Management has offered adjustable rate loan products to assist in the management of interest rate risk. At December 31, 2003, adjustable rate loans comprised 34.9% of the total loan portfolio. The interest rate exposure as outlined in the NPV table reflects our exposure to a rising interest rate environment due to the concentration of longer term mortgage loans funded by relatively shorter-term deposits and FHLB advances. In addition, the interest rate risk is also impacted by adjustable rate loans, which are tied to indices, which lag behind market rates. Management is aware of First Federal's interest rate risk exposure in a rising interest rate environment. To address this interest rate risk, which we would categorize as moderately high in comparison to our peers, management will continue to market adjustable rate mortgage loans when possible and review longer term funding sources. Management also considers the current capital position of First Federal and the composition of the loan portfolio and monitors these factors in conjunction with its strategic plan of offering various mortgage loan products to customers in our market area. As stated earlier, First Federal is now using the secondary market to assist in managing our interest rate risk exposure. We are also making adjustable rate commercial loans when possible. Nonetheless, our interest rate exposure, particularly in a rising interest rate environment, will grow, especially to the extent that loan demand produces increases in balance sheet growth. While management monitors and, from time to time, takes actions to adjust our interest rate risk, we believe a rising interest rate environment will have an adverse impact on our profitability.

Presented below, as of December 31, 2003 and December 31, 2002, is an analysis of First Federal's estimated interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in interest rates, up and down 300 basis points in 100 point increments. Due to current low interest rates the change in rates does not include results for the minus 200 basis points or minus 300 basis points scenarios. Assumptions used in calculating the amounts in this table are those assumptions utilized by the OTS in assessing the interest rate risk of the thrifts it regulates. NPV is calculated by the OTS for the purposes of interest rate risk assessment and should not be considered as an indicator of value of First Federal.

During 2003, our rate sensitivity showed an increase over last year from (105) bp at December 31, 2002 to (246) bp as of December 31, 2003 based on a 200 basis point increase in rates. The rising rate scenarios reflect the decreasing Net Portfolio Value (NPV) of equity.

--------------------------------------------------------------------------------


11 [LOGO] a foundation for your finances.

                                     At December 31, 2003
------------------------------------------------------------------------------------------------------
                                                                       Net Portfolio Value as % of
                                      Net Portfolio Value                Present Value of Assets
                           -------------------------------------         -----------------------
 Change In Rates           $ Amount       $ Change      % Change        NPV Ratio            Change
 ---------------           --------       --------      --------        ---------            ------
                            (Dollars in Thousands)
      +300 bp              $ 15,525       $(10,870)        (41)%           7.11%              (411) bp
      +200                   19,634         (6,761)        (26)            8.76               (246)
      +100                   23,426         (2,969)        (11)           10.19               (103)
         0                   26,395             --          --            11.22                 --
      -100                   27,471          1,076           4            11.49                 27
      -200                       --             --          --               --                 --
      -300                       --             --          --               --                 --

                                    At December 31, 2002
------------------------------------------------------------------------------------------------------
                                                                       Net Portfolio Value as % of
                                      Net Portfolio Value                Present Value of Assets
                           -------------------------------------         -----------------------
 Change In Rates           $ Amount       $ Change      % Change        NPV Ratio            Change
 ---------------           --------       --------      --------        ---------            ------
                            (Dollars in Thousands)
      +300 bp              $ 18,502       $ (6,082)        (25)%           8.39%              (212) bp
      +200                   21,335         (3,249)        (13)            9.46               (105)
      +100                   23,657           (927)         (4)           10.27                (24)
         0                   24,584             --          --            10.51                 --
      -100                   24,460           (124)         (1)           10.31                (20)
      -200                       --             --          --               --                 --
      -300                       --             --          --               --                 --


Due to the current low interest rate environment, the OTS's NPV model is not calculating results for the minus 200 bp or minus 300 bp scenario. Based on these limitations, in the event of a 200 basis point increase in interest rates compared to a 100 basis point decrease in interest rates using NPV estimates as of December 31, 2003, First Federal would experience a 26% decrease in NPV in a rising rate environment, while experiencing a 4% increase in NPV in a declining rate environment.

During periods of rising rates, the value of monetary assets and liabilities decline. Conversely, during periods of falling rates, the value of monetary assets and liabilities increase. However, the amount of change in value of specific assets and liabilities due to changes in rates is not the same in a rising rate environment as in a falling rate environment (i.e., the amount of value increase under a specific rate decline may not equal the amount of value decrease under an identical upward rate movement). Based upon the NPV methodology, the increased level of interest rate risk experienced by First Federal in 2003 was primarily present value losses on assets in a 200 basis point increase environment.

--------------------------------------------------------------------------------


2003 ANNUAL REPORT                                                     [LOGO] 12

Average interest rates on assets continued to fall in 2003 as several benchmark indices, including the 10 year treasury bill, hit their lowest point of the past forty years. These lower average rate assets will lose more value in a 200 basis point increase environment than could be offset through decreases in liability values using the model's assumptions. Furthermore, to the extent that we use liabilities with shorter terms to maturity than the assets in which we invest, we will continue to experience increased levels of interest rate risk in a rising interest rate environment.

In evaluating First Federal's exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. As a result, the actual effect of changing interest rates may differ considerably from that presented in the foregoing table.

--------------------------------------------------------------------------------


13 [LOGO] a foundation for your finances.

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

                                   -------------------------------------Year Ended December 31,-------------------------------------
                                   ---------------2 0 0 3---------  -------------2 0 0 2----------   --------------2 0 0 1----------
                                     Average     Interest             Average    Interest              Average    Interest
                                   Outstanding    Earned/   Yield/  Outstanding   Earned/   Yield/   Outstanding   Earned/    Yield/
                                     Balance       Paid      Rate     Balance      Paid      Rate      Balance      Paid      Rate
                                     -------       ----      ----     -------      ----      ----      -------      ----      ----
Interest-earning assets:                                                  (Dollars in Thousands)
   Loans receivable(1)              $153,378     $10,595     6.91%    $160,486    $12,223    7.62%     $184,684     $15,134   8.19%
   Securities                         41,677       1,395     3.34       38,278      1,510    3.94        27,070       1,469   5.43
   FHLB stock                          5,148         259     5.02        4,947        298    6.02         4,913         365   7.43
   Other interest-earning assets      10,301         119     1.16       15,915        266    1.67        14,751         468   3.17
                                    --------     -------              --------    -------              --------     -------
     Total interest-earning
       assets(1)                     210,504      12,368     5.87      219,626     14,297    6.51       231,418      17,436   7.53
                                    --------     -------              --------    -------              --------     -------
 Non-interest earning assets          11,972                             9,982                           10,479
                                    --------                          --------                         --------
     Total assets                   $222,476                          $229,608                         $241,897
                                    ========                          ========                         ========

Interest-bearing liabilities:
   Savings                          $ 11,181          71     0.64     $ 10,491        132    1.26      $  9,390         176   1.87
   Money market                       20,765         275     1.33       19,149        386    2.02        18,558         674   3.63
   NOW                                12,943          70     0.54       12,520        134    1.07        11,443         176   1.54
   Time                               73,685       2,595     3.52       81,804      3,663    4.48       100,257       6,027   6.01
   Borrowed funds                     69,630       3,508     5.04       72,488      3,682    5.08        69,709       3,712   5.32
                                    --------     -------              --------    -------              --------     -------
     Total interest-bearing
       liabilities                   188,204       6,519     3.46      196,452      7,997    4.07       209,357      10,765   5.14
                                    --------     -------              --------    -------              --------     -------
Non-interest bearing liabilities       7,552                             6,715                            5,766
                                    --------                          --------                         --------
     Total liabilities               195,756                           203,167                          215,123
     Total shareholders'
       equity                         26,720                            26,441                           26,774
                                    --------                          --------                         --------
     Total liabilities and
       shareholders' equity         $222,476                          $229,608                         $241,897
                                    ========                          ========                         ========
Net interest income                              $ 5,849                          $ 6,300                           $ 6,671
                                                 =======                          =======                           =======
Net interest rate spread                                     2.41%                           2.44%                            2.39%
                                                             ====                            ====                             ====
Net interest earning assets         $ 22,300                          $ 23,174                         $ 22,061
                                    ========                          ========                         ========
Net yield on average interest-
  earning assets                                             2.78%                           2.87%                            2.88%
                                                             ====                            ====                             ====
Average interest-earning
  assets to average interest-
  bearing liabilities                                        1.12x                           1.12x                            1.11x
                                                             ====                            ====                             ====

----------
(1) Calculated net of deferred loan fees, loan discounts, loans in process and allowance for loan losses. Also includes Loans Held for Sale net of lower of cost or market.

--------------------------------------------------------------------------------


2003 ANNUAL REPORT                                                     [LOGO] 14

The following table presents the weighted average yields on loans, investments and other interest-earning assets, and the weighted average rate on deposits and borrowings and the resulting interest rate spreads at the dates indicated.

                                                              At December 31,
                                                          ---------------------
                                                          2003     2002    2001
                                                          ----     ----    ----
Weighted average yield on:
     Loans receivable ..............................      6.43%    7.40%   8.07%
     Securities ....................................      4.09     4.08    5.30
     Other interest-earning assets .................      0.90     1.28    1.71
          Combined weighted average yield on
            interest-earning assets ................      5.78     6.30    6.93
Weighted average rate on:
     Savings .......................................      0.50     0.97    1.49
     Money market ..................................      1.09     1.63    2.18
     NOW ...........................................      0.46     0.77    1.24
     Time ..........................................      3.12     3.96    5.09
     Borrowed funds ................................      4.96     5.32    5.47
     Repurchase agreements .........................      0.88     1.18    1.60
          Combined weighted average rate on
          interest-bearing liabilities .............      3.03     3.73    4.40

Spread .............................................      2.75     2.57    2.53

The loans receivable yield, which is the largest portion of interest income, decreased 97 basis points to 6.43%, a 13.2% decrease at the end of period 2003 yield compared to 7.40% at the end of 2002. The overall weighted average yield on interest earning assets decreased 52 basis points to 5.78% at the end of 2003 down from 6.30% at the end of 2002, a 8.3% decrease. Interest-bearing liabilities rate changes were also lower on all liability products. Time deposits decreased to 3.12% at the end of 2003 compared to 3.96% at the end of 2002, a 84 basis point decrease. Money market accounts decreased 54 basis points to 1.09% at the end of 2003 compared to 1.63% at the end of 2002, a 33.1% decrease. Borrowing rates decreased 36 basis points in 2003 to 4.96% compared to 5.32% at the end of 2002. The repurchase agreements reflect the end of period rates paid on our repurchase accounts that compliment our sweep accounts. The combined interest-bearing liabilities weighted average rates decreased to 3.03% at the end of 2003 compared to 3.73% at the end of 2002. This 70 basis points decrease in interest costs compared to the earning assets yield's smaller decrease of 52 basis points caused the spread to widen to 2.75% at the end of 2003 compared to 2.57% at the end of 2002, an 18 basis point improvement over 2002.

--------------------------------------------------------------------------------


15 [LOGO] a foundation for your finances.

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

                                   ----------------------------------Year Ended December 31,---------------------------
                                                2003 vs. 2002                                2002 vs. 2001
                                   ----------------------------------------      --------------------------------------
                                           Increase                                    Increase
                                          (Decrease)                Total             (Decrease)                 Total
                                            Due to                Increase               Due to                Increase
                                     Volume          Rate        (Decrease)      Volume           Rate        (Decrease)
                                     ------          ----        ----------      ------           ----        ----------
Interest-earning assets:                                          (Dollars in Thousands)
    Loans receivable               $    (525)     $  (1,104)     $  (1,629)     $  (1,892)     $  (1,019)     $  (2,911)
    Securities                           127           (242)          (115)           508           (467)            41
    FHLB stock                            12            (51)           (39)             2            (69)           (67)
    Other interest-
      earning assets                     (78)           (68)          (146)            34           (236)          (202)
                                   ---------      ---------      ---------      ---------      ---------      ---------

    Total interest-
      earning assets               $    (464)     $  (1,465)     $  (1,929)     $  (1,348)     $  (1,791)     $  (3,139)
                                   =========      =========      =========      =========      =========      =========

Interest-bearing
  liabilities:
    Savings                        $       8      $     (69)     $     (61)     $      19      $     (63)     $     (44)
    Money market                          30           (141)          (111)            21           (309)          (288)
    NOW                                    4            (68)           (64)            15            (57)           (42)
    Time                                (339)          (729)        (1,068)          (991)        (1,373)        (2,364)
    Borrowed funds                       (83)           (91)          (174)           145           (175)           (30)
                                   ---------      ---------      ---------      ---------      ---------      ---------

       Total interest-
         bearing
         liabilities               $    (380)     $  (1,098)     $  (1,478)     $    (791)     $  (1,977)     $  (2,768)
                                   =========      =========      =========      =========      =========      =========

Net interest income                                              $    (451)                                   $    (371)
                                                                 =========                                    =========

--------------------------------------------------------------------------------


2003 ANNUAL REPORT                                                     [LOGO] 16

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

OTS regulations require First Federal to maintain sufficient liquidity to assure its safe and sound operation. A measure of liquidity for thrift institutions is the ratio of cash and eligible investments to a certain percentage of net withdrawable savings and borrowings due within one year. As of December 31, 2003, First Federal's average liquidity ratio was 15.6%, of which 63.0% was comprised of short-term investments. Management believes First Federal has maintained adequate liquidity.

During the year ended December 31, 2003, there was a net decrease in cash and cash equivalents of $8.9 million. The major source of funds during the year included proceeds from sale of long-term fixed rate mortgages to the secondary market of $20.1 million, proceeds from called/sold investments and principal payments of $25.8 million, new advances from FHLB of $15.0 million along with a net increase in other borrowed funds providing $5.8 million. These proceeds were used to purchase $27.1 million in securities, fund new loans of $9.3 million, purchase $1.7 million in loans from other institutions, purchase $2.1 million in life insurance premiums, and purchase $903,000 of Northeast Indiana Bancorp stock.

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

Under currently effective capital regulations, savings associations must meet a 4.0% core capital requirement and a total capital to risk weighted assets ratio of 8.0%. At December 31, 2003, First Federal's core capital ratio was 11.1% and its total capital to risk weighted assets ratio was 17.8%. First Federal's capital significantly exceeds all capital requirements currently in effect and the institution is considered "well-capitalized" under federal regulations. See
Note 11 of the Notes to Consolidated Financial Statements.

During 2003, Northeast Indiana Bancorp completed its ninth stock repurchase program which began in March 2002; 13,149 shares of stock were purchased in 2003 related to this program. Northeast Indiana Bancorp implemented its tenth stock repurchase program in March 2003. Northeast Indiana Bancorp had repurchased 25,165 of the shares authorized for repurchase as of December 31, 2003. 16,014 shares were also repurchased upon the exercise of stock options in 2003 in accordance with the stock option plan agreement. As stock is repurchased, it becomes treasury stock and can be used for general corporate purposes. At December 31, 2003 the Company had 1,153,158 shares of treasury stock and 1,487,514 of common stock outstanding.

--------------------------------------------------------------------------------


17 [LOGO] a foundation for your finances.

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

Newly Issued But Not Yet Effective Accounting Standards

No new accounting standards have been issued that are not yet effective that would have a material impact on the Company's financial condition or results of operations.

Critical Accounting Policies

Management uses many assumptions in accounting for its financial instruments in conformity with accounting principles generally accepted in the United States of America. These assumptions impact the presentation of the Company's consolidated financial statements. Included within the summary of significant accounting policies disclosed in Note 1 of the Notes to Consolidated Financial Statements are accounting policies that management feels are critical to the fair presentation of the consolidated financial statements. Management feels the most critical accounting policies involve the accounting for loans, securities, and the allowance for loan losses. The combination of these three items represents a significant percentage of the Company's assets as well as accounting for a high percentage of Northeast Indiana Bancorp's interest income. Any significant deviation from the Company's existing accounting on any or all of these areas could impact the future financial performance of Northeast Indiana Bancorp. For more detail on these areas, see Note 1 of the Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------


2003 ANNUAL REPORT                                                     [LOGO] 18

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Northeast Indiana Bancorp, Inc.
Huntington, Indiana

We have audited the accompanying consolidated balance sheets of Northeast Indiana Bancorp, Inc. as of December 31, 2003 and 2002 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northeast Indiana Bancorp, Inc. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.


                                                /s/ Crowe Chizek and Company LLC
                                                   Crowe Chizek and Company LLC

South Bend, Indiana
February 5, 2004

--------------------------------------------------------------------------------


19 [LOGO] a foundation for your finances.

                         NORTHEAST INDIANA BANCORP, INC.
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2003 and 2002

--------------------------------------------------------------------------------

                                                                                2003                2002
                                                                                ----                ----
ASSETS
Interest earning cash and cash equivalents                                  $   6,849,198       $  15,195,326
Noninterest earning cash and cash equivalents                                   2,483,881           3,061,082
                                                                            -------------       -------------
      Total cash and cash equivalents                                           9,333,079          18,256,408
Securities available for sale                                                  43,687,318          42,838,211
Securities held to maturity (fair value:  2003 - $150,000;
  2002 - $225,000)                                                                150,000             225,000
Loans held for sale, net of unrealized losses of $0 in 2003
  and 2002                                                                             --             409,375
Loans receivable, net of allowance for loan losses of
  $1,772,109 in 2003 and $2,135,630 in 2002                                   163,676,825         154,559,565
Accrued interest receivable                                                       798,722             694,593
Premises and equipment, net                                                     2,061,781           2,176,356
Investments in limited liability partnerships                                   1,602,147           1,833,375
Cash surrender value of life insurance                                          4,352,129           2,082,890
Other assets                                                                    1,732,531           1,943,142
                                                                            -------------       -------------
      Total assets                                                          $ 227,394,532       $ 225,018,915
                                                                            =============       =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Demand - noninterest bearing                                                $   5,945,039       $   4,926,793
Savings                                                                        10,916,937          10,396,258
NOW and MMDA                                                                   32,340,439          31,029,233
Time                                                                           72,807,321          76,004,368
                                                                            -------------       -------------
      Total deposits                                                          122,009,736         122,356,652
Borrowed funds                                                                 76,545,485          74,893,922
Accrued expenses and other liabilities                                          1,644,751           1,205,856
                                                                            -------------       -------------
      Total liabilities                                                       200,199,972         198,456,430
Shareholders' equity
      Preferred stock, no par value; 500,000 shares
        authorized; 0 shares issued                                                    --                  --
      Common stock, $.01 par value; 4,000,000 shares
        authorized; 2,640,672 shares issued;
        2003 - 1,487,514 shares outstanding;
        2002 - 1,497,058 shares outstanding                                        26,407              26,407
      Additional paid in capital                                               29,143,357          29,000,459
      Retained earnings, substantially restricted                              14,428,855          13,285,229
      Unearned employee stock ownership plan shares                              (351,190)           (482,351)
      Unearned recognition and retention plan shares                                   --              (3,918)
      Accumulated other comprehensive income (loss), net of tax                  (236,943)            139,555
      Treasury stock, at cost; 2003 - 1,153,158 shares;
        2002 - 1,143,614 shares                                               (15,815,926)        (15,402,896)
                                                                            -------------       -------------
           Total shareholders' equity                                          27,194,560          26,562,485
                                                                            -------------       -------------
                Total liabilities and shareholders' equity                  $ 227,394,532       $ 225,018,915
                                                                            =============       =============

--------------------------------------------------------------------------------

                  The accompanying notes are an integral part of these consolidated financial statements.


2003 ANNUAL REPORT                                                     [LOGO] 20

                         NORTHEAST INDIANA BANCORP, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------

                                                              2003            2002               2001
                                                              ----            ----               ----
Interest income
      Loans, including fees                               $10,595,572      $12,223,690       $15,133,873
      Taxable securities                                    1,564,920        1,751,720         1,814,294
      Non-taxable securities                                   88,633           56,282            19,635
      Deposits with financial institutions                    119,590          265,581           468,105
                                                          -----------      -----------       -----------
           Total interest income                           12,368,715       14,297,273        17,435,907
Interest expense
      Deposits                                              3,011,536        4,315,055         7,052,334
      Borrowed funds                                        3,507,760        3,682,428         3,712,402
                                                          -----------      -----------       -----------
           Total interest expense                           6,519,296        7,997,483        10,764,736
                                                          -----------      -----------       -----------

Net interest income                                         5,849,419        6,299,790         6,671,171

      Provision for loan losses                                    --          732,300           575,212
                                                          -----------      -----------       -----------
Net interest income after provision for loan
  losses                                                    5,849,419        5,567,490         6,095,959

Noninterest income
      Service charges on deposit accounts                     360,389          354,539           374,350
      Net gain (loss) on sale of securities                    18,427          (10,535)               --
      Net gain on sale of loans                               510,369          475,053           234,034
      Trust fees                                              113,901          153,218           106,808
      Brokerage fees                                           37,206           66,138            44,578
      Other income                                            699,085          425,378           588,134
                                                          -----------      -----------       -----------
           Total noninterest income                         1,739,377        1,463,791         1,347,904

Noninterest expense
      Salaries and employee benefits                        2,607,819        2,600,923         2,465,599
      Occupancy                                               463,926          466,357           462,486
      Data processing                                         667,745          621,523           631,802
      Deposit insurance premium                                19,733           23,570            26,969
      Professional fees                                       248,978          240,688           236,434
      Correspondent bank charges                              210,273          224,734           226,944
      Other expense                                           750,880          792,869           651,675
                                                          -----------      -----------       -----------
           Total noninterest expense                        4,969,354        4,970,664         4,701,909
                                                          -----------      -----------       -----------

Income before income taxes                                  2,619,442        2,060,617         2,741,954

      Income tax expense                                      689,468          470,721           772,577
                                                          -----------      -----------       -----------

Net income                                                $ 1,929,974      $ 1,589,896       $ 1,969,377
                                                          ===========      ===========       ===========

Basic earnings per common share                           $      1.36      $      1.09       $      1.28
                                                          ===========      ===========       ===========
Diluted earnings per common share                         $      1.31      $      1.06       $      1.25
                                                          ===========      ===========       ===========

--------------------------------------------------------------------------------

                  The accompanying notes are an integral part of these consolidated financial statements.

21 [LOGO] a foundation for your finances.

                         NORTHEAST INDIANA BANCORP, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------

                                                                                                     Unearned
                                                                                                     Employee
                                                                  Additional                           Stock
                                                     Common         Paid in         Retained         Ownership
                                                      Stock         Capital         Earnings        Plan Shares
                                                      -----         -------         --------        -----------
Balance, January 1, 2001                             $26,407     $ 28,817,843     $ 11,213,771      $(766,395)

Net income                                                --               --        1,969,377             --
Other comprehensive income:
  Net change in unrealized gains (losses)
    on securities available for sale                      --               --               --             --
  Total tax effect                                        --               --               --             --

      Total other comprehensive income                    --               --               --             --


Total comprehensive income                                --               --               --             --

Cash dividends ($.45 per share)                           --               --         (735,335)            --

Purchase of 169,492 shares of treasury stock              --               --               --             --
Issuance of 27,612 shares of treasury stock upon
  exercise of stock options                               --          (35,474)              --             --
Tax effect of stock plans                                 --           24,064               --             --
17,588 shares committed to be released
  under the ESOP                                          --           68,338               --        145,829
Amortization of RRP contributions                         --               --               --             --
                                                     -------     ------------     ------------      ---------

Balance, December 31, 2001                            26,407       28,874,771       12,447,813       (620,566)

Net income                                                --               --        1,589,896             --
Other comprehensive income:
  Net change in unrealized gains (losses)
    on securities available for sale                      --               --               --             --
  Total tax effect                                        --               --               --             --

      Total other comprehensive income                    --               --               --             --


Total comprehensive income                                --               --               --             --

Cash dividends ($.49 per share)                           --               --         (752,480)            --

Purchase of 87,676 shares of treasury stock               --               --               --             --
Issuance of 34,078 shares of treasury stock upon
  exercise of stock options                               --          (16,685)              --             --
Tax effect of stock plans                                 --           37,080               --             --
16,733 shares committed to be released
  under the ESOP                                          --          105,293               --        138,215
Amortization of RRP contributions                         --               --               --             --
                                                     -------     ------------     ------------      ---------

Balance, December 31, 2002                           $26,407     $ 29,000,459     $ 13,285,229      $(482,351)

                                                                          Accumulated
                                                         Unearned            Other
                                                        Recognition      Comprehensive                          Total
                                                       and Retention     Income (Loss),     Treasury        Shareholders'
                                                        Plan Shares        Net of Tax         Stock             Equity
                                                        -----------        ----------         -----             ------
Balance, January 1, 2001                                 $(21,196)         $ (55,418)     $(12,641,255)     $ 26,573,757

Net income                                                     --                 --                --         1,969,377
Other comprehensive income:
  Net change in unrealized gains (losses)
    on securities available for sale                           --            128,141                --
  Total tax effect                                             --            (51,744)               --
                                                                           ---------
      Total other comprehensive income                         --             76,397                --            76,397
                                                                                                            ------------

Total comprehensive income                                     --                 --                --         2,045,774

Cash dividends ($.45 per share)                                --                 --                --          (735,335)

Purchase of 169,492 shares of treasury stock                   --                 --        (2,118,144)       (2,118,144)
Issuance of 27,612 shares of treasury stock upon
  exercise of stock options                                    --                 --           303,588           268,114
Tax effect of stock plans                                      --                 --                --            24,064
17,588 shares committed to be released
  under the ESOP                                               --                 --                --           214,167
Amortization of RRP contributions                           8,641                 --                --             8,641
                                                         --------          ---------      ------------      ------------

Balance, December 31, 2001                                (12,555)            20,979       (14,455,811)       26,281,038

Net income                                                     --                 --                --         1,589,896
Other comprehensive income:
  Net change in unrealized gains (losses)
    on securities available for sale                           --            302,776                --
  Total tax effect                                             --           (184,200)               --
                                                                           ---------
      Total other comprehensive income                         --            118,576                --           118,576
                                                                                                            ------------

Total comprehensive income                                     --                 --                --         1,708,472

Cash dividends ($.49 per share)                                --                 --                --          (752,480)

Purchase of 87,676 shares of treasury stock                    --                 --        (1,320,253)       (1,320,253)
Issuance of 34,078 shares of treasury stock upon
  exercise of stock options                                    --                 --           373,168           356,483
Tax effect of stock plans                                      --                 --                --            37,080
16,733 shares committed to be released
  under the ESOP                                               --                 --                --           243,508
Amortization of RRP contributions                           8,637                 --                --             8,637
                                                         --------          ---------      ------------      ------------

Balance, December 31, 2002                               $ (3,918)         $ 139,555      $(15,402,896)     $ 26,562,485

--------------------------------------------------------------------------------

                                   (Continued)


2003 ANNUAL REPORT                                                     [LOGO] 22

                         NORTHEAST INDIANA BANCORP, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------

                                                                                                     Unearned
                                                                                                     Employee
                                                                  Additional                           Stock
                                                     Common         Paid in          Retained        Ownership
                                                      Stock         Capital          Earnings       Plan Shares
                                                      -----         -------          --------       -----------
Balance at December 31, 2002                         $26,407     $ 29,000,459      $ 13,285,229      $(482,351)

Net income                                                --               --         1,929,974             --
Other comprehensive income:
  Net change in unrealized gains (losses)
    on securities available for sale                      --               --                --             --
  Total tax effect                                        --               --                --             --

      Total other comprehensive income                    --               --                --             --


Total comprehensive income                                --               --                --             --

Cash dividends ($.53 per share)                           --               --          (786,348)            --

Purchase of 54,328 shares of treasury stock               --               --                --             --
Issuance of 44,784 shares of treasury stock upon
  exercise of stock options                               --          (52,347)               --             --
Tax effect of stock plans                                 --           38,257                --             --
15,879 shares committed to be released
  under the ESOP                                          --          156,988                --        131,161
Amortization of RRP contributions                         --               --                --             --
                                                     -------     ------------      ------------      ---------

Balance, December 31, 2003                           $26,407     $ 29,143,357      $ 14,428,855      $(351,190)
                                                     =======     ============      ============      =========

                                                                              Accumulated
                                                            Unearned             Other
                                                           Recognition       Comprehensive                           Total
                                                          and Retention      Income (Loss),      Treasury        Shareholders'
                                                           Plan Shares         Net of Tax          Stock            Equity
                                                           -----------         ----------          -----            ------
Balance at December 31, 2002                                 $(3,918)           $ 139,555      $(15,402,896)     $ 26,562,485

Net income                                                        --                   --                --         1,929,974
Other comprehensive income:
  Net change in unrealized gains (losses)
    on securities available for sale                              --             (550,803)               --
  Total tax effect                                                --              174,305                --
                                                                                ---------
      Total other comprehensive income                            --             (376,498)               --          (376,498)
                                                                                                                 ------------

Total comprehensive income                                        --                   --                --         1,553,476

Cash dividends ($.53 per share)                                   --                   --                --          (786,348)

Purchase of 54,328 shares of treasury stock                       --                   --          (903,433)         (903,433)
Issuance of 44,784 shares of treasury stock upon
  exercise of stock options                                       --                   --           490,403           438,056
Tax effect of stock plans                                         --                   --                --            38,257
15,879 shares committed to be released
  under the ESOP                                                  --                   --                --           288,149
Amortization of RRP contributions                              3,918                   --                --             3,918
                                                             -------            ---------      ------------      ------------

Balance, December 31, 2003                                   $    --            $(236,943)     $(15,815,926)     $ 27,194,560
                                                             =======            =========      ============      ============

--------------------------------------------------------------------------------

                  The accompanying notes are an integral part of these consolidated financial statements.


23 [LOGO] a foundation for your finances.

                         NORTHEAST INDIANA BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------

                                                                                 2003              2002              2001
                                                                                 ----              ----              ----
Cash flows from operating activities
      Net income                                                             $  1,929,974      $  1,589,896      $  1,969,377
      Adjustments to reconcile net income
        to net cash from operating activities:
           Depreciation and amortization                                          500,310           555,379           409,445
           Provision for loan losses                                                   --           732,300           575,212
           Net (gain) loss on sale of:
                Foreclosed real estate and repossessed assets                     (43,577)          115,931           (26,760)
                Premises and equipment                                                 --                --             4,429
                Securities available for sale                                     (18,427)           10,535                --
                Loans held for sale                                              (510,369)         (475,053)         (234,034)
           Originations of loans held for sale                                (19,145,087)      (18,855,817)      (13,962,342)
           Proceeds from loans sold                                            20,064,831        20,464,917        12,652,954
           Reduction of obligation under ESOP                                     288,149           243,508           214,167
           Amortization of RRP                                                      3,918             8,637             8,641
           Net change in:
                Other assets                                                     (108,333)         (487,036)            4,128
                Accrued interest receivable                                      (104,129)           58,407           142,612
                Accrued expenses and other liabilities                            438,895            88,787           (58,688)
                                                                             ------------      ------------      ------------
                     Total adjustments                                          1,366,181         2,460,495          (270,236)
                                                                             ------------      ------------      ------------
                          Net cash from operating activities                    3,296,155         4,050,391         1,699,141

Cash flows from investing activities
      Investment in limited liability partnership                                      --          (500,000)               --
      Purchases of securities available for sale                              (27,121,059)      (27,870,418)      (26,559,506)
      Proceeds from maturities and principal payments of:
           Securities available for sale                                       21,128,468        23,191,989        18,549,112
           Securities held to maturity                                             75,000            81,000            77,000
      Proceeds from sale of securities available for sale                       4,595,171         1,405,188                --
      Purchase of life insurance                                               (2,100,000)               --                --
      Purchases of loans                                                       (1,735,793)       (3,464,773)          (79,997)
      Proceeds from sale of participation loans                                        --                --         2,300,000
      Net change in loans                                                      (9,261,881)        9,824,524        33,773,116
      Proceeds from sale of foreclosed real estate and
        repossessed assets                                                      2,286,258           837,407         1,200,931
      Expenditures on premises and equipment                                     (138,570)         (136,677)         (310,600)
      Proceeds from sale of premises and equipment                                     --             8,143                --
                                                                             ------------      ------------      ------------
                     Net cash from investing activities                       (12,272,406)        3,376,383        28,950,056

Cash flows from financing activities
      Net change in deposits                                                     (346,916)      (14,673,359)       (9,776,107)
      Advances from FHLB                                                       15,000,000         2,000,000        29,000,000
      Repayment of FHLB advances                                              (19,000,000)               --       (31,399,663)
      Additional borrowings and payments of demand notes                         (100,000)          100,000          (175,000)
      Net change in other borrowed funds                                        5,751,563        (1,172,489)        4,002,404
      Dividends paid                                                             (786,348)         (752,480)         (735,335)
      Purchase of treasury stock                                                 (903,433)       (1,320,253)       (2,118,144)
      Sale of treasury stock                                                      438,056           356,483           268,114
                                                                             ------------      ------------      ------------
                     Net cash from financing activities                            52,922       (15,462,098)      (10,933,731)
                                                                             ------------      ------------      ------------

Net change in cash and cash equivalents                                        (8,923,329)       (8,035,324)       19,715,466
Cash and cash equivalents at beginning of year                                 18,256,408        26,291,732         6,576,266
                                                                             ------------      ------------      ------------
Cash and cash equivalents at end of year                                     $  9,333,079      $ 18,256,408      $ 26,291,732
                                                                             ============      ============      ============

Cash paid for:
      Interest                                                               $  6,589,699      $  7,991,828      $ 10,815,628
      Income taxes                                                                510,525           628,300           727,300
Non-cash transactions:
         Transfer from loans to other real estate and repossessed assets        1,880,414         1,178,570           752,616

--------------------------------------------------------------------------------

                  The accompanying notes are an integral part of these consolidated financial statements.


2003 ANNUAL REPORT                                                     [LOGO] 24

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include the accounts of Northeast Indiana Bancorp, Inc. ("Northeast Indiana Bancorp") and its wholly-owned subsidiary, First Federal Savings Bank ("First Federal") and its wholly-owned subsidiary Northeast Indiana Financial ("Northeast Indiana Financial"), together referred to as "the Company". Northeast Indiana Bancorp was organized for the purpose of owning all of the outstanding stock of First Federal. Intercompany transactions and balances have been eliminated in consolidation.

The primary source of income for the Company is the origination of commercial and residential real estate loans in northeastern Indiana. Loans secured by real estate mortgages comprise approximately 79% and 78% of the loan portfolio at December 31, 2003 and 2002, and are primarily secured by residential mortgages.

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

--------------------------------------------------------------------------------

                                   (Continued)


25 [LOGO] a foundation for your finances.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------

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

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at the lower of the loan balance or fair value when acquired, establishing a new cost basis. If the value subsequently declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed. Foreclosed assets totaled $165,594 and $527,861 at December 31, 2003 and 2002.

--------------------------------------------------------------------------------

                                   (Continued)


2003 ANNUAL REPORT                                                     [LOGO] 26

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments in Limited Liability Partnerships: These represent the Company's investments in affordable housing projects for the primary purpose of available tax benefits. They are accounted for using the cost method of accounting. The excess of the carrying amount of the investment over its estimated residual value is amortized during the periods in which associated tax credits are allocated to the investor. The annual amortization of the investment is based on the proportion of tax credits received in the current year to total estimated tax credits to be allocated to the Company. These investments are reviewed for impairment when events indicate their carrying amounts may not be recoverable from future undiscounted cash flows. If impaired, the investments are reported at discounted amounts.

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

Stock Compensation: Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per common share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation.

--------------------------------------------------------------------------------

                                   (Continued)


27 [LOGO] a foundation for your finances.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

                                                       2003              2002               2001
                                                       ----              ----               ----
Net income as reported                            $   1,929,974      $   1,589,896      $   1,969,377
Deduct: Stock-based compensation expense
  determined under fair value based method              (23,219)           (15,588)           (12,685)
                                                  -------------      -------------      -------------
Pro forma net income                              $   1,906,755      $   1,574,308      $   1,956,692
                                                  =============      =============      =============

Basic earnings per common share as reported       $        1.36      $        1.09      $        1.28
Pro forma basic earnings per common share                  1.34               1.08               1.27

Diluted earnings per common share as reported              1.31               1.06               1.25
Pro forma diluted earnings per common share                1.29               1.05               1.25

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

                                                         2003               2002               2001
                                                         ----               ----               ----
      Risk-free interest rate                            3.58%              4.28%              4.32%
      Expected option life in years                         6                  6                  7
      Expected stock price volatility                   37.23%              24.7%              22.9%
      Dividend yield                                     3.09%              3.37%              3.95%

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

Employee Stock Ownership Plan: The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participants' accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

Financial Instruments: Financial instruments include credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

--------------------------------------------------------------------------------

                                   (Continued)


2003 ANNUAL REPORT                                                     [LOGO] 28

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------

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

Adoption of New Accounting Standards: During 2003, the Company adopted FASB Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, FASB Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities, FASB Statement 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits, FASB Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, and FASB Interpretation 46, Consolidation of Variable Interest Entities. Adoption of the new standards did not materially affect the Company's operating results or financial condition.

Newly Issued But Not Yet Effective Accounting Standards: No new accounting standards have been issued that are not yet effective that would have a material impact on the Company's financial condition or results of operation.

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

--------------------------------------------------------------------------------

                                   (Continued)


29 [LOGO] a foundation for your finances.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

NOTE 2 - SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

                                                      Gross            Gross
                                      Fair          Unrealized       Unrealized
                                      Value           Gains            Losses
                                   -----------     -----------      -----------

Available for sale - 2003
      U.S. Government agencies     $ 9,767,207     $    59,152      $   (26,793)
      Mutual funds                   4,180,511                          (22,557)
      Mortgage-backed               17,627,711         161,488         (129,674)
      States and political
        subdivisions                 3,131,589          43,087          (24,996)
      FHLB Stock                     5,253,300
      Equity                         3,727,000          65,000         (338,000)
                                   -----------     -----------      -----------

                                   $43,687,318     $   328,727      $  (542,020)
                                   ===========     ===========      ===========

                                                      Gross            Gross
                                      Fair          Unrealized       Unrealized
                                      Value           Gains            Losses
                                   -----------     -----------      -----------
Available for sale - 2002
      U.S. Government agencies     $ 6,137,150     $   132,078      $        --
      Mutual funds                  11,106,395          22,581               --
      Mortgage-backed               16,407,960         333,213           (4,925)
      States and political
        subdivisions                   285,856          16,813               --
      FHLB Stock                     4,913,000              --               --
      Equity                         3,987,850          24,000         (186,250)
                                   -----------     -----------      -----------

                                   $42,838,211     $   528,685      $  (191,175)
                                   ===========     ===========      ===========

--------------------------------------------------------------------------------

                                   (Continued)


2003 ANNUAL REPORT                                                     [LOGO] 30

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------

NOTE 2 - SECURITIES (Continued)

The carrying amount, unrecognized gains and losses, and fair value of securities held to maturity were as follows:

                                                              Gross           Gross
                                              Carrying     Unrecognized    Unrecognized        Fair
                                               Amount         Gains           Losses           Value
                                               ------         -----           ------           -----
Held to maturity - 2003
States and political
        subdivisions                         $   35,000     $       --     $         --     $   35,000
      Other debt securities                     115,000             --               --        115,000
                                             ----------     ----------     ------------     ----------

                                             $  150,000     $       --     $         --     $  150,000
                                             ==========     ==========     ============     ==========

Held to maturity - 2002
      States and political
        subdivisions                         $  110,000     $       --     $         --     $  110,000
      Other debt securities                     115,000             --               --        115,000
                                             ----------     ----------     ------------     ----------

                                             $  225,000     $       --     $         --     $  225,000
                                             ==========     ==========     ============     ==========

Contractual maturities of debt securities at year end 2003 were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities and mutual funds backed by debt securities, are shown separately.

                                                ---Available for Sale---      -------Held to Maturity----
                                                   ------------------                ----------------
                                                         Fair                   Carrying         Fair
                                                         Value                   Amount          Value
                                                         -----                   ------          -----
Due in one year or less                               $ 4,237,389             $    35,000     $    35,000
Due from one to five years                              4,330,152                 115,000         115,000
Due from five to ten years                              4,331,255                      --              --
Mutual funds                                            4,180,511                      --              --
Mortgage backed securities                             17,627,711                      --              --
                                                      -----------             -----------     -----------

                                                      $34,707,018             $   150,000     $   150,000
                                                      ===========             ===========     ===========

--------------------------------------------------------------------------------

                                   (Continued)


31 [LOGO] a foundation for your finances.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------

NOTE 2 - SECURITIES (Continued)

Sales of securities available for sale were as follows:

                                          2003             2002            2001
                                          ----             ----            ----

Proceeds                               $ 4,595,171      $ 1,405,188      $    --
Gross gains                                 24,701            3,663           --
Gross losses                                (6,274)         (14,198)          --

Securities pledged at year end 2003 and 2002 had a carrying value of $25,431,000 and $12,837,000, and were pledged to secure securities sold under repurchase agreements and Federal Home Loan Bank advances.

Securities with unrealized losses at year end 2003 not recognized in income are as follows:

                                    Continued Unrealized            Continued Unrealized
                                           Loss For                       Loss For
                                     Less than 12 Months              12 Months or More                     Total
                                     -------------------              -----------------                     -----
                                   Fair         Unrealized         Fair         Unrealized          Fair         Unrealized
Description of Securities          Value           Loss            Value           Loss             Value            Loss
-------------------------          -----           ----            -----           ----             -----            ----
U.S. Government agencies       $ 3,495,756     $   (26,793)     $        --     $        --      $ 3,495,756     $   (26,793)
Mutual funds                     4,180,511         (22,557)              --              --        4,180,511         (22,557)
Mortgage-backed                  8,245,451        (129,674)              --              --        8,245,451        (129,674)
State and Political
  subdivisions                   1,519,820         (24,996)              --              --        1,519,820         (24,996)
Equity                                  --              --        2,662,000        (338,000)       2,662,000        (338,000)
                               ---------------------------------------------------------------------------------------------
Total temporarily impaired     $17,441,538     $  (204,020)     $ 2,662,000     $  (338,000)     $20,103,538     $  (542,020)
                               =============================================================================================

Unrealized losses on equity securities have not been recognized into income because the issuer(s) are rated AA- by S&P, management has the intent and ability to hold these investments and believes the underlying investment is recoverable. The decline in fair value is mainly due to the low interest rate environment. In addition, the equity securities are variable rate in nature and have different reset dates. Management feels the fair values should increase as rates rise and the securities reprice.

Some of the Company's debt securities had unrealized losses as well at year end 2003, although no debt securities had continued unrealized losses for 12 months or more. With the shorter average lives on these instruments compared to equity securities, management believes its underlying investment will be recovered at par by existing maturity dates.

--------------------------------------------------------------------------------

                                   (Continued)


2003 ANNUAL REPORT                                                     [LOGO] 32

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------

NOTE 3 - LOANS RECEIVABLE, NET

Year end loans were as follows:

                                                             2003                2002
                                                             ----                ----
      Mortgage
           Secured by one-to-four family residences      $  91,636,930      $  86,489,210
           Secured by other properties                      25,133,492         23,190,685
           Construction - residential                        6,795,706          4,298,246
           Construction - nonresidential                     2,673,112          1,776,018
      Automobile                                             9,591,277         10,408,734
      Credit card                                            1,985,439          2,148,585
      Commercial                                            21,955,578         19,262,622
      Home equity and second mortgage                        6,775,864          7,611,782
      Other consumer                                         2,831,756          3,599,110
                                                         -------------      -------------

                                                           169,379,154        158,784,992
      Net of:
           Loans in process                                   (134,411)          (318,474)
           Undisbursed portion of construction loans        (3,503,029)        (1,454,895)
           Net deferred loan origination fees                 (292,780)          (316,428)
           Allowance for loan losses                        (1,772,109)        (2,135,630)
                                                         -------------      -------------
                Loans receivable, net                    $ 163,676,825      $ 154,559,565
                                                         =============      =============

Activity in the allowance for loan losses was as follows:

                                                 2003             2002            2001
                                                 ----             ----            ----
      Balance at beginning of year           $ 2,135,630      $ 1,954,900     $ 2,001,172
      Provision charged to income                     --          732,300         575,212
      Charge-offs                               (647,909)        (836,914)       (835,462)
      Recoveries                                 284,388          285,344         213,978
                                             -----------      -----------     -----------

      Balance at end of year                 $ 1,772,109      $ 2,135,630     $ 1,954,900
                                             ===========      ===========      ===========

Impaired loans were as follows:

                                                              2003               2002
                                                              ----               ----
      Year-end loans with no allocated allowance
        for loan losses                                  $          --      $   1,395,630
      Year-end loans with allocated allowance
        for loan losses                                      2,495,469          4,105,996
                                                         -------------      -------------

      Total                                              $   2,495,469      $   5,501,626
                                                         =============      =============

--------------------------------------------------------------------------------

                                   (Continued)


33 [LOGO] a foundation for your finances.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------

NOTE 3 - LOANS RECEIVABLE, NET (Continued)

                                                          2003           2002           2001
                                                          ----           ----           ----
      Amount of the allowance for loan
        losses allocated                               $  592,517     $  959,108     $1,049,596

      Average of impaired loans during the year         3,756,415      5,564,385      5,493,961

      Interest income recognized during impairment        156,114        366,874        392,943
      Cash-basis interest income recognized               155,781        365,208        373,510

Nonperforming loans were as follows:

                                                                      2003              2002
                                                                      ----              ----
      Loans past due over 90 days still on accrual                 $        --      $        --
      Nonaccrual loans                                               2,413,000        6,218,000

Nonperforming loans and impaired loans are defined differently. Some loans may be included in both categories, whereas other loans may only be included in one category.

NOTE 4 - SECONDARY MORTGAGE MARKETING ACTIVITIES

Activity for capitalized mortgage servicing rights was as follows:

                                                                         2003             2002
                                                                         ----             ----
      Servicing rights:
        Beginning of year                                            $   248,681      $   119,825
        Additions                                                        195,605          188,558
        Amortized to expense                                            (137,279)         (59,702)
                                                                     -----------      -----------

        End of year                                                  $   307,007      $   248,681
                                                                     ===========      ===========

--------------------------------------------------------------------------------

                                   (Continued)


2003 ANNUAL REPORT                                                     [LOGO] 34

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------

NOTE 5 - PREMISES AND EQUIPMENT, NET

Year end premises and equipment were as follows:

                                                     2003            2002
                                                     ----            ----

   Land                                          $   458,331     $   458,331
   Automobiles                                        40,392              --
   Buildings and leasehold improvements            2,038,953       2,022,705
   Furniture, fixtures and equipment               1,519,049       1,437,119
                                                 -----------     -----------
        Total cost                                 4,056,725       3,918,155
   Accumulated depreciation and amortization      (1,994,944)     (1,741,799)
                                                 -----------     -----------

                                                 $ 2,061,781     $ 2,176,356
                                                 ===========     ===========

Depreciation expense was $253,000, $250,000 and $252,000 for 2003, 2002 and
2001.

NOTE 6 - DEPOSITS

Time deposits of $100,000 or more were $26,418,000 and $28,336,000 at year end 2003 and 2002.

Scheduled maturities of time deposits for the next five years were as follows:

            2004                          $39,526,288
            2005                           23,449,268
            2006                            5,626,855
            2007                            3,869,972
            2008                              334,938
                                          -----------

                                          $72,807,321
                                          ===========

NOTE 7 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are secured by mortgage-backed securities with a carrying amount of $13,562,000 and $8,015,000 at year-end 2003 and 2002.

Securities sold under agreements to repurchase are financing arrangements that mature within one day. At maturity, the securities underlying the agreements are returned to the Company. Information concerning securities sold under agreements to repurchase is summarized as follows:
                                                      2003             2002
                                                      ----             ----

   Average daily balance during the year          $ 4,810,814      $ 6,562,312
   Average interest rate during the year                 0.99%            1.52%
   Maximum month-end balance during the year      $13,545,485      $14,991,867
   Weighted average interest rate at year-end            0.88%            1.18%

--------------------------------------------------------------------------------

                                   (Continued)


35 [LOGO] a foundation for your finances.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------

NOTE 8 - BORROWED FUNDS

Year end borrowed funds were as follows:

                                                          2003          2002
                                                          ----          ----

      Federal Home Loan Bank (FHLB) advances          $63,000,000   $67,000,000
      Securities sold under repurchase agreements      13,545,485     7,793,922
      Demand notes                                             --       100,000
                                                      -----------   -----------
                                                      $76,545,485   $74,893,922
                                                      ===========   ===========

FHLB advances have fixed and variable interest rates ranging from 1.11% to 6.88%. Scheduled maturities and the weighted average interest rates by maturity at year end 2003 were as follows:

                                                                       Weighted
                                                                        Average
                                                                       Interest
                                                                         Rate
                                                                         ----

                     2004                             $   6,000,000      2.89%
                     2005                                 3,000,000      2.09
                     2006                                 2,000,000      2.80
                     2007                                10,000,000      6.65
                     2008                                 6,000,000      4.74
                     Thereafter                          36,000,000      5.23
                                                      -------------
                                                      $  63,000,000      4.96
                                                      =============

FHLB advances are secured by FHLB stock, eligible mortgage loans and specifically pledged securities. At December 31, 2003 and 2002, in addition to FHLB stock, collateral of approximately $90.8 million and $85.0 million was pledged to the FHLB to secure advances outstanding.

In addition, $51,000,000 of the advances outstanding at December 31, 2003 contained options with dates ranging from April 2, 2004 to December 21, 2005, whereby the interest rate may be adjusted by the FHLB, at which time the advances may be repaid at the option of First Federal without penalty.

The demand notes relate to investments in limited partner interests in partnerships formed for the construction, ownership and management of affordable housing projects. The total original amount of the notes was $2,400,000 in 2003 and 2002, with $2,400,000 and $2,300,000 funded at year end 2003 and 2002.
Payments were required within five days of written demand; however, the note could be prepaid in full or in part at the option of the maker at any time without penalty. The obligation to make payment was absolute and unconditional.

--------------------------------------------------------------------------------

                                   (Continued)


2003 ANNUAL REPORT                                                     [LOGO] 36

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------

NOTE 9 - EMPLOYEE BENEFITS

Employee Pension Plan: First Federal is part of a noncontributory multi-employer defined benefit pension plan covering substantially all employees. The trustees of the Financial Institutions Retirement Fund administer the plan. There is no separate actuarial valuation of plan benefits nor segregation of plan assets specifically for First Federal because the plan is a multi-employer plan and separate actuarial valuations are not made with respect to each employer nor are the plan assets so segregated. Expense for 2003, 2002 and 2001 was approximately $95,000, $50,000 and $109,000.

401(k) Plan: Northeast Indiana Bancorp has a 401(k) plan for all employees who have completed one year of service (1,000 hours) and attained a minimum age of 21 years. Participants may make deferrals up to 75% of compensation. Northeast Indiana Bancorp matches 50% of elective deferrals on the first 6% of the participant's compensation. Expense for 2003, 2002 and 2001 was approximately $45,000, $40,000 and $42,000.

Supplemental Retirement Plans: First Federal has a supplemental retirement plan for the President and a deferred compensation plan for certain directors of First Federal. First Federal is recording an expense equal to the change in the present value of the payment due at retirement based on the projected remaining years of service using the projected unit credit method. The balance of the plans was approximately $549,000 and $455,000 at year-end 2003 and 2002. The cost of the plans was approximately $154,000, $130,000 and $114,000 for 2003, 2002 and 2001.

First Federal has purchased insurance on the lives of the participants in the supplemental retirement plan and the deferred compensation plan with First Federal as beneficiary. In addition, life insurance was purchased on a pool of officers during 2003 also with First Federal as beneficiary. This life insurance was acquired to offset the increasing expenses associated with First Federal's benefit plans. The cash surrender value of the life insurance was approximately $4,352,000 and $2,083,000 at year-end 2003 and 2002. The income derived from the investment in life insurance included in other income was approximately $169,000, $100,000 and $94,000 for 2003, 2002 and 2001.

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

--------------------------------------------------------------------------------

                                   (Continued)


37 [LOGO] a foundation for your finances.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------

NOTE 9 - EMPLOYEE BENEFITS (Continued)

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

Shares are allocated among participants each December 31 on the basis of debt service paid during the year by the ESOP on the loan from Northeast Indiana Bancorp to total debt service, according to each participant's relative compensation.

Cash contributions, including dividends on unearned ESOP shares, were approximately $182,000 during 2003, $192,000 during 2002 and $202,000 during 2001. ESOP compensation expense was approximately $288,000, $244,000 and $214,000 for 2003, 2002 and 2001.

ESOP shares at year end are as follows:

                                                              2003        2002
                                                              ----        ----

      Allocated shares                                      108,551      110,235
      Shares released for allocation                         15,879       16,733
      Unreleased shares                                      42,517       58,396
      Shares vested and withdrawn                            44,314       25,897
                                                           --------     --------

           Total shares                                     211,261      211,261
                                                           ========     ========

           Fair value of unreleased shares                 $894,558     $922,657
                                                           ========     ========

Recognition and Retention Plan (RRP): The RRP provides for issue of shares to directors, officers and employees. The maximum total shares available under the RRP was 105,620, and 17,126 shares are available for future grants. There were no new RRP grants awarded in 2003, 2002 or 2001. The expense associated with the RRP was approximately $4,000, $9,000 and $9,000 in 2003, 2002 and 2001.

--------------------------------------------------------------------------------

                                   (Continued)


2003 ANNUAL REPORT                                                     [LOGO] 38

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------

NOTE 10 - INCOME TAXES

Income tax expense is summarized as follows:

                                                        2003            2002           2001
                                                        ----            ----           ----
      Current federal                                 $ 389,621      $ 491,123      $ 703,715
      Deferred federal                                  105,001       (159,336)      (130,649)
      Current state                                     153,631        171,982        203,734
      Deferred state                                     41,215        (33,048)        (4,223)
                                                      ---------      ---------      ---------

           Income tax expense                         $ 689,468      $ 470,721      $ 772,577
                                                      =========      =========      =========

Effective tax rates differ from federal statutory rates applied to financial statement income due to the following:

                                                        2003            2002           2001
                                                        ----            ----           ----
Federal statutory rate of 34% times financial
  statement income before income taxes                $ 890,611      $ 700,610      $ 932,264
Tax effect of:
      State tax, net of federal income tax effect       128,598         91,696        131,677
      Low income housing credit                        (259,700)      (250,000)      (204,100)
      Tax exempt income                                (121,172)       (95,349)       (73,637)
      Other, net                                         51,131         23,764        (13,627)
                                                      ---------      ---------      ---------
           Income tax expense                         $ 689,468      $ 470,721      $ 772,577
                                                      =========      =========      =========

The effective tax rate is 26.3%, 22.8% and 28.2% for 2003, 2002, and 2001.

--------------------------------------------------------------------------------

                                   (Continued)


39 [LOGO] a foundation for your finances.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------

NOTE 10 - INCOME TAXES (Continued)

The components of the net deferred tax asset recorded in the balance sheet at year end are as follows:

                                                                    2003             2002
                                                                    ----             ----
      Deferred tax assets
           Deferred compensation                                $   217,482      $   180,352
           Bad debts                                                701,933          799,907
           Deferred loan fees                                       115,970          125,338
           Unearned compensation                                     84,898           86,022
           Interest on non-accrual loans                             79,929          112,067
           Other                                                      6,008            6,008
                                                                -----------      -----------
                Total                                             1,206,220        1,309,694

      Deferred tax liabilities
           Depreciation                                            (132,880)        (122,640)
           Unrealized gain on securities available for sale         (23,650)        (197,955)
           FHLB stock dividends                                     (75,338)              --
           Low income housing partnership                           (58,897)        (101,733)
                                                                -----------      -----------
                Total                                              (290,765)        (422,328)
                                                                -----------      -----------

           Net deferred tax asset                               $   915,455      $   887,366
                                                                ===========      ===========

Retained earnings at December 31, 2003 and 2002 include approximately $1.3 million for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $442,000 at December 31, 2003 and 2002. Legislation passed in August 1997 now requires the Company to deduct a provision for bad debts for tax purposes based on actual loss experience and to recapture the excess bad debt reserve accumulated in tax years after 1986. The related amount of deferred tax liability, which must be recaptured, was $276,000 originally and is payable over a six-year period that began in 1998.

NOTE 11 - REGULATORY MATTERS

First Federal is subject to regulatory capital requirements administered by federal regulatory agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices.

--------------------------------------------------------------------------------

                                   (Continued)


2003 ANNUAL REPORT                                                     [LOGO] 40

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------

NOTE 11 - REGULATORY MATTERS (Continued)

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

--------------------------------------------------------------------------------

                                   (Continued)


41 [LOGO] a foundation for your finances.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------

NOTE 11 - REGULATORY MATTERS (Continued)

At year end, actual First Federal capital levels (in millions) and minimum required levels were:

                                                                                                      Minimum Required
                                                                                                         To Be Well
                                                                           Minimum Required              Capitalized
                                                                              For Capital          Under Prompt Corrective
                                                  Actual                   Adequacy Purposes         Action Regulations
                                                  ------                   -----------------         ------------------
                                           Amount       Ratio             Amount        Ratio        Amount      Ratio
                                           ------       -----             ------        -----        ------      -----
2003

Total capital
  (to risk weighted assets)               $  26.4       17.8%            $  11.9        8.0%        $  14.8        10.0%
Tier 1 (core) capital
  (to risk weighted  assets)                 25.2       17.0                 5.9        4.0             8.9         6.0
Tier 1 (core) capital
  (to adjusted total  assets)                25.2       11.1                 9.1        4.0            11.4         5.0
Tier 1 (core) capital
  (to average assets)                        25.2       11.3                 8.9        4.0            11.1         5.0

                                                                                                      Minimum Required
                                                                                                         To Be Well
                                                                           Minimum Required              Capitalized
                                                                              For Capital          Under Prompt Corrective
                                                  Actual                   Adequacy Purposes         Action Regulations
                                                  ------                   -----------------         ------------------
                                           Amount       Ratio             Amount        Ratio        Amount      Ratio
                                           ------       -----             ------        -----        ------      -----
2002

Total capital
  (to risk weighted assets)               $  25.9       18.3%            $  11.3        8.0%        $  14.2        10.0%
Tier 1 (core) capital
  (to risk weighted  assets)                 24.7       17.4                 5.7        4.0             8.5         6.0
Tier 1 (core) capital
  (to adjusted total  assets)                24.7       10.9                 9.0        4.0            11.3         5.0
Tier 1 (core) capital
  (to average assets)                        24.7       10.7                 9.2        4.0            11.5         5.0

First Federal was categorized as well capitalized at year end 2003 and 2002.

--------------------------------------------------------------------------------

                                   (Continued)


2003 ANNUAL REPORT                                                     [LOGO] 42

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------

NOTE 11 - REGULATORY MATTERS (Continued)

Regulations of the Office of Thrift Supervision limit the amount of dividends and other capital distributions that may be paid by savings institutions without prior approval of the Office of Thrift Supervision. The regulatory restriction is based on a three-tiered system with the greatest flexibility being afforded to well-capitalized (Tier 1) institutions. First Federal is currently a Tier 1 institution. Accordingly, First Federal can make, without prior regulatory approval, distributions during a calendar year up to 100% of its retained net income for the calendar year-to-date plus retained net income for the previous two calendar years as long as First Federal would remain well-capitalized, as defined by the Office of Thrift Supervision prompt corrective action regulations, following the proposed distribution. At year end 2003, approximately $338,000 of the Bank's retained earnings are potentially available for distribution without regulatory approval.

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

Financial instruments with off-balance-sheet risk were as follows at year end.

                                                        2003             2002
                                                        ----             ----

      Fixed rate commitments                         $ 6,956,076     $ 3,616,696
      Variable rate commitments                       12,438,597      10,586,696
      Credit card arrangements                         3,841,561       3,926,015
      Letters of credit                                1,949,647         842,678

Most loan commitments have terms up to 60 days. At year end 2003, fixed commitments have contractual interest rates ranging from 5.00% to 7.25%. Credit card interest rates are fixed at 14.9% or 9.8%. Most variable rate arrangements are tied either to the national monthly median cost of funds, prime rate or the U.S. Treasury bill rate and have spreads between 0% and 5%.

Certain executives of the Bank have employment contracts, which are based upon changes of control. The employment contracts provide for the payment of one to three years worth of the officers' salaries upon a change of control.

--------------------------------------------------------------------------------

                                   (Continued)


43 [LOGO] a foundation for your finances.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------

NOTE 13 - STOCK OPTIONS

Options to buy stock have been granted to directors, officers and employees under two different stock option and incentive plans. Exercise price is the market price at date of grant. The maximum option term is ten years and options vest over five years under both plans. The Company had almost awarded all stock options under the original stock option plan by the year ended 2001. As such, the 2002 Omnibus Incentive Plan was added to the Company's proxy statement and approved by the shareholders at the May 1, 2002 Northeast Indiana Bancorp, Inc. Annual Meeting. There were 158,753 new stock options approved under the new plan. At year end 2003, 141,174 shares were authorized for future grants.

--------------------------------------------------------------------------------

                                   (Continued)


2003 ANNUAL REPORT                                                     [LOGO] 44

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------

NOTE 13 - STOCK OPTIONS (Continued)

Information about option grants follows:

                                                                    Number         Exercise           Fair Value
                                                                  of Options        Price              of Grants
                                                                  ----------        -----              ---------
      Outstanding, beginning of 2000                                 218,619
        Granted                                                        5,000      $   12.75            $   2.40
        Exercised                                                    (27,612)          9.71
                                                                   ---------
      Outstanding, end of 2001                                       196,007
        Granted                                                        5,000          14.45                3.16
        Granted                                                        2,500          14.63                2.89
        Exercised                                                    (25,763)          9.71
        Exercised                                                     (3,300)         14.66
        Exercised                                                     (2,200)         11.31
        Exercised                                                     (1,815)         12.60
        Exercised                                                     (1,000)         10.19
                                                                   ---------
      Outstanding, end of 2002                                       169,429
                                                                   ---------
        Granted                                                        5,000          15.27                2.96
        Granted                                                       10,000          20.64                7.24
        Exercised                                                    (43,934)          9.71
        Exercised                                                       (550)         14.66
        Exercised                                                       (300)         11.31
        Forfeited                                                     (1,150)         12.91
                                                                   ---------
      Outstanding, end of 2003                                       138,495
                                                                   =========

Options outstanding at year end were as follows:

                                                                       2003           2002            2001
                                                                       ----          ----            ----
      Number of options                                                138,495       169,429         196,007
      Minimum exercise price                                       $      9.71    $     9.71      $     9.71
      Maximum exercise price                                             20.64         18.49           18.49
      Weighted-average exercise price                                    11.46         10.37           10.23
      Weighted-average remaining option life                         3.67 years    3.76 years       4.5 years

--------------------------------------------------------------------------------

                                   (Continued)


45 [LOGO] a foundation for your finances.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------


NOTE 13 - STOCK OPTIONS (Continued)

Exercisable options outstanding at year-end 2003 were as follows:

Range of                                Number of             Weighted Average
Exercise Prices                    Options Exercisable         Exercise Price
---------------                    -------------------         --------------

$9.00-$11.99                             100,915                   $  9.73
$12.00-$14.99                              6,250                     14.01
$15.00-$17.99                              1,815                     17.62
$18.00-$20.99                              1,815                     18.49
                                   -------------------------------------------
                                         110,795                   $ 10.24
                                   ===========================================

There were 110,795, 149,103 and 177,842 options exercisable at year end 2003, 2002 and 2001. The weighted-average exercise price of options exercisable at year end 2003, 2002 and 2001 was $10.24, $9.95 and $9.94.

NOTE 14 - RELATED PARTY TRANSACTIONS

Certain directors and officers of First Federal are loan customers. A summary of related party loan activity for loans aggregating $60,000 or more to any one related party is as follows:

     Balance - January 1, 2003                               $  2,829,427
          New loans                                             1,397,493
          Repayments                                             (836,748)
          Changes in related parties during the year               12,384
                                                             ------------
     Balance - December 31, 2003                             $  3,402,556
                                                             ============

Related party deposits were approximately $621,000 and $391,000 at year end 2003 and 2002.

--------------------------------------------------------------------------------

                                   (Continued)


2003 ANNUAL REPORT                                                     [LOGO] 46

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Following are carrying amounts and estimated fair values at year end (in thousands):

                                                   2 0 0 3                           2 0 0 2
                                                   -------                           -------
                                           Carrying       Estimated         Carrying         Estimated
                                            Amount        Fair Value         Amount         Fair Value
                                            ------        ----------         ------         ----------
Financial assets:
      Cash and cash equivalents           $   9,333        $   9,333        $  18,256        $  18,256
      Securities available for sale          43,687           43,687           42,838           42,838
      Securities held to maturity               150              150              225              225
      Loans held for sale                        --               --              409              409
      Loans receivable, net                 163,677          167,023          154,560          160,564
      Accrued interest receivable               799              799              695              695
      Investments in limited
        liability partnerships                1,602            1,602            1,833            1,833
      Cash surrender value of life
        insurance                             4,352            4,352            2,083            2,083

Financial liabilities:
      Deposits                             (122,010)        (123,491)        (122,357)        (124,022)
      Borrowed funds                        (76,545)         (82,133)         (74,894)         (82,548)
      Accrued interest payable                 (170)            (170)            (241)            (241)

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

The estimated fair value for loans held for sale is based on market quotes. The estimated fair value for loans is based on estimates of the rate that would be charged for similar such loans at December 31, 2003 and 2002, applied for the time period until estimated repayment and the allowance for loan losses is considered to be a reasonable estimate of discount for credit quality concerns. The estimated fair value for demand and savings deposits is based on their carrying value. The estimated fair value for time deposits and borrowed funds is based on estimates of the rate that would be paid on such deposits or for such borrowings at December 31, 2003 and 2002, applied for the time period until maturity. The estimated fair value of other financial instruments and off-balance-sheet loan commitments approximates cost and is not considered significant for this presentation.

--------------------------------------------------------------------------------

                                   (Continued)


47 [LOGO] a foundation for your finances.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS(Continued)

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were Northeast Indiana Bancorp to have disposed of such items at December 31, 2003 or 2002, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 2003 and 2002 should not necessarily be considered to apply at subsequent dates.

NOTE 16 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Northeast Indiana Bancorp, Inc. is as follows:

                            CONDENSED BALANCE SHEETS
                           December 31, 2003 and 2002

                                                             2003             2002
                                                             ----             ----
ASSETS
Cash and cash equivalents                                $ 1,487,833       $   853,215
Securities available for sale                                287,677           285,856
Loan receivable from Employee Stock Ownership Plan           436,425           581,900
Investment in subsidiary bank                             24,993,175        24,813,414
Other assets                                                   4,307            38,154
                                                         -----------       -----------

      Total assets                                       $27,209,417       $26,572,539
                                                         ===========       ===========

LIABILITIES
Accrued expenses                                         $    14,857       $    10,054

SHAREHOLDERS' EQUITY                                      27,194,560        26,562,485
                                                         -----------       -----------

      Total liabilities and shareholders' equity         $27,209,417       $26,572,539
                                                         ===========       ===========

--------------------------------------------------------------------------------

                                   (Continued)


2003 ANNUAL REPORT                                                     [LOGO] 48

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------

NOTE 16 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
  (Continued)

                         CONDENSED STATEMENTS OF INCOME
                  Years ended December 31, 2003, 2002 and 2001

                                                      2003               2002               2001
                                                      ----               ----               ----
Interest income                                   $    48,458        $    58,017        $    67,400
Dividends from subsidiary bank                      1,775,000          1,600,000          1,900,000
                                                  -----------        -----------        -----------

      Total income                                  1,823,458          1,658,017          1,967,400

Operating expenses                                    229,497            233,454            187,331
                                                  -----------        -----------        -----------
Income before income taxes and equity in
  undistributed earnings of subsidiary bank         1,593,961          1,424,563          1,780,069

Income tax benefit                                    (70,808)           (92,073)           (84,279)
                                                  -----------        -----------        -----------
Income before equity in undistributed
  earnings of subsidiary bank                       1,664,769          1,516,636          1,864,348

Equity in undistributed
  earnings of subsidiary bank                         265,205             73,260            105,029
                                                  -----------        -----------        -----------

Net income                                        $ 1,929,974        $ 1,589,896        $ 1,969,377
                                                  ===========        ===========        ===========

--------------------------------------------------------------------------------

                                   (Continued)


49 [LOGO] a foundation for your finances.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------

NOTE 16 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
  (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2003, 2002 and 2001

                                                                  2003               2002              2001
                                                                  ----               ----              ----
Cash flows from operating activities
      Net income                                              $ 1,929,974        $ 1,589,896        $ 1,969,377
      Adjustments to reconcile net income to cash
        from operating activities:
           Equity in undistributed
             earnings of subsidiary bank                         (265,205)           (73,260)          (105,029)
           Change in:
                Other assets                                       71,441             15,210            (15,426)
                Accrued expenses                                    4,803              1,143                 64
                                                              -----------        -----------        -----------
                     Net cash from operating activities         1,741,013          1,532,989          1,848,986

Cash flows from investing activities
      Repayments on loan receivable from ESOP                     145,475            145,475            145,475
      Purchase of securities available for sale                      (145)              (137)           (40,311)
                                                              -----------        -----------        -----------
           Net cash from investing activities                     145,330            145,338            105,164

Cash flows from financing activities
      Dividends paid                                             (786,348)          (752,480)          (735,335)
      Purchase of treasury stock                                 (903,433)        (1,320,253)        (2,118,144)
      Sale of treasury stock                                      438,056            356,483            268,114
                                                              -----------        -----------        -----------
           Net cash from financing activities                  (1,251,725)        (1,716,250)        (2,585,365)
                                                              -----------        -----------        -----------
Net change in cash and cash equivalents                           634,618            (37,923)          (631,215)

Cash and cash equivalents at beginning of year                    853,215            891,138          1,522,353
                                                              -----------        -----------        -----------
Cash and cash equivalents at end of year                      $ 1,487,833        $   853,215        $   891,138
                                                              ===========        ===========        ===========

--------------------------------------------------------------------------------

                                   (Continued)


2003 ANNUAL REPORT                                                     [LOGO] 50

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001

--------------------------------------------------------------------------------

NOTE 17 - EARNINGS PER COMMON SHARE

A reconciliation of the numerators and denominators of the basic earnings per common share and diluted earnings per common share computations for the years ended December 31, is presented below.

                                                              2003               2002               2001
                                                              ----               ----               ----
Basic Earnings Per Common Share

      Net income available to common shareholders          $ 1,929,974        $ 1,589,896        $ 1,969,377
                                                           ===========        ===========        ===========

      Weighted average common shares
        outstanding before adjustment                        1,478,123          1,531,361          1,630,709

      Less: unallocated ESOP shares                            (58,396)           (75,129)           (92,717)

      Less: non-vested RRP shares                                 (310)              (762)            (1,335)
                                                           -----------        -----------        -----------

      Weighted average common shares outstanding
         for basic earnings per  common share                1,419,417          1,455,470          1,536,657
                                                           ===========        ===========        ===========

           Basic Earnings Per Common Share                 $      1.36        $      1.09        $      1.28
                                                           ===========        ===========        ===========

Diluted Earnings Per Common Share

      Net income available to common
        shareholders, per above                            $ 1,929,974        $ 1,589,896        $ 1,969,377
                                                           ===========        ===========        ===========

      Weighted average common shares outstanding             1,419,417          1,455,470          1,536,657

      Add: dilutive effects of assumed conversions
        and exercises of stock options                          58,038             49,532             34,287
                                                           -----------        -----------        -----------

      Weighted average common and dilutive
        shares outstanding for dilutive earnings per
        common share                                         1,477,455          1,505,002          1,570,944
                                                           ===========        ===========        ===========

           Diluted Earnings Per Common Share               $      1.31        $      1.06        $      1.25
                                                           ===========        ===========        ===========

Stock options for 10,000, 14,380 and 18,695 shares of common stock were not considered in computing diluted earnings per common shares for the years ended December 31, 2003, 2002 and 2001 because they were not dilutive.

-------------------------------------------------------------------------------


51 [LOGO] a foundation for your finances.

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

                                                                      Dividends
               Quarter Ended                High         Low          Declared
               -------------                ----         ---          --------

            March 31, 2002               $   13.93    $   12.61        $   .12
            June 30, 2002                    16.25        13.40            .12
            September 30, 2002               15.90        14.15            .12
            December 31, 2002                16.10        13.10            .13

            March 31, 2003               $   16.20    $   15.05        $   .13
            June 30, 2003                    20.02        15.50            .13
            September 30, 2003               21.25        18.18            .13
            December 31, 2003                22.00        18.15            .14

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in Note 1 of Notes to Consolidated Financial Statements included in this Annual Report.

As of February 10, 2004, there were approximately 417 shareholders of record, not including those shares held in nominee or street name through various brokerage firms or banks.

Annual Report on Form 10-KSB

A copy of the Company's annual report on Form 10-KSB, filed with the Securities and Exchange Commission, is available without charge in PDF format at www.firstfedhuntington.com or by writing:

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

       Corporate Office                    Special Counsel                      Independent Auditor
Northeast Indiana Bancorp, Inc.    Katten Muchin Zavis Rosenman           Crowe  Chizek and Company LLC
648 North Jefferson Street         1025 Thomas Jefferson Street, NW       330 E. Jefferson Blvd.
Huntington, Indiana 46750          East Lobby: Suite 700                  South Bend, Indiana 46624
(260) 356-3311                     Washington, DC 20007-5201


2003 ANNUAL REPORT                                                     [LOGO] 52
      notes

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


53 [LOGO] a foundation for your finances.