Form 10KSB, Exhibit 13
period 2004-12-31
NORTHEAST INDIANA BANCORP INC
filed 2005-03-24
CIK 942898

Exhibit 13

PRESIDENT'S MESSAGE TO OUR SHAREHOLDERS
--------------------------------------------------------------------------------

Dear Fellow Shareholders,

This past year has produced a number of changes for Northeast Indiana Bancorp, Inc. and its wholly-owned subsidiary First Federal Savings Bank. Core earnings for the Bank continued to increase as the year progressed but this was offset in the fourth quarter by management's decision to recognize through the income statement the non-cash impairment of $735,500 related to our holding of FHLMC and FNMA preferred stock. This write-down resulted in 2004 earnings of $982,000. Prior to this adjustment, 2004 earnings had been projected to be approximately $1.7 million. Given the fact that mortgage originations were substantially below 2003 levels, along with the impairment charge, earning the income that we did has to be considered a positive achievement.

A number of changes took place this past year at your company. First and foremost, effective January 1, 2005, Michael Zahn was appointed President of the Bank by its Board of Directors. This will allow for the smooth succession of management as I begin to near my retirement age and solidifies the Board and management's commitment to remain an independent community bank.

First Federal Savings Bank also acquired the assets of Innovative Financial Services, a full service investment operation, and combined this company with First Federal's existing financial service subsidiary. This addition solidifies the Bank's position as the leading financial service provider in Huntington. To date, account growth and income from the new operation has exceeded management's expectation and continues to grow monthly. With the addition of Innovative Financial and the successful implementation of the new retail overdraft program, these areas helped offset the decrease in mortgage banking activity as it relates to noninterest income. Also on a positive note, the Bank's non-performing assets continue to decline and our net interest margin continued to increase in 2004. This reflects the emphasis management has placed on addressing credit quality, improved underwriting policies and pricing structure.

Our Directors and employees remain excited about what the future holds for your company. We continue to increase each investor's percentage of ownership by our stock repurchase program. In 2004 the Company repurchased 107,326 shares at an aggregate cost of $2.3 million. With a strong capital position, we continue to increase and pay an above market dividend. We are dedicated to a strategy of building a company which will benefit our shareholders, customers, employees, and our community. I thank you for your continued support.

Sincerely,


/s/ Stephen E. Zahn

Stephen E. Zahn
Chairman of the Board, President, Chief Executive Officer


/s/ Michael S. Zahn

Michael S. Zahn
Senior Vice President

--------------------------------------------------------------------------------


                                                                              1.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                                 December 31
                                                                                 -----------
                                                           2004         2003         2002         2001         2000
                                                         --------     --------     --------     --------     --------
Selected Financial Condition Data:                         (dollars in thousands, excluding earnings per share data)
----------------------------------
Total assets ........................................    $228,672     $227,395     $225,019     $238,395     $247,094
Securities ..........................................      38,964       43,837       43,063       39,671       31,609
Loans receivable, net ...............................     174,800      163,677      154,560      162,830      200,151
Deposits ............................................     123,951      122,010      122,357      137,030      146,806
Total borrowings ....................................      77,067       76,545       74,894       73,966       72,539
Shareholders' equity ................................      26,047       27,195       26,562       26,281       26,574

Selected Operations Data:
-------------------------

Total interest income ...............................    $ 12,103     $ 12,368     $ 14,297     $ 17,436     $ 19,565
Total interest expense ..............................       5,715        6,519        7,997       10,765       12,485
                                                         --------     --------     --------     --------     --------
   Net interest income ..............................       6,388        5,849        6,300        6,671        7,080
Provision for loan losses ...........................          38           --          732          575        1,591
                                                         --------     --------     --------     --------     --------
Net interest income after provision for loan
  losses ............................................       6,350        5,849        5,568        6,096        5,489
Total noninterest income ............................         720        1,739        1,464        1,348        1,010
Total noninterest expense ...........................       5,477        4,969        4,971        4,702        4,775
                                                         --------     --------     --------     --------     --------
Income before income taxes ..........................       1,593        2,619        2,061        2,742        1,724
Income tax expense ..................................         611          689          471          773          441
                                                         --------     --------     --------     --------     --------
Net income ..........................................    $    982     $  1,930     $  1,590     $  1,969     $  1,283
                                                         ========     ========     ========     ========     ========

Basic earnings per common share .....................    $   0.69     $   1.36     $   1.09     $   1.28     $   0.80
Diluted earnings per common share ...................        0.67         1.31         1.06         1.25         0.79

Selected Financial Ratios and Other Data:
-----------------------------------------

Performance Ratios:
   Return on assets (ratio of net income to
     average total assets) ..........................        0.43%        0.87%        0.69%        0.81%        0.50%
   Return on equity (ratio of net income to
     average total shareholders' equity) ............        3.70         7.22         6.01         7.35         4.88
   Interest rate spread information:
      Average during period .........................        2.67         2.41         2.44         2.39         2.39
      End of period .................................        2.82         2.75         2.57         2.53         2.34
   Net interest margin (1) ..........................        2.97         2.78         2.87         2.88         2.90
   Ratio of operating expense to average total
     assets .........................................        2.40         2.23         2.16         1.94         1.88
   Ratio of average interest-earning assets to
     average interest-bearing liabilities ...........      111.26       111.85       111.80       110.54       109.95

Quality Ratios:
   Nonperforming assets to total assets at end
     of period ......................................        0.84         1.13         3.00         3.03         1.79
   Allowance for loan losses to nonperforming
     loans ..........................................       79.30        73.44        34.35        28.26        53.99
   Allowance for loan losses to total loans .........        0.77         1.07         1.36         1.19          .99

Capital Ratios:
   Total shareholders' equity to total assets at
     end of period ..................................       11.39        11.96        11.80        11.02        10.75
  Average total shareholders' equity to average
     total assets ...................................       11.62        12.01        11.52        11.07        10.33

Other Data:
   Dividends declared per share .....................    $  0.570     $  0.530     $  0.490     $  0.450     $  0.410
   Dividend payout ratio ............................       82.61%       38.97%       44.95%       35.16%       51.25%
   Number of full-service offices ...................           3            3            3            3            3

----------
(1)   Net interest income divided by average interest-earning assets.

--------------------------------------------------------------------------------


                                                                              2.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Northeast Indiana Bancorp, Inc. ("Northeast Indiana Bancorp" or "the Company") was formed as a Delaware corporation in 1995 for the purpose of issuing common stock and owning all of the common stock of First Federal Savings Bank ("First Federal") as a unitary thrift holding company. First Federal conducts business from its three offices located in Huntington, Indiana. Northeast Indiana Bancorp's primary business activity is its investment in First Federal, and therefore, the following discussion relates primarily to its operations.

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

During 1999, Northeast Indiana Bancorp announced the establishment of Northeast Indiana Financial, Inc. ("Northeast Indiana"), a wholly-owned subsidiary of the Bank. In June 2004, First Federal announced it had acquired the brokerage firm Innovative Financial Services ("Innovative") through Northeast Indiana. The staff of Innovative, including one broker and three support staff, became employees of First Federal through Northeast Indiana. Innovative offers non-FDIC insured products such as mutual funds, annuities, stocks, bonds, life insurance, estate planning, retirement plans to small businesses, and brokerage accounts to its customer base and had roughly $60 million in assets under management as of December 31, 2004.

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


                                                                              3.

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

Prevailing economic conditions as well as federal regulations concerning monetary policies, fiscal policies, and financial institutions significantly affect First Federal. After operating under historically low interest rates for the better part of the last thirty six months, the Federal Reserve changed its fiscal policy in 2004 and began raising short-term rates at a moderate pace which included five rate hikes over the last seven months of the year aggregating a 125 basis point increase in short-term rates. The low interest rate environment of the past three years had continued to pressure the net interest margin of the Company as loan repayments and amortizing security prepayment speeds have run at very high levels, but these trends also began to improve during 2004 as rates began to increase. As a result, the net interest margin for First Federal increased from 2.78% as of December 31, 2003 to 2.97% at the end of 2004.

Over the course of the past thirty six months, management has tried to position the Company favorably for a rising rate environment. There can be no assurance that First Federal can continue to successfully market its lending products in a rising rate environment or that such interest rate movements will not adversely affect net income.

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


                                                                              4.

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

Executive Summary

While asset growth was minimal for the year ended December 31, 2004, management was able to accomplish several core objectives including further reductions in nonperforming assets, increased net interest margins, significant share repurchases on the open market, modest loan growth, increased noninterest income through both a retail overdraft program implemented and brokerage fees through a brokerage acquisition. However, these positive items were overshadowed by a non-cash impairment charge of $735,500 that was recorded on certain Federal National Mortgage Association ("FNMA") and Federal Home Loan Mortgage Corporation ("FHLMC") preferred stocks along with significant reductions in mortgage origination volumes that sharply reduced net gains on sale of loans and deferred loan fees. All of the above translated into net income of $982,000 ($1.7 million without the non-cash impairment change) and diluted earnings per common share of $0.67 ($1.17 without the non-cash impairment change) for the year ended 2004 compared to net income of $1.9 million and diluted earnings per common share of $1.31 for the year ended 2003. Detailed discussions of each of these areas can be found under the Financial Condition and Results of Operations pages that follow.

Financial Condition

Northeast Indiana Bancorp's total assets increased slightly from $227.4 million at December 31, 2003 to $228.7 million at December 31, 2004, an increase of $1.3 million, or 0.6%. The increase was due primarily to an increase in net loans receivable of $11.1 million, or 6.8%, and an increase in cash surrender value of life insurance of $807,000 offset in part by a decrease of $5.9 million in cash and cash equivalents, and a reduction of $4.8 million in securities available for sale between periods. The overall increase in total liabilities of $2.4 million was due mainly to an increase of $1.9 million in total deposits and an increase of $521,000 in borrowed funds.

--------------------------------------------------------------------------------


                                                                              5.

Most segments of the loan portfolio increased during 2004. The increase was mostly attributable to mortgage loans, which increased $4.0 million. Mortgage loans secured by one-to-four family residences increased $6.3 million to $97.9 million at December 31, 2004 and represent 54.6% of First Federal's net loan portfolio. Mortgage loans secured by multi-family and commercial real estate increased $1.2 million to $26.3 million at December 31, 2004 and construction loans secured by residential and nonresidential real estate decreased $3.5 million to $5.9 million.

First Federal also offers a variety of consumer loans including automobile, credit card, home equity and second mortgage loans as well as commercial business loans. Total consumer and commercial business loans increased $5.9 to $49.0 million at December 31, 2004. This increase was primarily due to an increase in commercial loans of $3.7 million to $25.7 million and small increases in automobile, home equity and second mortgage, and other consumer loans, offset by a slight decline in credit cards. Automobile loans comprise $10.3 million of total consumer loans while home equity and second mortgage loans represent another $8.0 million at December 31, 2004. While typically producing higher yields, non-mortgage lending exposes the Company to more collateral risk in addition to credit risk.

Future loan growth and profitability related thereto, is dependent on the economy. First Federal currently anticipates low growth in mortgages and will continue to sell long term fixed rate mortgages to the secondary market while planning to hold more of the 10 to 15 year term fixed rate mortgages and continue to hold all hybrid ARM mortgage products in our portfolio. First Federal will continue to provide commercial and consumer lending and anticipates non-residential mortgage lending to increase as a percentage of total loans.

Total deposits increased $1.9 million to $123.9 million at December 31, 2004. The 1.6% increase in 2004 was due to increases in time deposits, noninterest bearing demand, NOW, and savings offset by a decline in MMDA account balances. Under a new strategic plan finalized during late 2004, management will continue to seek ways to increase core deposit relationships in 2005.

Total borrowed funds increased $521,000, from $76.5 million at December 31, 2003 to $77.1 million at December 31, 2004. Borrowed funds include advances from the Federal Home Loan Bank of Indianapolis (FHLB) with variable interest rates and stated maturities ranging through 2012. The balance of FHLB advances was $68.8 million, an increase from $63.0 million at December 31, 2003.

FHLB advances are subject to prepayment fees and include $16.8 million maturing in 2005 and 2006. In addition, $36.0 million of the advances outstanding at December 31, 2004 contained options with dates ranging from March 1, 2005 through December 21, 2005, whereby the interest rate may be adjusted by the FHLB, at which time the advances may be repaid at the option of First Federal without a prepayment fee. First Federal's borrowing capacity at the FHLB as of December 31, 2004, was $2.3 million based on the collateral pledged. Borrowings at December 31, 2004 also include various securities sold under repurchase agreements that were offered starting in 1999. The balance of securities sold under repurchase agreements at December 31, 2004 was $8.3 million, a decrease from $13.5 million at December 31, 2003.

--------------------------------------------------------------------------------


                                                                              6.

Results of Operations
Comparison of Years Ended December 31, 2004 and 2003

General. Net income for the year ended December 31, 2004 was $982,000 compared to net income of $1.9 million for 2003, a decrease of $948,000. The decline in net income was primarily a result of a decline in noninterest income of $1.0 million and an increase in noninterest expense of $508,000, partially offset by increased net interest income of $539,000 and decreased income tax expense of $78,000. All of these items are discussed in more detail below.

Interest Income. Interest income decreased $265,000 or 2.1% to $12.1 million for the year ended December 31, 2004. The decrease in interest income was the result of loan interest income decreasing $103,000 to $10.5 million along with a decrease of $162,000 to $1.6 million in interest income on securities and other interest earning assets. The average yield for the year on the loan portfolio decreased to 6.24% in 2004 compared to 6.91% in 2003. The decrease in loan interest income occurred as a result of lower average rates during 2004, partially offset by increased average balances of loans outstanding in 2004 compared to 2003.

Interest Expense. Interest expense for 2004 decreased $804,000 or 12.3% over 2003 interest expense. The majority of the decrease was due to less interest expense on deposits, which decreased $495,000 in 2004. The average rate for time deposits decreased 66 basis points from 2003 to 2004. The average rate for money market accounts decreased by 17 basis points to 1.16% for 2004 along with a decrease of 13 basis points on the average rate for savings accounts, and a decrease of 9 basis points on NOW accounts. The average rate for other borrowed funds declined 47 basis points to 4.57% in 2004.

Net interest income. Net interest income increased $539,000 or 9.2% from $5.9 million to $6.4 million for the year ended December 31, 2004. The average spread increased to 2.67% from the 2.41% reported in 2003. Average interest-earning assets margin increased to 2.97% in 2004 from 2.78% in 2003. The net decreases in both interest income and interest expense attributable to both interest-earning assets and interest-bearing liabilities were due primarily to decreases in rates offset partially by increases in volume.

Provision for Loan Losses. Provision for loan losses in 2004 was $37,500 compared to no provision for loan loss in 2003. This modest increase in provisions was possible due to the Company's continued improvement in nonperforming loans as evidenced in Note 3 to the Consolidated Financial Statements. The increased provision for loan losses less net charge-offs for the year resulted in a $415,000 decrease in the allowance for loan losses. The net decrease in allowance for loan losses during 2004 was further made possible as the Company recognized lower charge-offs than had been allocated towards in prior periods on several loans that were transferred to real estate owned and subsequently sold during 2004. The allowance for loan losses of $1.4 million at December 31, 2004 represents 0.77% of total loans outstanding at December 31, 2004 compared to 1.07% at December 31, 2003. Management will continue to maintain the allowance for loan losses at a level deemed adequate by management based on its quarterly analysis and will include additional consideration of non-performing loans.

--------------------------------------------------------------------------------


                                                                              7.

Non-cash Impairment Charge. Management recorded a non-cash impairment charge on certain FHLMC/FNMA preferred stocks during late 2004 in the amount of $735,500. This decision was made after these security market values continued to decline further in 2004 under the scrutiny of several public disclosures about these companies and the uncertainty about the time frames in which recovery in market values would take place. These preferred stocks are investment grade securities that have never defaulted on payment to First Federal. No tax benefit was recorded on the impairment charge as First Federal does not believe it is likely to realize a tax benefit from this charge. The future value of these preferred stocks will be impacted by their variable rate features in the face of rising interest rates and other positive income characteristics.

Noninterest income. Noninterest income decreased from $1.7 million in 2003 to $720,000 in 2004. The majority of this change occurred as a result of management's decision to take a non-cash impairment charge of $735,500 discussed above. This resulted in a net loss on securities of ($716,000) for the year ended December 31, 2004 compared to a net gain on securities of $18,000 in the year ended December 31, 2003. Service charges on deposits increased $169,000 or 47.0% to $530,000 for the year ended December 31, 2004 as management implemented a new retail overdraft program during 2004. Net gain on sale of loans declined $421,000 between 2003 to 2004 as refinancing volumes on residential mortgages saw dramatic declines. Trust fees declined sharply to $29,000 for the twelve month period ended 2004 from $114,000 for the twelve month period ended 2003 as 2004 was the first full year First Federal operated under a revenue sharing agreement with another financial institution on trust assets formerly managed by First Federal. Brokerage fees increased sharply by $65,000 or 174.8% following a mid-year 2004 acquisition of an independent brokerage firm as previously discussed.

Noninterest expense. Noninterest expense increased to $5.5 million for the year ended December 31, 2004 compared to $5.0 million for the year ended December 31, 2003. This increase came primarily in salaries and employee benefits due to increased funding on a defined benefit pension plan, increased ESOP expense due to the Company's higher average share price in 2004 compared to 2003, less deferred loan origination fees due to lower mortgage volumes and wage increases related to more employees from a brokerage acquisition that was completed late June 2004. All other noninterest expense areas either declined slightly or only saw very minor increases year to year.

Income tax expense. Income tax expense decreased from $689,000 in 2003 to $611,000 in the current year. This decrease was mainly due to lower taxable income for 2004 but was also assisted by increases in non-taxable income items such as non-taxable security interest income and increases in earnings on cash surrender value of life insurance. Income taxes were not affected by the $735,500 non-cash impairment charge discussed earlier as no deferred tax asset was created in regard to this transaction. Due to this fact, Northeast Indiana Bancorp's effective tax rate was 38.4% (26.3% without impairment charge) in 2004 as compared to 26.3% in 2003.

--------------------------------------------------------------------------------


                                                                              8.

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

Provision for Loan Losses. There were no provisions for loan loss in 2003 compared to $732,000 in 2002. This sharp decrease in provisions was possible due to the Company's dramatic improvement in nonperforming loans as evidenced in
Note 3 to the Consolidated Financial Statements. The decreased provision for loan losses less net charge-offs for the year resulted in a $364,000 decrease in the allowance for loan losses. The allowance for loan losses of $1.8 million at December 31, 2003 was a 17.0% decrease compared to December 31, 2002. Management will continue to maintain the allowance for loan losses at a level deemed adequate by management based on its quarterly analysis and will include additional consideration of nonperforming loans.

--------------------------------------------------------------------------------


                                                                              9.

Noninterest income. Noninterest income increased from $1.5 million in 2002 to $1.7 million in 2003. The majority of this change occurred as a result of our increases in other income to $699,000 in 2003 compared to $425,000 for 2002, an increase of $274,000 or 64.3%. The two largest component increases in this area were due to net gains on the sale of repossessed assets in 2003 of $48,000 compared to net losses on the same in 2002 of $116,000 and an increase to $169,000 on cash surrender value of life insurance in 2003 compared to $100,000 in 2002. The former was a result of better residual values on repossessed assets year to year and the latter due to additional purchases of bank-owned life insurance ("BOLI") in 2003 of $2.1 million.

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

Asset/Liability Management
--------------------------

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

--------------------------------------------------------------------------------


                                                                             10.

First Federal's interest-earning assets are composed primarily of loans, especially mortgage loans. Management has offered adjustable rate loan products to assist in the management of interest rate risk. At December 31, 2004, adjustable rate loans comprised 40.7% of the total loan portfolio. The interest rate exposure as outlined in the NPV table reflects our exposure to a rising interest rate environment due to the concentration of longer term mortgage loans funded by relatively shorter-term deposits and FHLB advances. In addition, the interest rate risk is also impacted by adjustable rate loans, which are tied to indices, which lag behind market rates. Management is aware of First Federal's interest rate risk exposure in a rising interest rate environment. To address this interest rate risk, which we would categorize as moderately high in comparison to our peers, management will continue to market adjustable rate mortgage loans when possible and review longer term funding sources. Management also considers the current capital position of First Federal and the composition of the loan portfolio and monitors these factors in conjunction with its strategic plan of offering various mortgage loan products to customers in our market area. As stated earlier, First Federal is now using the secondary market to assist in managing our interest rate risk exposure. We are also making adjustable rate commercial loans when possible. Nonetheless, our interest rate exposure, particularly in a rising interest rate environment, will grow, especially to the extent that loan demand produces increases in balance sheet growth. While management monitors and, from time to time, takes actions to adjust our interest rate risk, we believe a rising interest rate environment will have an adverse impact on our profitability.

Presented below, as of December 31, 2004 and December 31, 2003, is an analysis of First Federal's estimated interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in interest rates, up and down 300 basis points in 100 point increments. Due to current low interest rates the change in rates does not include results for the minus 200 basis points or minus 300 basis points scenarios. Assumptions used in calculating the amounts in this table are those assumptions utilized by the OTS in assessing the interest rate risk of the thrifts it regulates. NPV is calculated by the OTS for the purposes of interest rate risk assessment and should not be considered as an indicator of value of First Federal.

During 2004, our rate  sensitivity  showed a slight decrease over last year from
(246) bp at December 31, 2003 to (242) bp as of December 31, 2004 based on a 200 basis point increase in rates. The rising rate scenarios reflect the decreasing Net Portfolio Value (NPV) of equity.

                                        At December 31, 2004
     -------------------------------------------------------------------------------------
                                                               Net Portfolio Value as % of
                                  Net Portfolio Value            Present Value of Assets
                          ----------------------------------     -----------------------
     Change In Rates      $ Amount     $ Change     % Change     NPV Ratio       Change
     ---------------      --------     --------     --------     ---------       ------
                          (Dollars in Thousands)
         +300 bp          $ 18,174     $(10,821)      (37)%         8.26%         (408) bp
         +200               22,349       (6,646)      (23)          9.92          (242)
         +100               26,200       (2,795)      (10)         11.36           (98)
            0               28,995           --        --          12.34            --
         -100               30 296        1,301         4          12.71            37
         -200                   --           --        --             --            --
         -300                   --           --        --             --            --

--------------------------------------------------------------------------------


                                                                             11.

                                        At December 31, 2003
     -------------------------------------------------------------------------------------
                                                               Net Portfolio Value as % of
                                  Net Portfolio Value            Present Value of Assets
                          ----------------------------------     -----------------------
     Change In Rates      $ Amount     $ Change     % Change     NPV Ratio       Change
     ---------------      --------     --------     --------     ---------       ------
                          (Dollars in Thousands)
         +300 bp          $ 15,525     $(10,870)      (41)%         7.11%         (411) bp
         +200               19,634       (6,761)      (26)          8.76          (246)
         +100               23,426       (2,969)      (11)         10.19          (103)
            0               26,395           --        --          11.22            --
         -100               27,471        1,076         4          11.49            27
         -200                   --           --        --             --            --
         -300                   --           --        --             --            --

Due to the current low interest rate environment, the OTS's NPV model is not calculating results for the minus 200 bp or minus 300 bp scenario. Based on these limitations, in the event of a 200 basis point increase in interest rates compared to a 100 basis point decrease in interest rates using NPV estimates as of December 31, 2004, First Federal would experience a 23% decrease in NPV in a rising rate environment, while experiencing a 4% increase in NPV in a declining rate environment.

During periods of rising rates, the value of monetary assets and liabilities decline. Conversely, during periods of falling rates, the value of monetary assets and liabilities increase. However, the amount of change in value of specific assets and liabilities due to changes in rates is not the same in a rising rate environment as in a falling rate environment (i.e., the amount of value increase under a specific rate decline may not equal the amount of value decrease under an identical upward rate movement). Based upon the NPV methodology, the increased level of interest rate risk experienced by First Federal in 2004 was primarily due to present value losses on assets in a 200 basis point increase environment.

Rates on average interest earning assets continued to decline in 2004. These lower average rate assets will lose more value in a 200 basis point increase environment than could be offset through decreases in liability values using the model's assumptions. Furthermore, to the extent that we use liabilities with shorter terms to maturity than the assets in which we invest, we will continue to experience increased levels of interest rate risk in a rising interest rate environment.

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

--------------------------------------------------------------------------------


                                                                             12.

Average Balances, Interest Rates and Yields
-------------------------------------------

The following table presents for the periods indicated the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are daily average balances. Nonaccruing loans have been included in the table as loans carrying a zero yield.

                                         ___________________________Year Ended December 31,______________________
                                         --------------2 0 0 4--------------  --------------2 0 0 3--------------
                                                       -------                              -------
                                           Average     Interest                 Average     Interest
                                         Outstanding    Earned/       Yield/  Outstanding    Earned/       Yield/
                                           Balance       Paid          Rate     Balance       Paid          Rate
                                           -------       ----          ----     -------       ----          ----
                                                                    (Dollars in Thousands)
Interest-earning assets:
      Loans receivable(1)                  $168,042    $ 10,492        6.24%    $153,378    $ 10,595        6.91%
      Securities                             35,390       1,288        3.64       41,677       1,395        3.34
      FHLB stock                              5,391         232        4.30        5,148         259        5.02
      Other interest-earning assets           6,301          91        1.44       10,301         119        1.16
                                           --------    --------                 --------    --------
           Total interest-earning
             assets(1)                      215,124      12,103        5.63      210,504      12,368        5.87
                                           --------    --------                 --------    --------

Non-interest earning assets                  13,284                               11,972
                                           --------                             --------
           Total assets                    $228,408                             $222,476
                                           ========                             ========
Interest-bearing liabilities:
      Savings                              $ 12,259          62        0.51     $ 11,181          71        0.64
      Money market                           23,632         275        1.16       20,765         275        1.33
      NOW                                    13,352          60        0.45       12,943          70        0.54
      Time                                   74,120       2,120        2.86       73,685       2,595        3.52
      Borrowed funds                         69,993       3,198        4.57       69,630       3,508        5.04
                                           --------    --------                 --------    --------

           Total interest-bearing
             liabilities                    193,356       5,715        2.96      188,204       6,519        3.46
                                           --------    --------                 --------    --------

Non-interest bearing liabilities              8,503                                7,552
                                           --------                             --------
           Total liabilities                201,859                              195,756
           Total shareholders'
             equity                          26,549                               26,720
                                           --------                             --------
           Total liabilities and
             shareholders' equity          $228,408                             $222,476
                                           ========                             ========

Net interest income                                    $  6,388                             $  5,849
                                                       ========                             ========
Net interest rate spread                                               2.67%                                2.41%
                                                                       ====                                 ====
Net interest earning assets                $ 21,768                             $ 22,300
                                           ========                             ========
Net yield on average interest-
  earning assets                                                       2.97%                                2.78%
                                                                       ====                                 ====
Average interest-earning assets to
   average interest-bearing liabilities                                1.11x                                1.12x
                                                                       ====                                 ====

                                        ______Year Ended December 31,______
                                        --------------2 0 0 2--------------
                                                      -------
                                          Average     Interest
                                        Outstanding    Earned/       Yield/
                                          Balance       Paid          Rate
                                          -------       ----          ----
                                               (Dollars in Thousands)
Interest-earning assets:
      Loans receivable(1)                 $160,486    $ 12,223        7.62%
      Securities                            38,278       1,510        3.94
      FHLB stock                             4,947         298        6.02
      Other interest-earning assets         15,915         266        1.67
                                          --------    --------
           Total interest-earning
             assets(1)                     219,626      14,297        6.51
                                          --------    --------

Non-interest earning assets                  9,982
                                          --------
           Total assets                   $229,608
                                          ========
Interest-bearing liabilities:
      Savings                             $ 10,491         132        1.26
      Money market                          19,149         386        2.02
      NOW                                   12,520         134        1.07
      Time                                  81,804       3,663        4.48
      Borrowed funds                        72,488       3,682        5.08
                                          --------    --------

           Total interest-bearing
             liabilities                   196,452       7,997        4.07
                                          --------    --------

Non-interest bearing liabilities             6,715
                                          --------
           Total liabilities               203,167
           Total shareholders'
             equity                         26,441
                                          --------
           Total liabilities and
             shareholders' equity         $229,608
                                          ========

Net interest income                                   $  6,300
                                                      ========
Net interest rate spread                                              2.44%
                                                                      ====
Net interest earning assets               $ 23,174
                                          ========
Net yield on average interest-
  earning assets                                                      2.87%
                                                                      ====
Average interest-earning assets to
   average interest-bearing liabilities                               1.12x
                                                                      ====

----------
--------------------------------------------------------------------------------
(1) Calculated net of deferred loan fees, loan discounts, loans in process and allowance for loan losses. Also includes Loans Held for Sale net of lower of cost or market.


                                                                             13.

The following table presents the weighted average yields on loans, investments and other interest-earning assets, and the weighted average rate on deposits and borrowings and the resulting interest rate spreads at the dates indicated.

                                                           At December 31,
                                                      -------------------------
                                                       2004      2003      2002
                                                      -----     -----     -----
Weighted average yield on:
     Loans receivable .............................    6.20%     6.43%     7.40%
     Securities ...................................    3.89      4.09      4.08
     Other interest-earning assets ................    1.76      0.90      1.28
          Combined weighted average yield on
            interest-earning assets ...............    5.76      5.78      6.30
Weighted average rate on:
     Savings ......................................    0.50      0.50      0.97
     Money market .................................    1.19      1.09      1.63
     NOW ..........................................    0.46      0.46      0.77
     Time .........................................    2.93      3.12      3.96
     Borrowed funds ...............................    4.34      4.96      5.32
     Repurchase agreements ........................    2.24      0.88      1.18
          Combined weighted average rate on
          interest-bearing liabilities ............    2.94      3.03      3.73

Spread ............................................    2.82      2.75      2.57

The loans receivable yield, which is the largest portion of interest income, decreased 23 basis points to 6.20%, a 3.6% decrease at the end of period 2004 compared to 6.43% at the end of period 2003. The overall weighted average yield on interest earning assets only decreased 2 basis points to 5.76% at the end of 2004 down from 5.78% at the end of 2003. Interest-bearing liability rate changes were also lower on most products. Time deposits decreased to 2.93% at the end of 2004 compared to 3.12% at the end of 2003, a 19 basis point decrease. Money market accounts increased 10 basis points to 1.19% at the end of 2004 compared to 1.09% at the end of 2003, a 9.2% increase. Borrowing rates decreased 62 basis points in 2004 to 4.34% compared to 4.96% at the end of 2003. The repurchase agreements reflect the end of period rates paid on our repurchase accounts that complement our accounts with a sweep feature. The combined interest-bearing liabilities weighted average rates decreased to 2.94% at the end of 2004 compared to 3.03% at the end of 2003. This 9 basis point decrease in interest costs compared to the earning assets yield's smaller decrease of 2 basis points caused the spread to widen to 2.82% at the end of 2004 compared to 2.75% at the end of 2003, a 7 basis point improvement over 2003.

--------------------------------------------------------------------------------


                                                                             14.

Rate/Volume Analysis
--------------------

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

                               ________________________Year Ended December 31,___________________________
                                          2004 vs. 2003                          2003 vs. 2002
                               -----------------------------------    -----------------------------------
                                      Increase                               Increase
                                     (Decrease)           Total             (Decrease)           Total
                                       Due to            Increase             Due to            Increase
                                Volume        Rate      (Decrease)     Volume        Rate      (Decrease)
                                ------        ----      ----------     ------        ----      ----------
                                                        (Dollars in Thousands)
Interest-earning assets:
      Loans receivable         $   964      $(1,067)     $  (103)     $  (525)     $(1,104)     $(1,629)
      Securities                  (222)         115         (107)         127         (242)        (115)
      FHLB stock                    12          (39)         (27)          12          (51)         (39)
      Other interest-
        earning assets             (53)          25          (28)         (78)         (68)        (146)
                               -------      -------      -------      -------      -------      -------

      Total interest-
        earning assets         $   701      $  (966)     $  (265)     $  (464)     $(1,465)     $(1,929)
                               =======      =======      =======      =======      =======      =======

Interest-bearing
  liabilities:
      Savings                  $     6      $   (15)     $    (9)     $     8      $   (69)     $   (61)
      Money market                  36          (36)          --           30         (141)        (111)
      NOW                            2          (12)         (10)           4          (68)         (64)
      Time                          15         (490)        (475)        (339)        (729)      (1,068)
      Borrowed funds               (41)        (269)        (310)         (83)         (91)        (174)
                               -------      -------      -------      -------      -------      -------

           Total interest-
             bearing
             liabilities       $    18      $  (822)     $  (804)     $  (380)     $(1,098)     $(1,478)
                               =======      =======      =======      =======      =======      =======

Net interest income                                      $   539                                $  (451)
                                                         =======                                =======

--------------------------------------------------------------------------------


                                                                             15.

Liquidity and Capital Resources
-------------------------------

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

OTS regulations require First Federal to maintain sufficient liquidity to assure its safe and sound operation. A measure of liquidity for thrift institutions is the ratio of cash and eligible investments to a certain percentage of net withdrawable savings and borrowings due within one year. As of December 31, 2004, First Federal's average liquidity ratio was 9.6%, of which 75.5% was comprised of short-term investments. Management believes First Federal has maintained adequate liquidity.

During the year ended December 31, 2004, there was a net decrease in cash and cash equivalents of $5.9 million. The major source of funds during the year included proceeds from sale of long-term fixed rate mortgages to the secondary market of $2.2 million, proceeds from called/sold investments and principal payments of $10.9 million, new advances from FHLB of $33.0 million and a net increase in deposits of $1.9 million. These proceeds were used to purchase $6.7 million in securities, fund new loans of $5.2 million, purchase $7.9 million in loans from other institutions, purchase $600,000 in life insurance premiums, and purchase $2.3 million of Northeast Indiana Bancorp stock, and fund a net decrease in other borrowed funds of $5.2 million.

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

Under currently effective capital regulations, savings associations must meet a 4.0% core capital requirement and a total capital to risk weighted assets ratio of 8.0%. At December 31, 2004, First Federal's core capital ratio was 10.7% and its total capital to risk weighted assets ratio was 16.7%. First Federal's capital significantly exceeds all capital requirements currently in effect and the institution is considered "well-capitalized" under federal regulations. See
Note 11 of the Notes to Consolidated Financial Statements.

During 2004, Northeast Indiana Bancorp completed its eleventh stock repurchase program which began in March 2004; 77,546 shares of stock were purchased in 2004 related to this program. Northeast Indiana Bancorp implemented its twelfth stock repurchase program in September 2004. Northeast Indiana Bancorp had repurchased 16,130 of the shares authorized for repurchase as of December 31, 2004. 13,650 shares were also repurchased upon the exercise of stock options in 2004 in accordance with the stock option plan agreement. As stock is repurchased, it becomes treasury stock and can be used for general corporate purposes.

--------------------------------------------------------------------------------


                                                                             16.

At December 31, 2004 the Company had 1,219,893 shares of treasury stock and 1,420,779 of common stock outstanding.

Impact of Inflation and Changing Prices
---------------------------------------

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

Newly Issued But Not Yet Effective Accounting Standards
-------------------------------------------------------

Financial Accounting Standard 123R requires all public companies to record compensation cost for stock options provided to employees in return for employee service. The cost is measured at the fair value of the options when granted, and this cost is expensed over the employee service period, which is normally the vesting period of the options. This will apply to awards granted or modified after the first quarter or year beginning after December 15, 2005. Compensation cost will also be recorded for prior option grants that vest after the date of adoption. The effect on results of operations will depend on the level of future option grants and the calculation of the fair value of the options granted at such future date, as well as the vesting periods provided, and so cannot currently be predicted.

Statement of Position 03-3 requires that a valuation allowance for loans acquired in a transfer, including in a business combination, reflect only losses incurred after acquisition and should not be recorded at acquisition. It applies to any loan acquired in a transfer that showed evidence of credit quality deterioration since it was made. The effect of this new standard on the Company's financial position and results of operations is not expected to be material upon adoption.

Critical Accounting Policies
----------------------------

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

--------------------------------------------------------------------------------


                                                                             17.

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

--------------------------------------------------------------------------------


                                                                             18.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Northeast Indiana Bancorp, Inc.
Huntington, Indiana

We have audited the accompanying consolidated balance sheets of Northeast Indiana Bancorp, Inc. as of December 31, 2004 and 2003 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northeast Indiana Bancorp, Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.


                                        Crowe Chizek and Company LLC

South Bend, Indiana
February 3,  2005

--------------------------------------------------------------------------------


                                                                             19.

                         NORTHEAST INDIANA BANCORP, INC.
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2004 and 2003
--------------------------------------------------------------------------------

                                                                   2004              2003
                                                              -------------     -------------
ASSETS
Interest earning cash and cash equivalents                    $   1,142,340     $   6,849,198
Noninterest earning cash and cash equivalents                     2,242,859         2,483,881
                                                              -------------     -------------
      Total cash and cash equivalents                             3,385,199         9,333,079
Securities available for sale                                    38,903,998        43,687,318
Securities held to maturity (fair value:  2004 - $60,000;
  2003 - $150,000)                                                   60,000           150,000
Loans receivable, net of allowance for loan losses of
  $1,357,505 in 2004 and $1,772,109 in 2003                     174,800,272       163,676,825
Accrued interest receivable                                         830,837           798,722
Premises and equipment, net                                       2,175,981         2,061,781
Investments in limited liability partnerships                     1,370,919         1,602,147
Cash surrender value of life insurance                            5,159,178         4,352,129
Goodwill                                                            130,972                --
Other intangible assets                                             187,242                --
Other assets                                                      1,667,625         1,732,531
                                                              -------------     -------------
      Total assets                                            $ 228,672,223     $ 227,394,532
                                                              =============     =============
LIABILITIES AND SHAREHOLDERS' EQUITY
Demand - noninterest bearing                                  $   7,123,510     $   5,945,039
Savings                                                          11,830,095        10,916,937
NOW                                                              13,689,018        13,005,299
MMDA                                                             15,585,845        19,335,140
Time                                                             75,722,300        72,807,321
                                                              -------------     -------------
      Total deposits                                            123,950,768       122,009,736
Borrowed funds                                                   77,066,576        76,545,485
Accrued expenses and other liabilities                            1,608,346         1,644,751
                                                              -------------     -------------
      Total liabilities                                         202,625,690       200,199,972
Shareholders' equity
      Preferred stock, no par value; 500,000 shares
        authorized; 0 shares issued                                      --                --
      Common stock, $.01 par value; 4,000,000 shares
        authorized; 2,640,672 shares issued;
        2004 - 1,420,779 shares outstanding;
        2003 - 1,487,514 shares outstanding                          26,407            26,407
      Additional paid in capital                                 29,502,677        29,143,357
      Retained earnings, substantially restricted                14,576,087        14,428,855
      Unearned employee stock ownership plan shares                (227,026)         (351,190)
      Unearned recognition and retention plan shares                (50,531)               --
      Accumulated other comprehensive loss, net of tax              (36,810)         (236,943)
      Treasury stock, at cost; 2004 - 1,219,893 shares;
        2003 - 1,153,158 shares                                 (17,744,271)      (15,815,926)
                                                              -------------     -------------
           Total shareholders' equity                            26,046,533        27,194,560
                                                              -------------     -------------
                Total liabilities and shareholders' equity    $ 228,672,223     $ 227,394,532
                                                              =============     =============

--------------------------------------------------------------------------------

                   The accompanying notes are an integral part of these consolidated financial statements.


                                                                             20.

                         NORTHEAST INDIANA BANCORP, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

                                                    2004             2003            2002
                                                ------------     ------------    ------------
Interest income
      Loans, including fees                     $ 10,492,255     $ 10,595,572    $ 12,223,690
      Taxable securities                           1,414,523        1,564,920       1,751,720
      Non-taxable securities                         105,556           88,633          56,282
      Deposits with financial institutions            90,892          119,590         265,581
                                                ------------     ------------    ------------
           Total interest income                  12,103,226       12,368,715      14,297,273
Interest expense
      Deposits                                     2,516,768        3,011,536       4,315,055
      Borrowed funds                               3,198,473        3,507,760       3,682,428
                                                ------------     ------------    ------------
           Total interest expense                  5,715,241        6,519,296       7,997,483
                                                ------------     ------------    ------------

Net interest income                                6,387,985        5,849,419       6,299,790

      Provision for loan losses                       37,500               --         732,300
                                                ------------     ------------    ------------
Net interest income after provision for loan
  losses                                           6,350,485        5,849,419       5,567,490

Noninterest income
      Service charges on deposit accounts            529,665          360,389         354,539
      Net gain (loss) on securities                 (716,364)          18,427         (10,535)
      Net gain on sale of loans                       89,164          510,369         475,053
      Trust fees                                      29,049          113,901         153,218
      Brokerage fees                                 102,226           37,206          66,138
      Other income                                   686,630          699,085         425,378
                                                ------------     ------------    ------------
           Total noninterest income                  720,370        1,739,377       1,463,791

Noninterest expense
      Salaries and employee benefits               3,106,407        2,607,819       2,600,923
      Occupancy                                      456,225          463,926         466,357
      Data processing                                645,002          667,745         621,523
      Deposit insurance premium                       18,840           19,733          23,570
      Professional fees                              257,495          248,978         240,688
      Correspondent bank charges                     216,063          210,273         224,734
      Other expense                                  777,122          750,880         792,869
                                                ------------     ------------    ------------
           Total noninterest expense               5,477,154        4,969,354       4,970,664
                                                ------------     ------------    ------------

Income before income taxes                         1,593,701        2,619,442       2,060,617

      Income tax expense                             611,479          689,468         470,721
                                                ------------     ------------    ------------

Net income                                      $    982,222     $  1,929,974    $  1,589,896
                                                ============     ============    ============

Basic earnings per common share                 $       0.69     $       1.36    $       1.09
                                                ============     ============    ============
Diluted earnings per common share               $       0.67     $       1.31    $       1.06
                                                ============     ============    ============

--------------------------------------------------------------------------------

                   The accompanying notes are an integral part of these consolidated financial statements.


                                                                             21.

                         NORTHEAST INDIANA BANCORP, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

                                                                                                                Unearned
                                                                                                                Employee
                                                                         Additional                               Stock
                                                        Common             Paid in           Retained           Ownership
                                                         Stock             Capital           Earnings          Plan Shares
                                                         -----             -------           --------          -----------
Balance, January 1, 2002                              $     26,407      $ 28,874,771       $ 12,447,813       $   (620,566)

Net income                                                      --                --          1,589,896                 --
Other comprehensive income:
  Net change in unrealized gains (losses)
    on securities available for sale                            --                --                 --                 --
  Total tax effect                                              --                --                 --                 --

      Total other comprehensive income                          --                --                 --                 --


Total comprehensive income                                      --                --                 --                 --

Cash dividends ($.49 per share)                                 --                --           (752,480)                --

Purchase of 87,676 shares of treasury stock                     --                --                 --                 --
Issuance of 34,078 shares of treasury stock upon
  exercise of stock options                                     --           (16,685)                --                 --
Tax effect of stock plans                                       --            37,080                 --                 --
16,733 shares committed to be released
  under the ESOP                                                --           105,293                 --            138,215
Amortization of RRP contributions                               --                --                 --                 --
                                                      ------------      ------------       ------------       ------------

Balance, December 31, 2002                                  26,407        29,000,459         13,285,229           (482,351)

Net income                                                      --                --          1,929,974                 --
Other comprehensive income:
  Net change in unrealized gains (losses)
    on securities available for sale                            --                --                 --                 --
  Total tax effect                                              --                --                 --                 --

      Total other comprehensive income                          --                --                 --                 --


Total comprehensive income                                      --                --                 --                 --

Cash dividends ($.53 per share)                                 --                --           (786,348)                --

Purchase of 54,328 shares of treasury stock                     --                --                 --                 --
Issuance of 44,784 shares of treasury stock upon
  exercise of stock options                                     --           (52,347)                --                 --
Tax effect of stock plans                                       --            38,257                 --                 --
15,879 shares committed to be released
  under the ESOP                                                --           156,988                 --            131,161
Amortization of RRP contributions                               --                --                 --                 --
                                                      ------------      ------------       ------------       ------------

Balance, December 31, 2003                                  26,407        29,143,357         14,428,855           (351,190)

                                                                         Accumulated
                                                        Unearned            Other
                                                       Recognition      Comprehensive                             Total
                                                      and Retention     Income (Loss),        Treasury        Shareholders'
                                                       Plan Shares        Net of Tax            Stock             Equity
                                                       -----------        ----------            -----             ------
Balance, January 1, 2002                              $    (12,555)      $     20,979       $(14,455,811)      $ 26,281,038

Net income                                                      --                 --                 --          1,589,896
Other comprehensive income:
  Net change in unrealized gains (losses)
    on securities available for sale                            --            302,776                 --
  Total tax effect                                              --           (184,200)                --
                                                                         ------------
      Total other comprehensive income                          --            118,576                 --            118,576
                                                                                                               ------------

Total comprehensive income                                      --                 --                 --          1,708,472

Cash dividends ($.49 per share)                                 --                 --                 --           (752,480)

Purchase of 87,676 shares of treasury stock                     --                 --         (1,320,253)        (1,320,253)
Issuance of 34,078 shares of treasury stock upon
  exercise of stock options                                     --                 --            373,168            356,483
Tax effect of stock plans                                       --                 --                 --             37,080
16,733 shares committed to be released
  under the ESOP                                                --                 --                 --            243,508
Amortization of RRP contributions                            8,637                 --                 --              8,637
                                                      ------------       ------------       ------------       ------------

Balance, December 31, 2002                                  (3,918)           139,555        (15,402,896)        26,562,485

Net income                                                      --                 --                 --          1,929,974
Other comprehensive income:
  Net change in unrealized gains (losses)
    on securities available for sale                            --           (550,803)                --
  Total tax effect                                              --            174,305                 --
                                                                         ------------
      Total other comprehensive income                          --           (376,498)                --           (376,498)
                                                                                                               ------------

Total comprehensive income                                      --                 --                 --          1,553,476

Cash dividends ($.53 per share)                                 --                 --                 --           (786,348)

Purchase of 54,328 shares of treasury stock                     --                 --           (903,433)          (903,433)
Issuance of 44,784 shares of treasury stock upon
  exercise of stock options                                     --                 --            490,403            438,056
Tax effect of stock plans                                       --                 --                 --             38,257
15,879 shares committed to be released
  under the ESOP                                                --                 --                 --            288,149
Amortization of RRP contributions                            3,918                 --                 --              3,918
                                                      ------------       ------------       ------------       ------------

Balance, December 31, 2003                                      --           (236,943)       (15,815,926)        27,194,560

--------------------------------------------------------------------------------

                                  (Continued)


                                                                             22.

                         NORTHEAST INDIANA BANCORP, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

                                                                                                                Unearned
                                                                                                                Employee
                                                                         Additional                               Stock
                                                        Common             Paid in           Retained           Ownership
                                                         Stock             Capital           Earnings          Plan Shares
                                                         -----             -------           --------          -----------
Balance at January 1, 2004                            $     26,407      $ 29,143,357       $ 14,428,855       $   (351,190)
Net income                                                                                      982,222
Other comprehensive income:
  Net change in unrealized gains (losses)
    on securities available for sale
  Total tax effect

      Total other comprehensive income

Total comprehensive income

Cash dividends ($.57 per share)                                                                (834,990)

Purchase of 107,326 shares of treasury stock
Issuance of 37,591 shares of treasury stock upon
  exercise of stock options                                                      877
Tax effect of stock plans                                                    132,306
15,032 shares committed to be released
  under the ESOP                                                             195,769                               124,164
Purchase of 3,000 treasury shares for RRP                                     30,368
Amortization of RRP contributions
                                                      ------------      ------------       ------------       ------------
Balance, December 31, 2004                            $     26,407      $ 29,502,677       $ 14,576,087       $   (227,026)
                                                      ============      ============       ============       ============

                                                                         Accumulated
                                                        Unearned            Other
                                                       Recognition      Comprehensive                             Total
                                                      and Retention     Income (Loss),        Treasury        Shareholders'
                                                       Plan Shares        Net of Tax            Stock             Equity
                                                       -----------        ----------            -----             ------
Balance at January 1, 2004                            $         --       $   (236,943)      $(15,815,926)      $ 27,194,560
Net income                                                                                                          982,222
Other comprehensive income:
  Net change in unrealized gains (losses)
    on securities available for sale                                          151,027
  Total tax effect                                                             49,106
                                                                         ------------
      Total other comprehensive income                                        200,133                               200,133
                                                                                                               ------------
Total comprehensive income                                                                                        1,182,355

Cash dividends ($.57 per share)                                                                                    (834,990)

Purchase of 107,326 shares of treasury stock                                                  (2,343,157)        (2,343,157)
Issuance of 37,591 shares of treasury stock upon
  exercise of stock options                                                                      383,305            384,182
Tax effect of stock plans                                                                                           132,306
15,032 shares committed to be released
  under the ESOP                                                                                                    319,933
Purchase of 3,000 treasury shares for RRP                  (61,875)                               31,507                 --
Amortization of RRP contributions                           11,344                                                   11,344
                                                      ------------       ------------       ------------       ------------
Balance, December 31, 2004                            $    (50,531)      $    (36,810)      $(17,744,271)      $ 26,046,533
                                                      ============       ============       ============       ============

--------------------------------------------------------------------------------

                   The accompanying notes are an integral part of these consolidated financial statements.


                                                                             23.

                         NORTHEAST INDIANA BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

                                                                          2004             2003             2002
                                                                      ------------     ------------     ------------
Cash flows from operating activities
      Net income                                                      $    982,222     $  1,929,974     $  1,589,896
      Adjustments to reconcile net income
        to net cash from operating activities:
           Depreciation and amortization                                   615,393          500,310          555,379
           Provision for loan losses                                        37,500               --          732,300
           Net (gain) loss on sale of:
                Foreclosed real estate and repossessed assets                8,180          (43,577)         115,931
                Premises and equipment                                       1,604               --               --
                Loans held for sale                                        (89,164)        (510,369)        (475,053)
           Net (gain) loss on securities available for sale                716,364          (18,427)          10,535
           Originations of loans held for sale                          (2,158,520)     (19,145,087)     (18,855,817)
           Proceeds from loans sold                                      2,247,684       20,064,831       20,464,917
           Reduction of obligation under ESOP                              319,933          288,149          243,508
           Amortization of RRP                                              11,344            3,918            8,637
           Amortization of intangible assets                                12,486               --               --
           Net change in:
                Other assets                                                84,301         (108,333)        (487,036)
                Accrued interest receivable                                (32,115)        (104,129)          58,407
                Accrued expenses and other liabilities                     (36,405)         438,895           88,787
                                                                      ------------     ------------     ------------
                     Total adjustments                                   1,738,585        1,366,181        2,460,495
                                                                      ------------     ------------     ------------
                          Net cash from operating activities             2,720,807        3,296,155        4,050,391
Cash flows from investing activities
      Investment in limited liability partnership                               --               --         (500,000)
      Purchases of securities available for sale                        (6,701,182)     (27,121,059)     (27,870,418)
      Cash paid for acquisitions                                          (437,500)              --               --
      Proceeds from maturities and principal payments of:
           Securities available for sale                                 8,050,700       21,128,468       23,191,989
           Securities held to maturity                                      90,000           75,000           81,000
      Proceeds from sale of securities available for sale                2,721,405        4,595,171        1,405,188
      Purchase of life insurance                                          (600,000)      (2,100,000)              --
      Purchases of loans                                                (7,929,680)      (1,735,793)      (3,464,773)
      Proceeds from sale of participation loans                            573,551               --               --
      Net change in loans                                               (5,215,690)      (9,261,881)       9,824,524
      Proceeds from sale of foreclosed real estate and
        repossessed assets                                               1,357,660        2,286,258          837,407
      Expenditures on premises and equipment                              (333,609)        (138,570)        (136,677)
      Proceeds from sale of premises and equipment                              --               --            8,143
                                                                      ------------     ------------     ------------
                     Net cash from investing activities                 (8,424,345)     (12,272,406)       3,376,383
Cash flows from financing activities
      Net change in deposits                                             2,028,532         (346,916)     (14,673,359)
      Advances from FHLB                                                33,000,000       15,000,000        2,000,000
      Repayment of FHLB advances                                       (27,250,000)     (19,000,000)              --
      Additional borrowings and payments of demand notes                        --         (100,000)         100,000
      Net change in other borrowed funds                                (5,228,909)       5,751,563       (1,172,489)
      Dividends paid                                                      (834,990)        (786,348)        (752,480)
      Purchase of treasury stock                                        (2,343,157)        (903,433)      (1,320,253)
      Sale of treasury stock                                               384,182          438,056          356,483
                                                                      ------------     ------------     ------------
                     Net cash from financing activities                   (244,342)          52,922      (15,462,098)
                                                                      ------------     ------------     ------------

Net change in cash and cash equivalents                                 (5,947,880)      (8,923,329)      (8,035,324)
Cash and cash equivalents at beginning of year                           9,333,079       18,256,408       26,291,732
                                                                      ------------     ------------     ------------
Cash and cash equivalents at end of year                              $  3,385,199     $  9,333,079     $ 18,256,408
                                                                      ============     ============     ============
Cash paid for:
      Interest                                                        $  5,710,711     $  6,589,699     $  7,991,828
      Income taxes                                                         327,250          510,525          628,300
Non-cash transactions:
   Transfer from loans to other real estate and repossessed assets       1,410,872        1,880,414        1,178,570

--------------------------------------------------------------------------------

                   The accompanying notes are an integral part of these consolidated financial statements.


                                                                             24.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

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

The primary source of income for the Company is the origination of commercial and residential real estate loans in northeastern Indiana. Loans secured by real estate mortgages comprise approximately 77% and 79% of the loan portfolio at December 31, 2004 and 2003, and are primarily secured by residential mortgages.

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

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is determined by management to be "other than temporary" as defined by FASB 115. In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             25.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days. Past due status is based on the contractual terms of the loan. Payments received on such loans are reported as principal reductions. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

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

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             26.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at the lower of the loan balance or fair value when acquired, establishing a new cost basis. If the value subsequently declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed. Foreclosed assets totaled $211,000 and $165,594 at December 31, 2004 and 2003.

Investments in Limited Liability Partnerships: These represent the Company's investments in affordable housing projects for the primary purpose of available tax benefits. They are accounted for using the cost or equity methods of accounting depending on ownership. The excess of the carrying amount of the investment over its estimated residual value is amortized during the periods in which associated tax credits are allocated to the investor. The annual amortization of the investment is based on the proportion of tax credits received in the current year to total estimated tax credits to be allocated to the Company. These investments are reviewed for impairment when events indicate their carrying amounts may not be recoverable from future undiscounted cash flows. If impaired, the investments are reported at discounted amounts.

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

Goodwill and Other Tangible Assets: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

Other tangible assets consist of acquired customer relationship intangible assets arising from business acquisitions. They are initially measured at fair value and then are amortized on an accelerated method over the estimated useful lives.

Long-term Assets: These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             27.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

                                                    2004           2003           2002
                                                 ----------     ----------     ----------
Net income as reported                           $  982,222     $1,929,974     $1,589,896
Deduct:  Stock-based compensation expense
  determined under fair value based method          (28,353)       (23,219)       (15,588)
                                                 ----------     ----------     ----------
Pro forma net income                             $  953,869     $1,906,755     $1,574,308
                                                 ==========     ==========     ==========

Basic earnings per common share as reported      $     0.69     $     1.36     $     1.09
Pro forma basic earnings per common share              0.67           1.34           1.08

Diluted earnings per common share as reported          0.67           1.31           1.06
Pro forma diluted earnings per common share            0.65           1.29           1.05

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date. No stock options were granted in 2004.

                                                          2003       2002
                                                         -----      -----

      Risk-free interest rate                             3.58%      4.28%
      Expected option life in years                          6          6
      Expected stock price volatility                    37.23%      24.7%
      Dividend yield                                      3.09%      3.37%

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

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             28.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. ESOP and RRP shares are considered outstanding for this calculation unless unearned. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options and RRP plans.

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

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             29.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Newly Issued But Not Yet Effective Accounting Standards: Financial Accounting Standard 123R requires all public companies to record compensation cost for stock options provided to employees in return for employee service. The cost is measured at the fair value of the options when granted, and this cost is expensed over the employee service period, which is normally the vesting period of the options. This will apply to awards granted or modified after the first quarter or year beginning after December 15, 2005. Compensation cost will also be recorded for prior option grants that vest after the date of adoption. The effect on results of operations will depend on the level of future option grants and the calculation of the fair value of the options granted at such future date, as well as the vesting periods provided, and so cannot currently be predicted.

Statement of Position 03-3 requires that a valuation allowance for loans acquired in a transfer, including in a business combination, reflect only losses incurred after acquisition and should not be recorded at acquisition. It applies to any loan acquired in a transfer that showed evidence of credit quality deterioration since it was made. The effect of this new standard on the Company's financial position and results of operations is not expected to be material upon adoption.

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

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             30.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 2 - SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

                                                      Gross            Gross
                                      Fair         Unrealized       Unrealized
                                      Value           Gains           Losses
                                   -----------     -----------      -----------

Available for sale - 2004
      U.S. Government agencies     $ 9,677,252     $     6,781      $   (44,527)
      Mutual funds                   4,250,538              --          (52,419)
      Mortgage-backed               12,650,575         135,066         (103,505)
      States and political
        subdivisions                 3,569,633          25,143          (30,805)
      FHLB Stock                     5,489,500              --               --
      Equity                         3,266,500           2,000               --
                                   -----------     -----------      -----------

                                   $38,903,998     $   168,990      $  (231,256)
                                   ===========     ===========      ===========

                                                      Gross            Gross
                                      Fair         Unrealized       Unrealized
                                      Value           Gains           Losses
                                   -----------     -----------      -----------

Available for sale - 2003
      U.S. Government agencies     $ 9,767,207     $    59,152      $   (26,793)
      Mutual funds                   4,180,511              --          (22,557)
      Mortgage-backed               17,627,711         161,488         (129,674)
      States and political
        subdivisions                 3,131,589          43,087          (24,996)
      FHLB Stock                     5,253,300              --               --
      Equity                         3,727,000          65,000         (338,000)
                                   -----------     -----------      -----------
                                   $43,687,318     $   328,727      $  (542,020)
                                   ===========     ===========      ===========

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             31.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 2 - SECURITIES (Continued)

The carrying amount, unrecognized gains and losses, and fair value of securities held to maturity were as follows:

                                                    Gross          Gross
                                      Carrying   Unrecognized   Unrecognized     Fair
                                       Amount       Gains          Losses        Value
                                      --------   ------------   ------------   --------
Held to maturity - 2004
      Other debt securities           $ 60,000     $     --       $     --     $ 60,000
                                      --------     --------       --------     --------

                                      $ 60,000     $     --       $     --     $ 60,000
                                      ========     ========       ========     ========

Held to maturity - 2003
      States and political
      subdivisions                    $ 35,000     $     --       $     --     $ 35,000
      Other debt securities            115,000           --             --      115,000
                                      --------     --------       --------     --------

                                      $150,000     $     --       $     --     $150,000
                                      ========     ========       ========     ========

Contractual maturities of debt securities at year end 2004 were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities and mutual funds backed by debt securities, are shown separately.

                         --Available for Sale--   ------Held to Maturity------
                           ------------------           ----------------
                                  Fair              Carrying          Fair
                                  Value              Amount           Value
                               -----------         -----------     -----------

Due in one year or less        $ 5,022,700         $    60,000     $    60,000
Due from one to five years       2,359,271                  --              --
Due from five to ten years       5,739,661                  --              --
Due in over ten years              125,253                  --              --
Mutual funds                     4,250,538                  --              --
Mortgage backed securities      12,650,575                  --              --
                               -----------         -----------     -----------

                               $30,147,998         $    60,000     $    60,000
                               ===========         ===========     ===========

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             32.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 2 - SECURITIES (Continued)

Sales of securities available for sale were as follows:

                                  2004               2003               2002
                              -----------        -----------        -----------

Proceeds                      $ 2,721,405        $ 4,595,171        $ 1,405,188
Gross gains                        31,824             24,701              3,663
Gross losses                      (12,688)            (6,274)           (14,198)

Securities pledged at year end 2004 and 2003 had a carrying value of $17,013,000 and $25,431,000, and were pledged to secure securities sold under repurchase agreements and Federal Home Loan Bank advances.

Securities with unrealized losses at year end 2004 not recognized in income are as follows:

                                     Continued Unrealized               Continued Unrealized
                                      Loss For Less than                 Loss For 12 Months
                                 ----------12 Months---------       -----------or More----------       -----------Total------------
                                           ---------                           -------                            -----
                                    Fair           Unrealized          Fair           Unrealized          Fair           Unrealized
   Description of Securities        Value             Loss             Value             Loss             Value             Loss
   -------------------------     -----------      -----------       -----------      -----------       -----------      -----------
   U.S. Government agencies      $ 6,670,312      $   (44,527)      $        --      $        --       $ 6,670,312      $   (44,527)
   Mutual funds                           --               --         4,250,538          (52,419)        4,250,538          (52,419)
   Mortgage-backed                 2,262,862          (14,528)        3,830,404          (88,977)        6,093,266         (103,505)
   State and political
     subdivisions                  1,890,505          (25,021)          245,683           (5,784)        2,136,188          (30,805)
                                 --------------------------------------------------------------------------------------------------

Total temporarily impaired       $10,823,679      $   (84,076)      $ 8,326,625      $  (147,180)      $19,150,304      $  (231,256)
                                 ==================================================================================================

Securities with unrealized losses at year end 2003 not recognized in income are as follows:

                                     Continued Unrealized               Continued Unrealized
                                           Loss For                          Loss For
                                      Less than 12 Months                 12 Months or More                       Total
                                      -------------------                 -----------------                       -----
                                    Fair           Unrealized          Fair           Unrealized          Fair           Unrealized
Description of Securities           Value             Loss             Value             Loss             Value             Loss
-------------------------        -----------      -----------       -----------      -----------       -----------      -----------
U.S. Government agencies         $ 3,495,756      $   (26,793)      $        --      $        --       $ 3,495,756      $   (26,793)
Mutual funds                       4,180,511          (22,557)               --               --         4,180,511          (22,557)
Mortgage-backed                    8,245,451         (129,674)               --               --         8,245,451         (129,674)
State and Political
  subdivisions                     1,519,820          (24,996)               --               --         1,519,820          (24,996)
Equity                                    --               --         2,662,000         (338,000)        2,662,000         (338,000)
                                 --------------------------------------------------------------------------------------------------
Total temporarily impaired       $17,441,538      $  (204,020)      $ 2,662,000      $  (338,000)      $20,103,538      $  (542,020)
                                 ==================================================================================================

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             33.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 2 - SECURITIES (Continued)

At December 31, 2004, management recorded a non-cash impairment charge through earnings of $735,500 for the decline in the value of $1.25 million of Fannie Mae ("FNMA") and $1.75 million of Freddie Mac ("FHLMC") floating rate preferred stock securities it holds. The recent downgrade in rating on the FNMA security due to recently disclosed accounting issues, the duration of the suppressed market value on both the FNMA and FHLMC securities and inability to project when market value recovery would occur led management to record the write-down. The unrealized losses on marketable equity securities decreased from $748,000 at September 30, 2004 to $ -0- at December 31, 2004 as a result of the non-cash impairment charge. The fair value of the FNMA and FHLMC securities was $2.26 million at December 31, 2004.

Some of the Company's debt securities had unrealized losses as well at year end 2004. With the shorter average lives on these instruments compared to equity securities, management believes its underlying investment will be recovered at par by existing maturity dates.

NOTE 3 - LOANS RECEIVABLE, NET

Year end loans were as follows:

                                                             2004               2003
                                                         -------------      -------------
      Mortgage
           Secured by one-to-four family residences      $  97,942,499      $  91,636,930
           Secured by other properties                      26,306,421         25,133,492
           Construction - residential                        2,613,400          6,795,706
           Construction - nonresidential                     3,317,912          2,673,112
      Automobile                                            10,274,648          9,591,277
      Credit card                                            1,798,417          1,985,439
      Commercial                                            25,718,871         21,955,578
      Home equity and second mortgage                        7,952,063          6,775,864
      Other consumer                                         3,252,282          2,831,756
                                                         -------------      -------------

                                                           179,176,513        169,379,154
      Net of:
           Loans in process                                    (82,821)          (134,411)
           Undisbursed portion of construction loans        (2,684,115)        (3,503,029)
           Net deferred loan origination fees                 (251,800)          (292,780)
           Allowance for loan losses                        (1,357,505)        (1,772,109)
                                                         -------------      -------------
                Loans receivable, net                    $ 174,800,272      $ 163,676,825
                                                         =============      =============

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             34.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 3 - LOANS RECEIVABLE, NET (Continued)

Activity in the allowance for loan losses was as follows:

                                         2004           2003            2002
                                     -----------    -----------     -----------

      Balance at beginning of year   $ 1,772,109    $ 2,135,630     $ 1,954,900
      Provision charged to income         37,500             --         732,300
      Charge-offs                       (608,515)      (647,909)       (836,914)
      Recoveries                         156,411        284,388         285,344
                                     -----------    -----------     -----------

      Balance at end of year         $ 1,357,505    $ 1,772,109     $ 2,135,630
                                     ===========    ===========     ===========

Impaired loans were as follows:

                                                       2004          2003
                                                    ----------    ----------
      Year-end loans with no allocated allowance
        for loan losses                             $       --    $       --
      Year-end loans with allocated allowance
        for loan losses                              2,224,606     2,495,469
                                                    ----------    ----------

      Total                                         $2,224,606    $2,495,469
                                                    ==========    ==========

                                                         2004          2003          2002
                                                      ----------    ----------    ----------
      Amount of the allowance for loan
        losses allocated                              $  311,778    $  592,517    $  959,108

      Average of impaired loans during the year        2,257,324     3,756,415     5,564,385

      Interest income recognized during impairment        82,759       156,114       366,874
      Cash-basis interest income recognized               80,968       155,781       365,208

Nonperforming loans were as follows:

                                                         2004          2003
                                                      ----------    ----------

      Loans past due over 90 days still on accrual    $       --    $       --
      Nonaccrual loans                                 1,713,000     2,413,000

Nonperforming loans and impaired loans are defined differently. Some loans may be included in both categories, whereas other loans may only be included in one category.

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             35.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 4 - SECONDARY MORTGAGE MARKETING ACTIVITIES

Activity for capitalized mortgage servicing rights was as follows:

                                                 2004              2003
                                              ---------         ---------

      Servicing rights:
        Beginning of year                     $ 307,007         $ 248,681
        Additions                                21,583           195,605
        Amortized to expense                    (51,984)         (137,279)
                                              ---------         ---------

        End of year                           $ 276,606         $ 307,007
                                              =========         =========

NOTE 5 - PREMISES AND EQUIPMENT, NET

Year end premises and equipment were as follows:

                                                       2004            2003
                                                   -----------     -----------

      Land                                         $   458,331     $   458,331
      Automobiles                                       40,392          40,392
      Buildings and leasehold improvements           2,046,946       2,038,953
      Furniture, fixtures and equipment              1,807,596       1,519,049
                                                   -----------     -----------
           Total cost                                4,353,265       4,056,725
      Accumulated depreciation and amortization     (2,177,284)     (1,994,944)
                                                   -----------     -----------

                                                   $ 2,175,981     $ 2,061,781
                                                   ===========     ===========

Depreciation  expense was  $237,000,  $253,000 and  $250,000 for 2004,  2003 and
2002.

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             36.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 6 - GOODWILL AND INTANGIBLE ASSETS

Goodwill

The change in balance for goodwill during the year is as follows:

                                                                    2004
                                                                  --------
      Beginning of year                                           $     --
      Acquired goodwill                                            130,972
                                                                  --------

      End of year                                                 $130,972
                                                                  ========

Acquired Intangible Assets

Acquired intangible assets were as follows as of year end:

                                                                2004
                                                     -------------------------
                                                      Gross
                                                     Carrying      Accumulated
                                                      Amount      Amortization
                                                     --------     ------------

Amortized intangible assets:
Customer relationship intangibles                    $199,728       $ 12,486
                                                     --------       --------

             Total                                   $199,728       $ 12,486
                                                     ========       ========

Aggregate amortization expense was $12,486 for 2004.

NOTE 7 - DEPOSITS

Time deposits of $100,000 or more were $29,274,000 and $26,418,000 at year end 2004 and 2003.

Scheduled maturities of time deposits for the next five years were as follows:

            2005                                         $45,783,645
            2006                                          23,811,337
            2007                                           5,668,441
            2008                                             344,125
            2009                                              14,752
            Thereafter                                       100,000
                                                         -----------
                                                         $75,722,300
                                                         ===========

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             37.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 8 - BORROWED FUNDS

Year end borrowed funds were as follows:

                                                         2004            2003
                                                     -----------     -----------

      Federal Home Loan Bank (FHLB) advances         $68,750,000     $63,000,000
      Securities sold under repurchase agreements      8,316,576      13,545,485
                                                     -----------     -----------
                                                     $77,066,576     $76,545,485
                                                     ===========     ===========

Securities Sold Under Agreements To Repurchase

Securities sold under agreements to repurchase are secured by mortgage-backed securities with a carrying amount of $9,423,000 and $13,562,000 at year-end 2004 and 2003.

Securities sold under agreements to repurchase are financing arrangements that mature within one day. At maturity, the securities underlying the agreements are returned to the Company. Information concerning securities sold under agreements to repurchase is summarized as follows:

                                                        2004            2003
                                                    -----------     -----------

      Average daily balance during the year         $ 6,273,679     $ 4,810,814
      Average interest rate during the year                1.48%           0.99%
      Maximum month-end balance during the year     $15,715,902     $13,545,485
      Weighted average interest rate at year-end           2.24%           0.88%

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             38.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 8 - BORROWED FUNDS (continued)

FHLB Advances

FHLB advances have fixed and variable interest rates ranging from 1.55% to 6.88%. Scheduled maturities and the weighted average interest rates by maturity at year end 2004 were as follows:

                                                                        Weighted
                                                                        Average
                                                                        Interest
                                                                          Rate
                                                                          ----

            2005                                   $11,750,000            1.97%
            2006                                     5,000,000            2.99
            2007                                    10,000,000            6.65
            2008                                     6,000,000            4.74
            2009                                            --              --
            Thereafter                              36,000,000            4.59
                                                   -----------
                                                   $68,750,000            4.34
                                                   ===========

FHLB advances are secured by FHLB stock, eligible mortgage loans and specifically pledged securities. At December 31, 2004 and 2003, in addition to FHLB stock, collateral of approximately $94.9 million and $90.0 million was pledged to the FHLB to secure advances outstanding.

In addition, $36,000,000 of the advances outstanding at December 31, 2004 contained options with dates ranging from March 1, 2005 to December 21, 2005, whereby the interest rate may be adjusted by the FHLB, at which time the advances may be repaid at the option of First Federal without penalty.

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             39.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 9 - EMPLOYEE BENEFITS

Employee Pension Plan: First Federal is part of a noncontributory multi-employer defined benefit pension plan covering substantially all employees. The trustees of the Financial Institutions Retirement Fund administer the plan. There is no separate actuarial valuation of plan benefits nor segregation of plan assets specifically for First Federal because the plan is a multi-employer plan and separate actuarial valuations are not made with respect to each employer nor are the plan assets so segregated. Expense for 2004, 2003 and 2002 was approximately $149,000, $95,000 and $50,000.

401(k) Plan: Northeast Indiana Bancorp has a 401(k) plan for all employees who have completed one year of service (1,000 hours) and attained a minimum age of 21 years. Participants may make deferrals up to 75% of compensation. Northeast Indiana Bancorp matches 50% of elective deferrals on the first 6% of the participant's compensation. Expense for 2004, 2003 and 2002 was approximately $46,000, $45,000 and $40,000.

Supplemental Retirement Plans: First Federal has a supplemental retirement plan for the CEO and a deferred compensation plan for certain directors of First Federal. First Federal is recording an expense equal to the change in the present value of the payment due at retirement based on the projected remaining years of service using the projected unit credit method. The balance of the plans was approximately $652,000 and $549,000 at year-end 2004 and 2003. Expense related to the plans was approximately $186,000, $154,000 and $130,000 for 2004, 2003 and 2002.

First Federal has purchased insurance on the lives of the participants in the supplemental retirement plan and the deferred compensation plan with First Federal as beneficiary. In addition, life insurance was purchased on a pool of officers both during 2003 and 2004 with First Federal as beneficiary. The cash surrender value of the life insurance was approximately $5,159,000 and $4,352,000 at year-end 2004 and 2003. The income derived from the investment in life insurance included in other income was approximately $207,000, $169,000 and $100,000 for 2004, 2003 and 2002.

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

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             40.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

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

Cash contributions, including dividends on unearned ESOP shares, were approximately $173,000 during 2004, $182,000 during 2003 and $192,000 during 2002. ESOP compensation expense was approximately $320,000, $288,000 and $244,000 for 2004, 2003 and 2002.

ESOP shares at year end are as follows:

                                                       2004         2003
                                                     --------     --------

      Allocated shares                                105,373      108,551
      Shares released for allocation                   15,032       15,879
      Unreleased shares                                27,485       42,517
      Shares vested and withdrawn                      63,371       44,314
                                                     --------     --------

           Total shares                               211,261      211,261
                                                     ========     ========

           Fair value of unreleased shares           $552,449     $894,558
                                                     ========     ========

Recognition and Retention Plan (RRP): The RRP provides for issue of shares to directors, officers and employees. The maximum total shares available under the RRP was 105,620, and 14,126 shares are available for future grants. There were 3,000 new RRP grants awarded in 2004, after no new RRP grants in 2003 or 2002. The expense associated with the RRP was approximately $11,000, $4,000 and $9,000 in 2004, 2003 and 2002.

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             41.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 10 - INCOME TAXES

Income tax expense is summarized as follows:

                                         2004         2003         2002
                                      ---------    ---------    ---------

      Current federal                 $ 360,135    $ 389,621    $ 491,123
      Deferred federal                   74,200      105,001     (159,336)
      Current state                     131,656      153,631      171,982
      Deferred state                     45,488       41,215      (33,048)
                                      ---------    ---------    ---------

           Income tax expense         $ 611,479    $ 689,468    $ 470,721
                                      =========    =========    =========

Effective tax rates differ from federal statutory rates applied to financial statement income due to the following:

                                                        2004          2003          2002
                                                     ---------     ---------     ---------
Federal statutory rate of 34% times financial
  statement income before income taxes               $ 541,858     $ 890,611     $ 700,610
Tax effect of:
      State tax, net of federal income tax effect       60,229       128,598        91,696
      Low income housing credit                       (237,200)     (259,700)     (250,000)
      Tax exempt income                               (127,440)     (121,172)      (95,349)
      Impairment on available for sale securities      250,070            --            --
      ESOP market value adjustment                      66,562        53,376        35,800
      Other, net                                        57,400        (2,245)      (12,036)
                                                     ---------     ---------     ---------
           Income tax expense                        $ 611,479     $ 689,468     $ 470,721
                                                     =========     =========     =========

The effective tax rate is 38.4%, 26.3% and 22.8% for 2004, 2003, and 2002.

The components of the net deferred tax asset recorded in the balance sheet at year end are as follows:

                                                         2004          2003
                                                      ----------    ----------
      Deferred tax assets
           Deferred compensation                      $  258,639    $  217,482
           Bad debts                                     538,859       701,933
           Deferred loan fees                             99,738       115,970
           Unearned compensation                          89,391        84,898
           Interest on non-accrual loans                  35,079        79,929
           Low income housing credit carryforwards       116,422        24,767
           Other                                          32,596         4,891
                                                      ----------    ----------
                Total                                  1,170,724     1,229,870
                                                      ----------    ----------

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             42.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 10 - INCOME TAXES (Continued)

                                                                  2004          2003
                                                               ---------     ---------
      Deferred tax liabilities
           Depreciation                                        $(145,012)    $(132,880)
           Unrealized gain on securities available for sale           --       (23,650)
           FHLB stock dividends                                 (168,897)      (75,338)
           Low income housing partnership                        (11,942)      (58,897)
                                                               ---------     ---------
                Total                                           (325,851)     (290,765)
                                                               ---------     ---------

           Net deferred tax asset                              $ 844,873     $ 915,455
                                                               =========     =========

Retained earnings at December 31, 2004 and 2003 include approximately $1.3 million for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $442,000 at December 31, 2004 and 2003.

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

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             43.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 11 - REGULATORY MATTERS (Continued)

At year end, actual First Federal capital levels (in millions) and minimum required levels were:

                                                                                      Minimum Required
                                                                                         To Be Well
                                                             Minimum Required            Capitalized
                                                                For Capital        Under Prompt Corrective
                                         Actual              Adequacy Purposes        Action Regulations
                                         ------              -----------------        ------------------
                                   Amount        Ratio      Amount        Ratio      Amount        Ratio
                                   ------        -----      ------        -----      ------        -----
2004
----
Total capital
  (to risk weighted assets)         $25.5        16.7%       $12.2         8.0%       $15.3        10.0%
Tier 1 (core) capital
  (to risk weighted  assets)         24.4        16.0          6.1         4.0          9.2         6.0
Tier 1 (core) capital
  (to adjusted total  assets)        24.4        10.7          9.1         4.0         11.4         5.0
Tier 1 (core) capital
  (to average assets)                24.4        10.7          9.1         4.0         11.4         5.0

                                                                                      Minimum Required
                                                                                         To Be Well
                                                             Minimum Required            Capitalized
                                                                For Capital        Under Prompt Corrective
                                         Actual              Adequacy Purposes        Action Regulations
                                         ------              -----------------        ------------------
                                   Amount        Ratio      Amount        Ratio      Amount        Ratio
                                   ------        -----      ------        -----      ------        -----
2003
----
Total capital
  (to risk weighted assets)         $26.4        17.8%       $11.9         8.0%       $14.8        10.0%
Tier 1 (core) capital
  (to risk weighted  assets)         25.2        17.0          5.9         4.0          8.9         6.0
Tier 1 (core) capital
  (to adjusted total  assets)        25.2        11.1          9.1         4.0         11.4         5.0
Tier 1 (core) capital
  (to average assets)                25.2        11.3          8.9         4.0         11.1         5.0

First Federal was categorized as well capitalized at year end 2004 and 2003.

Regulations of the Office of Thrift Supervision limit the amount of dividends and other capital distributions that may be paid by savings institutions without prior approval of the Office of Thrift Supervision. The regulatory restriction is based on a three-tiered system with the greatest flexibility being afforded to well-capitalized (Tier 1) institutions. First Federal is currently a Tier 1 institution. Accordingly, First Federal can make, without prior regulatory approval, distributions during a calendar year up to 100% of its retained net income for the calendar year-to-date plus retained net income for the previous two calendar years as long as First Federal would remain well-capitalized, as defined by the Office of Thrift Supervision prompt corrective action regulations, following the proposed distribution. At year end 2004, the Bank had no retained earnings available for distribution without regulatory approval.

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             44.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

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

Financial instruments with off-balance-sheet risk were as follows at year end.

                                                  2004             2003
                                              -----------      -----------

      Fixed rate commitments                  $ 6,218,431      $ 6,956,076
      Variable rate commitments                10,358,931       12,438,597
      Credit card arrangements                  4,051,233        3,841,561
      Letters of credit                         2,117,497        1,949,647

Most loan commitments have terms up to 60 days. At year end 2004, fixed commitments have contractual interest rates ranging from 4.75% to 7.75%. Credit card interest rates are fixed at 14.9% or 9.8%. Most variable rate arrangements are tied either to the national monthly median cost of funds, prime rate or the U.S. Treasury bill rate and have spreads between 0% and 5%.

Certain executives of the Bank have employment contracts, which are based upon changes of control. The employment contracts provide for the payment of one to three years worth of the officers' salaries upon a change of control.

NOTE 13 - STOCK OPTIONS

Options to buy stock have been granted to directors, officers and employees under two different stock option and incentive plans. Exercise price is the market price at date of grant. The maximum option term is ten years and options vest over five years under both plans. The Company had almost awarded all stock options under the original stock option plan by the year ended 2001. As such, the 2002 Omnibus Incentive Plan was added to the Company's proxy statement and approved by the shareholders at the May 1, 2002 Northeast Indiana Bancorp, Inc. Annual Meeting. There were 158,753 new stock options approved under the new plan. At year end 2004, 141,474 shares were authorized for future grants.

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             45.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 13 - STOCK OPTIONS (Continued)

Information about option grants follows:

                                       Number           Exercise      Fair Value
                                     of Options           Price       of Grants
                                     ----------           -----       ---------

Outstanding, end of 2001               196,007
        Granted                          5,000          $  14.45       $   3.16
        Granted                          2,500             14.63           2.89
        Exercised                      (25,763)             9.71
        Exercised                       (3,300)            14.66
        Exercised                       (2,200)            11.31
        Exercised                       (1,815)            12.60
        Exercised                       (1,000)            10.19
                                       -------
Outstanding, end of 2002               169,429
                                       -------
        Granted                          5,000             15.27           2.96
        Granted                         10,000             20.64           7.24
        Exercised                      (43,934)             9.71
        Exercised                         (550)            14.66
        Exercised                         (300)            11.31
        Forfeited                       (1,150)            12.91
                                       -------
Outstanding, end of 2003               138,495
                                       -------
        Exercised                       33,391              9.71
        Exercised                          500             10.19
        Exercised                        1,600             11.31
        Exercised                        1,100             14.66
        Exercised                        1,000             20.64
        Forfeited                         (300)            11.31
                                       -------
Outstanding, end of 2004               100,604
                                       =======

Options outstanding at year end were as follows:

                                                     2004             2003             2002
                                                  -----------      -----------      -----------
      Number of options                               100,604          138,495          169,429
      Minimum exercise price                      $      9.71      $      9.71      $      9.71
      Maximum exercise price                            20.64            20.64            18.49
      Weighted-average exercise price                   11.92            11.46            10.37
      Weighted-average remaining option life       3.07 years       3.67 years       3.76 years

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             46.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 13 - STOCK OPTIONS (Continued)

Exercisable options outstanding at year-end 2004 were as follows:

               Range of                     Number of           Weighted Average
           Exercise Prices             Options Exercisable       Exercise Price
           ---------------             -------------------       --------------

            $9.00-$11.99                     66,724                  $ 9.71
            $12.00-$14.99                     8,750                   13.95
            $15.00-$17.99                     2,815                   16.79
            $18.00-$20.99                     2,815                   19.25
                                             ------                  ------

                                             81,104                  $10.75
                                             ======                  ======

There were 81,104, 110,795 and 149,103 options exercisable at year end 2004, 2003 and 2002. The weighted-average exercise price of options exercisable at year end 2004, 2003 and 2002 was $10.75, $10.24 and $9.95.

NOTE 14 - RELATED PARTY TRANSACTIONS

Certain directors and officers of First Federal are loan customers. A summary of related party loan activity for loans aggregating $60,000 or more to any one related party is as follows:

      Balance - January 1, 2004                               $ 3,402,556
           New loans                                              923,193
           Repayments                                          (1,011,199)
           Changes in related parties during the year                  --
                                                              -----------
      Balance - December 31, 2004                             $ 3,314,550
                                                              ===========

Related party deposits were approximately $619,000 and $621,000 at year end 2004 and 2003.

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             47.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Following are carrying amounts and estimated fair values at year end (in thousands):

                                                  2 0 0 4                         2 0 0 3
                                                  -------                         -------
                                         Carrying        Estimated       Carrying        Estimated
                                          Amount         Fair Value       Amount         Fair Value
                                         ---------       ----------      ---------       ----------
Financial assets:
-----------------
      Cash and cash equivalents          $   3,385       $   3,385       $   9,333       $   9,333
      Securities available for sale         38,904          38,904          43,687          43,687
      Securities held to maturity               60              60             150             150
      Loans receivable, net                174,800         177,687         163,677         167,023
      Accrued interest receivable              831             831             799             799
      Investments in limited
        liability partnerships               1,371           1,371           1,602           1,602
      Cash surrender value of life
        insurance                            5,159           5,159           4,352           4,352

Financial liabilities:
----------------------
      Deposits                            (123,951)       (123,944)       (122,010)       (123,491)
      Borrowed funds                       (77,067)        (79,416)        (76,545)        (82,133)
      Accrued interest payable                (175)           (175)           (170)           (170)

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

The estimated fair value for loans held for sale is based on market quotes. The estimated fair value for loans is based on estimates of the rate that would be charged for similar such loans at December 31, 2004 and 2003, applied for the time period until estimated repayment and the allowance for loan losses is considered to be a reasonable estimate of discount for credit quality concerns. The estimated fair value for demand and savings deposits is based on their carrying value. The estimated fair value for time deposits and borrowed funds is based on estimates of the rate that would be paid on such deposits or for such borrowings at December 31, 2004 and 2003, applied for the time period until maturity. The estimated fair value of other financial instruments and off-balance-sheet loan commitments approximates cost and is not considered significant for this presentation.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were Northeast Indiana Bancorp to have disposed of such items at December 31, 2004 or 2003, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 2004 and 2003 should not necessarily be considered to apply at subsequent dates.

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             48.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 16 - BUSINESS COMBINATION

On June 30, 2004, First Federal acquired 100% of the personal property and customer list of Innovative Financial Services, a locally-owned brokerage firm, through First Federal's brokerage subsidiary Northeast Indiana Financial, Inc. Operating results of Innovative Financial Services are included in the consolidated financial statements since the date of acquisition. As a result of this acquisition, the Company expects to further solidify its market share in the financial services market, expand its customer base to enhance fee income and provide an opportunity to market additional products and services to new customers.

The aggregate purchase price was $350,000. The purchase price resulted in approximately $131,000 in goodwill and $200,000 in customer relationship intangible. The customer relationship intangible will be amortized over 8 years, using an accelerated method. Goodwill will not be amortized but instead evaluated periodically for impairment.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition.

Premises and equipment                                                  $ 19,300
Goodwill                                                                 130,972
Customer list intangible                                                 199,728
                                                                        --------
   Total assets acquired                                                 350,000

   Total liabilites assumed                                                   --
              Net assets acquired                                       $350,000
                                                                        ========

Information relating to proforma income and expense had the acquisition occurred at January 1, 2004 and 2003 is not considered material to this presentation.

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             49.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 17 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Northeast Indiana Bancorp, Inc. is as follows:

                            CONDENSED BALANCE SHEETS
                           December 31, 2004 and 2003

                                                           2004          2003
                                                       -----------   -----------
ASSETS
Cash and cash equivalents                              $   582,710   $ 1,487,833
Securities available for sale                              281,116       287,677
Loan receivable from Employee Stock Ownership Plan         290,950       436,425
Investment in subsidiary bank                           24,905,980    24,993,175
Other assets                                                 7,998         4,307
                                                       -----------   -----------

      Total assets                                     $26,068,754   $27,209,417
                                                       ===========   ===========

LIABILITIES
Accrued expenses                                       $    22,221   $    14,857

SHAREHOLDERS' EQUITY                                    26,046,533    27,194,560
                                                       -----------   -----------

      Total liabilities and shareholders' equity       $26,068,754   $27,209,417
                                                       ===========   ===========

                         CONDENSED STATEMENTS OF INCOME
                  Years ended December 31, 2004, 2003 and 2002

                                                  2004           2003           2002
                                              -----------    -----------    -----------
Interest income                               $    38,497    $    48,458    $    58,017
Dividends from subsidiary bank                  1,725,000      1,775,000      1,600,000
                                              -----------    -----------    -----------

      Total income                              1,763,497      1,823,458      1,658,017

Operating expenses                                241,793        229,497        233,454
                                              -----------    -----------    -----------
Income before income taxes and equity in
  undistributed earnings of subsidiary bank     1,521,704      1,593,961      1,424,563

Income tax benefit                                (83,179)       (70,808)       (92,073)
                                              -----------    -----------    -----------
Income before equity in undistributed
  earnings of subsidiary bank                   1,604,883      1,664,769      1,516,636
Equity in undistributed
  earnings of subsidiary bank                    (622,661)       265,205         73,260
                                              -----------    -----------    -----------

Net income                                    $   982,222    $ 1,929,974    $ 1,589,896
                                              ===========    ===========    ===========

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             50.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 17 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2004, 2003 and 2002

                                                              2004           2003           2002
                                                          -----------    -----------    -----------
Cash flows from operating activities
      Net income                                          $   982,222    $ 1,929,974    $ 1,589,896
      Adjustments to reconcile net income to cash
        from operating activities:
           Amortization                                          (154)          (145)          (137)
           Equity in undistributed
             earnings of subsidiary bank                      622,661       (265,205)       (73,260)
           Change in:
                Other assets                                  131,274         71,441         15,210
                Accrued expenses                                7,364          4,803          1,143
                                                          -----------    -----------    -----------
                     Net cash from operating activities     1,743,367      1,740,868      1,532,852

Cash flows from investing activities
      Repayments on loan receivable from ESOP                 145,475        145,475        145,475
                                                          -----------    -----------    -----------
                Net cash from investing activities            145,475        145,475        145,475

Cash flows from financing activities
      Dividends paid                                         (834,990)      (786,348)      (752,480)
      Purchase of treasury stock                           (2,343,157)      (903,433)    (1,320,253)
      Sale of treasury stock                                  384,182        438,056        356,483
                                                          -----------    -----------    -----------
           Net cash from financing activities              (2,793,965)    (1,251,725)    (1,716,250)
                                                          -----------    -----------    -----------
Net change in cash and cash equivalents                      (905,123)       634,618        (37,923)

Cash and cash equivalents at beginning of year              1,487,833        853,215        891,138
                                                          -----------    -----------    -----------

Cash and cash equivalents at end of year                  $   582,710    $ 1,487,833    $   853,215
                                                          ===========    ===========    ===========

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             51.

                         NORTHEAST INDIANA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 18 - EARNINGS PER COMMON SHARE

A reconciliation of the numerators and denominators of the basic earnings per common share and diluted earnings per common share computations for the years ended December 31, is presented below.

                                                           2004           2003           2002
                                                       -----------    -----------    -----------
Basic Earnings Per Common Share

      Net income available to common shareholders      $   982,222    $ 1,929,974    $ 1,589,896
                                                       ===========    ===========    ===========

      Weighted average common shares
        outstanding before adjustment                    1,461,346      1,478,123      1,531,361

      Less: unallocated ESOP shares                        (42,517)       (58,396)       (75,129)

      Less: non-vested RRP shares                           (3,100)          (310)          (762)
                                                       -----------    -----------    -----------

      Weighted average common shares outstanding
         for basic earnings per  common share            1,415,729      1,419,417      1,455,470
                                                       ===========    ===========    ===========

           Basic Earnings Per Common Share             $      0.69    $      1.36    $      1.09
                                                       ===========    ===========    ===========

Diluted Earnings Per Common Share

      Net income available to common
        shareholders, per above                        $   982,222    $ 1,929,974    $ 1,589,896
                                                       ===========    ===========    ===========

      Weighted average common shares outstanding         1,415,729      1,419,417      1,455,470

      Add: dilutive effects of assumed conversions
        and exercises of stock options                      48,179         58,038         49,532
                                                       -----------    -----------    -----------

      Weighted average common and dilutive
        shares outstanding for dilutive earnings per
        common share                                     1,463,908      1,477,455      1,505,002
                                                       ===========    ===========    ===========

           Diluted Earnings Per Common Share           $      0.67    $      1.31    $      1.06
                                                       ===========    ===========    ===========

Stock options for 0, 10,000 and 14,380 shares of common stock were not considered in computing diluted earnings per common shares for the years ended December 31, 2004, 2003 and 2002 because they were not dilutive.

--------------------------------------------------------------------------------


                                                                             52.

                         NORTHEAST INDIANA BANCORP, INC.

                                TABLE OF CONTENTS
--------------------------------------------------------------------------------

PRESIDENT'S MESSAGE TO OUR SHAREHOLDERS ...................................    1

SELECTED CONSOLIDATED FINANCIAL INFORMATION ...............................    2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS .....................................    3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM ......................................................................   19

CONSOLIDATED FINANCIAL STATEMENTS .........................................   20

STOCKHOLDER INFORMATION ...................................................   54

DIRECTORS AND EXECUTIVE OFFICERS ...........................   Inside Back Cover
--------------------------------------------------------------------------------

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

                                                               Dividends
              Quarter Ended                High        Low     Declared
              -------------                ----        ---     --------

            March 31, 2003                $16.20     $15.05     $  .13
            June 30, 2003                  20.02      15.50        .13
            September 30, 2003             21.25      18.18        .13
            December 31, 2003              22.00      18.15        .14

            March 31, 2004                $21.49     $19.95     $  .14
            June 30, 2004                  22.35      21.00        .14
            September 30, 2004             22.00      20.07        .14
            December 31, 2004              22.72      20.10        .15

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in Note 1 and Note 11 of Notes to Consolidated Financial Statements included in this Annual Report.

As of February 08, 2005, there were approximately 403 shareholders of record, not including those shares held in nominee or street name through various brokerage firms or banks.

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

               Corporate Office                   Special Counsel                 Independent Auditor
       Northeast Indiana Bancorp, Inc.         Barnes & Thornburg LLP        Crowe Chizek and Company LLC
            648 North Jefferson Street       11 South Meridian Street              330 E. Jefferson Blvd.
             Huntington, Indiana 46750         Indianapolis, IN 46204           South Bend, Indiana 46624
                        (260) 356-3311


                                                                             54.

                         NORTHEAST INDIANA BANCORP, INC.
                        DIRECTORS AND EXECUTIVE OFFICERS
--------------------------------------------------------------------------------

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

Michael S. Zahn
Senior Vice President

Randall C. Rider
President
  Lime City Manufacturing Company, Inc.

William A Zimmer
President
  W.A. Zimmer Company


                                                                             55.